CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

As confidentially submitted to the Securities and Exchange Commission on May 29, 2025.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

MDT Sub Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3841	33-3985981
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
18000 Devonshire St.
Northridge, CA 91325
(763) 514-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ivan Fong
MDT Sub Holdings, Inc.
18000 Devonshire St.
Northridge, CA 91325
(763) 514-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Adam E. Fleisher Kimberly R. Spoerri Synne D. Chapman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	John B. Meade Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated          ,
Preliminary Prospectus
                Shares
MDT Sub Holdings, Inc.
Common Stock

This is an initial public offering of shares of the common stock of MDT Sub Holdings, Inc. We are offering            shares of our common stock.
Prior to this offering, there has been no public market for shares of our common stock. We estimate that the initial public offering price per share of our common stock will be between $           and $           . We intend to list our shares of common stock on            under the symbol “          .”
Upon completion of this offering, Medtronic will continue to own           % of the voting power of our shares of common stock eligible to vote in the election of our directors (or           % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of           . See “Management—Controlled Company Exemption.”
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 27 to read about factors you should consider before purchasing shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
__________________
(1)See “Underwriting” for a description of compensation to be paid to the underwriters.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional            shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about           ,           .

Joint Book-Running Managers

Goldman Sachs & Co. LLC	BofA Securities
Prospectus dated           ,

Striving to give people the ***freedom to forget***
about diabetes and live life to the fullest.
Melanie
Living with type 1 diabetes since 1990
Winning with MiniMed since 2000
minimed

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CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Through and including the 25th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and cannot assure you as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, results of operations, or financial condition may have changed since that date.
Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS
In connection with this offering, we (as defined below) will enter into a series of transactions with Medtronic pursuant to which Medtronic will transfer the assets and liabilities of the Diabetes Operating Unit (as defined below) to us. As consideration for these assets, we will assume the liabilities associated with the assets of the Diabetes Operating Unit and will issue to Medtronic shares of our common stock. We refer to these transactions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation,” collectively as the “Separation.” As part of the Separation, we intend to use part of the net proceeds from this offering to repay (or cause one or more of our subsidiaries to repay) $           in principal amount of intercompany debt owed to Medtronic under one or more notes. For more information on the intercompany debt owed to Medtronic, see “Certain Relationships and Related Person Transactions—Other Agreements with Medtronic—Intercompany Debt.”
Unless otherwise indicated or the context otherwise requires, (1) references in this prospectus to the “Company,” the “Registrant,” “we,” “us,” and “our” refer to MDT Sub Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries assuming the completion of the Separation and (2) references in this prospectus to the “Diabetes Operating Unit” refer to the business that will be transferred to the Company in connection with the Separation, primarily representing the diabetes business segment of Medtronic. References in this prospectus to “Medtronic” or “Parent” refer to Medtronic plc, an Irish public limited company, and its consolidated subsidiaries other than MDT Sub Holdings, Inc. and MDT Sub Holdings, Inc.’s consolidated subsidiaries.
In addition, unless the context otherwise requires, statements relating to our history in this prospectus describe the history of the Diabetes Operating Unit of Medtronic and forward-looking statements assume the completion of all the transactions described in this prospectus, including the Separation.
Market and Industry Data
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market share, market opportunity, and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources, and management estimates, which we believe to be reliable based on reasonable assumptions. Unless otherwise indicated, statements of market position are on the basis of total sales in the relevant geographic market or product category in 2024, based on our analysis of third-party data reported by various sources, including Diabetes Metabolism Research and Reviews; Diabetes, Obesity and Metabolism; dQ&A; the International Diabetes Foundation (the “IDF”); the Journal of the American Medical Association; the Journal of Clinical Endocrinology & Metabolism; the Journal of Diabetes Technology & Therapeutics; the National Institute of Health (the “NIH”); Seagrove Partners; the New England Journal of Medicine; and the World Health Organization (the “WHO”).
Unless otherwise indicated, we have not commissioned any of the industry publications or other reports generated by third-party providers that we refer to in this prospectus. Our management estimates are derived from such third-party sources, other publicly available information, our knowledge of our industry, internal company research, surveys, information from our customers and third-party partners, trade and business organizations, and other contacts in the markets in which we operate and assumptions based on this information and knowledge.
Data regarding our industry and our market position and market share within our industry are inherently imprecise and are subject to significant business, economic, and competitive uncertainties beyond our control, but we believe they generally indicate market size, market position, and market share within our industry. In addition, assumptions and estimates of our and our industry’s future performance involve risks and uncertainties and are subject to change based on various factors, including those described in the section of this prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and us. See “Cautionary Note Regarding Forward-Looking Statements.”
Certain of our products that are named in this prospectus are regulated by the U.S. Food and Drug Administration (the “U.S. FDA”). For additional information about the regulation of these products, see “Business—Government Regulation and Product Approval Process—United States Regulations.”

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In certain portions of this prospectus we reference meta-analyses when direct head-to-head studies are unavailable. While meta-analysis can provide valuable insights by aggregating data from multiple studies, it has inherent limitations. The methodology relies on indirect comparisons, which may introduce biases due to variations in study design, populations, and analytical approaches. Without direct comparative trials, differences in outcomes between interventions may not be adequately assessed, leading to potential uncertainties in the interpretation of results. Accordingly, investors should exercise caution when considering findings derived from meta-analysis as conclusive evidence.
The data presented in Figures A and D in the sections of this prospectus entitled “Prospectus Summary” and “Business—Our Market” rely on the following sources: International Diabetes Federation, IDF Diabetes Atlas, 11th edition (2025); estimated market size based on 2024 calendar year revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners; Seagrove Partners’ 2025 WW Diabetes Master Forecast; and Seagrove Partners’ SeaTRAKMonitor Q4 2024 data (estimating the compound annual growth rate of the market for our products from 2024 to 2028). The Insulin Dependent Type 1 and Type 2 relative portion size of the figures represent our estimated market size for our diabetes technologies and other offerings based on 2024 calendar year revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners.
The data presented in Figure C in the section of this prospectus entitled “Business—Our Products and Offerings” rely on the following sources: Beck RW et al., “Effect of Continuous Glucose Monitoring on Glycemic Control in Adults With Type 1 Diabetes Using Insulin Injections: The DIAMOND Randomized Clinical Trial,” JAMA (2017), 317(4), 371-378; Bergenstal RM et al., “Safety of a Hybrid Closed-Loop Insulin Delivery System in Patients With Type 1 Diabetes,” JAMA (2016), 316(13), 1407-1408; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care. (2024), 47(5), 790-797; and Vigersky R, et al., “The Relationship of Hemoglobin A1C to Time-in-Range in Patients with Diabetes,” Diabetes Technol Ther. (2019), 21(2), 81-85.
The data presented in Figure F in the section of this prospectus entitled “Business—Our Products and Offerings” rely on the following sources: Forlenza GP et al., “Real-World Evidence of Omnipod 5 Automated Insulin Delivery System Use in 69,902 People with Type 1 Diabetes,” Diabetes Technol Ther. (2024), 26(8), 514-525; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790–797; and Shah VN et al., “Continuous Glucose Monitoring Profiles in Healthy Nondiabetic Participants: A Multicenter Prospective Study,” The Journal of Clinical Endocrinology & Metabolism (2019), 104(10), 4,356-4,364.
The data presented in Figure G in the section of this prospectus entitled “Business—Our Products and Offerings” rely in part on Lingen K et al., “Advantages and disadvantages of connected insulin pens in diabetes management,” Endocrine Connections (2023), 12(11), e230108.
The data presented in Figure H in the section of this prospectus entitled “Business—Clinical / Real-World Evidence” rely on the following sources: Beck RW et al., “Effect of Continuous Glucose Monitoring on Glycemic Control in Adults With Type 1 Diabetes Using Insulin Injections: The DIAMOND Randomized Clinical Trial,” JAMA (2017), 317(4), 371-378; Bergenstal RM et al., “Glucose Management Indicator (GMI): A New Term for Estimating A1C From Continuous Glucose Monitoring,” Diabetes Care (2018), 41(11), 2,275-2,280; Boucsein A et al., “Impact of Advanced Hybrid Closed Loop on Youth With High-Risk Type 1 Diabetes Using Multiple Daily Injections,” Diabetes Care (2023), 46(3), 628-632; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790-797; Choudhary P et al., “Advanced hybrid closed loop therapy versus conventional treatment in adults with type 1 diabetes (ADAPT): a randomised controlled study,” Lancet Diabetes Endocrinol. (2022), 10(10), 720-731; Choudhary P et al., “Celebrating the Data from 100,000 Real-World Users of the MiniMedTM 780G System in Europe, Middle East, and Africa Collected Over 3 Years: From Data to Clinical Evidence,” Diabetes Technology & Therapeutics (2024), 26:S3, 32-37; Elhenawy YI et al., “Performance of the MiniMed 780G system on mitigating menstrual cycle-dependent glycaemic variability,” Diabetes Obes Metab. (2024), 26(11), 4,916-4,923; Forlenza GP et al., “Real-World Evidence of Omnipod 5 Automated Insulin Delivery System Use in 69,902 People with Type 1 Diabetes,” Diabetes Technol Ther. (2024), 26(8), 514-525; Grosman B et al., “A Peek Under the Hood: Explaining the MiniMed 780G Algorithm with Meal Detection Technology,” Diabetes

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Technol Ther. (2024), 26(S3), 17-23; Jendle J et al., “A European Cost-Utility Analysis of the MiniMed 780G Advanced Hybrid Closed-Loop System Versus Intermittently Scanned Continuous Glucose Monitoring with Multiple Daily Insulin Injections in People Living with Type 1 Diabetes,” Diabetes Technol Ther. (2023), 25(12), 864-876; MacLeod J et al., “Shining the Spotlight on Multiple Daily Insulin Therapy: Real-World Evidence of the InPen Smart Insulin Pen,” Diabetes Technol Ther. (2024), 26(1), 33-39; and Matejko B et al., “Transitioning of People With Type 1 Diabetes From Multiple Daily Injections and Self-Monitoring of Blood Glucose Directly to MiniMed 780G Advanced Hybrid Closed-Loop System: A Two-Center, Randomized, Controlled Study,” Diabetes Care (2022), 45(11), 2,628-2,635.
Trademarks, Trade Names, and Service Marks
The trademarks, trade names, and service marks of the Company appearing in this prospectus are, as applicable, our property, licensed to us, or, prior to the completion of this offering, the property of Medtronic. The name and mark, Medtronic, and other trademarks, trade names, and service marks of Medtronic appearing in this prospectus are the property of Medtronic. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the “®,” “™,” or “℠” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names, and service marks. This prospectus also contains additional trademarks, trade names, and service marks belonging to other parties. We do not intend our use or display of these other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, such other parties.
Basis of Presentation
We have historically operated as part of Medtronic. The financial information included in this prospectus has been prepared from Medtronic’s historical accounting records and is derived from the consolidated financial statements of Medtronic to present the Diabetes Operating Unit as if it had been operating on a standalone basis. The historical combined financial statements (together with the notes thereto, the “combined financial statements”) reflect our financial position, results of operations, and cash flows as we were historically managed, in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The combined financial statements reflect all revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with our business activities. The combined financial statements also reflect the net effect of transactions with Medtronic, including allocations of certain expenses for services from Medtronic that may have been historically allocated to the Diabetes Operating Unit, including, but not limited to, corporate and shared expenses related to finance and accounting, legal, information technology, human resources, facilities, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. The allocations may not reflect the expenses the Diabetes Operating Unit would have incurred if it had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by the Diabetes Operating Unit in the period in which the costs were recorded. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures.
The financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future. See “Risk Factors—Risks Related to the Separation and the Distribution—We have a limited history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.”
We utilize a 52/53 week fiscal year, ending the last Friday in April, for the presentation of our financial statements and related notes thereto at April 26, 2024 and April 28, 2023 and for each of the fiscal years ended April 26, 2024 (fiscal year 2024) and April 28, 2023 (fiscal year 2023).
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Non-GAAP Financial Measures
This prospectus contains certain financial measures, including Adjusted Gross Profit and Adjusted EBITDA, that are not required by, or prepared in accordance with, U.S. GAAP. We refer to these measures as “non-GAAP” financial measures. These are supplemental financial measures and should not be viewed as a substitute for GAAP financial measures. Although our management uses these non-GAAP financial measures when planning, monitoring, and evaluating our performance, any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. The non-GAAP financial measures we present may not be comparable to similarly-named measures reported by other companies.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for our definitions of these non-GAAP measures, information about how and why we use these non-GAAP measures, and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

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PROSPECTUS SUMMARY
This summary highlights selected information included elsewhere in this prospectus. To better understand the Separation and our business and financial position, you should carefully review this entire prospectus. You should carefully consider, among other things, the sections entitled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, all references in this prospectus to the “Company,” the “Registrant,” “we,” “us,” and “our” refer to MDT Sub Holdings, Inc.
Overview
We are a leading global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes. Since our founding more than 40 years ago, we have pioneered groundbreaking innovation and served the needs of our customers across the globe in service of our mission to strive to give people the freedom to forget about diabetes and live their best life.
Today, we are the only player in the market that commercializes all parts of an integrated diabetes management system. This allows us to provide a five-star customer experience: an easier and consistent user experience, seamless integration, privacy and security, optimized performance and reliability, and our pioneering and industry-leading dosing algorithm. This differentiated value proposition is designed to solve two key problems for people with diabetes (“PWD”). First, we believe our products deliver superior health outcomes, when measured against European Association for the Study of Diabetes (“EASD”) and American Diabetes Association (the “ADA”) guidelines, by effectively and measurably improving glycemic control compared to other available treatment options and competing products. By enhancing glycemic control, our products can help reduce long-term complications of diabetes, improve longevity and quality of life, and reduce associated costs to health systems. Second, our customer experience reduces or substantially eliminates the burden of diabetes management for users, their families, their caregivers, and their healthcare providers (“HCPs”).
Diabetes is a chronic, life-threatening disease that affects the body’s production of and response to insulin, a hormone produced by the pancreas that is critical to the metabolism of glucose. It is a global epidemic, with 589 million PWD globally, according to the 2025 IDF World Atlas. The disease has no known cure and brings with it significant short and long-term health impacts, including risk of serious comorbidities. Managing diabetes is a 24/7 challenge that greatly impacts the overall quality of life of the person with diabetes as well as his or her family. People with Type 1 Diabetes (“T1D”) as well as those with Type 2 (“T2D”) who require background (basal) and mealtime (bolus) insulin must self-administer insulin multiple times per day and continuously monitor their blood glucose levels to inform their insulin dosing.
We serve PWD who require intensive insulin therapy, which represents all people with T1D and a subset of those with T2D. We serve this market by offering various diabetes technologies, including insulin delivery devices (primarily insulin pumps and pens), continuous glucose monitors (“CGMs”), consumables, supplies, and related software and services. In total, we estimate the current market for our diabetes technologies and other offerings to be over $16 billion, based on 2024 calendar year revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. Our market is expected to grow at a compound annual growth rate above 10% from 2024 through at least 2028, according to Seagrove Partners’ March 2025 market model, driven by the adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market. The primary medical specialists who use and/or prescribe our products are endocrinologists, diabetologists, nurse practitioners, physician assistants, and primary care physicians (“PCPs”).
Our platform of simple and clinically effective solutions for PWD requiring insulin therapy includes:
•Automated Insulin Delivery (“AID”) Systems: Integrated solutions for glucose sensing and automated insulin dosing and administration, delivering superior glycemic control. Our system is composed of an insulin pump that administers insulin, consumable insulin infusion sets and reservoirs, a CGM sensor that measures blood glucose levels, and a Smart Dosing algorithm that is designed to mimic how a healthy pancreas works. In our AID system, real-time CGM readings inform our Smart Dosing algorithm, which provides automatic adjustments and corrections to insulin dosing every five minutes based on target blood

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glucose settings and Meal Detection technology. This algorithm automatically informs insulin administration and wraparound applications, software, and services for users, caregivers, and HCPs, allowing users and caregivers to track and control their treatment through compatible smartphone applications. Our AID systems include our second-generation MiniMed 780G system, as well as our older MiniMed 770G, MiniMed 740G, MiniMed 720G, and MiniMed 630G systems.
•Smart Multiple Daily Injection (“MDI”) System: For those who prefer to self-administer insulin by manual injections or seek freedom from on-body devices, Smart MDI systems offer an integrated solution for sensing, dosing, and administration. Our Smart MDI system includes InPen (our Smart Insulin Pen for insulin administration), Simplera or Guardian 4 (our CGM sensor), and wraparound applications and services. Our Bluetooth-enabled smart insulin pens connect with our Smart Dosing software and intuitive mobile app, which can track and personalize insulin dosing suggestions based on CGM sensor readings, including suggestions for mealtime and correction doses.
Today, we are the only company that commercializes all the constituent parts of these advanced solutions for diabetes therapy. We believe that other players in our market specialize in CGM sensors or insulin pumps and dosing algorithms, and therefore need to establish strategic partnerships and share data in order to offer Smart Dosing solutions. We believe that our presence in all parts of the Smart Dosing ecosystem is a significant advantage over our competitors because it can result in a more effective user experience, relieving some of the burdens of existing diabetes technology. Additionally, our data advantage in having both CGM and insulin data allows us to be more effective in developing high-quality products that drive better clinical outcomes, especially in the iterative, data-rich development of insulin dosing algorithms.
Our products deliver differentiated clinical efficacy and customer satisfaction. We believe our solutions have demonstrated superiority over the current standard of care of administering insulin through MDI manually with only a standalone unconnected blood glucose monitor (“BGM”) or CGM to inform dosing. An analysis of real-world evidence from more than 100,000 users demonstrated that 86% of MiniMed 780G users, using recommended settings, achieved >70% time in range (“TIR”). TIR is a representation of blood glucose levels as measured by a CGM device, expressed as a percentage of time spent between 70 and 180 mg/dL, or 3.9 and 10.0 mmol/L. The target for TIR, based on ADA guidelines, is >70%. In addition, in a randomized controlled study, MiniMed 780G showed a clinically significant 1.4% absolute improvement in hemoglobin A1C (“A1C”), as compared to the current standard of care as described above. A1C is measured with a blood test and is a representation of the average blood sugar over the previous three months. The ADA recommendation for A1C is <7.0%, or 53 mmol/mol. A 2024 meta-analysis of competing systems showed that our MiniMed 780G systems outperformed against other competing products on TIR. We believe our clinical performance is driven by our advanced SmartGuard dosing algorithms, which safely and automatically adjust insulin dosing every five minutes. An international group of experts in diabetes technology convened prior to the 2025 Advanced Technologies & Treatments for Diabetes (“ATTD”) Congress and recommended establishing new language, describing a new name and a tighter glycemic goal closer to the blood glucose levels of those without diabetes (70-140 mg/dL). Consequently, the recommended name is time in normoglycemia (“TING”), which would replace time in tight range (“TITR”). The goal for the percent of time that PWD should be in that range was recommended to be >55%. The reason that there is a movement to tighten the recommendation is that 70-140 mg/dL range is close to “normal,” i.e., where glucose for people without diabetes resides 96% of the time. As of fiscal year 2024, which ended April 26, 2024, the MiniMed 780G is the only system on the market with published data on TING showing >55% in children and adults using the recommended settings. In terms of user experience, our MiniMed 780G system had the number one pump satisfaction in the United States in 2024, its first full year on the market, according to dQ&A, a quarterly independent survey of more than 1,800 PWD. Our leading clinical and user performance has earned our status as a recognized and trusted brand in the diabetes space.
We continue to build on this position by developing innovative diabetes technologies that improve treatment and relieve burdens for PWD. Our global research and development function is focused on a number of priorities. We continue to execute on launches of our second-generation AID systems, which began with the European Union (EU) launch of our Simplera Sync CGM sensor in 2024 and will continue in the United States where we received approval for our Simplera Sync CGM sensor in April 2025. Along with Simplera Sync, we submitted for U.S. FDA clearance an interoperable automated glycemic controller (“IAGC”) and Alternate Controller Enabled (“ACE”)

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CGM sensor supplied by Abbott Diabetes Care, Inc. (“Abbott”) and expect to submit for CE Mark approval by the end of fiscal year 2026, which will end on April 24, 2026. Our third-generation AID systems are designed to utilize each of these sensors, and include our smaller MiniMed Flex insulin pump, which we aim to submit for U.S. FDA and CE Mark approval by the end of fiscal year 2026, and our MiniMed Fit patch pump with extended wear, which we aim to submit for U.S. FDA and CE Mark approval after fiscal year 2026. Bringing together these important hardware improvements is our next-generation SmartGuard Advance dosing algorithm, which meaningfully eliminates user intervention. With these innovations, we believe we are poised to extend our category leadership, driving toward a future where diabetes management can be “hands free” with simple, highly effective insulin dosing technology that safely and reliably delivers appropriate insulin doses and achieves glycemic targets for all.
We operate a scaled global commercial and manufacturing organization with our corporate headquarters in Northridge, California. We are led by a world-class senior management team and global employee base with a reputation for innovation and culture of accountability. Our commercial organization maintains relationships with over 36,000 prescribing HCPs globally, while coordinating our sales process from demand generation and marketing through fulfillment and renewals in the markets where we operate. We operate two main manufacturing facilities, which are in California and Puerto Rico, and serve as the backbone of our global operations, covering our manufacturing, distribution, and sourcing functions. We have built up a large base of intellectual property, with more than 2,500 patents and patent applications across our markets.
In fiscal year 2024, which ended on April 26, 2024, we generated $2.5 billion in revenue, of which 77% came from sales of CGM consumables, software, and services, which are recurring in nature. We are unmatched in our global presence among our key competitors, with outside the United States (“OUS”) revenue representing 66% of our total revenue in fiscal year 2024. We are the global leader in insulin pumps by users according to Seagrove Partners’ March 2025 GlobeVIEW Scoreboard, servicing more than            pump users in over 100 countries as of           . For fiscal year 2024, we achieved Net Loss of $107 million and Adjusted EBITDA of $109 million. Our Adjusted EBITDA represented 4.4% of our revenue during that period. We aim to achieve profitable growth with our strategy. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
Our Market
Overview of Diabetes
Diabetes is a chronic, lifelong condition characterized by the body’s inability to produce or effectively use insulin, a hormone essential for regulating blood glucose levels. There is no known cure, making proper management critical to avoid serious health complications.
Diabetes is typically classified into two major groups:
•T1D is an autoimmune condition which causes the body to attack insulin-producing beta cells in the pancreas. It is typically diagnosed in childhood or early adulthood. Since people with T1D are living longer than ever, the majority of people with T1D are adults. Individuals with T1D require daily insulin administration, or intensive insulin therapy, to manage their health.
•T2D is a metabolic condition that results from insulin resistance, where the body’s cells do not respond effectively to insulin, often accompanied by reduced insulin production over time. It is strongly associated with lifestyle factors, such as obesity, inactivity, and diet, although genetics also play a role. In some cases, T2D can be managed with changes to diet and exercise regimes; however, if the condition progresses, more active management such as insulin therapy may become necessary.
Diabetes is a widespread global epidemic that impacts a large and growing population. According to the 2025 IDF Diabetes Atlas, an estimated 589 million people are living with diabetes worldwide, and that is expected to grow to more than 850 million by 2050.

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Diabetes Management
Conventional treatment options like MDI can be a burden on the quality of life for PWD. First, these options fail to deliver what we consider to be acceptable clinical outcomes. Second, these options require significant effort from users, meaning PWD have to deal with 24/7 administrative, physical, mental, and emotional burdens.
Outcomes: Although treatment options are generally widespread, a significant portion of insulin-dependent PWD are not achieving clinically-recommended levels of glycemic control. About four out of every five T1D patients use a CGM sensor in developed markets, yet more than 74% of T1D patients in developed markets fail to meet glycemic targets, according to Diabetes Technology & Therapeutics. The study also found that a cohort of people with T1D in 2022 achieved only an 8.4% mean A1C level, well above the ADA-recommended guideline of <7.0% A1C. The same 2022 cohort achieved only a minor improvement versus a 2016 cohort that achieved a mean A1C of 8.7%, despite a significantly higher rate of technology utilization in the 2022 group (e.g., a 45% increase in the percentage using a CGM).
Burdens: Current options require constant monitoring, decision-making, and interventions by PWD and their families, leading to administrative, physical, mental, and emotional burdens. Examples of administrative burdens include carrying around supplies (glucose tabs, juice or snacks, back-up insulin, needles, lancets, spare sensors, pump supplies, batteries, etc.), reordering supplies, obtaining documentation for travel, going through secondary screenings with airport security, handling insurance, obtaining prior authorizations, and refilling prescriptions, among others. Physical burdens include fluctuating glucose levels (which may cause lethargy, difficulty in focusing, and/or frequent urination), having to eat when not hungry (to correct lows) or delaying meals (to wait for insulin to act), body image concerns (especially among teens and young adults), skin irritation or allergic reactions to adhesives, constant beeping/alerts (especially overnight, disrupting sleep), finger pricks (in the case of self-monitoring blood glucose, or “SMBG”), scar tissue, and wearing bulky and/or uncomfortable devices. Emotional burdens result from fear of going low while driving, during meetings, or during solo travel, burnout/fatigue from never being “off duty,” and PWD and their families worrying about unexpected episodes of severe hypoglycemia leading to the need for assistance, seizure or coma, and/or severe hyperglycemia that can lead to life-threatening ketoacidosis requiring hospitalization. Between 20 and 40% of people with T1D report emotional distress related to the burden of self-management. PWD also deal with decision-making burdens such as carb counting for proper insulin dosing, which we estimate more than 65% of PWD miscalculate.
Addressing these challenges is key for the success of our offerings. We do not believe a cure to diabetes is imminent, nor do we believe that cell therapies or GLP-1s represent a realistic solution for the large global population of people requiring intensive insulin treatment. Both cell therapies and GLP-1s have been proven to be less cost-effective than AID or MDI systems, and still require access to treatments like AID or MDI as a backup matter. Cell therapies for T1D require costly drugs to suppress immune response. GLP-1 treatments for T2D patients requiring intensive insulin treatment may still require the use of glycemic management tools such as AID or MDI for most individuals.
Our Addressable Market
The primary addressable market for our solutions includes people with T1D and T2D who require intensive insulin therapy, as well as people with T2D requiring basal insulin titration. In total, we define this addressable market as the market for insulin-taking individuals. This population requires a combination of CGM or BGM and insulin pumps or MDI. This is our primary market and our core focus because it represents the population of PWD who most value and utilize the technology we provide. Our addressable market is expected to grow at a compound annual growth rate above 10% from 2024 through at least 2028, according to Seagrove Partners’ March 2025 market model. Our market exhibits many of the same secular growth drivers as the broader disease population, including prevalence of Western diets and healthcare development in emerging markets. Although smaller than other segments of the broader diabetes market by population size, our primary addressable market has the highest utilization of diabetes management solutions and advanced technology and is the most likely to have reimbursement coverage:

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Figure A

Our Focus - The Insulin Dependent Population

A Valuable and Growing Segment

$16B

10%+ CAGR

	Pre-diabetes & wellness	Non-Insulin Type 2	Insulin Dependent Type 1 and Type 2
Worldwide Population	500M+	300M+	50M+
MedTech Solutions	Consumer wearables		Glucose Monitoring, Insulin Dosing

Worldwide, according to Seagrove Partners’ March 2025 market model, it has been estimated that there are over 35 million PWD requiring intensive insulin therapy, with over eight million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. Seagrove Partners also estimated that there are over 30 million additional people with T2D who require basal insulin, with over seven million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. In total, we estimate the current market for our diabetes technologies and other offerings to be over $16 billion, based on 2024 calendar year revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. We expect this market size will continue to grow due to increasing adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market.
Growth Opportunity for Advanced Technologies
We believe the main driver of our market’s expected rate of growth is increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. Smart Dosing solutions integrate accurate, real-time blood glucose measurements with technology automation applications, like AID and Smart MDI (software-connected injection device systems), enhanced with advanced dosing software and algorithms. Smart Dosing technologies, particularly AID, are designed to provide an “artificial pancreas” solution that dramatically simplifies diabetes management and insulin therapy for PWD. They are becoming the gold standard of care in our space because of their proven ability to improve clinical outcomes and reduce user burden.
The global community is taking notice of the improvement from using AID systems compared to conventional treatment, with organizations worldwide increasingly recommending AID as a first-line therapy. For example, the ADA recommends that AID systems should be offered to youth and adults with T1D early, even at diagnosis. Additionally, the ATTD consensus report recommends AID systems should be considered for all people with T1D, especially those with suboptimal glycemia, problematic hypoglycemia, and/or significant glycemic variability. It also recommends that all payors should cover AID systems along with initial and ongoing training and education for people with T1D. Lastly, International Society for Pediatric and Adolescent Diabetes (“ISPAD”) clinical practice consensus guidelines have stated that AID systems improve TIR by minimizing hypoglycemia and hyperglycemia, are especially beneficial in attaining targeted glycemia in the overnight period, and are strongly recommended for

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youth with diabetes. These technologies continue to improve as well, with innovations like more simplified pump systems, easy-to-use CGMs, and AID algorithms, according to Seagrove Partners’ March 2025 market model.
According to the same market model, most PWD taking insulin in developed markets utilize a standalone CGM with MDI that is not connected to their insulin dosing solution. Similar to the United States, most PWD with intensive insulin needs in developed markets are not using Smart Dosing solutions. Emerging markets show even less penetration of advanced technologies. The implication is that the vast majority of PWD today rely on manual, error-prone, and burdensome methods of estimating, calculating, and dosing their daily insulin.
We believe that the adoption of Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and HCPs who prescribe these devices. For example, current AID systems on the market still require manual meal announcements, requiring PWD to estimate carbohydrates, be proficient at using technology or require physicians to make many adjustments to device settings, and attend to administrative diabetes management tasks—there is potential for a more intuitive, “hands-free” experience. Moreover, in the United States, some of the providers who treat this population are PCPs, not diabetes specialists. These PCPs often do not have the specialty knowledge, resources, or bandwidth to prescribe complex devices. This presents an opportunity to simplify these solutions, making them more accessible and easier to prescribe, ultimately enhancing support for both PWD and HCPs.
Our Products and Offerings
Our Company strives to provide a holistic diabetes management ecosystem for our customers. We provide optionality and choice to our customer base, offering different form factors and treatment options which use integrated service channels that create one point of contact for all customer needs.
Our primary mission is to help insulin-dependent PWD forget they have diabetes and live their best life. We do this by providing a comprehensive suite of Smart Dosing systems that are easy to use, automated, clinically superior to conventional treatment paradigms, and fully integrated. We are currently the only medical technology company in the diabetes space to commercialize a complete system, owning and innovating on all aspects of diabetes management systems for over 40 years. We offer two types of systems for people with intensive insulin diabetes: Automated Insulin Delivery (AID) and Smart Multiple Daily Injections (Smart MDI).
Automated Insulin Delivery (AID) System
The MiniMed 780G is our flagship AID system, which we believe most closely mimics how a healthy pancreas functions compared to other options available on the market today. Using our Meal Detection technology, it automatically adjusts and corrects every five minutes, providing as much insulin as needed, and exceeding the internationally recommended clinical outcomes for most patients. We are the first and currently the only company to commercialize a complete AID system comprised of an insulin pump, advanced dosing algorithm, the Simplera Sync CGM sensor, the MiniMed Extended Infusion Set, and the MiniMed Extended insulin reservoir.
The MiniMed 780G system has provided unparalleled clinical outcomes and is easy to use for PWD, caregivers, and healthcare teams. A person with diabetes using the system simply glances at his/her glucose and estimates carbohydrates a few times per day and the system does the rest. If the user forgets to enter his/her carbohydrates, the system’s patented Meal Detection technology automatically corrects glucose without alerting the user or requiring any effort from the user. Minimal to no action is required by caregivers because the system takes care of background and bolus insulin as needed. If desired, they may follow remotely with the CareLink Connect App. Finally, the MiniMed 780G system requires very little set-up/follow-up for healthcare teams. There are only three settings which impact insulin delivery and few, if any, changes are needed to the settings after system initiation. The 780G system is not only simple for PWD, their caregivers, and their healthcare team, it also delivers unmatched clinical outcomes, helping PWD live healthier and easier lives.

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The MiniMed 780G system consists of the following components:
The MiniMed 780G insulin pump is our most advanced-generation insulin pump, offering enhanced functionality and technological integration with other components of our 780G system. It features a low glucose target setting (as low as 100 mg/dL) that closely mirrors the average glucose of someone not living with diabetes. With this setting, the pump will “treat to target” and will automatically and safely deliver basal insulin adjustments and autocorrections to a set target. The pump does not need to be left to charge, as the user simply needs to replace the AA batteries whenever necessary. Additionally, the pump features a companion mobile app that makes it easy for users to discreetly monitor their glucose levels and insulin pump data, receive notifications, and automatically upload data to the CareLink cloud. The product received CE Mark approval in June 2020 and U.S. FDA approval in April 2023.
The Simplera Sync CGM sensor is an easy-to-use, two-step insertion sensor that is fully disposable, worn on the arm, and can last for up to seven days of continuous sensor readings. It is small and able to be worn discreetly, engineered to comfortably withstand normal daily activity without coming off. Usage and insertion are easy, and the product requires no calibration. The Simplera Sync CGM received CE Mark approval in September 2023 and U.S. FDA approval in April 2025. We believe the improved design and ease of use of Simplera Sync will help accelerate penetration of the 780G system.
The MiniMed 780G system uses our SmartGuard dosing algorithm technology, which automatically delivers basal insulin and auto-correction doses every five minutes based on sensor glucose readings. Additionally, every night the algorithm updates to adapt to ongoing changes in user behavior patterns. Compared to other systems, SmartGuard technology is able to dose more insulin safely, early, and often when sensor glucose is trending to higher levels to avoid hyperglycemia without increasing the risk of lows. Up to 288 automatic adjustments can be made on a daily basis. With our Meal Detection technology, the system also uses current and past sugar trends to detect a missed meal dose. When a user forgets to bolus, if the system detects a meal based on the rapid rise in sugar levels, it will automatically deliver correction doses while sugar levels are rising, up to every five minutes, to help bring the user back to target.
As part of the MiniMed 780G system, we offer a broad portfolio of infusion sets and reservoirs available to match different patient body types and lifestyle needs. Our latest model is the MiniMed Extended Infusion set, which is the only commercialized infusion set to last up to seven days. This long-wear system eases the burden on PWD, allowing for fewer set changes and decreasing the burden of finding new infusion sites on their body. This set complements our Simplera Sync sensor, as users can replace them at the same weekly cadence. In addition to this model, we offer additional products to meet the diverse needs of PWD. For those with needle anxiety, we offer the MiniMed Mio Advance infusion set with an all-in-one insertion design. For those with allergies, we offer the MiniMed Sure-T infusion set, which uses a steel needle rather than a cannula.
The MiniMed 780G system has demonstrated the ability to significantly reduce burdens and improve outcomes relative to other treatment options available today, earning the highest satisfaction ratings among AID systems according to the annual dQ&A survey, and has proven to reduce effort required for many patients and result in a higher quality of life. Additionally, the system has delivered superior outcomes for diverse populations, including high-risk adolescents, the technology naive, and patients new to insulin pump therapy.
The MiniMed 780G system is indicated for T1D patients seven years of age and older, and as of           , we have more than            customers across more than 100 countries on the system. We also offer compatibility with our MiniMed Guardian 4 sensor, Simplera Sync, major smartwatch platforms, and ultra-rapid acting insulins including Fiasp and Lyumjev. In addition to the MiniMed 780G system, we offer prior versions of our AID system including MiniMed 770G, MiniMed 740G, and MiniMed 720G in select markets based on access and market need, which all have a connected CGM and smartphone compatibility.
Smart Multiple Daily Injection (MDI) System
For PWD that choose to manage their diabetes with MDI injections instead of an insulin pump, we offer our Smart MDI system. Smart MDI helps limit the guesswork typically required for manual insulin dosing to help PWD deliver the appropriate dose at the appropriate time and improve health outcomes relative to patients who only use a

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CGM sensor. Studies have indicated that our Smart MDI system can deliver a 70.3% TIR and a 13% reduction in hypoglycemic events relative to baseline.
The system is comprised of the MiniMed InPen (a Bluetooth-connected smart insulin pen), the MiniMed Simplera sensor (a user-friendly and fully disposable seven-day CGM sensor), and an integrated management app. The Smart MDI system works by reading the glucose levels of the user from the CGM and recommending the appropriate amount of insulin to take via the InPen. Critically, this is the first and only system available today that tracks and measures both insulin dose delivered and glucose data to deliver personalized, real-time dosing recommendations so that PWD using the system can take the exact dose they need. This system is also compatible with the MiniMed Guardian 4 sensor and is indicated for insulin-taking PWD seven years of age and older. For patients who fear needle injections or desire a more comfortable injection experience, we also offer i-Port Advance, a three-day, simple-to-apply, and fully disposable injection port.
CareLink
CareLink is the software platform that provides support for PWD, their caretakers, and HCPs to help manage diabetes treatment. CareLink aggregates disease management data points, such as real-time CGM readings and insulin dosing logs, to generate actionable insights that can help improve health outcomes. Since the platform’s inception in 2006, we have continued to enhance its functionality with regular updates.
The CareLink patient dashboard improves efficiency by providing easy access to data to assess therapy management performance at a glance, displayed in a single, interactive view. This includes a 24-hour sensor glucose overview to show users how they are doing in managing their treatment and whether adjustments or changes need to be made. PWD, their caretakers, and HCPs can get updates on key performance indicators, tracking trends and changes in glucose, TIR, extreme glucose levels, and device usage. With the patient dashboard, providers can remotely monitor key data points for all their patients in one view, including TIR, insulin delivery, and device usage. This platform simplifies HCPs’ workflow, helping to prioritize which of their patients need the most support and facilitating more efficient allocation of time and resources to help HCPs run their practices more effectively.
Clinical / Real-World Evidence
Our commitment to PWD has always been to create a smarter and easier future for PWD, which has driven our organization to develop what we believe is currently the world’s best AID system, the MiniMed 780G. The 780G has consistently demonstrated superior glycemic control, clinical efficacy, and cost-effectiveness compared to other diabetes treatment options, including competing AID systems based on real-world data and literature meta-analyses. Additionally, the 780G’s ability to manage basal and bolus insulin delivery without any action required greatly eases the burden of managing diabetes. The clinical and real-world evidence base for the 780G is robust, consisting of six randomized clinical trials, four health economics analyses, over 200 peer-reviewed publications, and real-world evidence based on over 350,000 PWD. The breadth and depth of this data reinforces our belief that the 780G is the most advanced technology in diabetes, improving the lives of PWD, their families, caregivers, and HCPs who care for PWD.
•The 780G has Improved Glycemic Control versus the Current Standard of Care: The ADAPT study is the first multi-national randomized control study evaluating the performance of the 780G system versus standard of care (MDI + intermittently scanned CGM (“isCGM”)) in individuals with T1D who were poorly controlled (A1C of 9% at baseline) despite scanning their glucose levels at least five times per day. At six months of this study, A1C had decreased by around 1.54% to 7.32% for 780G users, compared to a decrease of around 0.2% to 8.91% for users of MDI + isCGM. The use of the 780G system in this study demonstrated the benefits in glycemic outcomes and users’ satisfaction beyond those that can be achieved with MDI + isCGM. Additionally, significantly more users on the 780G achieved the TIR and A1C targets than users on MDI + isCGM. This data supports providing access to our advanced hybrid closed-loop system in people with T1D who are not at target glucose levels. On average, participants using the MiniMed 780G system reported improved quality of life as measured in decreased social worry and diabetes worry, as well as increased treatment satisfaction, impact, and general well-being.

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•The 780G’s Superiority has been Further Supported by Real-World Evidence: Real-world evidence from over 100,000 users from 34 countries in Europe, the Middle East, and Africa (“EMEA”) demonstrated that the 780G can help improve outcomes for people living with T1D by safely achieving glycemic targets. This retrospective analysis of aggregated data uploaded by 780G users from August 2020 to August 2023 showed that 85% of the users using recommended settings achieved individual glycemic targets, specifically glucose management indicators (“GMI”) below 7%. GMI is a population-based estimate of A1C based on mean GCM glucose that is widely accepted as an indicator in the diabetes industry. In addition, 71% of users using recommended settings achieved the combined glycemic targets of TIR above 70%, Time Below 70 mg/dL below 4%, or Time Below 54 mg/dL below 1%. Mean TIR was 79% and mean GMI was 6.7% in those who were using the recommended settings. The 780G has consistent outcomes in diverse populations of users across age, gender, geography, and prior levels of glycemic control. The glycemic outcome results were sustained up to 12 months.
•The 780G’s Ease of Use Can Reduce the Burden of Managing Diabetes: The 780G’s ease of use also benefits people who have no prior experience with pump therapy—specifically, users who are on MDI + SMBG. Based on a two-center, randomized control study with 37 participants, users who switched from MDI + SMBG to the 780G experienced a 16% increase in TIR to 85%, with significant improvements in A1C levels from 7.05% to 6.7% and in quality of life. 100% of the 780G users achieved ADA-recommended TIR or better compared to only 29% for MDI + SMBG users.
•The 780G System Can Improve Outcomes for Diverse Populations of PWD: The 780G has shown to be an effective therapy for diverse groups of people, delivering international consensus-recommended glycemic control. Regardless of age, gender, race, socioeconomic backgrounds, or culture, our AID system has proven to achieve meaningful improvement in glycemic levels.
•The 780G System Has Delivered Best-in-Class Glycemic Control Outcomes Over Current AID Systems and Insulin Pumps: According to a meta-analysis of 28 randomized control trials of people with T1D, 780G users achieved the highest TIR across all users of tested AID systems. In addition to clinical studies, based on published real-world data, the 780G has proven to help its users maintain the closest TIR to a healthy pancreas compared to competing AID systems. Acknowledging differences in patient age distributions can impact sustained TIR results published in real-world data, a healthy pancreas maintains a TIR of 95%+; the 780G has helped maintain a median TIR of 75-78% compared to Tandem’s Control-IQ with median TIR of 61-70% and Insulet’s Omnipod 5 with median TIR of 65-70%.
•The 780G Can Be Cost-Effective: The 780G can be a cost-effective way to manage diabetes and provide both long- and short-term economic benefits to PWD and healthcare systems. An analysis of data sourced from the ADAPT trial showed that 780G could potentially generate long-term savings between €12,000 and €44,000 per quality-adjusted life year across six European countries through reduced diabetes-related complications.
Innovation / Pipeline and Future Initiatives
Overview
We plan to continue our track record of creating disruptive technologies in the diabetes industry with our rich pipeline including the MiniMed Flex, our smaller, screenless, newly-designed insulin pump; our next-generation SmartGuard Advance dosing algorithm; and our MiniMed Fit patch pump with extended wear. In addition, we are working to progress an alternative CGM sensor in our global partnership with Abbott. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.

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Figure B

Full System Intraoperability

CGM Options

Simplera & Simplera Sync

CGM made by Abbott

Interchangeable, simple-to-insert, comfortable to wear and fully disposable

Insulin Delivery Options

InPen

Seamlessly transition between therapies without changing companies

MiniMed Flex

MiniMed Fit

SmartGuard Advance
Third generation fully automated algorithm to mimic a healthy pancreas for a hands-off experience

Unified Digital Experience

124

Single User App

TRIAGE STATUS
minimed
Patients

CareLink Clinic
(for HCPs)

Total therapy management from one smart device plus easy access for care partners to data insights in and outside the clinic

We illustrate our historical and future evolution treating PWD with our products in the three stages below. Our MiniMed 670 system with Guardian sensor represented our first generation of products in AID—products that were first to market and transformed the lives of many PWD but still required some manual input. We believe that with the MiniMed 780G system and Simplera Sync CGM sensor, we are currently in the second generation of products in AID. With our improved dosing algorithm and CGM sensor, we believe we have enhanced the overall user experience. In the near future, subject to regulatory approval, we plan to globally introduce our new insulin pump, our next-generation SmartGuard Advance dosing algorithm, improved Simplera Sync CGM, and CGM made by Abbott, ultimately providing what we believe will have the potential to be the best performing and easiest-to-use “hands-free” AID user experience in the market.
Second-Generation AID Expansion
After launching our MiniMed 780G system, latest InPen system, Simplera Sync, and Simplera CGMs, our remaining second-generation AID initiatives represent initiatives where we plan to leverage our current products, including our pioneering and industry-leading dosing algorithm and system data, to expand our indications and improve the user’s sensor experience.
MiniMed 780G Indication Expansion
We have applied for approval for additional indications for our flagship MiniMed 780G System, seeking to expand to include approval for the T2D intensive insulin populations in the United States and the EU, additional insulin formulations in the United States and the EU, and pediatric patients in the EU. We believe the T2D intensive insulin population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system. These new indications, if approved, will further expand our total addressable market beyond T1D.
We believe the T2D intensive insulin population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system. We finished clinical trials in the United States and applied for U.S. FDA approval for intensive insulin T2D with our MiniMed 780G system in fiscal year 2025, which ended on April 25, 2025. In Europe, we submitted for indication expansion in fiscal year 2025 and are awaiting GMED response.

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Third-Generation AID Pipeline
With our third-generation products, we plan to introduce a comprehensive platform that will unify our products through a modernized and consistent app that will connect the user, HCPs, and caregivers. We believe this comprehensive platform will help address the different needs and preferences of this population, while simplifying their therapy options and data management to one source.
MiniMed Flex Pump
MiniMed Flex is our planned next-generation tubed insulin pump for PWD. With its reduced size, sleek design, seven-day-wear infusion set, and smartphone control, we believe MiniMed Flex offers superior benefits:
•Improved hardware experience and design that is 50% the size of the current MiniMed 780G
•Simplified app experience
•Access to best-in-class algorithm
•Simplified training experience
We anticipate the Flex Pump will work with our Simplera Sync sensor as well as the CGM made by Abbott. We expect to submit our applications for U.S. FDA and CE Mark approval by the end of fiscal year 2026.
Sensor Flexibility with CGM made by Abbott
In addition to Simplera, with our third generation of products, we plan to introduce an alternative CGM with our global partnership with Abbott. Abbott is expected to supply an alternative CGM sensor based on Abbott’s most advanced technology to work exclusively with certain of our AID and Smart MDI systems. This sensor is designed to ensure non-adjunctive use and seamless integration with certain of our systems. The MiniMed 780G system that is compatible with the CGM made by Abbott was submitted for U.S. FDA approval in April 2025 and is expected to be submitted for CE Mark approval by the end of fiscal year 2026.
We believe integrating the CGM made by Abbott into our AID and Smart MDI systems allows us to expand access for PWD by combining our advanced insulin dosing solutions with the most widely used CGM in the world. We look forward to offering our Simplera platform alongside the CGM made by Abbott to bring more choice to PWD within one seamless MiniMed experience.
AID and Smart MDI Expansion
Next-Generation SmartGuard Advance Dosing Algorithm
We believe we are poised to extend our category leadership with our next-generation SmartGuard Advance algorithm which we expect will enable a “hands-free” AID system that can safely and reliably deliver the right doses of insulin at the right time without any regular user input. This next-generation algorithm is being designed to minimize the burden of managing diabetes by eliminating carb counting and manual food bolusing while allowing the user to maintain class-leading and consensus-recommended levels of glycemic control. We believe our algorithm will be highly differentiated among the algorithms currently in the market, minimizing input by the user and the provider.
MiniMed Fit Patch Pump
MiniMed Fit is our planned patch pump and is intended to offer an alternative form factor to our tubed pump. We expect that MiniMed Fit will offer a discreet, convenient diabetes product with the potential for extended wear time (up to seven days), large reservoir (300 units), and smartphone control. In addition, the MiniMed Fit patch pump’s differentiated two-piece design operates quietly and reduces waste, with a reusable component containing the rechargeable battery and high-resolution electronics, and a consumable or disposable component containing the insulin reservoir and on-body adhesive.

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We believe MiniMed Fit will be attractive to both the T1D and T2D populations given its reservoir size and days of wear. We also believe the product is positioned to enhance our U.S. pharmacy channel strategy.
Next-Generation Smart MDI
We are progressing several enhancements to our Smart MDI system focused on enhancing and simplifying the user experience, including by providing proactive and predictive dosing recommendations, automating glucose level prediction in the background, and prompting the user to bolus or correct before he or she risks becoming hyperglycemic. We believe these enhancements will have the ability to deliver near closed-loop system results with a Smart MDI insulin delivery mechanism preferred by many patients today.
Next-Generation Software and Services
As part of our third-generation AID pipeline as well as our Smart MDI expansion, we plan to simplify the patient and HCP experience through a unique software system to allow users to switch easily between devices. This unified app experience will allow users to seamlessly transition across all of our insulin delivery offerings (tethered pumps, patch pumps, and smart pens) as well all of our CGM offerings, all with a common and familiar user interface both for daily diabetes management as well as for HCP care management. This data mobility and portability across all of our products means a patient’s data, inclusive of their diabetes management history and therapy settings, will go with them and enable interchangeable switching depending on lifestyles and device form factor preferences. This will unlock total therapy management from one smart device plus easy access for care partners in and outside the clinic.
Our Commercial Organization
We believe our commercial and service capabilities, scaled manufacturing capabilities, and broad and deep commercial reach provide us with a key competitive advantage among leading diabetes device manufacturers and the ability to realize durable growth at scale over the long term, as improving standards of care proliferate globally.
Our global commercial operations consist of            employees as of           . Our customer care and technology support operations represent            of employees across our commercial functions, with scaled global call centers that support 25 different languages on a 24/7/365 basis. Our reach, access, and relationships within the physician community have been cultivated over decades of strong partnership. We believe our omnichannel B2B2C marketing capabilities, digital and in the field, strong relationships in the diabetes community, and global brand reputation position us as the preferred customer choice throughout the entire customer journey.
Our sales infrastructure includes territory managers who support over 36,000 prescribing HCPs, primarily endocrinologists and diabetes educators, as of April 2025, and who have built deep relationships with key opinion leaders (“KOLs”). We consider this breadth to be a key growth enabler in our market, as our engagement with these clinical professionals helps to proliferate broader understanding and appreciation of our differentiated clinical data and user experience.
Globally, the diabetes market is very heterogeneous, requiring highly specific yet broad expertise in order to operate and succeed. A considerable portion of our sales have come from the EMEA region. This region is highly diverse, where there are nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement.
For example, in Italy, its national health service delegates procurement to 19 regions and two autonomous provinces, within a tender framework. Across Italy, our business has achieved a greater than 95% sensor adoption rate for those customers who use our insulin pumps, and has been ranked as a number one or two leading brand for insulin pump users in each of the 2022-2024 dQ&A Italy Patient Voice surveys. We achieve this through a local tailored approach to HCP advocacy, partnering with around 300 patient groups and 2,000 HCPs as of March 2024, given Italy also limits digital marketing and advertising activities.
In contrast, France delegates procurement, fulfillment, and training to private service providers, with whom we negotiate pricing and supply agreements. These service providers are also the only parties than can have direct

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patient contact, meaning demand generation activity generally focuses on making our economic case to the service providers and HCPs, while also using more social media and press to highlight our products and brand instead of conducting field clinical sales activities.
Our European commercial organization is large, supporting thousands of HCPs, and boasts a long tenure of experience in the diabetes industry. We have built a large patient advocacy organization inclusive of partnerships with national, regional, and local associations. As of fiscal year 2024, we have developed deep relationships with KOLs, including 60 regional KOLs, over 100 additional country-level KOLs, and a team of patient advisors in the region who help to drive advocacy. We also strategically leverage our large digital footprint in these markets in compliance with country-level regulations regarding digital marketing activities. Customers in EMEA also value our integrated system sale and related wraparound services. We offer a number of digital care management platforms, training, and onboarding tools, and in some countries are able to offer our devices and related services in a bundled subscription offering.
Our Competitive Strengths
We believe the following strengths provide our business with significant, lasting advantages:
Unique and differentiated technology system delivering superior health outcomes and reducing diabetes disease burden for patients
We are the only player that independently commercializes a fully-integrated Smart Dosing system by offering all the components required, including the capability to produce pumps and insulin pens, glucose sensors, dosing algorithms, associated consumables, software, and applications, as well as wraparound system support. Our fully-integrated system addresses two key pain-points for PWD: health outcomes and complexity of diabetes management.
Addressing Health Outcomes: Our systems have consistently delivered superior clinical outcomes across diabetes populations, with a robust body of clinical evidence from controlled studies as well as real-world outcomes supporting our ability to improve glycemic control when compared to competing Smart Dosing systems as well as traditional therapy treatment options, including MDI with an unconnected CGM. Driving these better outcomes is crucial to relieving users of the serious comorbidities and health risks associated with diabetes—renal disease, blindness, nerve damage, and cardiovascular disease risk, among others. In addition to clinical studies, health economics studies have shown that our products also are associated with higher life expectancy and better cost-effectiveness versus traditional therapies. We believe the key to delivering these outcomes is our robust dosing algorithm, which was built with the benefit of hundreds of millions of patient data points accumulated over our years of operation.
Addressing Complexity: We address complexity by offering a simple solution and customer experience that removes some of the constant administrative, physical, mental, and emotional burdens associated with managing diabetes. We believe our robust and forgiving algorithm is the market leader in effectiveness based on the results of our clinical studies. It can adjust for the occasional missed meals and deliver autocorrections to keep patients in a healthy glycemic range. As the only medical device company that commercializes all the components of a full Smart Dosing system, our solutions are designed to integrate best and work better together. For example, the CGM and pump connect seamlessly without line-of-sight issues. Our customers have a single vendor and point of contact for their technology needs, further simplifying their disease management and reducing burden. We operate scaled global call centers, available on a 24/7/365 basis and supporting 25 different languages, with a single customer service line that handles issues for patients with any element of their diabetes management system. We offer a comprehensive range of treatment options, enabling user choice without sacrificing technological connectivity. Our CareLink software is fully compatible with our insulin pump, smart pen, CGM sensor, and consumables, providing a solution for HCPs to manage their clinics more effectively and for users and their caretakers to track their therapy easily.

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The global leader in diabetes medical devices with the largest number of pump users, broad and deep commercial reach, and scaled manufacturing capabilities
Among leading diabetes device manufacturers as identified by Seagrove Partners, we have the largest global footprint in our industry, operating in more than 100 countries, and with            pump users as of           . We deliver on our mission with a well-invested, global, and experienced employee base of more than            dedicated employees globally, including over            commercial employees, and two world-class dedicated manufacturing facilities. Commercially and operationally, our scaled global infrastructure creates a significant barrier to entry, given our decades-long presence operating outside of the United States. We have produced over 5 million insulin pumps since 2001. We have experience navigating numerous distinct local regulatory and reimbursement regimes and have made a significant level of upfront investment that is required to establish footholds in our markets. As we go to market, we promote education in AID, expand availability of our products in the United States across distribution channels and health plans, and are differentiating ourselves outside of the United States in national tender regimes.
Significant body of compelling clinical and real-world evidence demonstrating our technology’s superior performance
The MiniMed 780G system has a strong base of clinical evidence, supported by over 200 clinical publications, six randomized controlled trials, and four economic analyses, as of March 2025. In addition, there is a significant base of real-world data and experience as well from users, as hundreds of thousands of people have used our products. Broadly, this evidence supports the superiority of our system against other existing treatment options. Over the years, our products have produced consistent high-quality results for users.
Industry-defining innovation track record, skilled global R&D team, and robust proprietary Virtual Patient Model
We have a 40+ year history of demonstrated excellence in innovation. We are committed to making material contributions to improving the lives of PWD through industry-defining inventions, including the first insulin pump with mass-market appeal and usability, the first physician-use CGM system, and the first hybrid closed-loop pump system. We support our innovation mission with a strong base of scientific, engineering, and regulatory expertise. Leading our efforts are            research and development professionals. We have continuously invested in these capabilities and our innovation, deploying over $750 million in research and development over the last two fiscal years.
Over the years, we have accumulated a wealth of longitudinal patient data and experience to support our continued innovation as the only company that has developed and commercialized both insulin delivery systems and CGM systems. Leveraging this proprietary data, we have constructed a robust Virtual Patient Model comprised of            datapoints from a wide variety of patients that simulates real-world conditions across a range of physiologies. With this Virtual Patient Model, we can accelerate our ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. We believe it is a critical differentiator versus our competition, as dosing algorithms become more complicated and precise—eventually creating a completely hands-free experience, eliminating elements of user input such as carb counting.
Large intellectual property portfolio, fortifying our competitive positioning
Over our decades in operation, we have accumulated a large body of intellectual property. We vigorously safeguard our proprietary rights through a combination of patents, copyrights, trade secrets, nondisclosure agreements, and other legal protections. As of January 2025, we own or have rights to a large global patent portfolio with over 2,500 patents and patent applications worldwide, certain of which relate to various current or prospective aspects of the MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems. Protecting our intellectual property is a core strategic focus for our business, as we believe many of our current technologies and those in our pipeline are superior advancements to other products that are available today.

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Attractive financial profile characterized by strong net sales growth, high device content per customer, and recurring revenue visibility
Our competitive strengths and execution of our strategy has resulted in an attractive financial profile for our business. We have demonstrated double-digit year-over-year net sales growth in the last           fiscal years, driven by growing sales of our MiniMed 780G system as well as the successful launch of our Simplera CGM sensor in the EU and the United States and Simplera Sync in the EU. Being the only player in the market that commercializes all parts of an integrated diabetes management system allows us to have the opportunity to generate greater revenue per customer compared to competitors that only offer components of such systems and positions us to grow and take share through commercial execution, particularly with our next generation of products.
Our offerings are designed to generate a significant amount of recurring revenue. We have a robust global base of more than            pump users as of           . To this user base, we sell compatible consumable products, including insulin CGM sensors, infusion sets, reservoirs, and other software and services. In fiscal year 2024, 77% of our total revenue came from the sales of CGM consumables, software, and services, which are recurring in nature and we believe make our core revenue base durable and resilient.
Highly experienced management team with a purpose-driven workforce—driving performance with a culture of accountability
Our global organization is led by an experienced, proven, and performance-driven senior management team that manages all aspects of our business. Our senior management team consists of industry and corporate veterans with a track record of leadership both within Medtronic and in other select world-class organizations. This team has a passionate focus on helping PWD, and has been responsible for key recent organizational achievements that put our business on its current trajectory, including the 2023 U.S. FDA approval of our MiniMed 780G system, 2024 CE Mark and 2025 U.S. FDA approval for MiniMed 780G with Simplera Sync sensor, 2024 U.S. FDA approval of our Simplera CGM sensor, and our recent global sensor partnership with Abbott announced in 2024.
Our Growth Strategies
We aim to generate sustainable and profitable growth through execution of our corporate strategies.
Serve unmet needs with our current AID system generation of solutions by executing our commercial strategy and expanding clinical indications
We plan to continue to drive adoption of AID across our addressable market and additional population segments. In our current addressable market, we are driving sales of our MiniMed 780G system by communicating its clinical efficacy and customer experience benefits to PWD and prescribing HCPs through field clinical engagement, digital marketing, and our other commercial activities. Alongside patients new to therapy, we are focused on upgrading individuals using our prior pump generations, those using competing pumps, and others who are currently using more traditional solutions like MDI. We believe this most recent generation will continue to resonate with customers. Another key growth strategy is to increase the attachment rate on our CGM from our insulin pump customers which we believe we can do with our next-generation Simplera Sync CGM. Since the launch of our Simplera Sync sensor in the EU, nine of ten new patients using MiniMed 780G in those markets have purchased our Simplera Sync sensors.
We also have an opportunity to grow the addressable market for MiniMed 780G through expanded indication labeling, including for those with T1D between two and seven years of age, for pregnant women, and for those who use new insulin formulations.
Leverage algorithm and dosing expertise to drive adoption of our current Smart MDI system generation
In addition to AID, we continue to drive momentum in our Smart MDI system solution. Our dosing algorithm technology and connected InPen solution help patients with T1D or T2D to optimize their daily injections, driving better glycemic control versus other traditional therapy options. Our current-generation InPen with Simplera CGM and algorithm support has been proven to decrease severe hypoglycemic events by 13% in the 90 days after

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initiating InPen treatment, and by more than 30% among users aged 65 and over. As we pursue our strategy to drive Smart Dosing adoption for people with T2D, our Smart MDI is an available attractive option for those requiring basal insulin treatment. As with our AID strategy, we plan to continue to drive uptake through our dedicated commercial functions across our markets.
Expand CGM options for PWD with global Abbott CGM partnership
In addition to our Simplera and Simplera Sync, we plan to introduce an additional complementary CGM option through our global partnership with Abbott. Abbott is expected to supply us with an alternative CGM sensor based on Abbott’s most advanced technology that will work exclusively with certain of our Smart Dosing devices and software across both AID and Smart MDI systems. We believe our partnership with Abbott will allow us to expand access to our advanced AID and Smart MDI systems that deliver best-in-class outcomes with the most widely used CGM in the world.
Deliver breakthrough innovation with our pipeline including our next-generation AID and Smart MDI solutions
We believe our pipeline is at a critical turning point where our next-generation AID system will create significant competitive differentiation to fulfill our mission of safely and effectively automating diabetes management to deliver a “hands-off” patient experience. We plan for this system to provide our customers with much greater choice for AID treatment using new technologies across insulin administration, CGM, and dosing algorithm technologies, in one unified platform and one consistent application for user and HCP experience, all while further reducing patient burdens significantly and raising the bar for clinical outcomes.
Our rich pipeline includes the MiniMed Flex, our smaller, screenless, newly-designed insulin pump; our next-generation SmartGuard Advance dosing algorithm; and our MiniMed Fit patch pump with extended wear. In addition, we are working to progress an alternative CGM sensor in our global partnership with Abbott. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.
Accelerate growth through strategic partnerships and tuck-in acquisition opportunities
As an independent company, we expect to have independent financial flexibility, scale, and access to capital markets that we may utilize to complement our organic initiatives with additional inorganic opportunities when appropriate. We have identified an attractive set of strategic opportunities across potential partnerships and tuck-in acquisitions. As part of this strategy, we expect to continue to pursue attractive strategic collaboration opportunities, such as our announced partnership with Abbott to expand CGM choice and access to our AID and Smart MDI solutions. In addition, we expect to be opportunistic in pursuing growth-enhancing partnerships and/or tuck-in acquisitions.
Drive profit margin expansion by capitalizing on attachment rate and utilization of our fully integrated diabetes systems
Our aim is to grow our profit and cash flow at a higher rate than our revenues through a number of levers. We first plan to drive sales of our full-system solution to optimize our opportunity to generate greater revenue per customer, compared to competitors that only offer components of such systems, which we believe will translate to higher margins as we sell higher volumes of product. As our CGM sensors, insulin pumps, and Smart MDI solutions continue to proliferate, we also have an opportunity to expand our margins by building out and capitalizing further on our high-volume and automated manufacturing. In particular, we believe our process for manufacturing our sensors has potential for significant expansion at higher volumes. We are currently working to install a second and third automated machine manufacturing line for our Simplera sensor to expand manufacturing capacity. While executing on these opportunities, we also plan to continue to execute our regular cadence of cost transformation initiatives, which have resulted in cost savings in recent periods.

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The Separation and Post-Separation Relationship with Medtronic
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit (the “Separation”). In connection with the Separation and prior to the completion of this offering, we will enter into a separation agreement with Medtronic. We refer to the separation agreement, as further described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement,” as the “Separation Agreement.” We will also enter into various other agreements with Medtronic that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to us and will result in the separation of our business from Medtronic. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. We refer to these transactions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation,” collectively as the “Separation.” See “The Separation and Distribution Transactions—The Separation.”
The agreements we will enter into with Medtronic in connection with the Separation, which will provide a framework for our relationship with Medtronic following the Separation, include the following:
▪Separation Agreement – We and Medtronic will enter into a separation agreement that will set forth our agreements with Medtronic regarding the principal actions to be taken in connection with the Separation and govern, among other matters, (1) the allocation of assets and liabilities to us and Medtronic (including our indemnification obligations, for potentially uncapped amounts, for certain liabilities relating to our business activities, whether incurred prior to or following the completion of this offering) and (2) certain matters with respect to this offering and the Distribution (as defined below).
▪Tax Matters Agreement – We and Medtronic will enter into a tax matters agreement that will govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and the Distribution, if pursued), tax attributes, tax contests, and tax returns. In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) intended to preserve the tax-free status of various transactions related to the Separation and the Distribution.
▪Employee Matters Agreement – We and Medtronic will enter into an employee matters agreement that will address certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees, the treatment of outstanding Medtronic equity awards held by our employees, and compensation and benefit plans and programs in which our employees participate.
▪Intellectual Property Cross-License Agreement – We and Medtronic will enter into an intellectual property cross-license agreement intended to provide the parties freedom to operate in their respective businesses.
▪Trademark Agreements – We and Medtronic will enter into various trademark agreements that collectively govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to intellectual property rights in trademarks.
▪Transition Services Agreement – We and Medtronic will enter into a transition services agreement, pursuant to which Medtronic will provide to us and we will provide to Medtronic certain services for a limited period of time following the completion of this offering.
▪Supply Agreement – We and Medtronic will enter into a supply agreement in connection with the Separation pursuant to which Medtronic and its affiliates will provide us, on a transitional basis, with certain manufacturing and assembly services with respect to certain products.

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▪R&D Services Agreement – We and Medtronic will enter into a research and development services agreement in connection with the Separation pursuant to which Medtronic and its affiliates will provide us, on a transitional basis, with certain research and development services at certain research and development centers.
See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of these agreements.
All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Medtronic. The terms of these agreements, including the costs of any services provided, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to the Separation and the Distribution—“The terms we will receive in our transaction agreements with Medtronic could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.”
We believe, and Medtronic has advised us that it believes, that the Separation, this offering, and the Distribution, if pursued, will provide a number of benefits to our business. These intended benefits include:
•improving our strategic and operational flexibility;
•increasing the focus of our management team on our business operations;
•allowing us to adopt the capital structure, investment policy, and dividend policy best suited to our financial profile and business needs; and
•enabling potential investors to invest directly in our business.
However, we cannot assure you that we will be able to achieve these and other anticipated benefits of the Separation, and the benefits of the Separation may be delayed or not occur at all. See “Risk Factors—Risks Related to the Separation and the Distribution—We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations, financial condition, and cash flows.”
The Distribution
Upon completion of this offering, Medtronic will continue to own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. Medtronic has informed us that, following the completion of this offering, it intends to make a tax-free distribution to its shareholders of all or a portion of its remaining equity interest in us, which may be structured as a spin-off in which Medtronic would make a pro rata distribution of our common stock to all Medtronic shareholders, or a split-off, in which Medtronic would effect an exchange of Medtronic shares for shares of our common stock, or any combination thereof. We refer to these options, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Distribution,” collectively as the “Distribution.”
Medtronic has agreed not to effect the Distribution for a period of            days after the date of this prospectus without the prior written consent of each of                     . See “Underwriting.” While, as of the date of this prospectus, Medtronic intends to effect the Distribution, Medtronic has no obligation to pursue or consummate any further dispositions of its equity interest in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and tax opinions from its U.S. tax advisors (the “Tax Opinions”) substantially to the effect that, among other things, certain steps of the Separation, including certain internal reorganization transactions undertaken in anticipation of the Distribution, together with the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The conditions to the Distribution may not be satisfied, Medtronic may decide not to consummate the Distribution even if the conditions are satisfied, or Medtronic may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied. See “The Separation and Distribution Transactions—The Distribution.”

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Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of           , and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of            within the transition periods specified in the rules of           . See “Management—Controlled Company Exemption.”
Summary of Risk Factors
An investment in shares of our common stock is subject to a number of risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations, or financial condition. The following list contains a summary of some, but not all, of these risks. You should consider the risks listed below and other risks, which are discussed in more detail in the section of this prospectus entitled “Risk Factors,” before making an investment decision to purchase shares of our common stock.
Business and Operational Risks
•We operate in a highly competitive industry and we may be unable to compete effectively. Our success depends on our ability to differentiate our product and keep pace with emerging technologies.
•Competing products, therapeutic techniques, or other technological developments and breakthroughs for the monitoring, treatment, or prevention of diabetes may render our products obsolete or less desirable.
•We have experienced, and may continue to experience, pricing pressure for our products.
•We may experience challenges or delays in the development and manufacturing of new products.
•We may experience a reduction or an interruption in supply or other manufacturing difficulties, including in connection with manufacturing our Simplera CGMs.
•We are subject to additional risks associated with our reliance on sole suppliers.
•Our products may not achieve or maintain market acceptance.
•We may fail to expand or maintain an effective sales force, predict and adapt to changes in markets, or develop and maintain relationships with HCPs or intermediaries to market and sell our products.
•Interim, “top-line,” and preliminary data from clinical trials that we announce or publish may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
•Future market or clinical studies may be unfavorable to our products and their efficacy.
•We are subject to a variety of risks associated with global operations.
•We are subject to risks relating to coverage or reimbursement for our products.
•We may undertake research and development efforts, make investments, or enter into development arrangements, licensing arrangements, joint ventures, strategic alliances, or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues.
•We may fail to integrate any acquired businesses into our operations successfully or experience challenges related to our strategic initiatives, including divestitures and third-party funding arrangements.
Legal and Regulatory Risks
•We are subject to extensive, complex, and changing laws and governmental regulations, and could be subject to adverse regulatory action.

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•We may become involved in litigation and arbitration, including those stemming from third-party conduct beyond our control.
•We are subject to laws and regulations governing international business operations, including tax laws and the U.S. FCPA and similar international anti-corruption laws.
•We are subject to risks relating to quality problems and improper promotion of our products.
•We are substantially dependent on patent and other proprietary rights and failing to protect such rights may negatively impact our ability to sell current or future products.
•We rely on the proper function, security, and availability of our information technology systems and data to operate our business and comply with privacy and data protection regulations.
•We are subject to environmental, health and safety (“EHS”) laws and regulations that may increase costs, impact or limit business plans, or expose us to environmental liabilities, violations, and litigation.
•We are subject to risks relating to climate change, including legal, regulatory, or market measures to address climate change, as well as risks relating to sustainability practices and initiatives.
Risks Related to the Separation and Distribution
•We have a limited history of operating as a standalone public company.
•We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business.
•We may experience difficulty in separating our assets and/or operations from Medtronic.
•Our rebranding strategy in connection with the Separation will involve substantial costs and may not produce the intended benefits.
•We will incur significant charges in connection with the Separation and incremental costs as a standalone public company.
•We may face restrictions on our business, potential tax and indemnification liabilities, and substantial charges in connection with the Separation, the Distribution, and related transactions.
•We may face difficulty and incur incremental costs related to the hiring and retention of an appropriately qualified employee workforce.
Risks Related to Our Relationship with Medtronic
•We will be a “controlled company” as defined under the corporate governance rules of           .
•Medtronic will continue to control the direction of our business, and the distribution of Medtronic’s remaining equity interest in us may not occur.
•Medtronic may fail to perform under various transaction agreements that will be executed as part of the Separation, or we may fail to have replacement systems and services in place when certain of the transaction agreements expire.
•If Medtronic sells a sufficiently large equity interest in us to a third party in a private transaction, such transaction could result in a change of control of us.
•Certain of our executive officers and directors may have actual or potential conflicts of interest.
•We may have reached better terms from unaffiliated third parties than the terms we will receive in our agreements with Medtronic.

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Risks Related to this Offering and Ownership of Our Common Stock
•We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.
•The stock price of our common stock may fluctuate significantly.
•The Distribution, if pursued, or future sales by Medtronic or other holders of shares of our common stock, or the perception that the Distribution or such sales may occur, including following the expiration of the lock-up period, could cause the price of our common stock to decline.
•The obligations associated with being a standalone public company will require significant resources and management attention.
•We do not expect to pay dividends on our common stock for the foreseeable future.
As noted above, any of the foregoing risks could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Corporate Information
We were incorporated in Delaware on February 27, 2025 in connection with the Separation and were formed to ultimately hold, directly or indirectly, the Diabetes Operating Unit. We were incorporated with nominal capital, and prior to the Separation have no material assets or liabilities and expect our operational activities to be limited to those required to execute the planned Separation. Prior to the completion of this offering, we are a wholly owned subsidiary of Medtronic and all of our outstanding shares of common stock are owned by Medtronic. Our principal executive offices are located at 18000 Devonshire St., Northridge, CA 91325, and our telephone number is (763) 514-4000. Our website address is www.minimed.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

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THE OFFERING

Common stock offered by us in this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments).

Common stock to be outstanding upon completion of this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments).

Common stock to be held by Medtronic upon completion of this offering	shares.

Underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to            additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments.

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $           based on an assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimate public offering price set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
As part of the Separation, we intend to use part of the net proceeds from this offering to repay (or cause one or more of our subsidiaries) to repay $ in principal amount of intercompany debt owed to Medtronic under one or more notes. We intend to use the remaining net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

Dividend policy
We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors (the “Board”) and will depend upon many factors, including our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements, and other factors that the Board may deem relevant. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not expect to pay dividends on our common stock for the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock” and “Dividend Policy.”

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Controlled company
Upon completion of this offering, Medtronic will own            % of the voting power of our shares of common stock eligible to vote in the election of our directors (or            % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of            and, therefore, will qualify for exemptions from certain corporate governance requirements of           . See “Management—Controlled Company Exemption.”
We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of           . Accordingly, we will not be required to have a majority of “independent directors” on our board of directors as defined under the rules of           .

As long as Medtronic beneficially owns a majority of the voting power of our outstanding shares of common stock, Medtronic will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders. See “Risk Factors—Risks Related to Our Relationship with Medtronic—Following the completion of this offering, Medtronic will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”

Proposed listing and symbol	We intend to list our shares of common stock on under the symbol “ .”

Risk factors
You should read the section of this prospectus entitled “Risk Factors” beginning on page 27 for a discussion of factors you should consider carefully before making an investment decision to purchase shares of our common stock.

Unless otherwise indicated or the context otherwise requires, references to the number and percentage of shares of our common stock to be outstanding upon completion of this offering are based on            shares of our common stock outstanding upon completion of this offering.
Unless otherwise indicated, the information presented in this prospectus:
•gives effect to the transactions described under “The Separation and Distribution Transactions—The Separation”;
•gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering and forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part;
•assumes an initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;
•assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments;
•excludes            shares of our common stock (representing            % of our outstanding shares of common stock upon completion of this offering) that we expect to reserve for issuance under our proposed Equity Incentive Plan (as defined below); and
•excludes any shares of our common stock that may become issued pursuant to Medtronic equity awards that may be converted into equity awards with respect to shares of our common stock.

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SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
The summary historical audited combined statement of operations data and combined statement of cash flows data for the fiscal years ended April 26, 2024 and April 28, 2023, and the summary historical combined balance sheet data as of April 26, 2024 and April 28, 2023 have been derived from our audited combined financial statements included elsewhere in this prospectus.
All revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with our business activities are included in the combined financial statements herein. Also, the Company has historically functioned together with other businesses controlled by Medtronic. Accordingly, the Company relied on Medtronic's corporate and other support functions for its business and certain corporate and shared expenses have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included in Net investment from Parent. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Management considers the basis on which these expenses have been allocated to be a reasonable reflection of the utilization of such services by the Company.
The historical combined financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our combined financial statements included elsewhere in this prospectus. The historical combined financial data may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the historical combined financial data may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future.
The summary unaudited pro forma condensed combined balance sheet data at April 26, 2024 and statement of operations data for the fiscal year ended April 26, 2024 has been derived from our unaudited pro forma condensed combined financial statements included in the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial statements have been derived from our historical audited combined statement of operations for the fiscal year ended April 26, 2024 and our historical audited combined balance sheet at April 26, 2024. The pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the fiscal year ended April 26, 2024 assume that the Separation and related transactions occurred as of April 29, 2023, which was the first day of the 2024 fiscal year. The unaudited pro forma condensed combined balance sheet data gives effect to the Separation, the initial public offering, and related transactions as if they had occurred on April 26, 2024, our latest balance sheet date. See “Unaudited Pro Forma Condensed Combined Financial Statements.”
The unaudited pro forma condensed combined financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial data is based upon available information and assumptions that we believe are reasonable and supportable. The summary unaudited pro forma condensed combined financial data is for illustrative and informational purposes only. The summary unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented. In addition, the summary unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future.
Amounts reported in millions within the tables below are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.

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Combined Statement of Operations Data

	Pro Forma	Historical
	Fiscal year ended	Fiscal year ended
(Dollars in Millions, except per share amounts)	April 26, 2024	April 26, 2024	April 28, 2023
Net sales	$	$2,469	$2,245
Cost of products sold		1,032	937
Gross profit		1,436	1,308
Research and development expense		437	429
Selling, general, and administrative expenses		1,057	960
Other operating expense (income), net		11	(12)
Operating loss		(69)	(69)
Other non-operating expense, net		1	7
Loss before income taxes		(70)	(76)
Income tax provision		38	16
Net loss		(107)	(92)
Net income attributable to noncontrolling interests		(5)	(5)
Net loss attributable to Diabetes Business	$	$(112)	$(96)
Combined Balance Sheet Data

	Pro Forma	Historical
	As of	As of
(Dollars in Millions)	April 26, 2024	April 26, 2024	April 28, 2023
Total assets	$	$4,094	$4,020
Total liabilities		647	618
Total equity (1)		3,448	3,402
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(1) Total equity in the Historical column represents Total parent company equity as seen in the combined balance sheets

Combined Statement of Cash Flows Data

	Historical
	Fiscal years ended
(Dollars in Millions)	April 26, 2024	April 28, 2023
Net cash flows provided by (used in) operating activities	$41	$(6)
Net cash used in investing activities	(157)	(180)
Net cash provided by financing activities	112	185
Other Data (Non-GAAP) (1)

	Historical
	Fiscal years ended
(Dollars in Millions)	April 26, 2024	April 28, 2023
Adjusted Gross Profit	1,463	1,341
Adjusted EBITDA	$109	$101
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(1)Adjusted Gross Profit and Adjusted EBITDA are non-GAAP financial measures. Management believes that these non-GAAP measures, together with the U.S. GAAP measures used by management, reflect how we measure our business internally and set operational goals and incentives. These non-GAAP measures should be considered supplements to, not substitutes for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP. For additional information about these non-GAAP measures, including a reconciliation of each

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of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

The following table presents a reconciliation of the change in U.S. GAAP gross profit to Adjusted Gross Profit for the periods indicated.

(in millions)	Fiscal Year 2024	Fiscal Year 2023
Gross Profit	$1,436	$1,308
Adjustments:
Amortization of intangible assets	24	24
Restructuring and associated costs (1)	1	8
Costs to comply with medical device regulations (2)	2	1
Adjusted Gross Profit (non-GAAP)	$1,463	$1,341
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(1)Associated costs primarily include salaries and wages for employees that are fully-dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.
(2)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
The following tables present a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the periods indicated:

(in millions)	Fiscal Year 2024	Fiscal Year 2023
Net loss	$(107)	$(92)
Provision for taxes	38	16
Depreciation and amortization	129	115
Adjustments:
Restructuring and associated costs (1)	29	52
Acquisition-related costs (2)	17	2
Costs to comply with medical device regulations (3)	2	1
Losses on minority investments (4)	1	7
Adjusted EBITDA	$109	$101
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(1)Associated costs primarily include salaries and wages for employees that are fully-dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.
(2)These charges primarily relate to losses on foreign currency forward contracts entered into in advance of a previously contemplated business combination.
(3)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
(4)We exclude unrealized and realized gains and losses on our minority investments as we do not believe that these components of income or expense have a direct correlation to our ongoing or future business operations.

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RISK FACTORS
An investment in shares of our common stock involves risks and uncertainties. In addition to the other information in this prospectus, you should consider carefully the factors set forth below before making an investment decision to purchase shares of our common stock. We seek to identify, manage, and mitigate risks to our business, but risks and uncertainties are difficult to predict and many are outside of our control and therefore cannot be eliminated. You should be aware that it is not possible to predict or identify all of these factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, our business, results of operations, financial condition, and cash flows could be adversely affected, potentially in a material way, which could result in a partial or complete loss of your investment.
Business and Operational Risks
We operate in a highly competitive industry and we may be unable to compete effectively.
We compete in the market for products and services for the management of T1D and T2D in more than 100 countries. This market is intensely competitive and characterized by rapid change resulting from technological advances, innovations, and scientific discoveries. Competition may increase as additional companies enter this market or modify their existing products to compete directly with ours.
The product lines in which we compete include the components of our AID system, including insulin pumps like the MiniMed 780G and related consumables (such as infusion sets and insulin reservoirs) and our Simplera Sync and Guardian Connect CGM systems, as well as components of our Smart MDI system, including the InPen smart insulin pen and CGMs. In these product lines, we face a range of competitors from large companies with multiple business lines to small, specialized manufacturers that offer a limited selection of niche products. In the market for insulin pumps, we compete with companies such as Insulet Corporation; Beta Bionics, Inc.; Tecnicas Medioambientales Tecmed S.A.; and Sequel Med Tech, LLC. In the market for CGMs, we compete with companies such as Dexcom, Inc. In addition, we face competition from providers of alternative medical therapies, such as pharmaceutical companies, including those producing GLP-1s.
Academic institutions, governmental agencies, and other public and private research organizations also may conduct research, seek patent protection, and establish collaborative arrangements for discovery, research, clinical development, and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring necessary product technologies. Our newer mobile software applications such as the MiniMed Mobile app for the MiniMed 780G system and the InPen app are being designed to incorporate features and functions that are common to other consumer-oriented applications. These consumer industries are themselves highly competitive and characterized by continuous new product introductions, rapid developments in technology, and subjective and changing consumer preferences. If, in the future, PWD cease to view our products as contemporary or convenient as compared to then-existing consumer technology, our products may become less desirable.
Our competitors may currently enjoy or may develop several competitive advantages over us, including:
•greater financial and human resources for sales and marketing, product development, customer service, and clinical resources;
•greater ability to respond to competitive pressures, regulatory uncertainty, or challenges within the financial markets;
•established relationships with HCPs, third-party payors, and regulatory agencies;
•established reputation and name recognition among HCPs and other KOLs in the medical industry generally and the diabetes industry in particular;
•larger and more established distribution networks;

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•greater ability to cross-sell products or provide incentives to HCPs to promote or support the use of their products; and
•more experience in conducting R&D, manufacturing, clinical trials, and obtaining regulatory approval or clearance.
As a result of our competitors’ advantages, we may not be able to compete effectively against these companies or their products, which may adversely impact our business. Development by our competitors of new or improved products, processes, or technologies, or the introduction of reprocessed products or generic versions when our proprietary products lose their patent protection, may make our existing or planned products less competitive. The introduction by competitors of products that are or claim to be superior to our products may create market confusion that may make it difficult to differentiate the benefits of our products over competing products. It is also possible that PWD interested in purchasing any of our future products currently under development may delay the purchase of one of our current products.
We believe our ability to compete depends upon many factors both within and beyond our control, including:
•product performance and reliability;
•product technology and innovation;
•product quality and safety;
•breadth of product lines;
•product support services;
•supplier and supply availability and performance;
•customer support;
•cost-effectiveness and price;
•reimbursement approval from healthcare insurance providers; and
•changes to the regulatory and reimbursement environment, including changes within the U.S. FDA and other regulators, including non-U.S. regulators.
Given these factors, we cannot guarantee that we will be able to compete effectively or continue our level of success. In the past we have lost, and may in the future lose, market share in connection with product problems, quality concerns and related warning letters from the U.S. FDA, physician advisories, safety alerts, and publications about our products, which highlights the importance of product safety, product efficacy, and quality systems to our business.
Competing products, therapeutic techniques, or other technological developments and breakthroughs for the monitoring, treatment, or prevention of diabetes may render our products obsolete or less desirable.
Our primary competitors, as well as a number of other companies and medical researchers, are pursuing new delivery devices, delivery technologies, therapeutic techniques, sensing technologies, treatment techniques, procedures, drugs, and other therapies for the monitoring, treatment, and prevention of diabetes. Any such breakthroughs by other parties in diabetes monitoring, treatment, or prevention could reduce the potential market for our products or render our products less desirable or obsolete altogether, which would significantly reduce our sales or cause our sales to grow at a slower rate than we currently expect. For example, emerging cellular therapeutic techniques such as islet cell therapy or immunotherapy could substantially alter the market for diabetes treatment and products. In addition, even the perception that new products may be introduced, or that technological or treatment advancements could occur, could cause consumers to delay the purchase of our products.

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We have experienced, and may continue to experience, pricing pressure for certain products, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
In the current environment of managed care, consolidation among HCPs, increased competition, declining reimbursement rates, and national and provincial tender pricing, competitively priced product offerings are essential to our success. Some of our competitors employ aggressive pricing strategies, including the use of discounts, rebates, low-cost product upgrades, or other financial incentives that could adversely affect sales of our products. In addition, we have had, and may continue to have, periods when prices for certain products decrease due to pricing pressure from direct-to-consumer trends and managed care organizations and other third-party payors on PWD; increased market power of PWD as the healthcare industry consolidates; periodic variation in timing, volume, and pricing associated with PWD purchasing patterns and stocking dynamics; and increased competition among medical engineering and manufacturing services providers.
We have experienced, and anticipate that we will continue to experience, decreasing prices for our Simplera and Guardian Connect CGM products as a result of such pricing pressure. In addition, CGM products are also now covered under the pharmacy benefit, and our competitors have broad coverage in the pharmacy channel and are able to offer enhanced rebates to both lower the out-of-pocket costs for patients and restrict other competitors from gaining similar coverage. Our CGM products have coverage at national pharmacy benefit health plans, but only a small percentage of our business flows through the pharmacy channel because PWD often can also get their CGMs through the durable medical equipment (“DME”) channel. Our competitors’ and our distribution through the pharmacy channel could lower the prices PWD are willing to pay for our CGMs.
We have also recently experienced, and may continue to experience, rising costs due to heightened inflation and global trade policies. If the prices for our products change for any reason or inflation continues to remain at heightened rates, we may be unable to sufficiently reduce our expenses or offset rising costs through increased prices, we may become more reliant on our existing supplier arrangements, and our business, financial condition, results of operations, and cash flows could be adversely affected.
Challenges or delays in the development or manufacturing of new products, including in connection with required government approvals, could adversely affect our business, results of operations, financial condition, and cash flows.
We currently have a number of new products in our development pipeline, including the MiniMed Flex, our smaller, screenless, newly-designed insulin pump; our next-generation SmartGuard Advance dosing algorithm; and our MiniMed Fit patch pump with extended wear. Our ability to remain competitive in the markets in which we compete depends on our ability to anticipate and quickly respond to the needs and preferences of PWD, their caregivers and HCPs, and our third-party collaborators. Developing new products and technologies is a complex, time-consuming, and costly process. Any delay in the development or launch of a new product or technology could compromise our competitive position and otherwise adversely affect our business, results of operations, financial condition, or cash flows. We cannot predict with certainty when or whether we will be able to develop products and technologies, or otherwise license or acquire new products and technologies.
The development and commercial launch timelines for our products depend a great deal on our ability to achieve clinical endpoints and satisfy regulatory requirements and to overcome technology challenges. These timelines may be delayed due to scheduling issues with patients and investigators, failure of patients to continue to participate in a clinical trial, requests from institutional review boards, or inquiries from regulators about our independent and collaborative product development activities, product performance, and manufacturing supply constraints, among other factors. We and our development partners, as applicable, conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy of our pipeline products in order to obtain regulatory approval for the marketing and sale of our pipeline products. Preclinical studies and clinical trials are expensive, complex, can take many years, and have uncertain outcomes. See “—The research and development efforts we undertake independently, and in some instances in connection with our development arrangements with third parties, may not result in the development of commercially viable products, the generation of significant future revenues, or adequate profitability.”

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Obtaining regulatory approvals from the U.S. FDA or other regulatory authorities, including non-U.S. regulatory authorities, for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. For example, we may face additional challenges with respect to European Medicines Agency (“EMA”) approval in the European Union (EU) as a result of additional requirements for approval in the EU that may be more burdensome than those required by the U.S. FDA and other regulatory authorities. See “—Legal and Regulatory Risks—We are subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.” Even if we expend substantial resources during the regulatory approval process and believe our clinical results are sufficient to demonstrate product efficacy, there is no guarantee that the U.S. FDA, EMA, or any other regulatory authority will agree with us and grant our products regulatory approval.
Reduction or interruption in supply or other manufacturing difficulties may adversely affect our manufacturing operations and related product sales.
The manufacture of our products requires the timely delivery of a sufficient amount of quality components and materials and is highly exacting and complex, due in part to complex trade and strict regulatory requirements. Any failure to identify and address manufacturing problems prior to the release of products to PWD could result in quality or safety issues. We rely on third-party manufacturers to produce certain products, including our infusion sets, transmitters, and InPen smart insulin pens. While we manufacture a substantial portion of our products ourselves, we also procure critical third-party services, such as sterilization services, at numerous facilities worldwide. Efforts by the U.S. Environmental Protection Agency (the “U.S. EPA”) to regulate ethylene oxide (“EtO”) use in sterilization may reduce the device sterilization capacity of our third-party sterilizers. We purchase many of the components, raw materials, and services needed to manufacture these products from numerous suppliers in various countries. We have generally been able to obtain adequate supplies of such raw materials, components, and services, although global shortages of certain components such as semiconductors and resins have recently caused, and may in the future cause, disruptions to our product manufacturing supply chain. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, on satisfactory terms or at all, could adversely affect our ability to manufacture our products in a timely or cost-effective manner and could result in lost sales or a failure to meet our contractual supply obligations under government tenders. Additionally, any inability to develop such an alternative source of supply in a cost-effective manner, including an inability to maintain margins and pass long increased costs to our customers, could adversely affect our business, financial condition, results of operations, and cash flows.
Disruptions in the manufacturing process or product sales, trade, and fulfillment systems for any reason, including infrastructure, information, and equipment malfunction, failure to follow specific protocols and procedures, supplier or Company facility shut-downs, regulatory action by the U.S. FDA, U.S. EPA, or other regulatory authorities, defective raw materials, labor shortages, natural or man-made disasters such as hurricanes, tornadoes, earthquakes, or wildfires, property damage or facility closures from riots or public protests, other environmental factors, including climate change, and the impact of epidemics, pandemics, or other public health crises, and actions by businesses, communities, and governments in response, could lead to launch delays, product shortages, unanticipated costs, lost revenues, and damage to our reputation. The imposition of trade restrictions such as new tariffs or increases in existing tariffs on products imported from countries where our manufacturers or suppliers operate increase the costs for raw materials and finished goods. Some of our products or underlying components are manufactured in China and may become subject to tariffs. See “—We are subject to a variety of risks associated with global operations that could adversely affect our profitability and operating results.” The prices of commodities and other materials used in our products, which are often volatile and outside of our control, could adversely impact our profitability. We use resins, other petroleum-based materials, and pulp as raw materials in some of our products, and the prices of oil and gas also significantly affect our costs for freight and utilities.
We obtain some of the components, raw materials, and services needed to manufacture our products from sole suppliers, and the partial or complete loss of one or more of these suppliers could adversely impact our business, results of operations, financial condition, and cash flows.
For reasons of quality assurance, cost-effectiveness, or availability, many key components, raw materials, and services needed to manufacture our products are obtained from sole suppliers with no alternatives yet identified. In

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addition, the design and formulation of certain of these components and materials are proprietary and the intellectual property rights may be owned exclusively by one party. For certain of these sole-sourced components, materials, and suppliers, alternatives may not be readily available. Any alternative supplier arrangement may be on terms that are less favorable, including with respect to price and volume, and it may be costly or cause delays in our manufacturing process to transition to a new supplier, particularly in cases in which we must comply with regulatory requirements relating to qualification of new suppliers.
Our sole suppliers include Convatec Group plc for our infusion sets, Intricon Corporation for transmitters, and Steris plc and Steri-Tech Inc. for sterilization services. Our dependence on such sole suppliers subjects us to possible risks of shortages, interruptions, and price fluctuations. Disruptions or loss of any of our sole suppliers, or capacity limitations of the suppliers for components, could increase our costs, curtail growth opportunities, cause material delays, and adversely impact our business, results of operations, financial condition, and cash flows. If our sole suppliers move their manufacturing and assembly sites to other locations, depending on the circumstances and nature of the item supplied, in addition to quality system activities such as verification and validation, there could be a need for U.S. FDA or international regulator notifications or submissions, the new locations could be subject to regulatory inspection, or our costs could increase due to differing trade restrictions or tariffs. Any resulting regulatory delays or impediments impacting such sole suppliers could also adversely impact our business, results of operations, financial condition, and cash flows.
We may not succeed in developing new high-volume manufacturing lines for our Simplera CGMs and other products that meet our requirements for quality, yield, throughput, and other performance metrics. Any high-volume manufacturing lines we develop may be unreliable, require regular and significant maintenance, and could be capital and resource-intensive to operate.
Our ability to manufacture our Simplera CGMs and other products at scale depends on the successful development of high-volume manufacturing lines that meet our requirements for quality, throughput, yield, and other performance metrics. We may not succeed in developing new, efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design, and manufacturing standards, as well as the manufacturing volumes, required to successfully mass market our Simplera CGMs and other products. Even if we are successful in developing high-volume manufacturing capabilities and processes, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns (including as a result of factors beyond our control such as problems with suppliers and vendors or force majeure events), meets our product commercialization and manufacturing schedules, and satisfies the requirements of customers and potential customers. For example, we may be unable to achieve sufficiently low costs of labor, burdens, or materials to manufacture our Simplera CGMs profitably, and we likewise may face difficulty in achieving sufficiently high yields. Moreover, although we continue to develop and enhance opportunities for efficient work processes, including using robotic technology and other artificial intelligence (“AI”) capabilities, an inability to automate processes in our high-volume manufacturing facilities could result in increases in labor costs.
Our current products may not maintain, and our next-generation products may not achieve or maintain, market acceptance.
Our current business and growth strategy is highly dependent on our products, especially our next-generation products, achieving and maintaining market acceptance. A key to maintaining and growing our revenue is the retention of a high percentage of our customers due to the significant revenue generated from ongoing purchases of single-use infusion sets, insulin cartridges, CGMs and CGM consumables, and other supplies used with our AID and MDI systems. Market acceptance and adoption of our next-generation AID systems and Smart MDI systems depend on educating PWD, as well as their caregivers and HCPs, about the distinct features, ease-of-use, beneficial treatment outcomes, and other perceived benefits of these products as compared to competing products, including traditional CGMs and insulin pump products and alternative diabetes monitoring, treatment, or prevention methodologies. If we are not successful in convincing existing and potential customers of the benefits of our products, or if we are not able to achieve the support of caregivers and HCPs for our products, our sales may decline or we may achieve sales below our expectations.

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Market acceptance of our current and next-generation products could be negatively impacted by many factors, including:
•the failure of our products to achieve and/or maintain wide acceptance among people with T1D or T2D, their caregivers, HCPs, and KOLs in the diabetes treatment community;
•the failure of our products to achieve and/or maintain acceptance by third-party payors for coverage and reimbursement;
•lack of evidence supporting the safety, effectiveness, ease-of-use, or other perceived benefits of our products over competing products or other currently available glucose monitoring or insulin treatment methodologies;
•perceived risks or uncertainties associated with the use of our products, or components thereof, or of similar products or technologies of our competitors;
•adverse regulatory or legal actions relating to our products or similar products or technologies;
•results of clinical studies relating to our current or next-generation products, or similar competitive products;
•failure to adapt to business model and other industry changes, including responding to evolving PWD needs and service expectations; and
•criticism on digital and social media platforms, negative coverage by traditional media, and other forms of adverse publicity regarding our products or brand.
If our products do not achieve and maintain widespread market acceptance, we may fail to achieve sales consistent with our projections, in which case our business, results of operations, financial condition, and cash flows could be materially and adversely affected.
The research and development efforts we undertake may not result in the development of commercially viable products, the generation of significant future revenues, or adequate profitability.
In order to address the anticipated needs of PWD, pursue new markets for our existing products and any new products, and to remain competitive, we focus our research and development efforts and related strategic third-party collaboration activities on the enhancement of our current diabetes management products, the development of next-generation products, and the development of novel technologies and services. The development of new products or novel technologies and services and the enhancement of our current products requires significant investment in research and development, intellectual property protection, clinical trials, regulatory approvals, and obtaining third-party reimbursement. Certain of our next-generation products, including our smaller, newly-designed durable pumps, our next-generation SmartGuard Advance dosing algorithm, our improved Simplera CGM, and the CGM made by Abbott, as well as our in-development patch pump, are subject to a heightened level of risk with respect to technical feasibility and manufacturability. In particular, it is critical to the growth and profitability of our business that we develop or acquire a cost-effective competitive CGM sensor and a patch pump, and doing so may take longer or require more resources than anticipated. Even if our next-generation products are technically feasible and manufacturable at scale, there is no guarantee that such products will be successful entrants in the marketplace. See “—Our current products may not maintain, and our next-generation products may not achieve or maintain, market acceptance.”
The results of our product development and commercialization efforts may be affected by a range of factors, including our ability to anticipate PWD needs, innovate and develop new products (whether independently or with our partners), determine a feasible or timely regulatory pathway or approach, and launch those products cost-effectively into multiple markets and geographies. If we are unable to successfully anticipate PWD needs, innovate, develop new products, and successfully launch them, we may not be able to generate significant future revenues or profits from these efforts. The ultimate benefit we realize from the successful launch of a new or next-generation

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product may be negatively impacted if the new product cannibalizes sales of our existing products beyond expected levels.
Our success depends on our ability to differentiate our product and keep pace with emerging technologies.
Our continued growth and success depend on our ability to develop, acquire, and market new and differentiated products, technologies, and intellectual property, and as a result we also face competition for marketing, distribution, and collaborative development agreements, establishing relationships with academic and research institutions, and licenses to intellectual property. In order to continue to compete effectively, we must continue to create, invest in, or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner, and manufacture and successfully market our products. For example, data science, machine learning, and AI are all impacting our products and operations and the competitive landscape in which we operate, and the application of these technologies is rapidly evolving at the same time as new laws and regulations of AI are being developed in jurisdictions around the world. There are significant risks involved in utilizing AI, and compliance with developing regulations may require significant expenditures or may limit our ability to effectively use these technologies. There can be no assurance that the application of AI in our products and operations will be successful, or that we will not experience data security and privacy incidents in connection with our use of these technologies. Given these factors, we cannot guarantee that we will be able to compete effectively or continue our level of success.
We enter into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues.
In the ordinary course of our business, we enter into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships to develop proposed products or technologies, pursue new markets, or protect our intellectual property assets. For example, we rely on third parties, such as contract research organizations, medical institutions, clinical investigators, and contract laboratories, to conduct some of our clinical trials and pre-clinical investigations. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, or if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements or for other reasons, or if they are delayed in conducting our clinical trials for reasons outside of their control, our pre-clinical development activities or clinical trials may be extended, delayed, suspended, or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis or at all. We also enter into investments in and with other medical technology companies. These investments are inherently risky, and we cannot guarantee that any of our previous or future investments will be successful or will not materially adversely affect our business, results of operations, financial condition, and cash flows.
We may not be able to identify or complete any such development arrangement in a timely manner, on a cost-effective basis, on acceptable terms, or at all, and we may not realize the anticipated benefits of any such development arrangements that we do identify and complete. In particular, these development arrangements may not result in the development of products or technologies that achieve commercial success or result in positive financial results, or may otherwise fail to have the intended impact on our business.
We may elect to amend or modify development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, partnerships, or similar agreements that we already have in place. Proposing, negotiating, and implementing development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process, and may subject us to business risks. For example, other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities, or may be the counterparty in any such arrangements.
Additionally, we may not be in a position to exercise sole decision-making authority regarding a development arrangement, investment, licensing, or other similar arrangement, which could create the potential risk of creating impasses on decisions. Further, our collaborators and business partners may have economic or business interests or

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goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators and other business partners, including conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations, termination rights, or the ownership or control or other licenses of intellectual property rights. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our arrangements with them or our future products. Disputes between us and our current, future, or potential collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.
We are party to certain research and development agreements with affiliates of Blackstone Life Sciences Advisors L.L.C. (collectively, “Blackstone”). Our engineering, clinical, and regulatory teams are performing the development work for the programs funded by these arrangements. If successfully commercialized, we will pay royalties on the developed products to Blackstone. Under certain termination provisions of these agreements, the Company’s payment obligation will survive, and in certain termination circumstances, a payment to Blackstone of a multiple of the funded amounts may be required. Such payments would increase our cash requirements and could impair our liquidity, which could have a material adverse effect on our business, results of operation, financial condition, and cash flows.
On August 7, 2024, Medtronic announced a new global strategic partnership with Abbott (the “Abbott Partnership”), to expand access to our AID and Smart MDI systems. Achieving the anticipated benefits of the Abbott Partnership is subject to a number of uncertainties, including whether our AID and Smart MDI systems and Abbott’s most advanced CGM platform can become integrated in an effective and efficient manner. Failure to achieve these anticipated benefits, on our currently expected timeline or at all, could result in increased costs, decreases in the amount of expected revenues generated by the Abbott Partnership, and diversion of management’s attention and energy away from ongoing business operations. We may also experience a decline in sales of our existing CGMs as we market Abbott’s most advanced CGM platform alongside our own CGMs, such as our Simplera CGM and Guardian Connect CGM. The failure to successfully integrate Abbott’s most advanced CGM platform into our existing marketing efforts could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Additionally, Abbott may have its marketing authorization revoked or may encounter other difficulties which could negatively affect the public’s perception of and use of Abbott’s CGM products, and any such developments could have a corresponding adverse effect on the public perception of and use of our other products.
The continuing development of many of our products depends upon our ability to maintain strong relationships with HCPs.
If we fail to maintain our working relationships with HCPs, many of our products may not be developed and marketed in line with the professionals who support and promote our products, which could cause a decline in our earnings and profitability. The research, development, marketing, and sales of many of our new and improved products depends on our maintaining working relationships with HCPs. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products. HCPs assist us as researchers, marketing and product consultants, inventors, trainers, and public speakers. If we are unable to maintain strong relationships with these professionals, the development and marketing of our products could suffer, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Our results of operations will be harmed if we are unable to accurately forecast market demand for our products and manage our inventory.
To ensure adequate supply of our products, we must forecast the inventory needs of our current and prospective customers, and manufacture our products based on our estimates of future demand. Our ability to accurately forecast

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market demand for our products could be negatively affected by many factors, many of which are beyond our control, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast market acceptance of new products, and changes in general market conditions or regulatory matters.
If we do not adequately predict market demand for our products or otherwise optimize and operate our distribution channels successfully, it could result in excess or insufficient inventory or fulfillment capacity, increased costs, immediate shortages in product or component supply, or harm our business in other ways. Disruptions in international markets and supporting financial services and uncertainty about economic conditions (for instance, resulting from tariff disputes, credit scarcity, geopolitical risks, and sovereign debt deterioration) have in the past caused periods of tightened credit availability and increased volatility in liquidity and borrowing terms. If these conditions were to recur or worsen, we may experience reduced demand for a number of our products. We also could experience reduced sales, cash flow, and profits due to delayed payments or the insolvency of customers, HCPs, hospitals, suppliers, distributors, and vendors who experience liquidity issues, including as a result of cybersecurity incidents impacting private and government health insurance payors. In addition, HCPs and staff strikes or other work stoppages may in the future cause reduced demand for our products. As a result, our business, results of operations, financial condition, and cash flows could be adversely affected.
If we fail to expand and maintain an effective sales force, predict and adapt to changes in markets, or successfully develop and maintain our relationships with intermediaries, our business, prospects, and brand may be materially and adversely affected.
We must continue to develop and grow our sales and marketing organization and enter into partnerships or other arrangements to market and sell our products and/or collaborate with third parties, including distributors and others, to market and sell our products to maintain the commercial success of our current systems and to achieve commercial success for any of our future products. Our sales and marketing organization competes with the experienced, larger, and well-funded marketing and sales operations of our competitors. Further, we may not be able to successfully manage our dispersed sales force or increase our product sales at acceptable rates. If we are unable to establish and maintain adequate sales, marketing, and distribution capabilities, independently or with others, our future revenue may be reduced and our business may be harmed.
Our direct sales and marketing team calls on HCPs and PWD throughout the applicable country, to the extent permissible, to raise awareness and initiate sales of our products. Developing and managing a direct sales organization is a difficult, expensive, and time-consuming process. To continue to develop our direct sales and marketing organization to successfully achieve market awareness and sell our products, we must:
•recruit and retain adequate numbers of effective and experienced sales and marketing personnel;
•launch new products on a timely and frequent basis, to ensure that our sales and marketing team consistently has a lineup of products to sell;
•compensate our marketing and sales personnel appropriately compared to competitors;
•effectively train our sales and marketing personnel in the benefits and risks of our products;
•establish and maintain successful sales, marketing, training, and education programs that educate HCPs, including endocrinologists, physicians, and diabetes educators, so they can appropriately inform PWD about our products;
•manage geographically dispersed sales and marketing operations; and
•effectively train our sales and marketing personnel on the applicable advertising and promotion and fraud and abuse laws that govern interactions with HCPs and institutions as well as current and prospective patients and maintain active oversight and auditing measures to ensure continued compliance.

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We enter into co-promotion and other marketing and sales arrangements with other companies. Any revenue received from those arrangements depends on the skills and efforts of others, and we cannot predict whether these efforts will be successful.
To the extent that we enter into additional arrangements with third parties or intermediaries to perform sales, marketing, distribution, and billing services, our product margins could be lower than if we directly marketed and sold our products. Intermediaries that are in the business of selling other medical products in addition to our products may not devote a sufficient level of resources and the support required to generate awareness of our products and grow or maintain our product sales. If our intermediaries are unwilling or unable to market and sell our products, or if they do not perform to our expectations, we could experience delayed or reduced market acceptance and sales of our products, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows. See “—We enter into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues” and “—Reduction or interruption in supply or other manufacturing difficulties may adversely affect our manufacturing operations and related product sales” for a more detailed discussion on risks relating to our relationships with third parties.
Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we have, and in the future expect to, publicly disclose interim, top-line, or preliminary data from our pre-clinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of interim, top-line, or preliminary data, and we may not have received or had the opportunity to fully and carefully evaluate all data. The interim, top-line, or preliminary results that we report may differ from future results of the same study or trial, different conclusions or considerations may qualify such results, or one or more of the clinical outcomes may materially change, once additional data have been received and fully evaluated. Interim, top-line, or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line, or preliminary data we previously announced. As a result, interim, top-line, and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, preliminary, or top-line data and final data could significantly harm our business prospects. Further, disclosure of interim, preliminary, or top-line data by us or by our competitors could result in volatility in the price of our common stock. If the interim, top-line, or preliminary data that we report differ from actual results, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, results of operations, financial condition, and cash flows.
Future market or clinical studies may be unfavorable to our products and their efficacy, which could hinder our sales efforts and have a material adverse effect on our business, results of operations, financial condition, and cash flows.
To help improve, market, and sell our products, we have sponsored, and expect to continue to sponsor, market studies to assess various aspects of the functionality and relative efficacy of our products. The data obtained from the studies may be unfavorable to our products or may be inadequate to support satisfactory conclusions. In addition, we may sponsor clinical trials to assess certain aspects of the efficacy of our products. If future clinical trials fail to support the efficacy of our current or future products, our sales may be adversely affected and we may lose an opportunity to secure clinical preference from prescribing clinicians, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Future clinical studies or articles regarding our existing products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor’s product is clinically more effective or easier to use than our products or that our products are not as effective or easy to use as we claim. Diabetes associations, HCPs that focus on diabetes, or other organizations that may be viewed as authoritative could

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endorse products or methods that compete with our products or otherwise announce positions that are unfavorable to our products. Any of these events may negatively affect our sales efforts and result in decreased revenue.
We are subject to a variety of risks associated with global operations that could adversely affect our profitability and operating results.
We develop, manufacture, distribute, and sell our products globally. We intend to continue to expand our operations and to pursue growth opportunities in new and emerging markets. Operations in different countries including emerging markets could expose us to additional and greater risks and potential costs, including:
•fluctuations in currency exchange rates;
•healthcare reform legislation;
•the need to comply with different regulatory regimes worldwide that are subject to change and that could restrict our ability to manufacture and sell our products;
•local product preferences and product requirements;
•longer-term receivables than are typical in the United States;
•economic sanctions, export controls, trade protection measures, tariffs and other border taxes, and import or export licensing requirements;
•less intellectual property protection in some countries outside the United States than exists in the United States;
•different labor regulations and workforce instability;
•political and economic instability, including as a result of armed conflicts and insurrections;
•restrictions on local currency conversion or cash extraction;
•potentially negative consequences from changes in or interpretations of tax laws; and
•economic instability and heightened inflation, recession or interest rate fluctuations.
The ongoing global economic competition and trade tensions among the United States and various other countries, such as China, present risk to us. Recently, the United States has imposed new tariffs on imports from many jurisdictions, including, Canada, Mexico, China, the European Union, and other countries and regions in which we do business and has indicated that additional tariffs may be imposed against other countries. The United States, China, and the EU, which comprised approximately 34%, 2%, and 40% percent, respectively, of our total revenues in fiscal year 2024, could impose other types of restrictions such as limitations on government procurement or technology export restrictions, which could affect our access to the markets.
The Russia-Ukraine conflict and resulting sanctions and export restrictions are creating barriers to doing business in Russia and Belarus and adversely impacting global supply chains. While we have no manufacturing or direct material suppliers in the region, we continue to closely monitor the potential raw material/sub-tier supplier impact in both Russia and Ukraine. Additional sanctions, export restrictions, and potential countermeasures within Russia, along with geopolitical shifts in Asia and disruptions relating to conflicts in the Middle East, may lead to greater uncertainty that could cause additional adverse impacts on global supply chains and our business, results of operations, financial condition, and cash flows.
More generally, several governments including the United States have raised the possibility of policies to induce “re-shoring” of supply chains, less reliance on imported supplies, and greater national production. Examples include potential “Buy America” requirements in the United States. If such steps triggered retaliation in other markets restricting access to foreign products in purchases by their government-owned healthcare systems, the result could have a significant impact on us.

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Other significant changes or disruptions to international trade arrangements, such as termination or modifications of other existing trade agreements, may adversely affect our business, results of operations, financial condition, and cash flows. In addition, a significant amount of our trade receivables are with national healthcare systems in many countries. Repayment of these receivables is dependent upon the political and financial stability of those countries. In light of these global economic fluctuations, we continue to monitor the creditworthiness of customers. Failure to receive payment of all or a significant portion of these receivables could adversely affect our business, results of operations, financial condition, and cash flows.
Finally, changes in currency exchange rates may impact the reported value of our revenues, expenses, and cash flows. In addition, the impact of currency devaluations in countries experiencing significant currency exchange fluctuations could negatively impact our operating results. We cannot predict changes in currency exchange rates, the impact of exchange rate changes, nor the degree to which we will be able to manage the impact of currency exchange rate changes.
Failure to secure or retain adequate coverage or reimbursement for our current products and our potential future products by government entities or third-party payors could adversely affect our business, results of operations, financial condition, and cash flows.
As a medical device company, reimbursement from government and/or private third-party payors, including Medicare and Medicaid, is an important element of our success. Future sales of our current and future products will be limited unless PWD can rely on third-party payors to pay for all or part of the associated purchase cost. Access to adequate coverage and reimbursement for our current and future products by third-party payors is essential to the acceptance of our products by PWD, as well as their caregivers and HCPs.
As guidelines in setting their coverage and reimbursement policies, many third-party payors in the United States use coverage decisions and payment amounts determined by the Centers for Medicare & Medicaid Services (the “CMS”), which administers the U.S. Medicare program. Medicare periodically reviews its reimbursement practices for diabetes-related products, and there is uncertainty as to the future Medicare reimbursement rate for our products. For example, the United States may shift health policy priorities, which could impact Medicare coverage and reimbursement. It is also possible that the CMS may continue to review and modify the current coverage and reimbursement of diabetes-related products in connection with anticipated changes to the regulatory approval process for CGMs, insulin pumps and related products, software applications, and services.
Third-party payors that do not follow CMS guidelines may adopt different coverage and reimbursement policies for our current and future products. Third-party payors are increasingly basing reimbursement rates on the effectiveness of the product, clinical outcomes associated with the product, product-specific health economic outcomes data demonstrating cost savings, and any factors that negatively impact the effectiveness or clinical outcomes (or cause a perception of any such negative impact), such as the results of a clinical trial, which could negatively impact the reimbursement rate. Further, it is possible that some third-party payors will not offer any coverage for our current or future products. For instance, it is possible that third-party payors may adopt policies in the future that designate one or more of our competitors as their preferred, in-network DME provider of CGMs and that such policies would discourage or prohibit the payors’ members from purchasing our products, which would adversely impact our ability to sell our products. With the evolution of health plan coverage to reimburse products under the pharmacy benefit, payors could have the ability to exclude products from coverage.
Both government and private third-party payors managing the pharmacy benefit employ formularies to control costs by taking into account discounts in connection with decisions about formulary inclusion or favorable formulary placement. Failure to obtain or maintain timely adequate pricing or favorable formulary placement for our products, or failure to obtain such formulary placement at favorable pricing, could adversely impact revenue. Private third-party payors, including self-insured employers, often implement formularies with co-payment tiers to encourage utilization of certain products and have also been raising co-payments required from beneficiaries, particularly for higher-cost products. Private third-party payors also use additional measures such as value-based pricing/contracting to improve their cost-containment efforts. Private third-party payors also are increasingly imposing utilization management tools, such as requiring prior authorization or requiring the patient to first fail on a lower-cost product before permitting access to a higher-cost product.

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In some countries, particularly EU countries and European Free Trade Association (EFTA) member states, the pricing, reimbursement, and rebates of health products are subject to governmental control, and in such countries, there can be considerable pressure by governments and other stakeholders on prices, as well as reimbursement and rebates. If reimbursement of our products is unavailable or limited in scope or amount or if pricing or rebates are set at unsatisfactory levels in any such country, our prospects for generating revenue outside of the United States, if any, could be adversely affected and our business could be harmed. We are subject to risks relating to changes in government and private medical reimbursement programs and policies, and changes in legal and regulatory requirements around the world. Implementation of further legislative or administrative reforms to these reimbursement systems, or adverse decisions relating to coverage of or reimbursement for our products by administrators of these systems, could have an impact on the acceptance of and demand for our products and the prices that PWD are willing to pay for them. If we expand our sales and marketing efforts internationally, we will face additional risks associated with obtaining and maintaining reimbursement from foreign healthcare payment systems on a timely basis or at all.
We currently have contracts establishing reimbursement for our products with national and regional third-party payors in the United States. While we may enter into additional contracts in the United States and expand coverage of certain products, as well as add coverage for future products under our current agreements, we cannot guarantee that we will succeed in doing so or that the reimbursement contracts that we are able to negotiate will enable us to sell our products on a profitable basis. In order to obtain additional health plan contracts, including with pharmacy benefits plans, we may have to agree to a net sales price lower than the net sales price we obtain in other payor channels. Our existing reimbursement contracts generally include numerous quality and compliance related requirements, including audit rights, and can be terminated by government entities or third-party payors without cause and with little (30-60 days) notice to us. Our compliance with the administrative procedures or requirements may result in increased costs for us and delays in processing approvals by government entities and third-party payors, and any payor audits of our compliance obligations may result in requests for refunds or other costs. Failure to secure or retain adequate coverage or reimbursement for our current and future products by government entities and third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
As most of our customers rely on third-party payors to cover the cost of our products, there has been, and may continue to be, a shift in financial responsibility to our customers for the amounts previously covered by their primary insurance carrier. In the event that we are unsuccessful in collecting payments owed by customers and/or experience increases in the amount, or deterioration in the collectability, of uninsured and patient due accounts receivable, this could adversely affect our business, results of operations, financial condition, and cash flows. We may also be adversely affected by the growth in patient responsibility accounts, as a result of increases in the adoption of plan structures, due to evolving healthcare policy and insurance landscapes that shift greater responsibility for care to individuals through greater exclusions, prior authorizations, and co-payment and deductible amounts.
Failure to integrate any acquired businesses into our operations successfully, or challenges related to our strategic initiatives, including divestitures and third-party funding arrangements, as well as liabilities or claims relating to any such acquired businesses, divestitures, or arrangements could adversely affect our business.
As part of our strategy to develop and identify new products and technologies and optimize our portfolio of products, we have made several acquisitions, divestitures, and third-party research and development funding arrangements in recent years, and may make additional acquisitions, divestitures, and arrangements in the future. Our integration of the operations of any acquired businesses, or a divestiture of any part of our existing businesses, will require significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing, and finance. These efforts may result in additional expenses and involve significant amounts of management’s time that cannot then be dedicated to other projects. Our failure to manage and coordinate the growth of acquired companies successfully could also have an adverse impact on our business. Further, acquired businesses may have liabilities, or be subject to claims, litigation, or investigations that we did not anticipate or which exceed our estimates at the time of the acquisition. In addition, we cannot be certain

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that the businesses we may acquire will become profitable or remain so. Factors that will affect the success of our acquisitions include:
•the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;
•our ability or inability to integrate information technology systems of acquired companies in a secure and reliable manner;
•liabilities, claims, litigation, investigations, or other adverse developments relating to acquired businesses or the business practices of acquired companies, including investigations by governmental entities, potential Foreign Corrupt Practices Act (the “U.S. FCPA”) or product liability claims, intellectual property disputes, earnout or other contingent payment disputes, or other unanticipated liabilities;
•any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies’ product lines and sales and marketing practices, including price increases;
•our ability to comply with regulatory obligations applicable to acquired companies;
•our ability to retain key employees; and
•the ability to achieve synergies among acquired companies, such as increasing sales of the integrated company’s products, achieving cost savings, and effectively combining technologies to develop new products.
We also could experience negative effects on our business, results of operations, financial condition, and cash flows from acquisition-related charges, amortization of intangible assets, and asset impairment charges.
In addition, the potential exists that expected strategic benefits from any planned or completed divestiture, or third-party funding arrangement, by us may not be realized or may take longer to realize than expected, and there can be no assurance that disputes will not arise under the our third-party funding arrangements, or transition service agreements that have or may be executed as part of a divestiture. We have in the past and could in the future cancel or fail to consummate a planned acquisition, divestiture, or third-party funding arrangement, which may subject us to penalties or result in litigation.
Legal and Regulatory Risks
We are subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.
Our medical devices and technologies, as well as our business activities, are subject to a complex set of regulations and rigorous enforcement, including by the U.S. FDA, U.S. Department of Justice, U.S. Department of Health and Human Services (the “U.S. HHS”) Office of the Inspector General, U.S. EPA, and numerous other federal, state, and non-U.S. governmental authorities. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our products, as well as EHS laws and regulations. These laws and regulations are also related to fair competition, kickbacks, false claims, self-referrals, and healthcare fraud. In addition, as a manufacturer of U.S. FDA-approved devices reimbursable by federal healthcare programs, we are subject to the Physician Payments Sunshine Act, which requires us to annually report certain payments and other transfers of value we make to U.S.-licensed physicians, certain allied health professionals, and U.S. teaching hospitals. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.
As a part of the regulatory process of obtaining marketing authorization for new products and new indications for existing products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations, and trial endpoints. Unfavorable clinical data from existing or future clinical trials may adversely impact our ability to obtain product approvals, including from the U.S. FDA, our position in, and share of, the markets in which we participate, and our business, results of operations, financial condition, and cash flows. Even if

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our development and clinical trial efforts appear successful to us and our regulatory submission appears satisfactory to us, the U.S. FDA or comparable international regulator may disagree and may decide not to grant marketing authorization for the products, may decide to approve the products but require narrow or less desirable labeling, or may require additional product testing or clinical trials or other data to be developed and submitted before approving the products, which would result in product launch delays and additional expense.
In addition, the ability of the U.S. FDA to review and authorize the sale of new products can be affected by a variety of factors, including government budget and funding levels, its ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes, and other events that may otherwise affect the U.S. FDA’s ability to perform routine functions. In particular, reductions in staff and officials at the U.S. FDA may cause delays to the agency’s ongoing review of certain products in our pipeline. Disruptions at the U.S. FDA and other agencies may also increase the time necessary for new products to be reviewed and/or authorized for marketing by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the U.S. FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shut-down occurs, it could significantly impact the ability of the U.S. FDA and other agencies to timely review and process our regulatory submissions, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
As a result, we cannot guarantee that we will be able to obtain or maintain marketing authorization for our new products or enhancements or modifications to existing products, and the failure to maintain approvals or obtain approval or clearance could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Even if we are able to obtain approval or clearance, it may:
•take a significant amount of time;
•require the expenditure of substantial resources;
•involve stringent clinical and pre-clinical testing, as well as increased post-market surveillance;
•involve modifications, repairs or replacements of our products; and
•limit the proposed uses of our products.
Both before and after a product is commercially released, we have ongoing responsibilities under U.S. FDA and other applicable non-U.S. government agency regulations. For instance, many of our facilities and procedures and those of our suppliers are also subject to periodic inspections by the U.S. FDA to assess compliance with applicable regulations. The results of these inspections can include, and have in the past included, inspectional observations on the U.S. FDA’s Form 483, warning letters, or other forms of enforcement, such as a consent decree. For example, the U.S. FDA issued a warning letter on December 9, 2021 finding that the quality system requirements at our Northridge, California facility did not conform with the U.S. FDA’s Quality System Regulation (“QSR”) with respect to our MiniMed 600 series pumps and software and remote controllers used with the Paradigm and MiniMed series pumps. In addition to its impact on our production of the MiniMed 600 series pump, our ability to progress approval of the MiniMed 780G series pump was also delayed. While we have since addressed such letter to the satisfaction of the U.S. FDA, who lifted the letter in April 2023, if the U.S. FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, the U.S. FDA could detain or seize adulterated or misbranded medical products, order a recall, repair, replacement, or refund of such products, refuse to grant pending pre-market approval applications or require certificates of non-U.S. governments for exports, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health, and in certain rare circumstances, ban medical devices. The U.S. FDA and other non-U.S. government agencies may also assess civil or criminal penalties against us, our officers, or employees and impose operating restrictions on a company-wide basis. The U.S. FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to our business practices and operations.

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Furthermore, we occasionally receive subpoenas or other requests for information from various governmental agencies around the world, and while these investigations typically relate primarily to financial arrangements with HCPs, regulatory compliance, and product promotional practices, we cannot predict the timing, outcome, or impact of any such investigations. Any adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs and/or entry into Corporate Integrity Agreements (CIAs) with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional, costly compliance obligations. These potential consequences, as well as any adverse outcome from government investigations, could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
In addition, the U.S. FDA has taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject us to significant civil or criminal exposure, administrative obligations and costs, and/or other potential penalties from, and/or agreements with, the federal government. Our efforts to promote our products via direct-to-consumer marketing and social media initiatives may subject us to additional scrutiny of our practices of effective communication of risk information, benefits, or claims, under the oversight of the U.S. FDA, U.S. Federal Trade Commission (the “U.S. FTC”), U.S. HHS Office for Civil Rights, or others.
Governmental regulations in the United States and outside the United States are constantly changing and may become increasingly stringent. In the EU, for example, the EU Medical Device Regulation (the “EU MDR”), which became effective in May 2021, includes significant additional pre-market and post-market requirements. Penalties for regulatory non-compliance could be severe, including fines and revocation or suspension of a company’s business license, mandatory price reductions, and criminal sanctions. The development and implementation of future laws and regulations could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
We are involved in, and may in the future become involved in, litigation, arbitration, and governmental proceedings or investigations, including those stemming from third-party conduct beyond our control.
We are involved in, or threatened with, legal, arbitration, and governmental proceedings or investigations from time to time in the ordinary course of our business as well as heightened scrutiny in the healthcare industry, including disputes with employees, competitors, customers, suppliers, collaborators, and business partners concerning allegations of, among other things, breaches of contract, product liability, product defects, intellectual property infringement, logistics or manufacturing related topics, quality regulations, EHS issues, termination of business relationship, or alleged or suspected violations of applicable laws in various jurisdictions. For example, in certain circumstances, insurance companies have attempted to bring private causes of action against manufacturers for making false claims. The outcome of any pending or potential future legal, arbitration, and governmental proceedings is difficult to predict, and excessive verdicts do occur. If such proceedings are determined adversely to us, we may be required to change our business practices or we may incur fines, penalties, or monetary losses, some of which may be significant or could disrupt the operation of our business. See Note 14, “Commitments and Contingencies,” to the combined financial statements appearing elsewhere in this prospectus. Exposure to litigation or other government action, whether directed at us, our customers, or our suppliers, or our or their respective business partners, could also divert our management’s attention and resources and adversely affect our reputation, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Quality problems have in the past and could in the future lead to recalls or safety alerts, product liability claims, reputational harm, adverse verdicts, or costly settlements, and could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Quality is extremely important to us and our customers due to the impact on PWD, and the serious and potentially costly consequences of adverse product performance. Our business exposes us to potential product liability risks that are inherent in the design, manufacture, distribution, and marketing of medical devices. Component failures, manufacturing nonconformances, design issues, off-label use, or inadequate disclosure of

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product-related risks or product-related information with respect to our products have in the past and could result in the future result in an unsafe condition or injury to, or death of, a patient. These problems have in the past and could in the future lead to recall of, or issuance of a safety alert or warning letter relating to, our products. Some of our products remain subject to recalls. For example, in 2024, we voluntarily issued a field action notifying global insulin pump customers of potential risks of shortened pump battery life with reminders on the importance of checking built-in alerts and alarms and to contact us for pump replacement if affected by this issue. Quality problems can also lead to product liability claims and lawsuits, including class actions. For example, we are the defendant in an aggregated proceeding in the Los Angeles County Superior Court of California alleging claims relating to a 2021 recall of certain Series 600 insulin pumps. See “—We are involved in, and may in the future become involved in, litigation and arbitration proceedings, including those stemming from third-party conduct beyond our control.” and Note 14, “Commitments and Contingencies,” to the combined financial statements appearing elsewhere in this prospectus.
Strong product quality is critical to our success. If we fall short of these standards and our products are the subject of recalls or safety alerts, our reputation could be damaged, we could lose customers, and our revenue and results of operations could decline. Our success also can depend on our ability to manufacture to exact specification precision-engineered components, subassemblies, and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation, competitive advantage, and market share could be harmed. In certain situations, we may undertake a voluntary recall of products or temporarily shut down production lines based on performance relative to our own internal safety and quality monitoring and testing data.
Any of the foregoing problems, including future product liability claims or recalls, regardless of their ultimate outcome, could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and cash flows.
We are substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to our rights or the rights of others may result in our payment of significant monetary damages and/or royalty payments, negatively impacting our ability to sell current or future products.
We are substantially dependent on patent and other proprietary rights and rely on a combination of patents, trademarks, trade names, copyrights, trade secrets, and agreements (such as employee, confidentiality, non-disclosure, and non-competition agreements) to protect our business and intellectual property. We also operate in an industry characterized by extensive intellectual property litigation. Intellectual property litigation can result in significant damages awards and injunctions that could prevent or delay our manufacture and sale of affected products or require us to pay significant royalties in order to continue to manufacture or sell affected products. We may be involved as a plaintiff or a defendant in intellectual property actions, the outcomes of which may not be known for prolonged periods of time. We have received and may in the future receive communications from holders of patents, trademarks, trade secrets, or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting, or otherwise violating such rights. Third parties may also claim that our owned or licensed patent rights are invalid or unenforceable. While it is not possible to predict the outcome of intellectual property litigation, it is possible that the results of such litigation could require us to pay significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, require us to change our products, or that enforcement actions to protect our patent and proprietary rights against others could be unsuccessful, any of which could have a material adverse impact on our business, results of operations, financial condition, and cash flows. In addition, any public announcements related to litigation or administrative proceedings initiated or threatened against us could cause our stock price to decline.
While we intend to defend against any threats to our intellectual property, our patents, trademarks, trade names, copyrights, trade secrets, or agreements (such as employee, confidentiality, non-disclosure, and non-competition agreements) may not adequately protect our intellectual property. Further, pending patent applications by us may not result in patents being issued to us, patents issued to or licensed by us may be challenged or circumvented by competitors, and such patents may be found invalid, unenforceable, or too limited in scope to protect our technology or provide us with any competitive advantage. In addition, our patents and those licensed by us will expire over time, our ability to protect novel business models is uncertain, and infringement may go undetected. Third parties

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could obtain patents that may require us to negotiate licenses to conduct our business, and such licenses may not be available on reasonable terms or at all. We may not be aware of all third-party intellectual property rights potentially relating to our current and future products. In addition, license agreements could be terminated. We also rely on non-disclosure and non-competition agreements with certain employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. We cannot be certain that these agreements will not be breached, that such provisions will be enforceable, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not copy or otherwise gain access to our trade secrets or proprietary knowledge. Moreover, in the United States, the U.S. FTC and various states have adopted laws and regulations that purport to ban or severely restrict the use of non-competition agreements, which may limit our ability to use and enforce non-competition agreements with employees.
In addition, the laws of certain countries in which we market or manufacture some of our products do not protect our intellectual property rights to the same extent as the laws of the United States, which could make it easier for competitors to capture market position. This may increase our vulnerability to our technology being reverse engineered or our trade secrets being compromised. If we are unable to protect our intellectual property, it could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Competitors also may harm our sales by designing products that substantially mirror the capabilities of our products or technology without infringing our intellectual property rights.
We may be subject to fines, penalties, and injunctions if we are determined to be promoting the use of our products for unapproved or improper off-label uses or determined to have made claims that are untruthful or misleading or not adequately substantiated.
Our marketing, promotional, and educational materials and practices are subject to the Federal Food, Drug, and Cosmetic Act of 1938, the Federal Trade Commission Act, the national law of individual EU Member States implementing Directive 93/42 on medical devices and Directive 90/385/EEC on active implantable medical devices, and applying Regulation 2017/745 on medical devices, Directive 2006/114/EC concerning misleading and comparative advertising, and EU Directive 2005/29/EC on unfair commercial practices, and other applicable laws and regulations, each as may be amended from time to time. EU Member States’ national legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. If the U.S. FDA, U.S. FTC, or other regulatory body with competent jurisdiction over us, our activities, or products takes the position that our marketing, promotional, or other materials or activities constitute improper promotion or marketing of an unapproved or improper use, or that they contain untruthful, misleading, or inadequately substantiated statements or claims, such regulatory body could request that we modify our materials or practices or subject us to regulatory enforcement actions, including the issuance, depending on the regulatory body and the nature of the alleged violation, of a warning letter, injunction, seizure, civil fine, and criminal penalties.
Recent court decisions have impacted the U.S. FDA’s enforcement activity regarding off-label promotion in light of First Amendment considerations; however, there are still significant risks in this area in part due to the potential False Claims Act (“FCA”) exposure and the U.S. FDA’s continued focus on ensuring devices are marketed in a manner consistent with their U.S. FDA-required labeling. Although our policy is to refrain from statements that could be considered off-label promotion of our products or pre-promotion of an unapproved product, the U.S. FDA, U.S. FTC, or another regulatory authority could disagree and conclude that we have engaged in improper promotional activities. In addition, the off-label use of our products may increase the risk of product liability claims, which are expensive to defend and could result in substantial damage awards against us and harm our reputation.
Healthcare policy changes may have a material adverse effect on us.
There have been and continue to be actions and proposals by several governments, regulators, and third-party payors globally, including the U.S. federal and state governments and the government in China, to control healthcare costs, and, more generally, to reform healthcare systems. Certain of these actions and proposals, among other things, limit the prices we are able to charge for our products or the amounts of reimbursement available for our products, increase the importance of our ability to compete on cost, and could limit the acceptance and availability of our

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products. These actions and proposals could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Our revenue may be limited by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various increasingly sophisticated means, such as leveraging increased competition, increasing eligibility requirements such as second opinions and other documentation, purchasing in a bundle, or redesigning benefits. The continuing efforts of government and private third-party payors to reduce healthcare costs could also lead to PWD being unable to obtain approval for payment from these third-party payors.
We rely on the proper function, security, and availability of our information technology systems and data, as well as those of third parties throughout our global supply chain and our customer and payor base, to operate our business, and a breach, cyber-attack, or other disruption to these systems or data, which we have experienced and may experience again in the future, could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation, or competitive position.
We are increasingly dependent on sophisticated information technology systems to operate our business. That technology includes systems that could be used to process, transmit, and store sensitive data. Additionally, many of our products and services include integrated software and information technology that collects data regarding PWD or connects to other internal systems. One of the most prevalent attacks on large organizations has been ransomware, which can have a devastating impact on an organization’s operations. Our ransomware readiness program has required and will continue to require investment and will not guarantee that we will be immune from an incident or be able to respond rapidly enough to prevent a negative impact on our business. Like all organizations, we routinely experience attempted interference with the integrity of, and interruptions in, our technology systems via events such as cyber-attacks, malicious intrusions, service interruptions, or other breakdowns. Our information technology systems have been and may also in the future be vulnerable to inadvertent or intentional actions by our employees, third-party vendors, or other third parties with whom we do business. In addition, we have experienced these types of incidents which have led to data breaches. Moreover, any such incidents that we may experience in the future could lead to additional data breaches, interference with the integrity of our products and data, compromise of intellectual property or other proprietary information, or other significant disruptions.
We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Furthermore, we rely on third-party vendors to supply and/or support certain aspects of our information technology systems and resulting products, and customers and payors use information technology systems to process payments relating to our products and services. These third-party systems could also become vulnerable to cyber-attack, malicious intrusions, breakdowns, interference, or other significant disruptions, and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems. If any of the foregoing occurs, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event.
In addition, our global profile and international operations expose us to geopolitical events or issues which may increase cybersecurity risks on a global basis. Lastly, we continue to grow in part through new business acquisitions and, as a result, may face risks associated with defects and vulnerabilities in acquired businesses’ systems, or difficulties or other breakdowns or disruptions in connection with the integration of such acquisitions into our information technology systems. The costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses, and any cybersecurity insurance that we may have in place may not cover such expenses.
Our worldwide operations mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. The variety of U.S. and international privacy and cybersecurity laws and regulations impacting our operations are described in “—We are subject to stringent and often unsettled privacy laws, regulations, policies, and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, and contractual obligations could adversely affect our business.” and “Business—Government Regulation and Product Approval Process—Data Privacy and Security Laws.” Any data security breaches, cyber-attacks, malicious intrusions, or significant disruptions could result in actions by regulatory

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bodies and/or civil litigation, any of which could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation, or competitive position.
In addition, our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems. We experience continuing changes in information processing technology, legal and regulatory standards, patient and customer information use cases, techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated with our changing products and services. We also face business and regulatory risks relating to our use of AI systems in our business operations and products. These systems are susceptible to flaws, biases, malfunctions, or manipulations, which may disrupt our operations, result in erroneous decision-making, elevate our cyber risk profile, or expose us to penalties from non-compliance with emerging regulations. There can be no assurance that our efforts to keep pace with continuing changes in information processing technologies, including AI systems, and to deploy these technologies to our business operations and products will be successful or that additional systems issues will not arise in the future.
Medical devices are increasingly connected to the internet, hospital networks, and other medical devices to provide features that improve healthcare and increase the ability of HCPs to treat PWD and PWD to manage their conditions. These same features may also increase cybersecurity risks and the risks of unauthorized access and use by third parties. As such, a cyber-attack which intrudes, disrupts, or corrupts our devices, products, and services or related devices, products, and services could impact the quality of care PWD receive or the confidentiality of patient information. Additionally, modifying or using any such devices, products, or services in a way inconsistent with our U.S. FDA clearances and approvals may create risks to users and potential exposure to us.
If our information technology systems, products, or services, or those of our third-party vendors, or our sensitive data are compromised, there are many consequences that could result. Consequences include, but are not limited to:
•customers or employees being exposed to financial or medical identity theft or suffering a loss of product functionality;
•losing existing customers or having difficulty attracting new customers;
•experiencing difficulty preventing, detecting, and controlling fraud;
•being exposed to the loss or misuse of confidential information;
•having disputes with PWD, physicians, and other HCPs;
•suffering regulatory sanctions or penalties under U.S. federal laws, state laws, or the laws of other jurisdictions;
•experiencing increases in operating expenses or an impairment in our ability to conduct our operations;
•incurring expenses or losing revenue as a result of a data privacy breach;
•product failure;
•information technology outages or disruptions; and
•suffering other adverse consequences including lawsuits or other legal action and damage to our reputation.
We are subject to stringent and often unsettled privacy laws, regulations, policies, and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, and contractual obligations could adversely affect our business.
We are subject to evolving data privacy and protection laws and regulations that apply to the collection, transmission, storage, and use of personally identifying information or personal data. See “Business—Government Regulation and Product Approval Process—Data Privacy and Security Laws.” Determining whether such

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information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. The global nature of our business necessitates compliance with privacy regimes around the globe.
In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act (“HIPAA”) establish privacy and security standards that limit the use and disclosure of personally identifiable health information, or protected health information, and require the implementation of additional administrative, physical, and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information. If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face significant administrative, civil, and criminal penalties.
In the United States, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act and its regulations (collectively, the “CCPA”), requires companies that process information on California residents to make disclosures to consumers about their data collection, use, and sharing practices, allows consumers to opt out of certain data sharing with third parties, provides a new private right of action for certain data breaches, and creates a state agency that is vested with authority to implement and enforce the CCPA. Several other U.S. states have enacted or proposed their own data privacy laws, and it is expected that other states will enact their own laws. Moreover, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees, or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally, and such laws may differ from each other, which may complicate compliance efforts.
In Europe, we are subject to the EU’s General Data Protection Regulation (the “EU GDPR”), as well as the UK General Data Protection Regulation and the UK Data Protection Act 2018 (collectively, the “UK GDPR”), which currently imposes the same obligations as the EU GDPR in most material respects. The EU GDPR and the UK GDPR impose strict rules on the processing of personal information and transfers of personal information to countries outside of the European Union/European Economic Area (the “EU/EEA”) and the United Kingdom, respectively. As the enforcement landscape develops, and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints, and/or regulatory investigations or fines, we may have to make certain operational changes, and we may have to implement revised transfer mechanisms within required time frames.
Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials, public censure, claims for damages by affected individuals, damage to our reputation, and loss of goodwill, any of which could affect our business, results of operations, financial condition, cash flows, reputation, or competitive position.
The failure to comply with anti-corruption laws could materially adversely affect our business and result in civil and/or criminal sanctions.
The U.S. FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business and to ensure adequate internal controls, books, and records. Because of the predominance of government-administered healthcare systems in many jurisdictions around the world, many of our customer relationships outside of the United States are with governmental entities and are therefore potentially subject to such laws. We also participate in public-private partnerships and other commercial and policy arrangements with governments around the globe.
Global enforcement of anti-corruption laws has increased in recent years, including investigations and enforcement proceedings leading to assessment of significant fines and penalties against companies and individuals. Our international operations create a risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents, or distributors. We maintain various controls aligned with legal requirements to prevent

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and prohibit improper practices, including policies, programs, and training for our employees and third-party intermediaries acting on our behalf. However, existing safeguards and any future improvements may not always be effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we could be held responsible. In addition, regulators could seek to hold us liable for conduct committed by companies in which we invest or that we acquire. Any alleged or actual violations of these regulations may subject us to government scrutiny, criminal or civil sanctions, and other liabilities, including exclusion from government contracting, and could disrupt our business, adversely affect our reputation, and result in a material adverse effect on our business, results of operations, financial condition, and cash flows.
Laws and regulations governing international business operations could adversely impact our business.
The U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and the U.S. Commerce Department’s Bureau of Industry and Security (BIS) administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons from conducting activities in, transacting business with, or making investments in certain countries, governments, entities, and individuals subject to U.S. economic sanctions or export restrictions. Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries, governments, entities, and individuals, and are constantly changing. Further restrictions may be enacted, amended, enforced, or interpreted in a manner that materially impacts our operations.
From time to time, we have limited business dealings in countries subject to comprehensive sanctions, including Iran, Cuba, and the region of Crimea, as well as Russia and Belarus. Certain of our subsidiaries sell medical devices, and may provide related services, to distributors and other purchasing bodies in such countries or regions. These business dealings represent an insignificant amount of our consolidated revenues and income but expose us to a heightened risk of violating applicable sanctions regulations. Violations of these regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts, and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist with our compliance with such laws and regulations. However, such regulations may impact our ability to continue operations in certain countries and require additional licenses which we may not be able to obtain or maintain. There can be no assurance that our policies and procedures will prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, results of operations, financial condition, and cash flows.
Climate change, or legal, regulatory, or market measures to address climate change, may materially adversely affect our financial condition and business operations.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere presents risks to our current and future operations. We face current and long-term operational risks and have in the past experienced business interruptions from severe weather events and other natural and man-made conditions, such as hurricanes, tornadoes, droughts, extreme temperatures, wildfires, or flooding. Such severe weather events caused by or related to climate change or other conditions caused by natural or man-made disasters have in the past and could in the future increase our operational costs, pose physical risks to our facilities, and adversely impact our supply chain, including manufacturing and distribution networks, the availability and cost of raw materials and components, and energy supply, transportation, or other inputs necessary for the operation of our business. The impacts of climate change on global water resources may result in water scarcity, which could impact our ability to access sufficient quantities of water in certain locations and result in increased costs. Although it is difficult to predict and adequately prepare to meet the challenges to our business posed by climate change, concerns over climate change have resulted and could result in new laws or regulations that are more stringent. For example, in October 2023, California enacted various laws that will require companies that do business in California and meet certain financial thresholds to publicly disclose their Scope 1, 2, and 3 greenhouse gas emissions and issue public reports on their climate-related financial risk and related mitigation measures. As a result of these and other climate-related laws or requirements, we may experience increased compliance burdens and costs to meet the regulatory obligations as well as adverse impacts on raw material sourcing, manufacturing operations, and the distribution of our products. While there have been a series of proposals and changes at the U.S. federal and state level to revise programs related to climate change and other environmental rules and regulations, we cannot predict at this time the

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extent of future changes to such programs, laws, or regulations, the outcome such revisions will have on the climate change and environmental regulatory landscape, or the ultimate impact on our business.
We are subject to EHS laws and regulations and the risk of environmental liabilities, violations, and litigation.
We are subject to EHS laws and regulations, as enforced by international, federal, state, and local authorities including the U.S. EPA, U.S. Occupational Health and Safety Administration, and analogous state agencies, concerning, among other things: the generation, handling, transportation, storage and disposal of hazardous substances or wastes; human health and safety; the remediation of hazardous substances or materials; and emissions or discharges into the land, air, or water. Under certain environmental laws, we could be subject to strict, joint, and several liability for investigating and remediating contamination at properties we currently or formerly owned, leased, or operated, or at third-party sites to which we sent wastes. We are further subject to numerous laws and regulations concerning, among other things, chemical constituents in medical products and end-of-life disposal and take-back programs for medical devices. Our operations and those of certain of our third-party suppliers involve the use of substances subject to these laws and regulations, primarily those used in manufacturing and sterilization processes. If we or our suppliers violate any EHS laws and regulations, violators could be fined or otherwise sanctioned, and in extraordinary situations, facilities could be shut down. New laws and regulations, violations of these laws or regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require us to incur costs or become the basis for new or increased liabilities or other risks that could be material.
In particular, many regulatory agencies in the United States and internationally are imposing new and evolving regulatory requirements on the safe use of certain chemicals which may be contained in our products or used during the manufacturing or sterilization processes, including EtOs and per- and polyfluoroalkyl substances (“PFAS”), and evaluating their potential impact on health and the environment. We are actively working with suppliers to evaluate any use or presence of PFAS and the use of EtOs for sterilization in our products or manufacturing process to ensure compliance with such requirements. These and other global regulatory developments may require us to take additional actions, including investigation, remediation, and compliance actions, may result in additional litigation and enforcement actions or increase our costs, or could trigger additional community concerns or other reputational risks.
We are subject to risks related to sustainability practices and initiatives.
There is continued focus from our stakeholders, as well as regulatory authorities in the United States, EU, and other global jurisdictions in which we operate, on sustainability practices and disclosure. Stakeholders’ expectations are not uniform, and proponents and opponents of various sustainability-related matters have increasingly resulted in a range of activism and legal and regulatory developments. If we do not succeed in meeting, or are perceived as not meeting, stakeholders’ expectations, whether in support of or against sustainability-related matters, or stated sustainability goals and objectives, such as environmental stewardship, inclusion initiatives, supply chain practices, good corporate governance, workplace conduct, and support for local communities, or if we do not effectively respond to new or revised legal, regulatory, or reporting requirements concerning sustainability-related matters, including climate change or other sustainability concerns, we may be subject to enforcement actions, litigation risks, regulatory fines and penalties, or other sanctions, our reputation or the reputation of our brands may suffer, we may be unable to attract and retain top talent, and our stock price may be negatively affected, among other things.
Enhanced or conflicting sustainability-related laws, regulations, and expectations in and across the jurisdictions in which we do business may increase compliance burdens and costs for us and for third parties throughout our global supply chain, which could cause disruption in the sourcing, manufacturing, and distribution of our products and adversely affect our business, results of operations, financial condition, and cash flows. Notably, we will be subject to sustainability reporting requirements imposed by the EU’s Corporate Sustainability Reporting Directive (the “CSRD”). The CSRD requires a “double materiality” analysis, which means that companies will have to report on how sustainability issues might create financial risks for the company and on the company’s own impacts on people and the environment. A proposal to delay the implementation of the CSRD has been approved by the European Council. While we cannot predict the outcome of any future modifications to the CSRD, due to our EU operations, we believe the CSRD currently will apply to us for fiscal year 2028 reporting, which will require us to

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disclose on a range of sustainability-related matters. Reporting on sustainability goals and objectives may cause us to expend significant capital and human resources, and could divert management’s attention from operating and growing our business. Reports could also lead to the disclosure of information that which may have a negative impact on our operations and reputation or attract negative scrutiny. Failure to accurately comply with any sustainability reporting obligations may result in enforcement actions, sanctions, reputational harm, or private litigation, among other things.
Changes in tax laws, adverse outcomes resulting from examination of our tax returns, or other exposure to additional income tax liabilities could have a material impact on our business, results of operations, financial condition, and cash flows.
The tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have a material impact on our business, results of operations, financial condition, and cash flows.
In 2021, the Organization for Economic Co-operation and Development (OECD) published Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15% in each jurisdiction in which the group operates. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. A number of countries have enacted legislation to implement the core elements of Pillar Two, which is effective for us starting in fiscal year 2025. We are continuing to evaluate the potential impacts of proposed and enacted legislative changes as new guidance becomes available. There are no impacts of this global minimum tax in the consolidated financial statements for the fiscal years ended April 26, 2024 and April 28, 2023. Legislation relating to Pillar Two in the countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have a material impact on our business, results of operations, financial condition, and cash flows.
We are subject to ongoing tax audits in the various jurisdictions in which we operate. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our business, results of operations, financial condition, and cash flows.
We have recorded reserves for potential payments of tax to various tax authorities related to uncertain tax positions. However, the calculation of such tax liabilities involves the application of complex tax laws, regulations, and treaties (where applicable) in many jurisdictions. Therefore, any dispute with a tax authority may result in a payment that is significantly different from current estimates. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities generally would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the amount for which it is ultimately liable, we would incur additional charges, and such charges could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Our ability to use our net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.
Our ability to use our NOLs to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability. In addition, realization of deferred tax assets, including net operating loss carryforwards, depends upon our future earnings in applicable tax jurisdictions. If we have insufficient future taxable income in the applicable tax jurisdiction for any reason, including any future corporate reorganization or restructuring activities, we may be limited in our ability to utilize some or all of our NOLs to offset such income and reduce our tax liability in that jurisdiction. There is also a risk that due to regulatory changes or changes to the laws in the jurisdictions in which we operate, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable either in whole or in part to offset future income tax liabilities.

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Risks Related to the Separation and the Distribution
We have a limited history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.
Since 2001, we have operated as part of Medtronic. The financial information included in this prospectus has been prepared from Medtronic’s historical accounting records and is derived from the consolidated financial statements of Medtronic to present the Diabetes Operating Unit as if it had been operating on a standalone basis. Accordingly, this information may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations, and cash flows may be in the future, primarily because of the following factors:
•Prior to the Separation, our business has been operated by Medtronic as part of its broader corporate organization, rather than as an independent company. Medtronic or one of its affiliates performed various corporate functions for us, such as tax, legal, information technology, treasury, accounting, internal auditing, human resources, investor relations, risk management, regulatory, compliance, insurance, finance, regional sales and marketing, customer care, quality, operations, demand and supply planning, procurement, warehousing, distribution, real estate, and EHS functions. Following the Separation and the Distribution, Medtronic will continue to provide some of these functions to us as we complete our transition to an independent, publicly traded company. See “Certain Relationships and Related Person Transactions.” Our historical and pro forma financial results reflect allocations of corporate expenses from Medtronic for such functions, which may be less than the expenses we would have incurred had we operated as a separate, publicly traded company. We will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access once the terms of our arrangements with Medtronic expire. These initiatives to develop our independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure will be costly to implement, and we will incur additive costs in implementing such initiatives currently provided to us by Medtronic. In addition, we may be unable to obtain replacement services on similar terms as those provided by Medtronic. We may not be able to operate our business as efficiently or at comparable costs, and our results of operations may be adversely affected.
•Currently, our business is integrated with the other businesses of Medtronic. Historically, we have been able to utilize Medtronic’s overall size and scope in procuring various goods and services and have shared economies of scope and scale in costs, employees, vendor relationships, and customer relationships. Although we will enter into transition agreements with Medtronic, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with Medtronic. As a separate, independent company, we may be unable to obtain goods and services at the prices and terms that Medtronic obtained prior to the Separation, which could adversely affect our results of operations. After the completion of the Separation, the cost of capital for our business may be higher than Medtronic’s cost of capital prior to the Separation.
•Our historical and pro forma financial results reflect the direct and indirect costs for the services historically provided by Medtronic to us. Following the completion of this offering, Medtronic will continue to provide some of these services to us on a transitional basis pursuant to the Transition Services Agreement, the R&D Services Agreement, and other transitional agreements. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.” Our historical financial information does not reflect our obligations under the various transitional agreements we will enter into with Medtronic in connection with the Separation. At the end of the transitional periods specified in these agreements, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may significantly exceed the comparable expenses we have incurred in the past.

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•Our working capital requirements and capital expenditures have historically been satisfied as part of Medtronic’s corporate-wide cash management and centralized funding programs, and our cost of capital may differ significantly from the historical amounts reflected in our historical financial statements.
•As an independent public company, we will separately become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and will be required to prepare standalone financial statements according to the rules and regulations required by the Securities and Exchange Commission (the “SEC”). See “—Risks Related to the Separation and Distribution—Our accounting, tax and other management systems and resources may not be adequately prepared to meet the independent financial reporting, transparency, and other requirements to which we will be subject as a standalone, publicly traded company following the Separation.”
Other significant changes may occur in our cost structure, management, financing, and business operations as a result of operating as a company separate from Medtronic. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, see “About this Prospectus—Basis of Presentation,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.
Our unaudited pro forma condensed combined financial statements included in this prospectus have been presented for illustrative and informational purposes only. The unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented. In addition, the unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future. The unaudited pro forma condensed combined financial data is based upon available information and assumptions that we believe are reasonable and supportable. Actual results, however, may vary.
Following the Separation and the Distribution, our financial profile will change, and we will be a smaller, less diversified company than Medtronic prior to the Separation.
The Separation will result in each of Medtronic and the Company being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, we may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital, and financing requirements may be subject to increased volatility and, as we will no longer be able to use cash flow from Medtronic to fund our investments and operations, our ability to fund capital expenditures and investments, pay dividends, if any, and service debt may be diminished.
We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations, financial condition, and cash flows.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to provide a number of benefits, including those described elsewhere in this prospectus.
We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:
•the Separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business.
•we may experience employee turnover or attrition in connection with the Separation;

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•following the Separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Medtronic because our business will be less diversified than Medtronic’s business prior to the completion of the Separation;
•after the Separation, as a standalone company, we may be unable to obtain certain goods, services, and technologies, or obtain them at prices or on terms as favorable as those Medtronic obtained prior to completion of the Separation;
•in connection with the Separation and transition to being a standalone public company, we will incur costs that will, in the aggregate, be substantial, and these costs may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to the Company, tax costs, costs to separate information systems and establish an independent manufacturing footprint and distribution network, costs to establish our own real estate footprint, costs of negotiating our own contracts, costs to rebrand and relabel, and costs of developing an independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure;
•to preserve the tax-free treatment for U.S. federal income tax purposes to Medtronic of certain steps of the Separation and the Distribution, if pursued, our ability to pursue certain strategic transactions may be restricted; and
•other actions required to separate the respective businesses could disrupt our operations.
If we fail to achieve some or all of the benefits expected to result from the Separation, if such benefits are delayed, or if the anticipated structure of the Separation were to change, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and cash flows.
Medtronic’s plan to separate the Diabetes Operating Unit into an independent, publicly traded company is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.
Medtronic’s separation of the Diabetes Operating Unit into an independent, publicly traded company is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of Medtronic’s markets, regulatory approvals, or clearances, the uncertainty of the financial markets, and challenges in executing the Separation, could delay or prevent the completion of the proposed Separation, result in changes to the anticipated structure and manner of the Separation, or cause the Separation to occur on terms or conditions that are different or less favorable to us than expected. In addition, under Irish law, the Distribution will need to be funded out of distributable reserves of Medtronic, which may require Medtronic to undertake a share capital reduction to create sufficient distributable reserves. A share capital reduction requires the passing of a special resolution (requiring not less than 75% of the vote cast) by Medtronic’s shareholders and the approval of the Irish High Court. While we have no reason to believe that Medtronic’s shareholders or the Irish High Court would withhold the requisite approvals, there can be no guarantee that Medtronic will secure such approvals. Additionally, the Medtronic board of directors, in its sole and absolute discretion, may decide not to proceed with the Distribution, on the terms and in the manner then disclosed or at all, at any time prior to the date of the Distribution or if no Distribution has occurred, the date that Medtronic ceases to control us (the “Distribution Date”).
The process of completing the Separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the Separation is not completed or is not well executed, or the expected benefits of the Separation are not realized. Executing the Separation will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. Other challenges and potential costs associated with effectively executing the Separation include attracting, retaining, and motivating employees during the pendency of the Separation and following its completion; addressing disruptions to our supply chain, manufacturing, sales and distribution, and other operations resulting from separating

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the Diabetes Operating Unit into an independent, publicly traded company; separating Medtronic’s information systems; and developing an independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure.
We could experience temporary interruptions in business operations and incur substantial additional costs as we build our information technology infrastructure and transition our data to our own systems.
We will engage in the process of either creating our own or engaging third parties to provide information technology infrastructure and systems to support our critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, sales, invoicing, customer service, inventory control, and distribution, in order to replace many of the systems Medtronic currently provides to us. We may incur temporary interruptions in business operations if we cannot transition effectively from Medtronic’s existing transactional and operational systems, data centers, databases, programming languages, and the transition services that support these functions as we replace these systems. We may not be successful in implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems, transition our data and replace Medtronic’s information technology services, or our failure to implement the new systems, transition our data, and replace Medtronic’s services successfully and cost-effectively, could disrupt our business operations or have a material adverse effect on our profitability. If we are unable to replicate or transition certain systems, our ability to comply with regulatory requirements could be impaired. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical combined financial statements.
Our accounting, tax and other management systems and resources may not be adequately prepared to meet the independent financial reporting, transparency, and other requirements to which we will be subject as a standalone, publicly traded company following the Separation.
Our financial results previously were included within the consolidated results of Medtronic, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the Separation, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments beginning with our second annual report on Form 10-K. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. We may not have sufficient time following the Separation to meet these obligations by the applicable deadlines.
Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, to the Company, implement additional financial and management controls, reporting systems, and procedures, and hire additional accounting, legal, tax, and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to implement our financial and management controls, reporting systems, information technology, and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. In the event we are unable to implement a sufficient tax reporting system and related processes, we may be unable to comply with tax law and face penalties associated with our lack of compliance. Any failure to achieve and maintain effective internal controls could result in adverse regulatory consequences and/or loss of investor confidence, which could limit our ability to access the global capital markets and could have a material adverse effect on our business, financial condition, results of operations, cash flows, or the market price of our securities.

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In connection with the Separation of the Diabetes Operating Unit into an independent, publicly traded company, each of Medtronic and the Company will indemnify the other for certain liabilities. If we are required to pay Medtronic under these indemnities, our financial results could be negatively impacted. The Medtronic indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which Medtronic will be allocated responsibility, or Medtronic may not be able to satisfy its indemnification obligations in the future.
Pursuant to the Separation agreement and certain other agreements between us and Medtronic, each party will agree to indemnify the other for certain liabilities, in each case for potentially uncapped amounts, as discussed further in the section entitled “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement” of this prospectus. Indemnities that we may be required to provide Medtronic are not subject to any cap, may be significant, and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Medtronic has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of operating our business. Further, the indemnities from Medtronic for our benefit may not be sufficient to protect us against the full amount of such liabilities, and Medtronic may not be able to fully satisfy its indemnification obligations. In addition, pursuant to the Separation Agreement, Medtronic’s self-funded insurance policies will not be available to us, and Medtronic’s third-party insurance policies may not be available to us, for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Medtronic’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation.
Moreover, even if we ultimately succeed in recovering from Medtronic any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations, financial condition, and cash flows.
Medtronic may fail to perform under various transaction agreements that will be executed as part of the Separation, or we may fail to have necessary infrastructure, systems, and services in place when certain of the transaction agreements expire.
In connection with the Separation, we and Medtronic will enter into the Separation Agreement and will also enter into various other agreements, including the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreement, the Transitional Trademark Cross License Agreement, the Trademark Co-Existence Agreement, the Transition Services Agreement, the Supply Agreement, and the R&D Services Agreement. These agreements, together with the documents and agreements by which the internal reorganization of the Diabetes Operating Unit will be effected by Medtronic, will determine the allocation of assets and liabilities between the companies following the Separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. Certain of these agreements will also provide for the performance of services by each company for the benefit of the other for a period of time after the Separation. We will rely on Medtronic to satisfy its performance and payment obligations under these agreements. If Medtronic is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. These agreements are discussed in greater detail in the section entitled “Certain Relationships and Related Person Transactions.”
If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively, and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Medtronic currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from Medtronic’s systems to ours. These systems and services may also be more expensive or less efficient than the systems and services Medtronic is expected to provide during the transition period.

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We may be held liable to Medtronic if we fail to perform certain services or supply obligations under the Transition Services Agreement, the R&D Services Agreement, and the Supply Agreement, and the performance of such services or supply obligations may negatively impact our business and operations.
In connection with the Separation, we and Medtronic will enter into various agreements, including a Transition Services Agreement, an R&D Services Agreement, and a Supply Agreement, that will provide for the performance of certain services and the supply of certain products by us for the benefit of Medtronic for a period of time after the Separation. If we do not satisfactorily perform our obligations under these agreements, we may be held liable for any resulting losses suffered by Medtronic, subject to certain limits. In addition, during the transition services and transition supply periods, our management and employees may be required to divert their attention away from our business in order to provide services to Medtronic and/or manage aspects of the transition agreements between us and Medtronic, which could adversely affect our business.
The terms we will receive in our transaction agreements with Medtronic could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
The agreements we will enter into with Medtronic in connection with the Separation, including the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreement, the Transitional Trademark Cross License Agreement, the Trademark Co-Existence Agreement, the Transition Services Agreement, the Supply Agreement, and the R&D Services Agreement were prepared in the context of the Separation while our business was still operated by and as part of Medtronic. As a result, while we believe the agreements reflect arm’s length and market terms for transactions of their type, the terms of those agreements may nevertheless not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Medtronic and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms for the unaffiliated third party. See “Certain Relationships and Related Person Transactions.”
Following the Separation and the Distribution, certain of our directors and employees may have actual or potential conflicts of interest because of their positions with or financial interests in Medtronic.
Certain of our expected executive officers and directors will continue to own equity interests in Medtronic following the Separation and the Distribution, whether because of their current or former positions with Medtronic or otherwise. In addition, we currently expect            to serve as            of Medtronic while also serving as            of the Company. These factors could create, or appear to create, potential conflicts of interest to the extent that we and Medtronic face decisions that could have different implications for the two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Medtronic and our company regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies. In addition, given these relationships, PWD or other third parties may confuse our business with that of Medtronic, or there may be a perceived link between our and Medtronic’s products, each of which could affect our business, competitive position, and market perception.
We expect that provisions relating to certain relationships and transactions in our amended and restated certificate of incorporation will address certain actual or potential conflicts of interest between us, on the one hand, and Medtronic and its directors, officers, or employees who are our directors, officers, or employees, on the other hand. By becoming our stockholder, you will be deemed to have notice of, and consented to, these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve certain conflicts of interest between us and Medtronic fairly, we cannot assure you that any conflicts of interest will be so resolved. Any actual or perceived conflicts of interest that may arise could cause reputational or other harm.
The distribution of Medtronic’s remaining equity interest in us may not occur.
Upon completion of this offering, Medtronic will continue to own           % of the voting power of our shares of common stock eligible to vote in the election of our directors (or           % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). While Medtronic has informed us that, following the completion of this offering, it intends to effect the Distribution, Medtronic has no obligation to complete the Distribution. Whether Medtronic proceeds with the Distribution, in whole or in part, and

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the timing thereof, is in Medtronic’s sole discretion and may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and the receipt of the Tax Opinions and Medtronic having sufficient distributable reserves to effect the Distribution. Even if Medtronic elects to pursue the Distribution, Medtronic has the right to abandon or change the structure of the Distribution if Medtronic determines, in its sole discretion, that the Distribution is not in the best interests of Medtronic or its shareholders.
Furthermore, if the Distribution does not occur, and Medtronic does not otherwise dispose of its shares of our common stock, the risks relating to Medtronic’s control of us and the potential business conflicts of interest between Medtronic and us will continue to be relevant to our stockholders. See “—Risks Related to Our Relationship with Medtronic—Following the completion of this offering, Medtronic will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”
If Medtronic completes the Distribution in a transaction that is intended to be tax-free for U.S. federal income tax purposes and there is later a determination that certain steps of the Separation or the Distribution are taxable because the facts, assumptions, representations, or undertakings underlying the Tax Opinions are incorrect or for any other reason, then Medtronic and its shareholders could incur significant U.S. federal, state, and foreign income tax liabilities and we could incur significant liabilities through our indemnification obligations under the Tax Matters Agreement.
If Medtronic completes the Distribution in a transaction that is intended to be tax-free for U.S. federal income tax purposes, Medtronic will have received tax opinions from its U.S. tax advisors (the “Tax Opinions”) substantially to the effect that, among other things, certain steps of the Separation, including certain internal reorganization transactions undertaken in anticipation of the Distribution, together with the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Medtronic does not intend to obtain a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the Separation, including certain internal reorganization transactions undertaken in anticipation of the Distribution, together with the Distribution as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The consummation of the Distribution is conditioned on, among other things, the receipt of the Tax Opinions. The Tax Opinions will rely on certain facts, assumptions, representations, and undertakings from us and Medtronic regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, Medtronic and its shareholders may not be able to rely on the Tax Opinions and could be subject to significant tax liabilities. The legal authorities on which the Tax Opinions will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. Opinions of counsel are not binding on the IRS or the courts, and notwithstanding the Tax Opinions, the IRS could determine on audit that certain steps of the Separation or the Distribution are taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the Tax Opinions, or for other reasons, including as a result of changes in law with retroactive effect or certain significant changes in our stock ownership or the stock ownership of Medtronic following the completion of the Distribution.
If certain steps of the Separation or the Distribution are determined to be taxable for U.S. federal income tax purposes, then Medtronic or its shareholders could incur significant U.S. federal income tax liabilities and we could also incur significant liabilities under the Tax Matters Agreement. Under the Tax Matters Agreement, we will generally be required to indemnify Medtronic against taxes incurred by Medtronic arising from any breach of representations made by us (including those provided in connection with the Tax Opinions) or from certain other acts or omissions, in each case that result in certain steps of the Separation or the Distribution failing to meet the requirements under Sections 355 and 368(a)(1)(D) of the Code. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”

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Although, under the Tax Matters Agreement, Medtronic will generally be responsible for taxes due with respect to consolidated or joint tax returns for all periods prior to the completion of this offering for consolidated groups including Medtronic or its subsidiaries and us and our subsidiaries, we nevertheless will have joint and several liability with Medtronic for certain consolidated U.S. federal income taxes of such groups for taxable periods during which we or our affiliates were members of such groups.
Following the completion of this offering, we do not expect to be included in a U.S. federal consolidated group tax return with affiliates of Medtronic. Moreover, Medtronic will generally be responsible for all U.S. federal income taxes imposed on a Medtronic consolidated tax return group and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the date of the completion of the initial public offering.
Nevertheless, because certain of our subsidiaries were members of a consolidated U.S. federal income tax group that includes certain subsidiaries of Medtronic, such subsidiaries have (and will continue to have following the offering and, if pursued, the Distribution) joint and several liability with such subsidiaries of Medtronic for the consolidated U.S. federal income taxes of such members of the Medtronic group relating to the taxable periods in which such subsidiaries were part of such group. Such liabilities include liabilities in respect of Medtronic’s litigation for fiscal years 2005 and 2006 that relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, one of Medtronic, Inc.’s key manufacturing sites, which could be material to us. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions, for a two-year period following the completion of the Distribution, if pursued, in order to avoid triggering significant tax-related liabilities.
To preserve the tax-free treatment of certain steps of the Separation and the Distribution for U.S. federal income tax purposes, we will be restricted under the Tax Matters Agreement from taking certain actions (including, among others, actions related to the sale and/or discontinuance of certain business activities and/or assets) that would prevent certain steps of the Separation and the Distribution from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following the completion of the Distribution, if pursued, we will be subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale, and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. In addition, under the Tax Matters Agreement, we will generally be required to indemnify Medtronic against certain tax liabilities that may result from the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These restrictions may reduce our strategic and operating flexibility. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
Our rebranding strategy in connection with the Separation will involve substantial costs and may not produce the intended benefits if it is not favorably received by PWD or third-party partners. In addition, our continued use of legacy Medtronic branding, including the “Medtronic” brand, could adversely affect our reputation.
In connection with the Separation, we have incurred, and will continue to incur, substantial costs to rebrand the Company as “MDT Sub Holdings, Inc.” and change the branding for certain of our products around the world. Successful promotion of this rebranding will depend on the effectiveness of our marketing efforts and our ability to continue to provide reliable products to PWD during the course of our transition to becoming a standalone public company. We have invested, and will continue to invest, significant resources to promote our new branding, but we cannot predict with certainty how these marketing efforts will be received, and we cannot assure you that we will be

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able to achieve or maintain brand recognition or status under any new names and marks at a level that is comparable to the recognition and status we historically enjoyed as part of Medtronic. If our rebranding strategy does not produce the intended benefits, our ability to retain existing customers and third-party partners and continue to attract new customers and third-party partners could be impacted, which could adversely affect our business, results of operations, financial condition, or cash flows. See “—Business and Operational Risks—If we fail to expand and maintain an effective sales force, predict and adapt to changes in markets, or successfully develop and maintain our relationships with intermediaries, our business, prospects, and brand may be materially and adversely affected.”
In addition, our continued use of legacy Medtronic branding could adversely affect our reputation. In connection with the Separation, Medtronic will license certain trademarks related to the “Medtronic” brand to us. We expect to continue to use the “Medtronic” brand for an agreed upon period of time following the completion of this offering. The license permits us to make ongoing use of certain variations of the legacy Medtronic branding for a term of one year following the Separation, based on our use of the legacy Medtronic branding prior to the Separation. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Trademark Agreements.”
As a result of this continued use of the legacy Medtronic branding, there is a risk that conduct or events adversely affecting Medtronic’s reputation could also adversely affect our reputation or the reputation of our brands. Moreover, the licenses to the legacy Medtronic branding include quality control provisions obligating us and any sublicensees to remain in compliance with applicable law and quality standards. Failure by us or any sublicensees to comply with these obligations could potentially result in termination of the licenses, which could adversely affect our business, results of operations, financial condition, and cash flows.
The transfer of certain assets and liabilities from Medtronic to us contemplated by the Separation will not be complete prior to the completion of this offering.
We expect that the Separation will be substantially completed prior to the completion of this offering. However, the Separation Agreement will provide that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents, and for other business reasons, we and Medtronic will defer until after the completion of this offering certain transfers of assets and assumptions of liabilities of businesses in certain jurisdictions. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”
The Separation Agreement will provide that we and Medtronic will use our respective reasonable best efforts to effect any transfer that is not completed prior to the completion of this offering as promptly following the completion of this offering as reasonably practicable and that the net profits or losses from the operation of such business will, to the extent reasonably practicable and permitted by applicable law, be provided to us. Nevertheless, these arrangements may introduce additional complexities to our business. We cannot assure you that any transfer that is not completed prior to the completion of this offering will occur promptly following the completion of this offering, or at all, including if we are not able to obtain necessary governmental approvals or other consents, or if there are any unanticipated developments or changes, including changes in laws or regulations, or that Medtronic will operate such businesses as we would have. Further, effecting the transfers could require more resources than expected, including out-of-pocket costs and expenses and internal management and employee time and resources, which could adversely affect our business, results of operations, financial condition, and cash flows. In the event transfers are significantly delayed or do not occur, we may not realize all of the anticipated benefits of the Separation, which could adversely affect our business, results of operations, financial condition, and cash flows.
The transfer to us of certain contracts, permits, and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits, and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
The Separation Agreement will provide that certain contracts, permits and other assets and rights are to be transferred from Medtronic or its subsidiaries to us or our subsidiaries in connection with the Separation. The transfer of certain of these contracts, permits, and other assets and rights may require consents or approvals of third

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parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and Medtronic are joint beneficiaries of contracts, and we and Medtronic may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to us or Medtronic.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of adverse price changes, require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets, and contractual commitments that are intended to be allocated to us as part of our separation from Medtronic, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact our business, financial condition, results of operations, and cash flows.
The assets that we acquire from Medtronic in the Separation may not be sufficient for us to operate as a standalone company, and we may experience difficulty in separating our assets from Medtronic.
Because we have not operated as a standalone company in the past, we may need to acquire assets in addition to those transferred by Medtronic to us in connection with the Separation. We may also face difficulty in separating our assets from Medtronic’s assets and integrating newly acquired assets into our business. The Separation is complex in nature and unanticipated developments or changes, including changes to applicable laws or regulations (or interpretations thereof), required consents or approvals, or other challenges in executing the Separation, could delay or prevent the completion of certain aspects of the Separation, require more resources than expected (including out-of-pocket costs and expenses and internal management and employee time and resources), or cause the Separation to occur on terms or conditions that are different or less favorable to us than expected. Our business, results of operations, financial condition, and cash flows could be adversely affected if we have difficulty operating as a standalone company, fail to acquire assets that prove to be important to our operations, or incur unexpected costs in separating our assets from Medtronic’s assets or integrating newly acquired assets.
Risks Related to Our Relationship with Medtronic
Following the completion of this offering, Medtronic will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.
Upon completion of this offering, Medtronic will continue to own            % of the total voting power of our outstanding shares of common stock (or            % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). Investors in this offering generally will not be able to affect the outcome of any matter submitted to our stockholders for approval as long as Medtronic or its successor-in-interest beneficially owns a majority of the total voting power of our outstanding shares of common stock.
As long as Medtronic or its successor-in-interest beneficially owns a majority of the total voting power of our outstanding shares of common stock, it will generally be able to control, whether directly or indirectly through its ability to remove and elect directors, and subject to applicable law, all matters affecting us without the approval of other stockholders, including:
•determinations with respect to our business direction and policies, including the election and removal of directors and the appointment and removal of officers;
•determinations with respect to corporate transactions, such as mergers, business combinations, or dispositions of assets;
•our financing and dividend policies;

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•our compensation and benefit programs and other human resources policy decisions;
•termination of, changes to, or determinations under our agreements with Medtronic relating to the Separation;
•determinations with respect to tax matters; and
•changes to any other agreements that may adversely affect us.
If Medtronic does not complete the Distribution or otherwise dispose of its remaining equity interest in our Company, or if Medtronic purchases shares of our common stock in the open market following the completion of this offering, it could remain our controlling stockholder for an extended period of time or indefinitely. Even if Medtronic were to beneficially own less than a majority of the total voting power of our outstanding shares of common stock, Medtronic may be able to influence the outcome of corporate actions requiring stockholder approval for as long as it owns a significant portion of our common stock.
Medtronic’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Actions that Medtronic takes with respect to us, as a controlling or significant stockholder, may not be favorable to us or our other stockholders.
Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of            and, as a result, will qualify for exemptions from certain corporate governance requirements of           .
Upon completion of this offering, Medtronic will continue to own            % of the voting power of our shares of common stock eligible to vote in the election of our directors (or            % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of            and, therefore, will qualify for exemptions from certain corporate governance requirements of           , including:
•the requirement that the Board be composed of a majority of independent directors;
•the requirement that the Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or, if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate;
•the requirement that the Compensation and Talent Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement for an annual performance evaluation of the Nominating and Corporate Governance Committee and the Compensation and Talent Committee.
We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of           . Accordingly, we will not be required to have a majority of “independent directors” on the Board as defined under the rules of           . As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of           .
If Medtronic sells a sufficiently large equity interest in us to a third party in a private transaction, such transaction could result in a change of control of us, and you may not realize any change-of-control premium on your shares of our common stock.
Upon completion of this offering, Medtronic will continue to own            % of the total voting power of our outstanding shares of common stock (or            % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). Medtronic will have the ability, should it

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choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us.
The ability of Medtronic to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded following the completion of this offering, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Medtronic on its private sale of shares of our common stock. In the event of a change-of-control, our future indebtedness may be subject to acceleration, and our other commercial agreements and relationships, including any remaining agreements with Medtronic, could be impacted. The occurrence of any of these events could have a material adverse affect on our business, results of operations, financial condition, and cash flows.
Risks Related to This Offering and Ownership of Our Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.
Prior to the completion of this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for shares of our common stock will develop or be sustained following the completion of this offering. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price or at all. An inactive trading market could also impair our ability to raise capital by selling shares of our common stock, our ability to attract and motivate our employees through equity incentive awards, and our ability to acquire businesses, brands, assets, or technologies by using shares of our common stock as consideration. Furthermore, the liquidity of the market for shares of our common stock may be constrained for as long as Medtronic continues to own a significant portion of our common stock.
The stock price of our common stock may fluctuate significantly.
We cannot predict the prices at which shares of our common stock may trade after this offering. The price for shares of our common stock in this offering was determined by negotiations among us, Medtronic, and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price at the time that you would like to sell.
The market price of shares of our common stock may be highly volatile and fluctuate significantly due to a number of factors, some of which may be beyond our control, including:
•our quarterly or annual earnings or those of our competitors;
•variations in our quarterly dividends, if any, to stockholders;
•actual or anticipated fluctuations in our operating results or those of our competitors;
•publication of research reports about us, our competitors, or our industry, changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage;
•additions or departures of key management personnel;
•strategic actions or announcements by us or our competitors;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•changes to the regulatory and legal environment in which we operate;
•litigation or governmental investigations initiated against us;

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•reputational issues, including reputational issues involving our competitors and their products, Medtronic, and our third-party partners;
•actions by institutional stockholders;
•any ineffectiveness of our internal controls;
•whether, when, and in what manner Medtronic completes the Distribution, and other announcements made or actions taken by Medtronic, whether in respect of the Distribution or otherwise;
•overall market fluctuations and domestic and worldwide economic and political conditions; and
•other factors described in this “Risk Factors” section and elsewhere in this prospectus.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. If any of the forgoing events occur, it could cause our stock price to fall and may expose us to lawsuits, including securities class action litigation, that, even if unsuccessful, could result in substantial costs and divert our management’s attention and resources. You should consider an investment in shares of our common stock to be risky, and you should invest in shares of our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment.
The Distribution, if pursued, or future sales by Medtronic or other holders of shares of our common stock, or the perception that the Distribution or such sales may occur, including following the expiration of the lock-up period, could cause the price of our common stock to decline.
Upon completion of this offering, Medtronic will continue to own            % of our outstanding shares of common stock (or            % if the underwriters exercise in full their option to purchase additional shares of our common stock from us). These shares will be “restricted securities” as that term is defined in Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”). Subject to contractual restrictions, including the lock-up agreements described in the paragraph below, Medtronic will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. We are unable to predict with certainty whether or when Medtronic will complete the Distribution or otherwise sell a substantial number of shares of our common stock. The distribution or sale by Medtronic of a substantial number of shares of our common stock following the completion of this offering, or a perception that such a distribution or sale could occur, could significantly reduce the prevailing market price of shares of our common stock. Upon completion of this offering, except as otherwise described in this prospectus, all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, assuming they are not held by our affiliates.
In connection with this offering, we, our executive officers, our directors, and Medtronic have agreed with the underwriters that, except with the prior written consent of                     , we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is            days after the date of this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, and may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. When the lock-up period expires, we and our stockholders subject to lock-up agreements will be able to sell shares of our common stock in the public market. Sales of a substantial number of shares of our common stock upon expiration of the lock-up agreements, the perception that these sales may occur, or early release of these lock-up agreements could cause the market price of shares of our common stock to decline or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

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If we are unable to implement and maintain effective internal control over financial reporting in the future, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected.
As a standalone public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in our internal control. In addition, beginning with our second annual report on Form 10-K, we expect that we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.
The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is complex, time-consuming, and costly. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected. We could also become subject to investigations by the SEC,           , or other regulatory authorities, which could require additional financial and management resources.
The obligations associated with being a standalone public company will require significant resources and management attention.
Following the effectiveness of the registration statement of which this prospectus forms a part, we will be directly subject to reporting and other obligations under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the rules and regulations of the SEC and           . As a standalone public company, we will be required to:
•prepare and distribute periodic reports, proxy statements, and other stockholder communications in compliance with the federal securities laws and rules;
•have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;
•maintain an internal audit function;
•institute our own financial reporting and disclosure compliance functions;
•establish an investor relations function; and
•establish internal policies, including those relating to trading in our securities and disclosure controls and procedures.
These reporting and other obligations will place significant demands on our management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that we did not incur prior to the Separation, which could adversely affect our business, results of operations, financial condition, and cash flows.
You will experience immediate and substantial dilution following the completion of this offering, and your percentage ownership in us may be further diluted in the future.
The initial public offering price per share of our common stock will be substantially higher than our pro forma net tangible book value (deficit) per share of our common stock upon completion of this offering. As a result, you will pay a price per share of our common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. Assuming an initial public offering price of $           per share of our common

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stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, you will incur immediate and substantial dilution in pro forma net tangible book value (deficit) in an amount of $           per share of our common stock.
In the future, your percentage ownership in us may be further diluted if we issue additional shares of our common stock or convertible debt securities in connection with acquisitions, capital market transactions, or other corporate purposes, including equity awards that we may grant to our directors, officers, and employees. In connection with this offering, we intend to file a registration statement on Form S-8 to register the shares of our common stock that we expect to reserve for issuance under our proposed Equity Incentive Plan (as defined below). It is anticipated that the Compensation and Talent Committee will grant additional equity awards to our employees and directors following the completion of this offering, from time to time, under our proposed Equity Incentive Plan. We cannot predict with certainty the size of future issuances of shares of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of shares of our common stock. Any such issuance could result in substantial dilution to our existing stockholders.
In addition, following the completion of the Distribution, if pursued, our employees will have rights to purchase or receive shares of our common stock as a result of the conversion of their Medtronic equity awards for our equity awards. The conversion of these Medtronic awards into our awards is described in further detail in the section of this prospectus entitled “Executive and Director Compensation—Compensation Discussion and Analysis.” As of the date of this prospectus, the exact number of shares of our common stock that will be subject to the converted equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could be diluted as a result of the conversion.
The Board will be authorized, without further vote or action by our stockholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of our preferred stock rights to elect directors in all events or on the occurrence of specified events or the right to veto specified transactions. In addition, the repurchase or redemption rights or liquidation preferences that we could assign to holders of our preferred stock could affect the residual value of our common stock. See “Description of Capital Stock—Preferred Stock.”
We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.
We are a holding company with limited direct business operations, including conducting certain operational activities in anticipation of the planned separation of our business from Medtronic. Our subsidiaries own substantially all of our assets and conduct substantially all of our operations. Dividends from our subsidiaries and permitted payments to us under arrangements with our subsidiaries are our principal sources of cash to meet our obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. Our subsidiaries, including certain subsidiaries organized outside the United States, may not be able to, or may not be permitted to, pay dividends or make distributions to enable us to meet our obligations. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax, and contractual restrictions may limit our ability to obtain cash from our subsidiaries. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of our obligations, or if a subsidiary is unable to pay future dividends or distributions to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets, or the issuance of equity. Our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay future dividends and distributions to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance

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our indebtedness on commercially reasonable terms or at all, could adversely affect our business, results of operations, financial condition, and cash flows and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.
We do not expect to pay dividends on our common stock for the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.
We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of the Board and will depend upon many factors, including our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements, and other factors that the Board may deem relevant. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. See “Dividend Policy.”
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could be adversely affected, resulting in a decrease in the market price of shares of our common stock.
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our combined financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net sales, and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations could be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of shares of our common stock.
Certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions will include (1) the ability of our directors, and not stockholders, to fill vacancies on the Board (including those resulting from an enlargement of the Board), (2) restrictions on the ability of our stockholders to call a special meeting, (3) restrictions on the ability of our stockholders to act by written consent, (4) rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings, and (5) authority of the Board to issue preferred stock without stockholder vote or action.
In addition because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 of the DGCL generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, subject to certain exceptions. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and our Amended and Restated Bylaws—Delaware Anti-Takeover Statute.”
So long as Medtronic beneficially owns a majority of the total voting power of our outstanding capital stock, and therefore has the ability to direct the election of all the members of the Board, directors designated by Medtronic to serve on the Board would have the ability to authorize a party, including a potential transferee of Medtronic’s shares of our common stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such party.

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We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some of our stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Our amended and restated certificate of incorporation will provide that certain courts within the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for the resolution of certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware, and (5) any action asserting a claim governed by the internal affairs doctrine.
These exclusive forum provisions will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees, or stockholders, which in each case may discourage such lawsuits with respect to such claims. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could divert our management’s attention and otherwise adversely affect our business, results of operations, financial condition, and cash flows.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect management’s assumptions, views, plans, objectives, and projections about the future. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, objectives of management for future operations and current expectations, or forecasts of future results, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Our forward-looking statements may include statements related to our growth and growth strategies, developments in the markets for our products, therapies, and services, financial results, product development launches and effectiveness, research and development strategy, regulatory approvals, competitive strengths, the potential or anticipated direct or indirect impact of public health crises, severe weather events or climate change, and geopolitical conflicts on our business, results of operations, and/or financial condition, restructuring and cost-saving initiatives, intellectual property rights, litigation and tax matters, governmental proceedings and investigations, mergers and acquisitions, divestitures, market acceptance of our products, therapies and services, accounting estimates, financing activities, ongoing contractual obligations, working capital adequacy, value of our investments, our effective tax rate, our expected returns to stockholders, and sales efforts. In some cases, such statements may be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “will,” and similar words or expressions. Forward-looking statements in this prospectus include, but are not limited to, statements regarding: our ability to drive long-term stockholder value; development and future launches of products and continued or future acceptance of products, therapies, and services in our segments; expected timing for completion of research studies relating to our products; integration of new technologies, including AI and data analytics, into our products, therapies, and services; market positioning and performance of our products, including stabilization of certain product markets; divestitures and the potential benefits thereof; the costs and benefits of integrating previous acquisitions; anticipated timing for the U.S. FDA and non-U.S. regulatory approval of new products; increased presence in new markets, including markets outside the United States; changes in the market and our market share; our ability to meet growing demand for our existing products; acquisitions and investment initiatives, including the timing of regulatory approvals as well as integration of acquired companies into our operations; the resolution of tax matters; our approach towards cost containment; our expectations regarding healthcare costs, including potential changes to reimbursement policies and pricing pressures; our expectations regarding changes to patient standards of care; our ability to identify and maintain successful business partnerships; the elimination of certain positions or costs related to restructuring initiatives; outcomes in our litigation matters and governmental proceedings and investigations; general economic conditions; the adequacy of available working capital and our working capital needs; our payment of dividends and redemption of shares; the continued strength of our balance sheet and liquidity; our accounts receivable exposure; our human capital management with respect to our global workforce; the management of EHS and sustainability matters; and the potential impact of our compliance with governmental laws and regulations and accounting guidance.
We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations, financial condition, and/or cash flows. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. One must carefully consider forward-looking statements and understand that such forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the sections entitled “Business—Government Regulation and Product Approval Process” and “Risk Factors” in this prospectus, as well as those related to:
•competition in the diabetes market;
•technological developments and breakthroughs related to diabetes;

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•pricing pressure for our products;
•potential challenges or delays in the development or manufacturing of new products;
•potential reduction or interruption in our supply, including partial or complete loss of one or more of our sole suppliers;
•market acceptance of our products;
•our research and development efforts;
•our marketing efforts and sales force;
•our relationships with HCPs and intermediaries;
•development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, and/or partnerships with third parties;
•forecasting market demand;
•clinical and pre-clinical trials and market studies;
•clinical data and interim, preliminary, or “top-line” data from clinical trials;
•coverage and reimbursement for our products;
•failure to complete or achieve the intended benefits of acquisitions or divestitures;
•government regulations and adverse regulatory action;
•litigation results;
•quality problems;
•protection of our patent and other proprietary rights;
•healthcare policy changes;
•our information technology infrastructure and cybersecurity and privacy incidents;
•privacy laws and regulations;
•anti-corruption laws;
•climate change and legal, regulatory, and/or market measures related to climate change;
•EHS laws, regulations, and liabilities;
•sustainability practices and initiatives;
•tax laws and tax liabilities;
•our ability to achieve the expected benefits of and successfully execute the Separation, the Distribution, and related transactions;
•our status as a controlled company, and the possibility that Medtronic’s interests or those of certain of our executive officers and directors may conflict with our interests and the interests of our other stockholders;
•restrictions on our business, potential tax and indemnification liabilities, and substantial charges in connection with the Separation, the Distribution, and related transactions; and

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•failure of our rebranding efforts in connection with the Separation to achieve market acceptance.
You should also carefully read the risk factors described in the section of this prospectus entitled “Risk Factors” for a description of the material risks that could, among other things, cause our actual results to differ materially from those expressed or implied in our forward-looking statements. You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. We do not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

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USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $           based on an assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimate public offering price set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
As part of the Separation, we intend to use part of the net proceeds from this offering to repay (or cause one or more of our subsidiaries) to repay $ in principal amount of intercompany debt owed to Medtronic under one or more notes. We intend to use the remaining net proceeds from this offering for general corporate purposes.
Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, each $1.00 increase (decrease) in the assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $           , assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by approximately $           , assuming the initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.

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DIVIDEND POLICY
We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of the Board and will depend upon many factors, including our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements, and other factors that the Board may deem relevant. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not expect to pay dividends on our common stock for the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock” and “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.”

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CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of April 26, 2024:
•on an actual basis as derived from our historical audited combined financial statements included elsewhere in this prospectus; and
•on an unaudited pro forma basis to give effect to (1) the Separation and related transactions as described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation” and (2) the sale by us of            shares of our common stock in this offering based on an assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimate public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expense payable by us.
The cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization would have been had we been operating as a standalone company as of April 26, 2024. In addition, the cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization may be in the future.
The pro forma information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering. The following table should be read in conjunction with the sections of this prospectus entitled “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our historical audited combined financial statements included elsewhere in this prospectus.

	As of April 26, 2024
(Dollars in Millions)	Actual	Pro Forma (1)
Cash and cash equivalents	$54	$
Debt:
Total debt	$—	$
Stockholders’ Equity:
Common stock – par value $0.01 per share ( authorized shares; issued shares, pro forma)	$—
Net investment from Parent	3,464
Additional paid-in capital	$—
Accumulated other comprehensive loss	(16)
Total equity	3,448	$
Total capitalization	$3,448	$
______________________
(1)Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, each $1.00 increase (decrease) in the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $ , assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by approximately $ , assuming the initial public offering price of $ per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

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DILUTION
Our historical net tangible book value as of            was approximately $          . We do not present historical net tangible book value per share because it is not meaningful.
If you invest in shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock after giving effect to the Separation and this offering. Pro forma net tangible book value (deficit) per share of our common stock represents:
•pro forma total assets less goodwill and other intangible assets after giving effect to the Separation;
•reduced by our pro forma total liabilities; and
•divided by the number of shares of our common stock outstanding after giving effect to the Separation.
As of            , after giving effect to the Separation, our pro forma net tangible book deficit was approximately $           , or $           per share of our common stock based on            shares of our common stock outstanding immediately prior to the completion of this offering. This represents an immediate dilution of $           per share of our common stock to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share of our common stock, assuming an initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

Assumed initial public offering price per share of our common stock	$
Pro forma net tangible book deficit per share of our common stock after giving effect to the Separation
Increase in pro forma net tangible book deficit per share of our common stock attributable to new investors purchasing shares of our common stock in this offering
Pro forma net tangible book deficit per share of our common stock after giving effect to the Separation and this offering
Dilution in pro forma net tangible book deficit per share of our common stock to new investors purchasing shares of our common stock in this offering	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would not impact the pro forma net tangible book deficit or the pro forma net tangible book deficit per share of our common stock, but it would increase (decrease) dilution in pro forma net tangible book deficit per share of our common stock to new investors purchasing shares of our common stock in this offering by $1.00. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
If the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments, the pro forma net tangible book deficit per share of our common stock would be $           , and the dilution in pro forma net tangible book deficit per share of our common stock to new investors purchasing shares of our common stock in this offering would be $          .
The following table summarizes, on a pro forma as-adjusted basis as of            , after giving effect to this offering, the difference between our existing stockholder and new investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased, the total consideration paid for these shares or to be paid for these shares, and the average price per share of our common stock paid by our existing stockholder or to be paid by new investors purchasing shares of our common stock in this offering, at the assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public

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offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Dollars (in Millions)	Percent
Existing stockholder(1)		%	$	%	$
New investors
Total		100.0%	$	100.0%	$
_________________
(1)Total consideration represents the pro forma book value of the net assets being transferred to us by Medtronic in connection with the Separation.
Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors purchasing shares of our common stock in this offering by approximately $          , or the percent of total consideration paid by new investors purchasing shares of our common stock in this offering by approximately           %, assuming the number of shares of our common stock offered in this offering as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares of our common stock sold in this offering would increase (decrease) the total consideration paid by new investors purchasing shares of our common stock in this offering by approximately $           , or the percent of total consideration paid by new investors purchasing shares of our common stock in this offering by approximately           %, assuming the initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
The above discussion and tables are based on an assumed number of shares of our common stock outstanding upon completion of this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

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THE SEPARATION AND DISTRIBUTION TRANSACTIONS
The Separation
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit. In connection with the Separation and prior to the completion of this offering, we will enter into the Separation Agreement and various other agreements with Medtronic, which, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to us and will result in the separation of our business from Medtronic. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. We refer to these transactions collectively as the “Separation.”
We expect the following to occur in connection with the Separation:
•Separation Agreement – We and Medtronic will enter into the Separation Agreement, which will set forth our agreements with Medtronic regarding the principal actions to be taken in connection with the Separation and govern, among other matters, (1) the allocation of assets and liabilities to us and Medtronic (including our indemnification obligations, for potentially uncapped amounts, for certain liabilities relating to our business activities, whether incurred prior to or following the completion of this offering) and (2) certain matters with respect to this offering and the Distribution.
◦Transfer of Assets and Liabilities – Pursuant to the Separation Agreement, Medtronic will transfer the assets and liabilities comprising the Diabetes Operating Unit to us. Such transfer will occur pursuant to an internal reorganization that may take the form of asset transfers, demergers, share transfers, distributions, contributions, and similar transactions, and will involve the formation of new subsidiaries in numerous jurisdictions around the world to own and operate our business in such jurisdictions. In exchange for the transfer of assets by Medtronic to us, we will, as consideration, assume the liabilities associated with the Diabetes Operating Unit and issue to Medtronic shares of our common stock.
•Tax Matters Agreement – We and Medtronic will enter into a tax matters agreement that will govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and the Distribution, if pursued), tax attributes, tax contests, and tax returns. In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) intended to preserve the tax-free status of various transactions related to the Separation and the Distribution.
•Employee Matters Agreement – We and Medtronic will enter into an employee matters agreement that will address certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees, the treatment of outstanding Medtronic equity awards held by our employees, and compensation and benefit plans and programs in which our employees participate.
•Intellectual Property Cross-License Agreement – We and Medtronic will enter into an intellectual property cross-license agreement intended to provide the parties freedom to operate in their respective businesses.
•Trademark Agreements – We and Medtronic will enter into various trademark agreements that collectively govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to trademarks.
•Transition Services Agreement – We and Medtronic will enter into a transition services agreement, pursuant to which Medtronic will provide to us and we will provide to Medtronic certain services for a limited period of time following the completion of this offering.

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•Supply Agreement – We and Medtronic will enter into a supply agreement in connection with the Separation pursuant to which Medtronic and its affiliates will provide us, on a transitional basis, with certain manufacturing and assembly services with respect to certain products.
•R&D Services Agreement – We and Medtronic will enter into a research and development services agreement in connection with the Separation pursuant to which Medtronic and its affiliates will provide us, on a transitional basis, with certain research and development services at certain research and development centers.
See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of the agreements described above. These agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Medtronic. The terms of these agreements, including the costs of any services provided, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to the Separation and the Distribution—The terms we will receive in our transaction agreements with Medtronic could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.”
The Distribution
Upon completion of this offering, Medtronic will continue to own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. Medtronic has informed us that, following the completion of this offering, it intends to make a tax-free distribution to its shareholders of all or a portion of its remaining equity interest in us, which may be structured as a spin-off in which Medtronic would make a pro rata distribution of our common stock to all Medtronic shareholders, or a split-off, in which Medtronic would effect an exchange of Medtronic shares for shares of our common stock, or any combination thereof. We refer to these options collectively as the “Distribution.”
Medtronic has agreed not to effect the Distribution for a period of            days after the date of this prospectus without the prior written consent of each of                     . See “Underwriting.” While, as of the date of this prospectus, Medtronic intends to effect the Distribution, Medtronic has no obligation to pursue or consummate any further dispositions of its equity interest in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and the Tax Opinions. The conditions to the Distribution may not be satisfied, Medtronic may decide not to consummate the Distribution even if the conditions are satisfied, or Medtronic may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied.
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of           , and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of            within the transition periods specified in the rules of           . See “Management—Controlled Company Exemption.”

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial statements give effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X, as amended. The Separation and related transactions are described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation.”
The unaudited pro forma condensed combined financial statements have been derived from our historical audited combined statement of operations for the fiscal year ended April 26, 2024 and our historical audited combined balance sheet at April 26, 2024. The pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the fiscal year ended April 26, 2024 assume that the Separation and related transactions occurred as of April 29, 2023, which was the first day of the 2024 fiscal year. The unaudited pro forma condensed combined balance sheet gives effect to the Separation and related transactions as if they had occurred on April 26, 2024, our latest balance sheet date.
The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations as if we were a separate standalone entity. In addition, management’s adjustments, presented in the accompanying notes to the unaudited pro forma condensed combined financial statements, provide supplemental information to understand the synergies and dis-synergies that are expected to result from the Separation, primarily comprising incremental costs that we expect to incur as a standalone company.
“Transaction Adjustments” will be comprised of the “Capitalization Adjustments” and “Separation Adjustments” described below.
Capitalization Adjustments include the following:
•the effect of our anticipated post-Separation capital structure, consisting of the sale of            shares of our common stock in this offering and the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds,” based on an assumed initial public offering price of $           per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
Separation Adjustments include the following:
•differences between our historical combined balance sheet prepared on a carve-out basis and assets and liabilities expected to be retained by Medtronic or contributed to us in connection with the Separation Agreement;
•the impact of the Tax Matters Agreement to be entered into with Medtronic in connection with the Separation;
•non-recurring expenses associated with the Separation and related transactions; and
•other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
“Autonomous Entity Adjustments” include the following:
•the impact of the Transition Services Agreement and other transition and commercial agreements to be entered into with Medtronic which are described under “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation”
•incremental expenses expected to be incurred as an autonomous entity and specifically related to the Separation; and

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•other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
A final determination regarding our capital structure has not yet been made, and the Separation Agreement, Tax Matters Agreement, Employee Matters Agreement, and certain other transaction agreements have not been finalized. As such, the pro forma statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and do not purport to represent what our financial position and results of operations actually would have been had the Separation occurred on the dates indicated, or to project our financial performance for any future period. The unaudited pro forma condensed combined financial statements are based on information and assumptions, which are described in the accompanying notes.
Our historical combined financial statements, which were the basis for the unaudited pro forma condensed combined financial statements, were prepared on a carve-out basis as we did not operate as a stand-alone entity for the periods presented. Accordingly, such financial information reflects an allocation of certain corporate costs, such as finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Diabetes Operating Unit. The historical combined financial statements may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented, or what our financial condition, results of operations and cash flows may be in the future.
The unaudited pro forma condensed combined financial information reported below should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements included elsewhere in this prospectus.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of April 26, 2024
(Dollars in millions)

	Historical	Capitalization Adjustments	Separation Adjustments	Autonomous Entity Adjustments	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$—	$—	$—	$—	$—
Accounts receivable, less allowances and credit losses	—				—
Inventories	—				—
Other current assets	—				—
Total current assets	—	—	—	—	—
Property, plant and equipment, net	—				—
Goodwill	—				—
Other intangible assets, net	—				—
Tax assets	—				—
Other assets	—				—
Total assets	$—	$—	$—	$—	$—
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$—	$—	$—	$—	$—
Accrued compensation	—				—
Accrued rebates	—				—
Other accrued expenses	—				—
Total current liabilities	—	—	—	—	—
Other liabilities	—				—
Total liabilities	—	—	—	—	—
Commitments and contingencies
Equity
Common stock - par value $0.01 per share ( authorized shares; issued shares)
Net investment from Parent	—				—
Additional paid-in capital
Accumulated other comprehensive loss	—				—
Total equity	—		—	—	—
Total liabilities and equity	$—	$—	$—	$—	$—
See accompanying notes to unaudited pro forma condensed combined financial information

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UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the fiscal year ended April 26, 2024
(Dollars in Millions, except per share amounts)

	Historical	Capitalization Adjustments	Separation Adjustments	Autonomous Entity Adjustments	Pro Forma
Net sales	$—	$—	$—	$—	$—
Cost of products sold
Gross profit
Operating Expenses:
Research and development expense
Selling, general, and administrative expenses
Other operating expense (income), net
Operating loss	—	—	—	—	—
Other non-operating expense, net	—				—
Loss before income taxes	—	—	—	—	—
Income tax provision	—				—
Net loss	$—	$—	$—	$—	$—
Net loss attributable to noncontrolling interests
Net loss attributable to Diabetes Business	$—	$—	$—	$—	$—
Earnings (loss) per share attributable to common shareholders — basic and diluted
Weighted average common shares outstanding — basic and diluted
See accompanying notes to unaudited pro forma condensed combined financial information.

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Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Capitalization Adjustments
(a)Reflects the receipt of approximately $           of net proceeds associated with the sale of shares of common stock in this offering at the assumed initial public offering price of $           per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
Separation Adjustments
(b)These pro forma adjustments include estimates for charges not reflected in the historical combined financial statements which we expect to incur in conjunction with this offering. These charges primarily relate to legal, audit, and advisory fees, system implementation costs, business separation costs, and other costs. These adjustments include estimated non-recurring expenses of $          . Actual charges that will be incurred could be different from these estimates and would depend on several factors, including the economic environment and strategic decisions made in areas following the Separation.
(c)Reflects certain assets and liabilities that will be retained by Medtronic or transferred to us in connection with the Separation.
(d)Reflects the reclassification of Medtronic’s net investment in us to common stock and additional paid-in capital.
(e)Reflects the issuance and repayment of intercompany debt owed to Medtronic under one or more notes.
(f)Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates.
(g)Reflects the addition of deferred tax assets and liabilities related to temporary differences between the financial reporting and tax basis in certain of our assets and liabilities resulting from legal entity reorganization transactions anticipated in preparation for the Separation. The tax basis step ups are primarily based on our latest estimation of related assets and liabilities, which have not yet been completed. We expect to finalize such valuations after the completion of the Separation.
(h)Reflects the elimination of income tax balances that will be retained by Medtronic in connection with the Separation, including $           of deferred tax liabilities associated with unremitted earnings of subsidiaries organized outside the United States, $           of deferred tax assets related to net operating losses and tax credit carry forwards, and unrecognized tax benefits, net of indirect deferred tax benefits, which were recorded in our historical combined balance sheets in Prepaid expenses and other receivables in the amount of $          , Other assets in the amount of $          , Accrued taxes on income in the amount of $          , Deferred taxes on income in the amount of $          , and Other liabilities in the amount of $          .
Autonomous Entity Adjustments
(i)Reflects the effects of agreements we and Medtronic will enter into in connection with the Separation. Included in the pro forma condensed combined statement of operations for the year ended April 26, 2024 are adjustments to selling, general, and administrative expenses of $           reflecting:
•$           for the year ended April 26, 2024, of incremental costs we intend to incur for services to be provided between Medtronic and us pursuant to the Transition Services Agreement, the R&D Services Agreement, and other transitional agreements; and
•$           of incremental compensation expense in accordance with the Employee Matters Agreement.
(j)Reflects the tax effects of the autonomous entity adjustments at the applicable statutory income tax rates.

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(k)Reflects the net impact of lease arrangements with third parties and sublease arrangements with Medtronic for facilities that have been entered into or will be entered into prior to the Separation. These adjustments record the operating right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term.
Pro Forma Earnings Per Share
(l)Pro forma basic earnings per share and pro forma basic common shares outstanding is based on the number of shares of our common stock expected to be outstanding upon the completion of this offering. The number of shares used to compute Pro forma diluted earnings per share is based on the number of shares of our common stock, plus incremental shares assuming exercise of dilutive outstanding options and vesting of other outstanding stock awards expected to be issued by us as replacement awards to Medtronic employees transferring to our company or otherwise as contemplated in connection with the Separation.
Management Adjustments
We have elected to present management adjustments to the pro forma financial information and included all adjustments necessary for a fair statement of such information. We expect to incur incremental costs as a standalone public company related to certain expenses previously allocated from Medtronic. Our historical combined financial statements include allocations for certain costs of support functions that are provided on a centralized or geographic basis by Medtronic and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, and other professional services and general commercial support functions. We will also incur new costs relating to our public reporting and compliance obligations as a standalone public company.
These incremental costs are based on our expected organization chart and expected cost structure as a standalone company, adjusted for the allocated costs recorded within our historical combined financial statements, which vary by year. In order to determine synergies and dis-synergies, we prepared a detailed assessment of the resources and associated costs required as a baseline to stand up the Company as a standalone company. With respect to expected headcount increases, internal resources were matched to job roles to meet the required baseline. In addition to internal resources, third-party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Medtronic. This process was used by all functions resulting in incremental costs when compared to the cost allocations from Medtronic included in our historical combined financial statements.
Any shortfall of required resource needs will be filled through external hiring or will be supported by Medtronic through a new transition services agreement. From a timeframe standpoint, these incremental costs will begin to materialize on the date of this prospectus. Management believes the resource transfers and costs which were used as the basis for the management adjustments below are reasonable and representative of the baseline to stand up the Company as a standalone company. Both the resource and vendor cost baseline would be impacted by additional costs and investments that we may incur as we pursue our growth strategies. In addition, other adverse effects and limitations, including those discussed in the section of this prospectus entitled “Risk Factors,” may impact actual costs incurred.
Primarily as a result of the above items, the management adjustments presented below, which are incremental to the autonomous entity pro forma adjustments, show additional incremental expenses compared to the allocated expenses from Medtronic included in our historical combined statements of operations, related to dis-synergies resulting from the contemplated organizational structure. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If we decide to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of our future decisions and has not been included in the management adjustments below. The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the periods presented. These

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management adjustments include forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

(Dollars in Millions, except per share amounts)	Fiscal year ended April 26, 2024
Unaudited pro forma condensed combined net income	$
Management adjustments
Provision for income taxes
Pro forma net income (loss) after Management adjustments	$

Weighted average common shares outstanding – basic
Earnings per share attributable to common shareholders – basic

Weighted average common shares outstanding – diluted
Earnings per share attributable to common shareholders – diluted

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our audited combined financial statements as of and for the years ended April 26, 2024 and April 28, 2023, in each case together with related notes thereto, included elsewhere in this prospectus. The discussion and analysis should also be read together with the section(s) entitled “Business,” “Risk Factors,” and “Unaudited Pro Forma Condensed Combined Financial Information.” The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks, and uncertainties that may be outside of the Company’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Overview
We are a leading global, commercial stage medical technology company focused on the development, manufacture, and commercialization of a comprehensive suite of solutions that deliver a better quality of life for people with Type 1 diabetes (T1D) and Type 2 diabetes (T2D) by addressing two key pain points for people with diabetes (PWD): complexity of care and health outcomes. We address complexity by offering a simple solution and customer experience that removes some of the constant administrative, physical, mental, and emotional burdens associated with managing diabetes, and our systems consistently deliver superior clinical outcomes across diabetes populations, with a robust body of clinical and real-world evidence supporting our ability to improve glycemic control when compared to competing Smart Dosing systems as well as traditional therapy treatment options. Delivering a better quality of life for PWD has been our focus since our founding, from our creation of the first continuous glucose monitoring (CGM) system in 1999, to the launch of the world’s first hybrid closed-loop system in 2016, and continues today as we develop our next-generation automated insulin delivery (AID) solutions.
Historically, we have derived our revenues from the sale of AID systems and smart multiple daily injection (MDI) systems. During fiscal year 2024, approximately 70% of our business in the United States shipped directly to patients, versus 30% indirect with distributor partners. Outside of the United States, the diabetes market is highly varied, with nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement.
We offer a fully integrated Smart Dosing system—a robust and reliable system that is easy to use and adapts to a variety of lifestyles and preferences, employs closed-loop autonomous dosing capabilities, and delivers superior health outcomes for a wide diversity of patient types. The MiniMed 780G is our flagship AID system, which includes: the MiniMed 780G insulin pump, our second-generation insulin pump that offers enhanced functionality and technological integration with other components of our 780G system; the MiniMed Simplera Sync CGM sensor, an easy-to-use, fully disposable 2-step insertion sensor; and our SmartGuard dosing algorithm technology, which delivers basal insulin and auto-corrects doses every five minutes based on sensor glucose readings and adapts to users’ changing behavior patterns on a daily basis. For PWD that choose to manage their diabetes with multiple daily injections instead of an insulin pump, we offer our Smart MDI system, to help PWD eliminate some of the guesswork typically involved with manual insulin injections to deliver the appropriate insulin dose at the appropriate time and improve health outcomes relative to PWD who use a CGM sensor alone.
As a global medical technology leader, we leverage the largest global footprint in the industry, with commercial operations in more than 100 countries, an experienced global workforce of over            full-time employees, and two world-class manufacturing facilities. We expect our scaled global infrastructure will play an important part in our financial profile, and we expect it to provide substantial operating leverage as we grow. Over the years we have operated outside the United States, we have developed a deep understanding of our markets’ unique local dynamics to optimize our commercial approach, adapting our selling motion to a variety of payment schemes, varying constraints on our marketing activity, and differing levels of government and private payor involvement country-to-

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country. Our experience navigating regulatory and reimbursement in multiple international jurisdictions spans decades, giving us a deep understanding of approval and reimbursement protocols.
For more than 40 years, we have demonstrated excellence in innovation and our commitment to improving the lives of PWD through industry-defining inventions, including the first lightweight insulin pump, first physician-use CGM system, and the first hybrid closed-loop pump system. Our strong base of scientific, engineering, and regulatory expertise supports our innovation mission with a team of over      research and development professionals. Supported by our deep clinical experience, our multi-disciplinary capabilities in research and development enable our business to develop innovative solutions for PWD.
We intend to continue to drive adoption of AID systems by communicating efficacy and customer experience to PWD and healthcare providers (HCP), expanding our addressable market through indication labeling, and leveraging our algorithm and dosing expertise to drive adoption of our Smart MDI solution. In addition, we plan to invest in delivering the next generation of AID systems and Smart MDI solutions to provide our customers with much greater choice for AID treatment using new technologies across insulin administration, CGM, and dosing algorithm technologies, in one unified platform and one consistent application for user and HCP experience, all while further reducing patient burdens significantly and raising the bar for clinical outcomes.
As an independent company, our aim is to accelerate our growth through strategic partnership opportunities and tuck-in acquisitions that complement our organic initiatives. As announced on August 7, 2024, we have partnered with Abbott to develop an integrated CGM to expand access to our AID and Smart MDI solutions, and we expect to continue to pursue additional attractive strategic collaboration opportunities.
See “Business” included elsewhere in this prospectus for a more detailed description of our business.
Separation from Medtronic
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit. We were incorporated in Delaware on February 27, 2025 in connection with the Separation. We were formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Diabetes Operating Unit. We are incurring certain costs in connection with our establishment as a standalone public company. We expect that we will continue to bear separation-related costs, as described in “The Separation and Distribution Transactions—The Separation” and “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.”
Relationship with Medtronic
In connection with the Separation and prior to the completion of this offering, we will enter into the Separation Agreement and various other agreements with Medtronic, for the purpose of effecting the Separation. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. These agreements with Medtronic are described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.”
Recent Developments
Simplera CGM Approval
In August 2024, we received U.S. FDA approval for our Simplera continuous glucose monitor (CGM) device. Simplera is our first disposable, all-in-one CGM that is approximately half the size of previous Medtronic CGMs. The discreet design simplifies the insertion and wear experience, lessening the need for overtape.
The Simplera platform featuring the company’s newest CGM form factor includes the Simplera CGM and is designed to be used as part of a Smart MDI system with the InPen smart insulin pen and the Simplera Sync sensor, which is designed to be used with the MiniMed 780G system. The Simplera Sync sensor was approved by the U.S. FDA on April 18, 2025.

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Global Partnership to Complement Future CGM Offerings
In August 2024, we also announced a global partnership with Abbott to enhance our CGM offerings for PWD. This arrangement involves the development of an integrated CGM sensor based on Abbott’s most advanced CGM platform. Under this agreement, Abbott is expected to supply a CGM sensor that offers non-adjunctive use and seamless integration with certain of our AID and Smart MDI systems. AID and Smart MDI systems that include the CGM made by Abbott will be sold exclusively by us. Our partnership with Abbott is expected to expand access to our advanced automated insulin delivery and Smart MDI systems that deliver superior outcomes with the most widely used CGM in the world. We are aiming to expand choice of CGM features for our customers and capitalize on Abbott’s high-volume manufacturing capabilities as a complement to our own infrastructure.
InPen App Receives U.S. FDA Clearance
In November 2024, we announced that the InPen app received U.S. FDA clearance. This clearance paves the way for the launch of the Smart MDI system with the Simplera CGM, combining the InPen smart insulin pen with the newest Simplera CGM. We plan to initiate a limited market release beginning with existing standalone CGM and InPen customers followed by a broad commercial launch.
Key Factors Impacting Our Results
We believe our future performance will be influenced by a number of factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations:
Industry Trends
We believe a main driver of our market’s expected rate of growth could be increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. This system solution has the potential to improve clinical outcomes and reduce burden for PWD.
We believe that the adoption of these Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and the provider who prescribes these devices.
Additional secular drivers may also contribute to the growth of our addressable population. These include the increasing prevalence of Western diets and healthcare development in emerging markets.
CGM Pricing Pressure
We have observed increasing pricing pressure on CGMs globally, particularly in certain international markets. Differences in reimbursement and pricing dynamics across geographies and sales channels can result in variability in average selling prices and gross margins, particularly as changes in sales mix occur. Additionally, as competition in the CGM market intensifies, lower-cost CGM options in the market may contribute to further pricing pressure over time. We are focused on continuing to invest in our pipeline to deliver differentiated solutions that reinforce our competitive positioning and our long-term growth.
Product Launches and Investment in Pipeline
We believe the success of our products correlates to the continued acceptance and growth of our product offerings, such as the MiniMed 780G insulin pump system, next-generation AID systems, and InPen smart MDI systems. Our ability to meet growing demand for our existing products and to successfully develop, obtain regulatory approval of, and commercialize the products within our pipeline is essential to our results of operations. Timing and successful launch of partnerships such as our agreement with Abbott may also contribute meaningfully to our go-forward market performance.

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Ability to sustain ongoing investment in our pipeline will be required as we progress towards developing and launching our next generation of products. We strive to develop ways in which to make our research and development process as efficient as possible and reduce the amount of investment needed to progress a product to approval.
Users, New Patient Adoption, and Sales of CGM and Consumables
Our strategy also relies on our ability to maintain and grow our existing base of users that utilize our insulin pumps and smart pens. We consider this to be a function of multiple priorities.
First, we seek to maintain our core base of existing users. We do this by offering attractive warranty terms for insulin pumps, typically over a 4-year period, and differentiated customer service. In addition, we communicate often with our existing users and their providers about our innovative products to drive continued preference. This encourages users to continue utilizing our offerings and, for insulin pump users, often leads to the renewal of their warranty arrangements.
Second, we seek to add users by winning share of new patients. We do this through our various commercial efforts and new product introductions, targeting three main pools patients that may adopt our products: (1) patients utilizing other treatment options, such as MDI, (2) patients using competitor pumps, often those reaching the end of their pump warranty periods, and (3) patients new to insulin therapy. As the rate of sales of our products to new patients has impacted our financial performance, and will continue to do so in the future, we monitor and evaluate our performance on the share of new patients that we are winning from these various groups. “New Patient Starts” are a key indicator of our current business success, and we anticipate that this metric will grow as we increase our market share in existing markets and expand into emerging ones.
Into this growing base of insulin pump and Smart pen users, we sell an assortment of consumable companion products, such as CGM sensors and infusion sets. We observe that users of our pumps are more likely to choose our CGM sensors due to their seamless integration with our pump dosing algorithm and other supporting algorithms. Sensor performance and user preference can influence usage, and since launching our newest-generation Simplera Sync sensors, we have seen greater uptake compared to our historical trends.
Competition
The medical device industry is highly competitive and constantly evolving, especially with the rapid introduction of competing pumps, CGMs, and consumables in an expanding global market. We anticipate that new diabetes devices and treatments from both us and our competitors will impact our business. The Smart MDI market is also evolving, with increasing competition from new entrants and expanding digital health integrations, which may impact our positioning and growth opportunities in this segment. To maintain our competitive edge in the market, we plan to continue investing in innovative technologies, such as our smaller, newly-designed durable pump, next-generation SmartGuard Advance dosing algorithm, and a patch pump. Additionally, we are focused on expanding the adoption of AID across our addressable market for a broader range of patient populations as well as expanding the addressable market for MiniMed 780G through expanded indication labeling.
Regulatory Approvals and Actions
The medical devices we manufacture are subject to extensive regulation by numerous government agencies, including the U.S. FDA, European regulatory authorities, and other government agencies inside and outside the United States. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-marketing surveillance of our products. The requirements and timelines to receive regulatory clearance can vary substantially from country to country, and any delays may impact our ability to expand our worldwide customer base and bring products to market in a competitive timeframe. Such delays, or a failure to receive regulatory approval, could adversely affect our revenue and results of operations.
Additionally, any adverse event involving products that we distribute could result in future corrective actions, such as recalls or customer notifications, or regulatory agency actions, which may include inspections, mandatory

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recalls, or other enforcement measures. Any action taken by regulatory bodies against us, along with any regulatory challenges we encounter, could negatively impact our product sales.
See “Business—Government Regulation and Product Approval Process” included elsewhere in this prospectus for a more detailed description of regulations and approval processes relevant to our business.
Manufacturing and Supply
Our business model requires the ability to produce high volumes of our products and reliably ship to various geographies in a time-efficient manner. Disruptions to our supply lines or shipping channels may impact our customer experience and ability to meet market demand. We also continue to invest in expanding our manufacturing capacity as a key strategic priority of our business as we strive to meet significant demand for our CGM sensors and drive profitable growth.
Impact of Increased CGM Sensor Share of Product Mix on Profit Margin
Relative to sales of our insulin pumps, pens, and other consumables, sales of our CGM sensors, particularly our Simplera and Simplera Sync products, have historically contributed to a lower profit margin. As a result, we expect that an increased volume of sales with Simplera and Simplera Sync will likely have a negative impact on our profit margin, as we have observed in recent periods. However, as we continue to ramp our manufacturing capacity to meet demand, we expect to benefit from volume-related efficiencies that may mitigate this impact. We are focused on optimizing manufacturing efficiencies, driving innovation, and expanding premium offerings to help offset expected margin impacts while sustaining growth.
Foreign Exchange Rate
A significant portion of our revenues and costs are exposed to changes in foreign exchange rates. We operate in more than 100 countries and about 66% and 63% of our revenues in fiscal year 2024 and 2023, respectively, were denominated in foreign currencies. We actively manage risk related to our exposure to fluctuations in foreign exchange rates to minimize the impact on our business.
Seasonality
Our total revenues vary slightly from quarter to quarter. Based on historical experience, we generally have higher revenues toward calendar year end and lower sales in the first calendar months of the following year. The trend is primarily driven by annual insurance deductible resets and unfunded flexible spending account dynamics in the U.S. market, which is partially counteracted by lower pump sales as our competitors push for a strong end to their fiscal years, which align to calendar years. Our significant recurring revenue streams in infusion sets, reservoirs, and CGMs have generally mitigated quarterly seasonal fluctuations in pump sales.
Reimbursement
Our results of operations may be impacted by the failure to obtain or retain sufficient coverage from third-party payors for our current and future products as well as changes in medical reimbursement policies and programs.
Our reimbursement channel expertise and deep relationships with payors and providers represent a key part of our business strategy, driving revenue stickiness, differentiation and scale. Changes in the nature of these relationships or reimbursement policies around channel (for example, DME or Pharmacy) categorization can materially impact our business. For more information on channel categorization, see “Business—Our Commercial Organization.”
Cost Reduction Measures
We expected our future financial results will be impacted by the degree to which we are able to execute on efficiency initiatives. We expect these initiatives to contribute to our go-forward profit margins and are a part of our “Ways of Working” transformation in recent years. For more information on our “Ways of Working,” see “Business—People and Culture.” As part of these initiatives, we aim to find savings in variable and overhead costs in our Cost

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of Products Sold and other operating expenses. In addition, we are focusing on our automated manufacturing footprint and technology to continue to optimize our cost base.
Macroeconomic and Geopolitical Factors
Our costs are subject to fluctuation, and we continue to evaluate contributing factors, specifically those leading to inflationary cost increases in logistics, price of raw materials, cost of labor, transportation, and operating supplies. Global macroeconomic risks include changes in global trade policies and fluctuations in currency exchange rates, general price inflation, changes in interest rates, reimbursement challenges, impacts from changes in the mix of our product offerings, delays in product registration approvals, replacement cycle challenges, supply chain challenges, and tender pricing in certain countries.
Our insulin pump and CGM production involves many custom components that are sourced internationally. We do not currently anticipate tariffs imposed by the United States to significantly impact our manufacturing operations due to the duty-free treatment offered by the Nairobi Protocol. The Nairobi Protocol provides duty-free treatment for items that benefit handicapped persons. Medtronic utilizes rulings by U.S. Customs and Border Protection confirming certain diabetes products meet the scope of the Nairobi Protocol and are eligible for duty-free treatment pursuant to the Nairobi Protocol upon importation into the U.S. While the extent of the tariffs levied by the United States remains uncertain, recent government actions have not limited the use of the Nairobi Protocol. Therefore, we do not expect these tariffs to significantly impact our costs, as the components for our insulin pumps and CGMs, as well as our infusion sets, qualify for tariff free treatment under the Nairobi Protocol.
Key Business Metrics
We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. In assessing the performance of our business, in addition to considering a variety of measures in accordance with U.S. GAAP, we also consider a variety of other key business metrics, including non-GAAP measures.
We believe that these key business metrics provide useful information to users of our financial statements in understanding and evaluating our results of operations in the same manner as our management team. The presentation of these key business metrics, including Adjusted Gross Profit and Adjusted EBITDA, which are non-GAAP financial measures, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. See “—Non-GAAP Measures” below.
The following table sets forth our key business metrics, including non-GAAP measures, for the fiscal years indicated:

	Year Ended
(Dollars in millions)	April 26, 2024	April 28, 2023
Net Sales	$2,469	$2,245
Gross Profit	$1,436	$1,308
Net Loss	$(107)	$(92)
New Patient Starts	74,797	62,225
Net Sales Growth	10.0%	n/a
Adjusted Gross Profit (1)	$1,463	$1,341
Adjusted EBITDA(1)	$109	$101
__________________
(1)See “—Non-GAAP Measures” below for a discussion of Adjusted Gross Profit and Adjusted EBITDA and a reconciliation with the most directly comparable U.S. GAAP measure.
Gross Profit
Gross profit is our net sales, less cost of products sold.

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New Patient Starts
A key indicator of the market’s adoption of our products and a key growth driver for the business is our ability to add new patients. We grow our patient base through our own internal sales organization and relationships with more than 36,000 prescribing physicians globally, which drive most of our new patient growth. We define a new patient as an individual making their initial purchase of our pumps during the period presented, excluding replacements. This metric illustrates the number of new product users during each period presented, highlighting our capability to identify and attract new users.
Adjusted Gross Profit
Adjusted Gross Profit is a non-GAAP measure that we use to assess our overall performance. We define Adjusted Gross Profit as U.S. GAAP gross profit, excluding amortization of intangible assets and certain other non-operational items. We believe Adjusted Gross Profit provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as these metrics eliminate the effects of the adjustments that are unrelated to overall operating performance. See “—Non-GAAP Measures” below for a reconciliation of Adjusted Gross Profit to gross profit, its most directly comparable U.S. GAAP measure.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure, calculated as net loss adjusted to exclude interest expense, provision for income taxes, and depreciation and amortization, further adjusted to exclude other non-operational items. We use Adjusted EBITDA to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. See “—Non-GAAP Measures” below for a reconciliation of Adjusted EBITDA to net loss, its most directly comparable U.S. GAAP measure.
Results of Operations
Comparison of the Fiscal Years Ended April 26, 2024 and April 28, 2023
The following table sets forth a summary of our combined results of operations for the years indicated, and the changes between periods.

	Fiscal Year
(in millions)	2024	2023	$ Change	% Change
Net sales	$2,469	$2,245	$224	10%
Cost of products sold	1,032	937	95	10
Gross profit	1,436	1,308	128	10
Operating expenses:
Research and development expense	437	429	8	2
Selling, general, and administrative expenses	1,057	960	97	10
Other operating expense (income), net	11	(12)	23	NM(1)
Operating loss	(69)	(69)	—	—
Other non-operating expense, net	1	7	(6)	(86)
Loss before income taxes	(70)	(76)	6	(8)
Income tax provision	38	16	22	140
Net loss	(107)	(92)	(15)	16
Net income attributable to noncontrolling interests	(5)	(5)	—	—
Net loss attributable to Diabetes Business	$(112)	$(96)	$(16)	17%
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(1)Not meaningful (NM)

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Net sales
The below table includes net sales by market geography and percent of sales by market geography for fiscal years 2024 and 2023:

(in millions)	Fiscal Year 2024	% of Total	Fiscal Year 2023	% of Total	% Change
U.S. (1)	$833	34%	$832	37%	0.1%
International (2)	1,636	66	1,413	63	15.8
Total	$2,469		$2,245		10.0
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(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
The increase in net sales was primarily driven by strong growth in international markets on the continued expansion of the MiniMed 780G insulin pump system with increased CGM attachment rates for Guardian 4 Sensor (G4S). Additionally, the international net sales growth was driven by strength in Extended Infusion Sets partially offset by declines in the Guardian Sensor 3 (GS3) as patients adopt the G4S.
The MiniMed 780G with G4S was launched in the U.S. during the first quarter of fiscal year 2024, which drove strong growth in the U.S. with offsetting declines in the MiniMed 770G system and the GS3 sensor as patients adopt the next generation products.
Cost and Expenses
The following is a summary of cost of products sold, research and development, and selling, general, and administrative expenses as a percent of net sales:

(in millions)	Fiscal Year 2024	% of Net Sales	Fiscal Year 2023	% of Net Sales
Cost of products sold	1,032	41.8%	$937	41.7%
Research and development expense	437	17.7	429	19.1
Selling, general, and administrative expenses	1,057	42.8	960	42.8
Cost of products sold
Cost of products sold includes raw materials, labor costs, manufacturing overhead expenses, shipping and handling costs incurred to store, move, and prepare products for shipment, amortization of purchased technology intangible assets, import tariffs and duties, reserves for expected warranty costs, scrap and excess and obsolete inventory. Manufacturing overhead expenses include expenses relating to manufacturing engineering, material procurement, inventory and quality control, facilities, depreciation, information technology and operations supervision and management.
Cost of products sold for fiscal year 2024 was $1,032 million as compared to $937 million for fiscal year 2023. Cost of products sold as a percentage of net sales was flat as compared to the prior year. The increase in cost of products sold was primarily driven by volume increases.
Research and development expense
Research and development costs include costs of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.
Research and development expense for fiscal year 2024 was $437 million as compared to $429 million for fiscal year 2023. The increase was primarily driven by an increase in personnel expenses to support product development efforts.

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Selling, general, and administrative expenses
Selling, general, and administrative expense primarily consists of salaries and wages, other administrative costs, such as professional fees and marketing expenses, stock-based compensation, and restructuring associated expenses. Selling, general, and administrative expense also includes amortization expense related to our customer list and tradename intangible assets.
Selling, general, and administrative expenses for fiscal year 2024 was $1,057 million as compared to $960 million for fiscal year 2023. The increase was primarily driven by incremental commercialization activities related to the 780G launch in the United States and information technology (IT) transformation initiatives, including IT quality systems, infrastructure modernization, and business application improvements.
Other operating expense (income), net
Other operating expense (income), net primarily includes restructuring expense, royalty expense, foreign currency hedging gains and losses, currency remeasurement, Puerto Rico excise taxes, and income from research and development funding arrangements.
Other operating expense (income), net was $11 million of expense for fiscal year 2024 as compared to $12 million of income for fiscal year 2023. The decrease was primarily driven by reduced proceeds from funded research and development arrangements due to the timing of certain new product development spend, partially offset by lower Puerto Rico excise taxes as a result of newly enacted legislation in Puerto Rico.
Other non-operating expense, net
Other non-operating expense, net includes investment gains and losses. Other non-operating expense, net was $1 million for fiscal year 2024 as compared to $7 million for fiscal year 2023. The decrease was driven by a decrease in net losses on our minority investment portfolio.
Income tax provision
Income tax provision includes current and deferred income tax expense related to federal, state and international jurisdictions. Income tax provision was $38 million for fiscal year 2024 as compared to $16 million for fiscal year 2023. The change in the effective tax rate and income tax provision primarily relates to year-over-year changes in operational results by jurisdiction.
Selected Quarterly Financial Information
The following tables set forth selected unaudited quarterly combined statement of operations data for each of the four fiscal quarters ended April 26, 2024. The information for each of these quarters has been prepared in accordance with U.S. GAAP on the same basis as our audited historical combined financial information included elsewhere in this prospectus and includes normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period. This data should be read in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus.

(in millions)	April 26, 2024	January 26, 2024	October 27, 2023	July 28, 2023
Net sales
Cost of products sold
Gross profit
Research and development expense
Selling, general, and administrative expenses
Other operating expense (income), net
Operating (loss) profit

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Non-GAAP Measures
In addition to our financial results determined in accordance with U.S. GAAP, we present certain financial measures that facilitate management’s review of the operational performance of the Company and as a basis for strategic planning; however, such financial measures are not presented in our financial statements prepared in accordance with U.S. GAAP. These financial measures are considered “non-GAAP financial measures” and are intended to supplement, and should not be considered as superior to, financial measures presented in accordance with U.S. GAAP. These include Adjusted Gross Profit and Adjusted EBITDA. We believe that non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance and trends and may facilitate comparisons with the performance of other companies in the medical technologies industry.
In addition to our financial results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken together with the corresponding U.S. GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook.
In particular, we believe that the use of Adjusted Gross Profit and Adjusted EBITDA are helpful to our investors as they are metrics used by management to assess the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In evaluating the non-GAAP financial information presented, investors should be aware that in the future that the Company may incur expenses that are the same as or similar to some of the adjustments in such presentation and the Company’s presentation of non-GAAP information should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.
A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and not to rely on any single financial measure to evaluate our business.
Adjusted Gross Profit
Adjusted Gross Profit measures our gross profit excluding the impact of factors unrelated to overall operating performance. Management uses Adjusted Gross Profit to assess our overall performance on a consistent basis by removing the impact of certain items that we believe do not directly reflect our underlying operations. We calculate Adjusted Gross Profit as U.S. GAAP gross profit, adjusted for the amortization of intangible assets and certain other non-operational items.
The following table presents a reconciliation of the change in U.S. GAAP gross profit to Adjusted Gross Profit for the periods indicated.

(in millions)	Fiscal Year 2024	Fiscal Year 2023
Gross Profit	$1,436	$1,308
Adjustments:
Amortization of intangible assets	24	24
Restructuring and associated costs (1)	1	8
Costs to comply with medical device regulations (2)	2	1
Adjusted Gross Profit (non-GAAP)	$1,463	$1,341

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__________________
(1)Associated costs primarily include salaries and wages for employees that are fully-dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.
(2)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that we use to assess our overall performance. Management uses Adjusted EBITDA for business planning purposes as this measure facilitates internal comparisons of our historical operating performance on a more consistent basis. We calculate Adjusted EBITDA as Net loss before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of certain other non-operational items.
The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the periods indicated:

(in millions)	Fiscal Year 2024	Fiscal Year 2023
Net loss	$(107)	$(92)
Provision for taxes	38	16
Depreciation and amortization	129	115
Adjustments:
Restructuring and associated costs (1)	29	52
Acquisition-related costs (2)	17	2
Costs to comply with medical device regulations (3)	2	1
Losses on minority investments (4)	1	7
Adjusted EBITDA	$109	$101
__________________
(1)Associated costs primarily include salaries and wages for employees that are fully-dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.
(2)These charges primarily relate to losses on foreign currency forward contracts entered into in advance of a previously contemplated business combination.
(3)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
(4)We exclude unrealized and realized gains and losses on our minority investments as we do not believe that these components of income or expense have a direct correlation to our ongoing or future business operations.
Liquidity and Capital Resources
Liquidity
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, investments in research and development, property, plant, and equipment, and other operating costs. As of April 26, 2024, we had $54 million in cash and cash equivalents.
Our working capital requirements and capital expenditures have historically been satisfied as part of Medtronic’s corporate-wide cash management and centralized funding programs. The Company will continue to be funded through Medtronic’s cash management strategy through the anticipated separation. Following the Separation, the Company will no longer participate in Medtronic’s cash management strategy, and our capital structure and sources of liquidity will change from our historical capital structure. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated in this prospectus. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as well as funds provided by operating activities, taken as a whole, will provide adequate liquidity to meet all of our current and long-term obligations for at least 12 months from the date of the Separation.

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Summary of Cash Flows
The following table is a summary of cash provided by (used in) operating, investing, and financing activities, and the net change in cash and cash equivalents:

(in millions)	Fiscal Year 2024	Fiscal Year 2023
Cash provided by (used in):
Operating activities	$41	$(6)
Investing activities	(157)	(180)
Financing activities	112	185
Net change in cash and cash equivalents	$(4)	$(1)
Operating Activities
The $47 million increase in net cash provided by operating activities was primarily driven by an increase in cash collected from customers due to an increase in sales, partially offset by an increase in cash paid to vendors.
Investing Activities
The $23 million decrease in net cash used in investing activities was primarily due to a decrease in net additions to property, plant, and equipment of $19 million.
Financing Activities
There was a $73 million decrease in net cash provided by financing activities during the year ended April 26, 2024, as compared to the corresponding period in the prior fiscal year. The financing activities cash flows primarily reflect transfers from the parent of $112 million for fiscal year 2024, and $182 million for fiscal year 2023. These transfers are utilized by the Company for general operating and investing activities. For further detail on the transfers from parent, refer to Note 1, “Description of the Business and Basis of Presentation” of our audited combined financial statements included elsewhere in this prospectus.
Future Sources of Liquidity
Management believes that our cash balances and funds provided by operating activities, expected proceeds from this offering, and access to capital markets, taken as a whole, provide (1) adequate liquidity to meet our current and long-term obligations when due, (2) adequate liquidity to fund capital expenditures and (3) flexibility to meet investment opportunities that may arise. However, we cannot assure you that we will be able to obtain adequate levels of additional debt or equity financing, on acceptable terms or at all, in the future.
Contractual Obligations and Cash Requirements
Leases
We have entered into various operating leases for certain office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. For a description of our contractual obligations related to leases, refer to Note 11, “Leases,” to our audited combined financial statements included elsewhere in this prospectus.
Research and Development Arrangements
Medtronic entered into certain arrangements with Blackstone pursuant to which Medtronic received funding related to the development of specific Diabetes products. For more information on our research and development arrangements, refer to Note 13, “Research and Development Funding Arrangements,” to our audited combined financial statements included elsewhere in this prospectus.

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Critical Accounting Estimates
Our combined financial statements were prepared in accordance with U.S. GAAP. The preparation of our combined financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts assets, liabilities, revenues, and expenses. We base our estimates on historical experience, economic and market conditions, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
While our significant accounting policies are described in more detail in Note 2, “Summary of Significant Accounting Policies,” to the combined financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to the judgments and estimates used in the preparation of our combined financial statements.
Revenue Recognition
The Company derives its revenues from the sale of AID systems and smart multiple daily injection (MDI) systems. In the United States, the Company primarily sells its products directly to patients and indirectly with independent distributors. Outside of the United States, the diabetes market is highly varied, with nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement. We recognize revenue when control is transferred to the customer. For products sold through direct sales representatives and independent distributors, control is transferred upon shipment or upon delivery, based on the contract terms and legal requirements. Payment terms vary depending on the country of sale, type of customer, and type of product.
The amount of revenue recognized reflects sales rebates and returns, which are estimated based on sales terms, historical experience, and trend analysis. In estimating rebates, the Company considers the lag time between the point of sale and the payment of the rebate claim, the stated rebate rates, and other relevant information. We record adjustments to rebates and returns reserves as increases or decreases of revenue.
Litigation Contingencies
As further described in Note 14 “Commitments and Contingencies,” to the combined financial statements included elsewhere in this prospectus, we are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, environmental proceedings, tax disputes, and governmental proceedings and investigations.
Litigation and product liability matters are inherently uncertain, and the outcomes of individual matters are difficult to predict and quantify. As such, significant judgment is required in determining our legal and product liability accruals, including determination of whether a potential loss is probable, reasonably possible, or remote as well as whether a potential exposure is reasonably estimable. We base our judgments on the best information available at the time. Our estimates related to our legal and product liability accruals may change as additional information becomes available to us, including information related to the nature or existence of claims against us, trial court or appellate proceedings, and mediation, arbitration or settlement proceedings. Any revision of our estimates of potential liability could have a material impact on our financial position and operating results.
Income Tax Reserves
We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. Under U.S. GAAP, if we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations.

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We regularly monitor our tax positions and tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when there is (i) a completion of a tax audit, (ii) effective settlement of an issue, (iii) a change in applicable tax law including a tax case or legislative guidance, or (iv) the expiration of the applicable statute of limitations. These reserves are subject to a high degree of estimation and management judgment. Although we believe that we have adequately reserved for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our financial position and operating results.
Valuation of Goodwill
Goodwill attributed to the Company represents the historical goodwill balances in the Parent’s Diabetes business arising from acquisitions specific to the Company. Goodwill is the excess of the purchase price over the estimated fair value of identified net assets of acquired businesses. Determining the fair value requires us to make significant estimates. These estimates include the amount and timing of projected future cash flows of each project or technology, the discount rate used to discount those cash flows to present value, and the assessment of the asset’s life cycle. The estimates could be impacted by legal, technical, regulatory, economic, and competitive risks.
The test for impairment of goodwill also requires us to make several estimates related to projected future cash flows to determine the fair value of the goodwill reporting units. Our estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value. We assess the impairment of goodwill at the reporting unit level annually as of the first day of the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired.
Our tests for goodwill are based on future cash flows that require significant judgment with respect to future revenue and expense growth rates, appropriate discount rates, and other assumptions and estimates. The test for goodwill also utilizes revenue and earnings multiples using comparable public company information. We use estimates that are consistent with the highest and best use of the assets based on a market participant’s view of the assets being evaluated. Actual results may differ from our estimates due to a number of factors including, among others, changes in competitive conditions, timing of regulatory approval, results of clinical trials, changes in worldwide economic conditions, and fluctuations in currency exchange rates.
Warranty Reserve
The Company offers warranties on certain product offerings. The majority of the Company’s warranty liability relates to the four-year warranty on insulin pumps offered to original users and may replace any pumps that do not function as intended, in accordance with the product specifications within the warranty period. Estimated warranty costs associated with a product are recorded within cost of products sold at the time revenue is recognized. The Company estimates future warranty costs by analyzing historical and anticipated rates of warranty claims and the number and cost of units sold. Changes to the actual replacement rate or expected product replacement cost could cause a material increase or decrease to the estimated warranty reserve and related cost of products sold. The Company assesses the adequacy of the warranty reserves on a quarterly basis and adjusts these amounts as necessary.
Recently Issued and Adopted Accounting Standards
Information regarding new accounting pronouncements is included in Note 2, “Summary of Significant Accounting Policies,” to the combined financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Currency Exchange Rate Risk
Our operations are primarily located in the United States, but we operate in over 100 countries globally. A significant portion of our sales are from the Europe, Middle East and Africa (EMEA) region, where fluctuations in the rate of exchange between the U.S. dollar and the local currency could adversely affect our financial results,

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including income and losses as well as assets and liabilities. During fiscal year 2024 and 2023, the Company’s net sales in international markets was approximately 66% and 63%, respectively, of the total Company net sales.
Due to the global nature of our operations, we are exposed to currency exchange rate changes, which may cause fluctuations in earnings and cash flows. For example, a 10% strengthening or weakening of the major non-U.S. currencies against the U.S. dollar in the fiscal years 2024 and 2023 would have resulted in an increase/decrease to net sales by approximately $160 million and $140 million, respectively.

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BUSINESS
This section discusses the Company assuming the completion of all of the transactions described in this prospectus, including the Separation. All monetary amounts discussed in this section are in millions of U.S. dollars, unless otherwise indicated.
Introduction
We are a leading global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes. Since our founding more than 40 years ago, we have pioneered groundbreaking innovation and served the needs of our customers across the globe in service of our mission to strive to give people the freedom to forget about diabetes and live their best life.
Today, we are the only player in the market that commercializes all parts of an integrated diabetes management system. This allows us to provide a five-star customer experience: an easier and consistent user experience, seamless integration, privacy and security, optimized performance and reliability, and our pioneering and industry-leading dosing algorithm. This differentiated value proposition is designed to solve two key problems for PWD. First, we believe our products deliver superior health outcomes, when measured against EASD and ADA guidelines, by effectively and measurably improving glycemic control compared to other available treatment options and competing products. By enhancing glycemic control, our products can help reduce long-term complications of diabetes, improve longevity and quality of life, and reduce associated costs to health systems. Second, our customer experience reduces or substantially eliminates the burden of diabetes management for users, their families, their caregivers, and their HCPs.
Diabetes is a chronic, life-threatening disease that affects the body’s production of and response to insulin, a hormone produced by the pancreas that is critical to the metabolism of glucose. It is a global epidemic, with 589 million PWD globally, according to the 2025 IDF World Atlas. The disease has no known cure and brings with it significant short and long-term health impacts, including risk of serious comorbidities. Managing diabetes is a 24/7 challenge that greatly impacts the overall quality of life of the person with diabetes as well as his or her family. People with T1D as well as those with T2D who require background (basal) and mealtime (bolus) insulin must self-administer insulin multiple times per day and continuously monitor their blood glucose levels to inform their insulin dosing.
We serve PWD who require intensive insulin therapy, which represents all people with T1D and a subset of those with T2D. We serve this market by offering various diabetes technologies, including insulin delivery devices (primarily insulin pumps and pens), CGMs, consumables, supplies, and related software and services. In total, we estimate the current market for our diabetes technologies and other offerings to be over $16 billion, based on 2024 calendar year revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. Our market is expected to grow at a compound annual growth rate above 10% from 2024 through at least 2028, according to Seagrove Partners’ March 2025 market model, driven by the adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market. The primary medical specialists who use and/or prescribe our products are endocrinologists, diabetologists, nurse practitioners, physician assistants, and PCPs.
Our platform of simple and clinically effective solutions for PWD requiring insulin therapy includes:
◦Automated Insulin Delivery (AID) Systems: Integrated solutions for glucose sensing and automated insulin dosing and administration, delivering superior glycemic control. Our system is composed of an insulin pump that administers insulin, consumable insulin infusion sets and reservoirs, a CGM sensor that measures blood glucose levels, and a Smart Dosing algorithm that is designed to mimic how a healthy pancreas works. In our AID system, real-time CGM readings inform our Smart Dosing algorithm, which provides automatic adjustments and corrections to insulin dosing every five minutes based on target blood glucose settings and Meal Detection technology. This algorithm automatically informs insulin administration and wraparound applications, software, and services for users, caregivers, and HCPs, allowing users and caregivers to track and control their treatment through compatible smartphone

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applications. Our AID systems include our second-generation MiniMed 780G system, as well as our older MiniMed 770G, MiniMed 740G, MiniMed 720G, and MiniMed 630G systems.
◦Smart Multiple Daily Injection (MDI) System: For those who prefer to self-administer insulin by manual injections or seek freedom from on-body devices, Smart MDI systems offer an integrated solution for sensing, dosing, and administration. Our Smart MDI system includes InPen (our Smart Insulin Pen for insulin administration), Simplera or Guardian 4 (our CGM sensor), and wraparound applications and services. Our Bluetooth-enabled smart insulin pens connect with our Smart Dosing software and intuitive mobile app, which can track and personalize insulin dosing suggestions based on CGM sensor readings, including suggestions for mealtime and correction doses.
Today, we are the only company that commercializes all the constituent parts of these advanced solutions for diabetes therapy. We believe that other players in our market specialize in CGM sensors or insulin pumps and dosing algorithms, and therefore need to establish strategic partnerships and share data in order to offer Smart Dosing solutions. We believe that our presence in all parts of the Smart Dosing ecosystem is a significant advantage over our competitors because it can result in a more effective user experience, relieving some of the burdens of existing diabetes technology. Additionally, our data advantage in having both CGM and insulin data allows us to be more effective in developing high-quality products that drive better clinical outcomes, especially in the iterative, data-rich development of insulin dosing algorithms.
Our products deliver differentiated clinical efficacy and customer satisfaction. We believe our solutions have demonstrated superiority over the current standard of care of administering insulin through MDI manually with only a standalone unconnected BGM or CGM to inform dosing. An analysis of real-world evidence from more than 100,000 users demonstrated that 86% of MiniMed 780G users, using recommended settings, achieved >70% TIR. In a randomized controlled study, MiniMed 780G showed a clinically significant 1.4% absolute improvement in A1C as compared to the current standard of care as described above. A 2024 meta-analysis of competing systems showed that our MiniMed 780G systems outperformed against other competing products on TIR. We believe our clinical performance is driven by our advanced SmartGuard dosing algorithms, which safely and automatically adjust insulin dosing every five minutes. An international group of experts in diabetes technology convened prior to the 2025 ATTD Congress and recommended establishing new language, describing a new name and a tighter glycemic goal closer to the blood glucose levels of those without diabetes (70-140 mg/dL). Consequently, the recommended name is time in normoglycemia (TING), which would replace time in tight range (TITR). The goal for the percent of time that PWD should be in that range was recommended to be >55%. The reason that there is a movement to tighten the recommendation is that 70-140 mg/dL range is close to “normal,” i.e., where glucose for people without diabetes resides 96% of the time. As of fiscal year 2024, which ended April 26, 2024, the MiniMed 780G is the only system on the market with published data on TING showing >55% in children and adults using the recommended settings. In terms of user experience, our MiniMed 780G system had the number one pump satisfaction in the United States in 2024, its first full year on the market, according to dQ&A, a quarterly independent survey of more than 1,800 PWD. Our leading clinical and user performance has earned our status as a recognized and trusted brand in the diabetes space.
We continue to build on this position by developing innovative diabetes technologies that improve treatment and relieve burdens for PWD. Our global research and development function is focused on a number of priorities. We continue to execute on launches of our second-generation AID systems, which began with the EU launch of our Simplera Sync CGM sensor in 2024 and will continue in the United States where we received approval for our Simplera Sync CGM sensor in April 2025. Along with Simplera Sync, we submitted for U.S. FDA clearance an IAGC and ACE pump that will integrate with a CGM sensor supplied by Abbott and expect to submit for CE Mark approval by the end of fiscal year 2026. Our third-generation AID systems are designed to utilize each of these sensors, and include our smaller MiniMed Flex insulin pump, which we aim to submit for U.S. FDA and CE Mark approval by the end of fiscal year 2026, and our MiniMed Fit patch pump with extended wear, which we aim to submit for U.S. FDA and CE Mark approval after fiscal year 2026. Bringing together these important hardware improvements is our next-generation SmartGuard Advance dosing algorithm, which meaningfully eliminates user intervention. With these innovations, we believe we are poised to extend our category leadership, driving toward a future where diabetes management can be “hands free” with simple, highly effective insulin dosing technology that safely and reliably delivers appropriate insulin doses and achieves glycemic targets for all.

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We operate a scaled global commercial and manufacturing organization with our corporate headquarters in Northridge, California. We are led by a world-class senior management team and global employee base with a reputation for innovation and culture of accountability. Our commercial organization maintains relationships with over 36,000 prescribing HCPs globally, while coordinating our sales process from demand generation and marketing through fulfillment and renewals in the markets where we operate. We operate two main manufacturing facilities, which are in California and Puerto Rico, and serve as the backbone of our global operations, covering our manufacturing, distribution, and sourcing functions. We have built up a large base of intellectual property, with more than 2,500 patents and patent applications across our markets.
In fiscal year 2024, we generated $2.5 billion in revenue, of which 77% came from sales of CGM consumables, software, and services, which are recurring in nature. We are unmatched in our global presence among our key competitors, with OUS revenue representing 66% of our total revenue in fiscal year 2024. We are the global leader in insulin pumps by users according to Seagrove Partners’ March 2025 GlobeVIEW Scoreboard, servicing more than            pump users in over 100 countries as of           . For fiscal year 2024, we achieved Net Loss of $107 million and Adjusted EBITDA of $109 million. Our Adjusted EBITDA represented 4.4% of our revenue during that period. We aim to achieve profitable growth with our strategy. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
Our History
For over four decades, we have shaped the evolution of diabetes management, turning bold ideas into life-changing innovations. From the first insulin pumps to today’s AID systems, we have consistently led the way, transforming the lives of patients living with diabetes. Our mission-focused team continues to build on this rich heritage as we develop the next generation of diabetes technology.
Pioneering the First Portable Insulin Pumps (1980s)
In the early 1980s, diabetes management was a daily struggle of multiple daily injections, unpredictable blood sugar levels, and constant vigilance. This was when Alfred E. Mann, a medical device pioneer and biotech entrepreneur, founded MiniMed with the introduction of the MiniMed 502 insulin pump. MiniMed’s early insulin pumps offered continuous subcutaneous insulin infusion (CSII), enabling improved blood sugar control. These pumps were smaller and more wearable compared to earlier, bulky designs. These early developments provided patients with an additional category of therapy options, enabling more freedom and flexibility in diabetes management. These pumps would lay the foundation for decades of new technology generations, through today’s more sophisticated AID systems.
Advancing Insulin Delivery with Smarter Technology (1990s)
In the years that followed, MiniMed introduced a redesigned pump model that was more accurate and programmable, allowing users to adjust basal (background) and bolus (mealtime) insulin. The MiniMed 507 and 508 pumps were among the most advanced of their time, featuring customizable dosing and safety alarms. These new pump models delivered clinical improvements for users, including reduced hypoglycemia (low blood sugar) and improved long-term glucose control.
Introducing Continuous Glucose Monitoring (CGM) (Late 1990s – Early 2000s)
MiniMed launched the first CGM system in 1999. This was a breakthrough in diabetes care, helping patients understand how food, activity, and insulin affected their blood sugar, and helping HCPs determine appropriate therapy recommendations. Today, CGM has become a standard tool in diabetes management, reducing the risk of severe high and low glycemic episodes. On the back of this landmark innovation, Medtronic acquired MiniMed Inc. in 2001.

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Sensor-Augmented Pumps (Early 2000s – 2016)
As a part of Medtronic, we have continued to develop groundbreaking technologies toward a long-term vision of a full automation for people to manage their diabetes. As HCPs and their patients became more comfortable with CGM technology, we developed sensor-augmented pumps. In 2006, the MiniMed Paradigm REAL-time System became the first U.S. FDA-approved integrated diabetes management system, which allowed users to connect their CGM to their pump to deliver data live. Our pump systems during this period continued to introduce improvement in connectivity and automated capabilities, such as the MiniMed Veo launched in 2009, which was the world’s first pump with low glucose insulin delivery suspension capability—a foundational innovation in pump safety. In 2012, we introduced the mySentry, the first remote glucose monitor, allowing a parent or caregiver to monitor a patient’s system from another room. These sensor-augmented pumps each represented a major step towards the development of eventual AID systems for PWD.
The Dream of the Artificial Pancreas (2016 – Present)
In 2016, our landmark innovation of the MiniMed 670G system introduced the world’s first commercially-available hybrid closed-loop system for T1D that automatically adjusts insulin dosing in real-time based on CGM readings and our sophisticated SmartGuard dosing algorithm. Combined with our SmartGuard dosing algorithm and Guardian CGM sensor, this introduction was our first-generation AID system. During this period, we also continued to introduce improvements across our broader solution ecosystem, including our CareLink therapy management software solutions, infusion sets and reservoirs, and Smart MDI System with InPen.
Today, we have fully commercialized our second-generation advanced closed-loop system, the MiniMed 780G, our most advanced insulin pump system. Combined with our Guardian 4 CGM sensor and now compatible with our next-generation Simplera Sync CGM, we believe our system represents the closest technology available to an artificial pancreas, adjusting insulin automatically with limited manual intervention to make diabetes management easier, safer, and more effective.
As our technology has progressed, we have been able to deliver superior outcomes for PWD while decreasing the burden of disease management. Our systems have become increasingly automated, requiring less manual interaction by the user. The exhibit below demonstrates that users are able to achieve significantly improved TIR, corresponding to meaningful improvements in health outcomes.
Figure C

MiniMed is Pushing the Boundary of What's Possible

Percent of time a person with diabetes is in good glucose control per year

Good glucose control is 70-180 mg/dL
10% Δ = .8% Δ in A1c

45% with BGM

51% with CGM

72% 1st Generation MiniMed 670G

80%

2nd Generation MiniMed 780G system

+105 more days

a year in good control for happier days and calmer nights

vs traditional standard of care

Traditional Standard of Care

Multiple Daily Injections

Gold Standard

Automated Insulin Delivery

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The MiniMed brand remains strong, representing decades of life-changing innovation for PWD. We strive to continue to build on our legacy of innovation and remain committed to our goal of continuing to raise the bar for clinical performance with simple, easy-to-use solutions that relieve burdens for our customers.
Our Market
Overview of Diabetes
Diabetes is a chronic, lifelong condition characterized by the body’s inability to produce or effectively use insulin, a hormone essential for regulating blood glucose levels. There is no known cure, making proper management critical to avoid serious health complications.
Diabetes is typically classified into two major groups:
◦Type 1 diabetes (T1D) is an autoimmune condition which causes the body to attack insulin-producing beta cells in the pancreas. It is typically diagnosed in childhood or early adulthood. Since people with T1D are living longer than ever, the majority of people with T1D are adults. Individuals with T1D require daily insulin administration, or intensive insulin therapy, to manage their health.
◦Type 2 diabetes (T2D) is a metabolic condition that results from insulin resistance, where the body’s cells do not respond effectively to insulin, often accompanied by reduced insulin production over time. It is strongly associated with lifestyle factors, such as obesity, inactivity, and diet, although genetics also play a role. In some cases, T2D can be managed with changes to diet and exercise regimes; however, if the condition progresses, more active management such as insulin therapy may become necessary.
Prevalence and Global Impact
Diabetes is a widespread global epidemic that impacts a large and growing population. According to the 2025 IDF Diabetes Atlas, an estimated 589 million people are living with diabetes worldwide, and that is expected to grow to more than 850 million by 2050.
The disease continues to be a major cause of mortality and morbidity, profoundly damaging the health and quality of life of people living with the disease. According to the WHO, it is the eighth leading cause of death globally as of 2021, as well as the sixth and third leading cause of disability in Europe and the Americas, respectively. Poor diabetes treatment leads directly to other conditions, including as blindness, kidney failure, and cardiovascular disease. Diabetes is a leading worldwide global cause of kidney disease, blindness, and vision impairment in adults according to the NIH and the WHO. In 2020, over 800,000 people in the United States were on chronic dialysis or were living with a kidney transplant because of end-stage kidney disease due to diabetes. Worldwide, PWD have an increased risk by two to four times of developing cardiovascular disease according to the IDF. Approximately 80% of all non-traumatic amputations were performed on PWD. Poorly controlled diabetes can cause major birth defects in 8-12% of all pregnancies. Additionally, according to the NIH, the prevalence of T1D in children is rising globally, making early intervention and effective management critical for long-term outcomes.
Diabetes has consistently been the costliest chronic disease in the United States. According to the ADA, costs related to diabetes represent one of every four healthcare dollars of healthcare spending in the United States as of 2017. This represents an average annual cost of diabetes management of around $12,000 per person, and high expenses have also been observed in markets outside of the United States, particularly Europe.
Diabetes Management
Despite the health challenge that diabetes represents, treatments are available. When these tools are utilized effectively, PWD can make a significant difference in their health outcomes. In a landmark 1993 study from the New England Journal of Medicine, those who used intensive insulin management therapies, including an insulin pump or multiple daily insulin injections, were more than 50% less likely to experience serious complications such as retinopathy and neuropathy. We believe developing technology solutions that provide strong glycemic control and reduce the human burdens of the disease is a health imperative.

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The landscape of diabetes medical technology for people with T1D and T2D includes a range of diagnostic and insulin therapy options. A subset of PWD, including all with T1D and some with T2D, require daily background (basal) and multiple mealtime (bolus) insulin infusion to regulate blood sugars. The primary dosing therapies utilized by this insulin-dependent population are insulin injections and insulin pumps, both of which are designed to supplement or replace the insulin-producing function of the pancreas. Insulin injections are often referred to as multiple daily injections, or MDI, and involve the person’s use of syringes or insulin pens to inject insulin into the body. Insulin pumps, developed in the last few decades, are a significant medical advancement to MDI where a programmed device with an infusion set administers insulin into a person’s body. To measure glucose levels, a large number of T1D patients in developed markets still use SMBG devices. SMBG involves utilizing a lancing device to draw a blood sample for a onetime reading with a BGM. In more developed markets, PWD have adopted CGMs, which are composed of a wearable sensor that continuously transmits glucose readings to a receiver or compatible display. Several device manufacturers, including ourselves, have combined the insulin pump with a CGM and an algorithm to create an AID system, where the algorithm will read the glucose level via the CGM and automatically deliver the insulin to the user. AID systems, and our offerings in particular, have been proven to outperform MDI and other treatment options on key measures of glycemic control. For various reasons, PWD sometimes like to switch between these different therapy options. For example, sometimes users using AID will take a “pump holiday” and temporarily utilize MDI.
Conventional treatment options like MDI can be a burden on the quality of life for PWD. First, these options fail to deliver what we consider to be acceptable clinical outcomes. Second, these options require significant effort from users, meaning PWD have to deal with 24/7 administrative, physical, mental, and emotional burdens.
Outcomes: Although treatment options are generally widespread, a significant portion of insulin-dependent PWD are not achieving clinically-recommended levels of glycemic control. About four out of every five T1D patients use a CGM sensor in developed markets, yet more than 74% of T1D patients in developed markets fail to meet glycemic targets, according to Diabetes Technology & Therapeutics. The study also found that a cohort of people with T1D in 2022 achieved only an 8.4% mean A1C level, well above the ADA-recommended guideline of <7.0% A1C. The same 2022 cohort achieved only a minor improvement versus a 2016 cohort that achieved a mean A1C of 8.7%, despite a significantly higher rate of technology utilization in the 2022 group (e.g., a 45% increase in the percentage using a CGM).
Burdens: Current options require constant monitoring, decision-making, and interventions by PWD and their families, leading to administrative, physical, mental, and emotional burdens. Examples of administrative burdens include carrying around supplies (glucose tabs, juice or snacks, back-up insulin, needles, lancets, spare sensors, pump supplies, batteries, etc.), reordering supplies, obtaining documentation for travel, going through secondary screenings with airport security, handling insurance, obtaining prior authorizations, and refilling prescriptions, among others. Physical burdens include fluctuating glucose levels (which may cause lethargy, difficulty in focusing, and/or frequent urination), having to eat when not hungry (to correct lows) or delaying meals (to wait for insulin to act), body image concerns (especially among teens and young adults), skin irritation or allergic reactions to adhesives, constant beeping/alerts (especially overnight, disrupting sleep), finger pricks (in the case of SMBG), scar tissue, and wearing bulky and/or uncomfortable devices. Emotional burdens result from fear of going low while driving, during meetings, or during solo travel, burnout/fatigue from never being “off duty,” and PWD and their families worrying about unexpected episodes of severe hypoglycemia leading to the need for assistance, seizure or coma, and/or severe hyperglycemia that can lead to life-threatening ketoacidosis requiring hospitalization. Between 20 and 40% of people with T1D report emotional distress related to the burden of self-management. PWD also deal with decision-making burdens such as carb counting for proper insulin dosing, which we estimate more than 65% of PWD miscalculate.
Addressing these challenges is key for the success of our offerings. We do not believe a cure to diabetes is imminent, nor do we believe that cell therapies or GLP-1s represent a realistic solution for the large global population of people requiring intensive insulin treatment. Both cell therapies and GLP-1s have been proven to be less cost-effective than AID or MDI systems, and still require access to treatments like AID or MDI as a backup matter. Cell therapies for T1D require costly drugs to suppress immune response. GLP-1 treatments for T2D patients requiring intensive insulin treatment may still require the use of glycemic management tools such as AID or MDI for most individuals.

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Our Addressable Market
The primary addressable market for our solutions includes people with T1D and T2D who require intensive insulin therapy, as well as people with T2D requiring basal insulin titration. In total, we define this addressable market as the market for insulin-taking individuals. This population requires a combination of CGM or BGM and insulin pumps or MDI.
This is our primary market and our core focus because it represents the population of PWD who most value and utilize the technology we provide. Although smaller than other segments of the broader diabetes market by population size, our primary addressable market has the highest utilization of diabetes management solutions and advanced technology and is the most likely to have reimbursement coverage. We provide all elements of Smart Dosing solutions, inclusive of smart insulin pumps, CGM sensors, our SmartGuard algorithm and dosing software, our smart pen, and various consumables. Our competitors focus more on component and subsystem solutions, specializing either in standalone CGM sensors or pumps and dosing software. To offer AID solutions, most players in our space partner to make their technologies specifically compatible with one another, versus selling technologies in one integrated ecosystem. We believe our integrated approach simplifies and accelerates our product development process and improves our ability to develop effective dosing algorithm solutions for people that use our products.
Worldwide, according to Seagrove Partners’ March 2025 market model, it has been estimated that there are over 35 million PWD requiring intensive insulin therapy, with over eight million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. Seagrove Partners also estimated that there are over 30 million additional people with T2D who require basal insulin, with over seven million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. In total, we estimate the current market for our diabetes technologies and other offerings to be over $16 billion, based on 2024 calendar year revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. We expect this market size will continue to grow due to increasing adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market.
Secular Growth Drivers
Our addressable market is expected to grow at a compound annual growth rate above 10% from 2024 through at least 2028, according to Seagrove Partners’ March 2025 market model. Our market exhibits many of the same secular growth drivers as the broader disease population, including prevalence of Western diets and healthcare development in emerging markets.
We may expand our addressable market population in the future to include non-insulin-dependent T2D populations and/or pre-diabetic populations focused on prevention and wellness. These groups represent an opportunity for innovative solutions like CGMs, digital health tools, and behavioral coaching to serve their needs.

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Figure D
Growth Opportunity for Advanced Technologies
We believe the main driver of our market’s expected rate of growth is increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. Smart Dosing solutions integrate accurate, real-time blood glucose measurements with technology automation applications, like AID and Smart MDI (software-connected injection device systems), enhanced with advanced dosing software and algorithms. Smart Dosing technologies, particularly AID, are designed to provide an “artificial pancreas” solution that dramatically simplifies diabetes management and insulin therapy for PWD. They are becoming the gold standard of care in our space because of their proven ability to improve clinical outcomes and reduce user burden.
The global community is taking notice of the improvement from using AID systems compared to conventional treatment, with organizations worldwide increasingly recommending AID as a first-line therapy. For example, the ADA recommends that AID systems should be offered to youth and adults with T1D early, even at diagnosis. Additionally, the ATTD consensus report recommends AID systems should be considered for all people with T1D, especially those with suboptimal glycemia, problematic hypoglycemia, and/or significant glycemic variability. It also recommends that all payors should cover AID systems along with initial and ongoing training and education for people with T1D. Lastly, ISPAD clinical practice consensus guidelines have stated that AID systems improve TIR by minimizing hypoglycemia and hyperglycemia, are especially beneficial in attaining targeted glycemia in the overnight period, and are strongly recommended for youth with diabetes. These technologies continue to improve as well, with innovations like more simplified pump systems, easy-to-use CGMs, and AID algorithms, according to Seagrove Partners’ March 2025 market model.
Despite clinical effectiveness and evidence of Smart Dosing solutions, there is a significant opportunity for further adoption in our market. Today in the United States, where advanced insulin delivery options are widely available, most PWD with intensive insulin needs are not using Smart Dosing solutions according to Seagrove Partners’ March 2025 market model. By disease type, the vast majority of PWD who are using Smart Dosing solutions are people with T1D whereas the penetration of Smart Dosing solutions among people with T2D is very low according to Seagrove Partners’ March 2025 market model.
According to the same market model, most PWD taking insulin in developed markets utilize a standalone CGM with MDI that is not connected to their insulin dosing solution. Similar to the United States, most PWD with

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intensive insulin needs in developed markets are not using Smart Dosing solutions. Emerging markets show even less penetration of advanced technologies. The implication is that the vast majority of PWD today rely on manual, error-prone, and burdensome methods of estimating, calculating, and dosing their daily insulin.
We believe that the adoption of Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and HCPs who prescribe these devices. For example, current AID systems on the market still require manual meal announcements, requiring PWD to estimate carbohydrates, be proficient at using technology or require physicians to make many adjustments to device settings, and attend to administrative diabetes management tasks—there is potential for a more intuitive, “hands-free” experience. Moreover, in the United States, some of the providers who treat this population are PCPs, not diabetes specialists. These PCPs often do not have the specialty knowledge, resources, or bandwidth to prescribe complex devices. This presents an opportunity to simplify these solutions, making them more accessible and easier to prescribe, ultimately enhancing support for both PWD and HCPs.
The key to driving adoption of Smart Dosing solutions is to offer users and prescribing physicians technology options that are not only clinically superior but also easily-accessible, simple, cost-effective, and user-friendly. With advanced technologies to offer, organizations like ours focus on closing education gaps among healthcare providers and PWD who are less familiar with new technologies. In doing so, we believe companies like ours have the potential to overcome perception barriers around clinical performance and technology simplicity.
Other Structural Characteristics of the Diabetes Industry
◦Regulatory Complexity and Clinical Quality: The regulatory standards in the markets for our products set a relatively high bar for approval in terms of performance, safety, and quality. In addition, timelines for U.S. FDA and CE Mark approvals for diabetes devices and technology can be extended, which requires a significant level of sophistication and investment that smaller new entrants often lack. Larger established players like us are generally more capable in navigating these regulatory hurdles, delivering and exceeding high clinical standards, executing clinical studies, and investing in the significant cost required.
◦Technological Requirements: Developing and manufacturing advanced diabetes management systems require significant R&D investment and a multidisciplinary mix of technical and clinical expertise. To succeed in our industry requires capabilities across electrochemical, mechanical, electric, biomedical, and software engineering; algorithm development, AI, and data science; hardware design; and consumer-facing electronics experience. Our market is characterized by rapid change and advances in new generations of technologies, requiring ongoing investment in R&D activities.
◦Intellectual Property: We and the competitors in our industry maintain significant intellectual property and defend against infringements, misappropriations, or violations vigorously.
◦Requires Scale: Some players in our space do not achieve profitability because they lack the required revenue scale, commercial reach, and manufacturing capacity. We have built a scaled manufacturing base that provides substantial operating leverage as we grow. We have produced over 5 million insulin pumps since 2001.
◦Customer Service and Support: Competing in our industry requires a significant customer support operation to interact with both medical professional as well as users. In addition, fragmented ecosystems from our competitors (e.g., multiple customer service phone lines) can confuse users and providers about whom to contact for system technical support or troubleshooting. Our integrated system approach provides a single point of contact, enhancing the customer experience.
Our Products and Offerings
Our Company strives to provide a holistic diabetes management ecosystem for our customers. We provide optionality and choice to our customer base, offering different form factors and treatment options which use integrated service channels that create one point of contact for all customer needs.

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Our primary mission is to help insulin-dependent PWD forget they have diabetes and live their best life. We do this by providing a comprehensive suite of Smart Dosing systems that are easy to use, automated, clinically superior to conventional treatment paradigms, and fully integrated. We are currently the only medical technology company in the diabetes space to commercialize a complete system, owning and innovating on all aspects of diabetes management systems for over 40 years. We offer two types of systems for people with intensive insulin diabetes: Automated Insulin Delivery (AID) and Smart Multiple Daily Injections (Smart MDI).
Figure E

MiniMed 780G system

The only system with Meal Detection™ technology† that provides automatic adjustments and corrections‡ to glucose levels every 5 minutes.§

Matt, living with type 1 diabetes since 2001
Hitting the trails with MiniMed since 2003

9:38
AM
100
mg/dL
0.5 U
Act. insulin

MiniMed 780G insulin pump

Flexible targets as low as 100mg/dL.

SmartGuard technology

Dynamic insulin adjustments as glucose levels change day and night.

Simplera Sync sensor

All-in-one easy-to-insert disposable continuous glucose monitor.

Extended infusion set

The first and only commercialized infusion set designed for up to 7 days of wear time.

MiniMed
9:38
100
0.5 U
Active Insulin
100
mg/dL
0.5 U
Active Insulin
Today
7
7:30
8
8:30
9
9:30
400
350
300
250
200
150
100
50

MiniMed Mobile app

Displays glucose levels, pump information, and insulin data on a phone or smart watch.

† Taking a bolus 15–20 min before a meal helps to keep sugar levels under control after eating.

‡ Refers to auto correct, which provides bolus assistance. Can deliver all correction doses automatically without user interaction, feature can be turned on and off.

§ Refers to SmartGuard™ technology. Individual results may vary.

minimed

The MiniMed 780G is our flagship AID system, which we believe most closely mimics how a healthy pancreas functions compared to other options available on the market today. Using our Meal Detection technology, it automatically adjusts and corrects every five minutes, providing as much insulin as needed, and exceeding the internationally recommended clinical outcomes for most patients. We are the first and currently the only company to

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commercialize a complete AID system comprised of an insulin pump, advanced dosing algorithm, the Simplera Sync CGM sensor, the MiniMed Extended Infusion Set, and the MiniMed Extended insulin reservoir.
The MiniMed 780G system has provided unparalleled clinical outcomes and is easy to use for PWD, caregivers, and healthcare teams. A person with diabetes using the system simply glances at his/her glucose and estimates carbohydrates a few times per day and the system does the rest. If the user forgets to enter his/her carbohydrates, the system’s patented Meal Detection technology automatically corrects glucose without alerting the user or requiring any effort from the user. Minimal to no action is required by caregivers because the system takes care of background and bolus insulin as needed. If desired, they may follow remotely with the CareLink Connect App. Finally, the MiniMed 780G system requires very little set-up/follow-up for healthcare teams. There are only three settings which impact insulin delivery and few, if any, changes are needed to the settings after system initiation. The 780G system is not only simple for PWD, their caregivers, and their healthcare team, it also delivers unmatched clinical outcomes, helping PWD live healthier and easier lives.
The MiniMed 780G system consists of the following components:
The MiniMed 780G insulin pump is our most advanced-generation insulin pump, offering enhanced functionality and technological integration with other components of our 780G system. It features a low glucose target setting (as low as 100 mg/dL) that closely mirrors the average glucose of someone not living with diabetes. With this setting, the pump will “treat to target” and will automatically and safely deliver basal insulin adjustments and autocorrections to a set target. The pump does not need to be left to charge, as the user simply needs to replace the AA batteries whenever necessary. Additionally, the pump features a companion mobile app that makes it easy for users to discreetly monitor their glucose levels and insulin pump data, receive notifications, and automatically upload data to the CareLink cloud. The product received CE Mark approval in June 2020 and U.S. FDA approval in April 2023.
The Simplera Sync CGM sensor is an easy-to-use, two-step insertion sensor that is fully disposable, worn on the arm, and can last for up to seven days of continuous sensor readings. It is small and able to be worn discreetly, engineered to comfortably withstand normal daily activity without coming off. Usage and insertion are easy, and the product requires no calibration. The Simplera Sync CGM received CE Mark approval in September 2023 and U.S. FDA approval in April 2025. We believe the improved design and ease of use of Simplera Sync will help accelerate penetration of the 780G system.

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Figure F

Diabetes at Mealtime

A healthy pancreas

provides the needed insulin continuously to stay in normal glucose range

>95%
Normal glycemia

High glucose
Low glucose
Meal consumed
1 Hr
2 Hrs

MiniMed 780G

more closely mimics a pancreas by detecting meals and auto adjusting insulin every 5 mins

78-81%
Normal glycemia

Meal
detected
1 Hr

Competitor A

relies on manual bolus entry and 1st generation automated basal delivery

65-70%
Normal glycemia

Manual bolus
by user
1 Hr

Glucose level   Insulin delivery

The MiniMed 780G system uses our SmartGuard dosing algorithm technology, which automatically delivers basal insulin and auto-correction doses every five minutes based on sensor glucose readings. Additionally, every night the algorithm updates to adapt to ongoing changes in user behavior patterns. Compared to other systems, SmartGuard technology is able to dose more insulin safely, early, and often when sensor glucose is trending to higher levels to avoid hyperglycemia without increasing the risk of lows. Up to 288 automatic adjustments can be made on a daily basis. With our Meal Detection technology, the system also uses current and past sugar trends to detect a missed meal dose. When a user forgets to bolus, if the system detects a meal based on the rapid rise in sugar levels, it will automatically deliver correction doses while sugar levels are rising, up to every five minutes, to help bring the user back to target.
As part of the MiniMed 780G system, we offer a broad portfolio of infusion sets and reservoirs available to match different patient body types and lifestyle needs. Our latest model is the MiniMed Extended Infusion set, which is the only commercialized infusion set to last up to seven days. This long-wear system eases the burden on PWD, allowing for fewer set changes and decreasing the burden of finding new infusion sites on their body. This set complements our Simplera Sync sensor, as users can replace them at the same weekly cadence. In addition to this model, we offer additional products to meet the diverse needs of PWD. For those with needle anxiety, we offer the MiniMed Mio Advance infusion set with an all-in-one insertion design. For those with allergies, we offer the MiniMed Sure-T infusion set, which uses a steel needle rather than a cannula.
The MiniMed 780G system has demonstrated the ability to significantly reduce burdens and improve outcomes relative to other treatment options available today, earning the highest satisfaction ratings among AID systems according to the annual dQ&A survey, and has proven to reduce effort required for many patients and result in a higher quality of life. Additionally, the system has delivered superior outcomes for diverse populations, including high-risk adolescents, the technology naive, and patients new to insulin pump therapy.
The MiniMed 780G system is indicated for T1D patients seven years of age and older, and as of           , we have more than            customers across more than 100 countries on the system. We also offer compatibility with our MiniMed Guardian 4 sensor, Simplera Sync, major smartwatch platforms, and ultra-rapid acting insulins including Fiasp and Lyumjev. In addition to the MiniMed 780G system, we offer prior versions of our AID system including

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MiniMed 770G, MiniMed 740G, and MiniMed 720G in select markets based on access and market need, which all have a connected CGM and smartphone compatibility.
Figure G

Smart MDI system

The only MDI + CGM solution that uses real-time glucose and insulin levels to take the guesswork out of insulin dosing.

SUPPLIES

Jen, living with type 1 diabetes since 2013
Loving her InPen since 2020

InPen smart insulin pen

A reusable smart insulin pen that uses Bluetooth® technology to send dose information to a mobile app. Offering dose calculations and tracking, InPen helps take some of the mental math out of your diabetes management.

Simplera sensor

All-in-one easy-to-insert disposable continuous glucose monitor.

Calculate Dose
118 mg/dL
Current Glucose
4.0 U
Active Insulin
7:00 AM
11:00 AM
3:00 PM
NOW
12 HR
400
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40
Today
4 U Rapid-acting 0m ago
20 g Carbs 0m ago
118 Glucose 0m ago
5.5 U Rapid-acting 12:09 PM
140 Glucose 12:09 PM
HOME
LOGBOOK
REPORTS
SETTINGS
9:41
7
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InPen app and Simplera app

The app uses your glucose levels and a carbohydrate estimate to recommend the dose that's right for you. It even considers the amount of insulin that's still working in your body, to help you avoid lows.

minimed

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For PWD that choose to manage their diabetes with MDI injections instead of an insulin pump, we offer our Smart MDI system. Smart MDI helps limit the guesswork typically required for manual insulin dosing to help PWD deliver the appropriate dose at the appropriate time and improve health outcomes relative to patients who only use a CGM sensor. Studies have indicated that our Smart MDI system can deliver a 70.3% TIR and a 13% reduction in hypoglycemic events relative to baseline.
The system is comprised of the MiniMed InPen (a Bluetooth-connected smart insulin pen), the MiniMed Simplera sensor (a user-friendly and fully disposable seven-day CGM sensor), and an integrated management app. The Smart MDI system works by reading the glucose levels of the user from the CGM and recommending the appropriate amount of insulin to take via the InPen. Critically, this is the first and only system available today that tracks and measures both insulin dose delivered and glucose data to deliver personalized, real-time dosing recommendations so that PWD using the system can take the exact dose they need. This system is also compatible with the MiniMed Guardian 4 sensor and is indicated for insulin-taking PWD seven years of age and older. For patients who fear needle injections or desire a more comfortable injection experience, we also offer i-Port Advance, a three-day, simple-to-apply, and fully disposable injection port.
CareLink
CareLink is the software platform that provides support for PWD, their caretakers, and HCPs to help manage diabetes treatment. CareLink aggregates disease management data points, such as real-time CGM readings and insulin dosing logs, to generate actionable insights that can help improve health outcomes. Since the platform’s inception in 2006, we have continued to enhance its functionality with regular updates.
The CareLink patient dashboard improves efficiency by providing easy access to data to assess therapy management performance at a glance, displayed in a single, interactive view. This includes a 24-hour sensor glucose overview to show users how they are doing in managing their treatment and whether adjustments or changes need to be made. PWD, their caretakers, and HCPs can get updates on key performance indicators, tracking trends and changes in glucose, TIR, extreme glucose levels, and device usage. With the patient dashboard, providers can remotely monitor key data points for all their patients in one view, including TIR, insulin delivery, and device usage. This platform simplifies HCPs’ workflow, helping to prioritize which of their patients need the most support and facilitating more efficient allocation of time and resources to help HCPs run their practices more effectively.
Software Applications
To enable users to access their information with ease, we have several apps that allow users to view their information. The MiniMed Mobile app connects to a user’s pump and CGM, displaying information like their current sensor reading, insulin delivery information, and TIR. The CareLink Connect app allows family member, friends, or care partners to monitor users’ diabetes information in real time, allowing them to monitor outcomes and support PWD with their diabetes management.
Legacy Products
In certain markets and geographies, we continue to offer legacy versions of our products. Over time, we expect these legacy products will make up a smaller percentage of our revenue and user base.

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Clinical / Real-World Evidence
Our commitment to PWD has always been to create a smarter and easier future for PWD, which has driven our organization to develop what we believe is currently the world’s best AID system, the MiniMed 780G. The 780G has consistently demonstrated superior glycemic control, clinical efficacy, and cost-effectiveness compared to other diabetes treatment options, including competing AID systems based on real-world data and literature meta-analyses. Additionally, the 780G’s ability to manage basal and bolus insulin delivery without any action required greatly eases the burden of managing diabetes. The clinical and real-world evidence base for the 780G is robust, consisting of six randomized clinical trials, four health economics analyses, over 200 peer-reviewed publications, and real-world evidence based on over 350,000 PWD. The breadth and depth of this data reinforces our belief that the 780G is the most advanced technology in diabetes, improving the lives of PWD, their families, caregivers, and HCPs who care for PWD.
Clinical Measurements of Blood Glucose Levels and Glycemic Control
Glycemic control has two widely-accepted measures: TIR and A1C. TIR is a representation of blood glucose levels as measured by a CGM device, expressed as a percentage of time spent between 70 and 180 mg/dL, or 3.9 and 10.0 mmol/L. The target for TIR, based on ADA guidelines, is >70%. A1C is measured with a blood test and is a representation of the average blood sugar over the previous three months. The ADA recommendation for A1C is <7.0%, or 53 mmol/mol.
Unmet Needs and Burden of Current Therapies
Despite the recent advancement of technology to treat diabetes and its increased use, diabetes management is still burdensome to PWD as they struggle to achieve glycemic control and stay in range. More than 74% of people living with T1D do not meet the international consensus-recommended glycemic targets by ADA, even though four out of five T1D patients in the United States use a CGM. CGMs only provide glucose readings and do not directly address or correct a user’s high or low glucose levels. High glucose and poor glycemic control can lead to serious harm, such as nerve damage, kidney damage, and retina blood vessel damage, which can progress to renal failure and vision loss, among other life-altering complications.
Therefore, without more advanced tools, the burden of determining insulin dosing falls on PWD, which has been proven to be ineffective at the population level. Such burdens make managing diabetes an “around-the-clock” job for PWD, leading to errors, suboptimal glycemic control, and a lower quality of life. MDI therapy requires carb counting or carb estimates to determine mealtime bolus dosing and potential correction doses. We estimate more than 65% of PWD struggle to consistently calculate meal carbohydrates accurately, which has been proven to result in up to 0.8% higher A1C, in addition to episodes of high and low blood sugar, in youth with T1D. Managing diabetes also takes a toll on mental health as studies have shown that anywhere from 20-40% of people with T1D experience emotional distress from the burden of self-management.

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Figure H

MiniMed is Better

Better than others

Over 40 more days a year in good control
versus the competition

Up to €43,000 less on medical care
versus traditional therapy

4.4x more users have achieved their diabetes goals
versus those on injection therapy and CGM

Easy to use

Forgiveness for undercounted carbs or missed meals

96% fewer injections (vs typical MDI user)

Significant increase in treatment satisfaction (vs MDI)

For everyone

Challenging youth
+9 hrs/day time in range

Diverse cultures and diets
All top 40 countries have achieved glycemic goals

Tech naïve adults
80%+ time in range

Hormone variations
70%+ time in range throughout menstrual cycle

The 780G has Improved Glycemic Control versus the Current Standard of Care
The ADAPT study is the first multi-national randomized control study evaluating the performance of the 780G system versus standard of care (MDI + isCGM) in individuals with T1D who were poorly controlled (A1C of 9% at baseline) despite scanning their glucose levels at least five times per day. At six months of this study, A1C had decreased by around 1.54% to 7.32% for 780G users, compared to a decrease of around 0.2% to 8.91% for users of MDI + isCGM. The use of the 780G system in this study demonstrated the benefits in glycemic outcomes and users’ satisfaction beyond those that can be achieved with MDI + isCGM. Additionally, significantly more users on the 780G achieved the TIR and A1C targets than users on MDI + isCGM. This data supports providing access to our advanced hybrid closed-loop system in people with T1D who are not at target glucose levels. On average, participants using the MiniMed 780G system reported improved quality of life as measured in decreased social worry and diabetes worry, as well as increased treatment satisfaction, impact, and general well-being.
The 780G’s Superiority has been Further Supported by Real-World Evidence
Clinical trials in the safety/efficacy of diabetes devices are conducted in a relatively small cohort of participants, usually fewer than 500. There may be substantial selection bias involved in those people with T1D who volunteer or who are asked to volunteer. It is important to confirm the results of clinical trials with real-world evidence which often involves tens of thousands of users of a device which mitigates the likelihood of selection bias. The real-world data has confirmed the results seen in the 780G clinical trials. Real-world evidence from over 100,000 users from 34 countries in EMEA demonstrated that the 780G can help improve outcomes for people living with T1D by safely achieving glycemic targets. This retrospective analysis of aggregated data uploaded by 780G users from August 2020 to August 2023 showed that 85% of the users using recommended settings achieved individual glycemic targets, specifically GMI below 7%. GMI is a population-based estimate of A1C based on mean GCM glucose that is widely accepted as an indicator in the diabetes industry. In addition, 71% of users using recommended settings achieved the combined glycemic targets of TIR above 70%, Time Below 70 mg/dL below 4%, or Time Below 54 mg/dL below 1%. Mean TIR was 79% and mean GMI was 6.7% in those who were using the recommended settings. The 780G has consistent outcomes in diverse populations of users across age, gender, geography, and prior levels of glycemic control. The glycemic outcome results were sustained up to 12 months.

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Proven real-world success in EMEA has also been replicated in the United States. Real-world data on more than 7,000 U.S. users showed that TIR was 77.0% for all users and 81.4% for those using recommended SmartGuard settings with a glucose target of 100mg/dL and active insulin time of two hours.
The 780G’s Ease of Use Can Reduce the Burden of Managing Diabetes
The MiniMed 780G system has multiple advanced features which we believe reduces the burden of managing diabetes this is further supported by clinical and real-world evidence.
Estimating carbohydrate intake is a significant burden for PWD while missed or late meal boluses have significant negative impact on glycemic outcomes and TIR. The 780G allows PWD to miss or be late to meal boluses, or mis-estimate their carbohydrate intake, and still achieve glycemic targets. The 780G’s five-minute auto-corrections compensates for these missed or late insulin doses. In addition, when PWD underestimate their carbohydrate intake, the 780G adjusts insulin delivery automatically to help improve outcomes. A randomized control trial showed that, even with adolescents that cannot or do not want to estimate carbohydrates, using the 780G with a simplified meal announcement improved their TIR from 47.5% to 73.5%, resulting in over six hours additional time in range, while achieving similar A1C levels as those precisely estimating their carbohydrates (6.8% versus 6.6%, respectively).
The 780G’s ease of use also benefits people who have no prior experience with pump therapy—specifically, users who are on MDI + SMBG. Based on a two-center, randomized control study with 37 participants, users who switched from MDI + SMBG to the 780G experienced a 16% increase in TIR to 85%, with significant improvements in A1C levels from 7.05% to 6.7% and in quality of life. 100% of the 780G users achieved ADA-recommended TIR or better compared to only 29% for MDI + SMBG users.
With the lessened burden of managing diabetes, PWD experience improved quality of life. A French observational study spanning a period of 12 months with 270 participants who had been receiving continuous subcutaneous insulin infusion therapy showed that treatment satisfaction increased across age groups for PWD on the 780G, and quality of life, using the Diabetes Quality of Life (DQOL) instrument in adults, also improved. In addition, fear of hypoglycemia decreased in adults and children for PWD who used the 780G.
The 780G System Can Improve Outcomes for Diverse Populations of PWD
The 780G has shown to be an effective therapy for diverse groups of people, delivering international consensus-recommended glycemic control. Regardless of age, gender, race, socioeconomic backgrounds, or culture, our AID system has proven to achieve meaningful improvement in glycemic levels.
People who are in a challenging age group
The 780G significantly improves outcomes for adolescents whose diabetes is high risk and challenging to manage. For adolescents ages 13-25, the 780G provides sustained glycemic improvement, with TIR increasing by more than 30 percentage points, A1C decreasing by more than 2.5 percentage points at 12 months, and the rate of diabetic ketoacidosis decreasing by almost 40%.
People who are living with T2D with or without GLP-1 use
A 13-site, single-arm observational study of 89 adults with T2D who had been using either MDI or CSII pump therapy showed significant improvement in TIR and A1C levels after switching to the MiniMed 780G, with or without GLP-1 use. The participants underwent an approximately 21-day run-in period of open-loop or hybrid closed-loop followed by an approximately 90-day study period of 780G use. Users on the 780G saw their TIR increase from 72.2% during the run-in to 79.8%, with a reduction in A1C levels from 7.9% at baseline and during run-in to 7.2%. Additionally, there was no significant difference in A1C levels between GLP-1 users and nonusers. For GLP-1 users, A1C levels decreased from 7.6% to 7.1% whereas A1C levels decreased from 7.7% to 7.2% for nonusers.

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People who prefer different options
The 780G works well for PWD who do not prioritize glycemic control in bolusing or precisely estimating carbohydrates. For those who do want to prioritize achieving near-normal TIR levels, the 780G has demonstrated impressive results with time in tight range (TITR), defined as a percentage time spent in between 70 and 140 mg/dL (as opposed to time spent in between 70 and 180 mg/dL for TIR). TITR can be a more appropriate indicator in certain situations than TIR, such as when glucose levels are close to normal, when tighter glycemic control is required, or as a marker of a system’s ability to effectively control hyperglycemia. A study of real-world T1D users of the 780G demonstrated that its use improved TITR by 11.7% to 48.9% in those 15 or under and by 11.6% to 48.8% for those over 15, compared to the period before 780G use. Moreover, users on recommended settings achieved at least 50% TITR. Another study showed that 780G users who are 56 or older with T1D achieved a TITR of 51.3%; for those using recommended settings, TITR was even higher at 57.4%. Data for TITR performance of competing systems and therapies is not widely available at the time of publication in February 2025.
People across different socioeconomic, cultural and geographical backgrounds
We believe that the 780G can deliver recommended clinical outcomes across many geographies despite variability in diet and lifestyle, making access to superior solutions more equitable. All top 40 countries achieve glycemic goals.
The 780G System Has Delivered Best-in-Class Glycemic Control Outcomes Over Current AID Systems and Insulin Pumps
According to a meta-analysis of 28 randomized control trials of people with T1D, 780G users achieved the highest TIR across all users of tested AID systems. The 780G achieved the highest TIR mean difference of 21.6% compared to subcutaneous insulin therapy alone, 5.1% higher than Tandem’s T:slim X2 with Control-IQ technology, 8.9% higher than CamDiab’s CamAPS Fx, and 10.7% higher than Diabeloop’s Generation 1. Although all hybrid closed-loop systems reduced users’ time below target range, 780G users exhibited the largest reductions compared to subcutaneous insulin therapy without continuous glucose monitoring. The risk of severe hypoglycemia and diabetic ketoacidosis was similar to other types of insulin therapy.
In addition to clinical studies, based on published real-world data, the 780G has proven to help its users maintain the closest TIR to a healthy pancreas compared to competing AID systems. Acknowledging differences in patient age distributions can impact sustained TIR results published in real-world data, a healthy pancreas maintains a TIR of 95%+; the 780G has helped maintain a median TIR of 75-78% compared to Tandem’s Control-IQ with median TIR of 61-70% and Insulet’s Omnipod 5 with median TIR of 65-70%. Moreover, 27% of those using Omnipod 5 achieved a TIR over 70%, whereas 780G achieved 73% overall and 79% with recommended target of 100 mg/dL in adults.
The 780G Can Be Cost-Effective
The 780G can be a cost-effective way to manage diabetes and provide both long- and short-term economic benefits to PWD and healthcare systems. An analysis of data sourced from the ADAPT trial showed that 780G could potentially generate long-term savings between €12,000 and €44,000 per quality-adjusted life year across six European countries through reduced diabetes-related complications, compared to MDI + isCGM, in people with T1D with suboptimal glycemic control. Another model showed that 780G use could save around €710 annually in Europe over five years of therapy from avoided complications and reduced absenteeism.

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Innovation / Pipeline and Future Initiatives
Overview
We plan to continue our track record of creating disruptive technologies in the diabetes industry with our rich pipeline including the MiniMed Flex, our smaller, screenless, newly-designed insulin pump; our next-generation SmartGuard Advance dosing algorithm; and our MiniMed Fit patch pump with extended wear. In addition, we are working to progress an alternative CGM sensor in our global partnership with Abbott. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.
Figure I
In addition, among our key initiatives, we plan to expand our indications for use which have the potential to deepen our penetration of our addressable market in diabetes. Our AID system labeling is currently for people with T1D and our Smart MDI system labeling is for T1D and T2D intensive insulin diabetes.
Pipeline and Future Initiatives Detail
We illustrate our historical and future evolution treating PWD with our products in the three stages below. Our MiniMed 670 system with Guardian sensor represented our first generation of products in AID—products that were first to market and transformed the lives of many PWD but still required some manual input. We believe that with the MiniMed 780G system and Simplera Sync CGM sensor, we are currently in the second generation of products in AID. With our improved dosing algorithm and CGM sensor, we believe we have enhanced the overall user experience. In the near future, subject to regulatory approval, we plan to globally introduce our new insulin pump, our next-generation SmartGuard Advance dosing algorithm, improved Simplera Sync CGM, and CGM made by Abbott, ultimately providing what we believe will have the potential to be the best performing and easiest-to-use “hands-free” AID user experience in the market.
Our pipeline and future initiatives are described in more fulsome detail below.

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Second-Generation AID Expansion
After launching our MiniMed 780G system, latest InPen system, Simplera Sync, and Simplera CGMs, our remaining second-generation AID initiatives represent initiatives where we plan to leverage our current products, including our pioneering and industry-leading dosing algorithm and system data, to expand our indications and improve the user’s sensor experience.
MiniMed 780G Indication Expansion
We have applied for approval for additional indications for our flagship MiniMed 780G System, seeking to expand to include approval for the T2D intensive insulin populations in the United States and the EU, additional insulin formulations in the United States and the EU, and pediatric patients in the EU. We believe the T2D intensive insulin population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system. These new indications, if approved, will further expand our total addressable market beyond T1D.
We believe the T2D intensive insulin population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system. We finished clinical trials in the United States and applied for U.S. FDA approval for intensive insulin T2D with our MiniMed 780G system in fiscal year 2025. In Europe, we submitted for indication expansion in fiscal year 2025 and are awaiting GMED response.
Third-Generation AID Pipeline
With our third-generation products, we plan to introduce a comprehensive platform that will unify our products through a modernized and consistent app that will connect the user, HCPs, and caregivers. We believe this comprehensive platform will help address the different needs and preferences of this population, while simplifying their therapy options and data management to one source.
MiniMed Flex Pump
MiniMed Flex is our planned next-generation tubed insulin pump for PWD. With its reduced size, sleek design, seven-day-wear infusion set, and smartphone control, we believe MiniMed Flex offers superior benefits:
◦Improved hardware experience and design: Compared to other insulin pumps on the market, we expect that MiniMed Flex will offer the longest infusion set lifespan and leading insulin capacity, with a 300-unit reservoir. It is our first screenless rechargeable pump, expected to only require a 30 minute charge every seven days. In addition, it is 50% the size of the current MiniMed 780G and will have a more modern interface for the user.
◦Simplified app experience: The Flex Pump is expected to be designed to be fully controlled by a mobile app, allowing PWD to bolus, change settings, and silence alarms directly from their phones. A dedicated controller is expected to be available for those who do not have access to or prefer not to use an app.
◦Access to best-in-class algorithm: Flex Pump’s advanced control algorithm is expected to provide superior TIR and its integration with our own sensor is designed to eliminate the need for multiple apps.
◦Simplified training experience: The Flex Pump offers a simplified training experience with all-in-one training options to ease the burden of PWD, their caregivers, and HCPs.
We anticipate the Flex Pump will work with our Simplera Sync sensor as well as the CGM made by Abbott. We expect to submit our applications for U.S. FDA and CE Mark approval by the end of fiscal year 2026.
Sensor Flexibility with CGM made by Abbott
In addition to Simplera, with our third generation of products, we plan to introduce an alternative CGM with our global partnership with Abbott. Abbott is expected to supply an alternative CGM sensor based on Abbott’s most advanced technology to work exclusively with certain of our AID and Smart MDI systems. This sensor is designed to ensure non-adjunctive use and seamless integration with certain of our systems. The MiniMed 780G system that

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is compatible with the CGM made by Abbott was submitted for U.S. FDA approval in April 2025 and is expected to be submitted for CE Mark approval by the end of fiscal year 2026.
We believe integrating the CGM made by Abbott into our AID and Smart MDI systems allows us to expand access for PWD by combining our advanced insulin dosing solutions with the most widely used CGM in the world. We look forward to offering our Simplera platform alongside the CGM made by Abbott to bring more choice to PWD within one seamless MiniMed experience.
AID and Smart MDI Expansion
Next-Generation SmartGuard Advance Dosing Algorithm
We believe we are poised to extend our category leadership with our next-generation SmartGuard Advance algorithm which we expect will enable a “hands-free” AID system that can safely and reliably deliver the right doses of insulin at the right time without any regular user input. This next-generation algorithm is being designed to minimize the burden of managing diabetes by eliminating carb counting and manual food bolusing while allowing the user to maintain class-leading and consensus-recommended levels of glycemic control. We believe our algorithm will be highly differentiated among the algorithms currently in the market, minimizing input by the user and the provider.
MiniMed Fit Patch Pump
MiniMed Fit is our planned patch pump and is intended to offer an alternative form factor to our tubed pump. We expect that MiniMed Fit will offer a discreet, convenient diabetes product with the potential for extended wear time (up to seven days), large reservoir (300 units), and smartphone control. In addition, the MiniMed Fit patch pump’s differentiated two-piece design operates quietly and reduces waste, with a reusable component containing the rechargeable battery and high-resolution electronics, and a consumable or disposable component containing the insulin reservoir and on-body adhesive.
We believe MiniMed Fit will be attractive to both the T1D and T2D populations given its reservoir size and days of wear. We also believe the product is positioned to enhance our U.S. pharmacy channel strategy.
Next-Generation Smart MDI
We are progressing several enhancements to our Smart MDI system focused on enhancing and simplifying the user experience, including by providing proactive and predictive dosing recommendations, automating glucose level prediction in the background, and prompting the user to bolus or correct before he or she risks becoming hyperglycemic. We believe these enhancements will have the ability to deliver near closed-loop system results with a Smart MDI insulin delivery mechanism preferred by many patients today.
Below is a table that describes our pipeline and future initiatives in more detail.

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Figure J

Name	Expected U.S. FDA Submission	Description	Illustration(a)
Indication Expansions for MiniMed 780G Tethered Pump	Submitted	Expanded indication to T2D, new insulins, and pediatrics (EU)
CGM made by Abbott	Submitted	Alternative sensor based on Abbott’s most advanced technology
MiniMed Flex Tethered Pump	FY2026	Next-generation tubed insulin pump for patients seeking discreet and convenient diabetes management with improved features
Next-Generation Smart MDI	FY2026	Next-generation Smart MDI with improved features and usability
SmartGuard Advance Dosing Algorithm	After FY2026	Next-generation algorithm requiring no effort for meal management by the user
MiniMed Fit Patch Pump	After FY2026	Pump in patch form factor with differentiated two-piece design and up to seven days wear
________________
(a)Images not to scale.
The descriptions above regarding our pipeline and future initiatives are based on our current expectations are therefore subject to certain risks and uncertainties. Please see “Risk Factors.”
Abbott Integration, Supply, and Distribution Agreement
On July 31, 2024, Medtronic MiniMed, Inc., a subsidiary of the Company, entered into an integration, supply, and distribution agreement with Abbott (the “Abbott Agreement”). Under the terms of the Abbott Agreement, Abbott will supply us with the CGM made by Abbott in certain specified jurisdictions in exchange for formula-based payment per unit. The CGM made by Abbott is designed to work exclusively with certain of our AID and Smart MDI systems. The Abbott agreement will continue for an initial term of seven years and will automatically renew every two years thereafter for successive two-year terms, absent two years’ advance non-renewal notice by either party or unless terminated in accordance with the terms of the agreement. Under the terms of the Abbott Agreement, we agreed that we will not purchase, market, or distribute CGMs from Abbott’s major CGM competitors.
Blackstone Co-Development Agreements
Medtronic is party to certain arrangements with Blackstone to receive funding for expenses related to the development of specific Diabetes products up to certain caps for each project (collectively, the “Blackstone Agreements”). Medtronic is required to use certain defined commercially reasonable efforts to take certain development actions set forth in the Blackstone Agreements and to commercialize the applicable Blackstone-funded Diabetes products in certain specified jurisdictions for a specified period of time.

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Upon regulatory approval and commercial launch in the United States of each applicable Diabetes product, Medtronic will pay quarterly royalties to Blackstone equal to a low-to-high single digit percentage of net sales during the term of the applicable Blackstone Agreement. For each of the first two years post-U.S. commercial launch, these royalty payments are subject to a minimum threshold equal to 50% to 75% of the respective project's funding amount or, if greater, the applicable royalty percentage. Certain upwards adjustments to the payments owed to Blackstone apply if a development project is delayed. Under certain termination provisions, the Company’s payment obligation to Blackstone will survive, and in certain termination circumstances, a payment to Blackstone of a multiple of the funded amounts may be required. As of April 26, 2024, no Blackstone-funded Diabetes products have been commercially launched.
We expect the Blackstone Agreements will be assigned to the Company pursuant to the Separation Agreement.
Our Competitive Strengths
We believe the following strengths provide our business with significant, lasting advantages:
Unique and differentiated technology system delivering superior health outcomes and reducing diabetes disease burden for patients
We are the only player that independently commercializes a fully-integrated Smart Dosing system by offering all the components required, including the capability to produce pumps and insulin pens, glucose sensors, dosing algorithms, associated consumables, software, and applications, as well as wraparound system support. Our fully-integrated system addresses two key pain-points for PWD: health outcomes and complexity of diabetes management.
Addressing Health Outcomes: Our systems have consistently delivered superior clinical outcomes across diabetes populations, with a robust body of clinical evidence from controlled studies as well as real-world outcomes supporting our ability to improve glycemic control when compared to competing Smart Dosing systems as well as traditional therapy treatment options, including MDI with an unconnected CGM. Driving these better outcomes is crucial to relieving users of the serious comorbidities and health risks associated with diabetes—renal disease, blindness, nerve damage, and cardiovascular disease risk, among others. In addition to clinical studies, health economics studies have shown that our products also are associated with higher life expectancy and better cost-effectiveness versus traditional therapies. We believe the key to delivering these outcomes is our robust dosing algorithm, which was built with the benefit of hundreds of millions of patient data points accumulated over our years of operation.
Addressing Complexity: We address complexity by offering a simple solution and customer experience that removes some of the constant administrative, physical, mental, and emotional burdens associated with managing diabetes. We believe our robust and forgiving algorithm is the market leader in effectiveness based on the results of our clinical studies. It can adjust for the occasional missed meals and deliver autocorrections to keep patients in a healthy glycemic range. As the only medical device company that commercializes all the components of a full Smart Dosing system, our solutions are designed to integrate best and work better together. For example, the CGM and pump connect seamlessly without line-of-sight issues. Our customers have a single vendor and point of contact for their technology needs, further simplifying their disease management and reducing burden. We operate scaled global call centers, available on a 24/7/365 basis and supporting 25 different languages, with a single customer service line that handles issues for patients with any element of their diabetes management system. We offer a comprehensive range of treatment options, enabling user choice without sacrificing technological connectivity. Our CareLink software is fully compatible with our insulin pump, smart pen, CGM sensor, and consumables, providing a solution for HCPs to manage their clinics more effectively and for users and their caretakers to track their therapy easily.
Altogether, our products deliver a better quality of life for PWD. This has been our focus since launching our first-generation MiniMed 670G hybrid closed-loop system in 2016, and continues today as we develop our third-generation AID solutions. Our ecosystem of technologies are robust, reliable, easy-to-use, adapt to varying lifestyles and preferences, employ closed-loop autonomous dosing capabilities, and deliver health outcomes for a wide diversity of patient types. We are also able to implement system-wide cybersecurity risk mitigations that are fully

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integrated into our product offerings and are under our control. As PWD adopt Smart Dosing, we believe these factors position our company to capture share.
The global leader in diabetes medical devices with the largest number of pump users, broad and deep commercial reach, and scaled manufacturing capabilities
Among leading diabetes device manufacturers as identified by Seagrove Partners, we have the largest global footprint in our industry, operating in more than 100 countries, and with            pump users as of           . We deliver on our mission with a well-invested, global, and experienced employee base of more than            dedicated employees globally, including over            commercial employees, and two world-class dedicated manufacturing facilities. Commercially and operationally, our scaled global infrastructure creates a significant barrier to entry, given our decades-long presence operating outside of the United States. We have experience navigating numerous distinct local regulatory and reimbursement regimes and have made a significant level of upfront investment that is required to establish footholds in our markets. As we go to market, we promote education in AID, expand availability of our products in the United States across distribution channels and health plans, and are differentiating ourselves outside of the United States in national tender regimes.
Over our years of operation, we have developed a deep understanding of each of our markets’ unique local dynamics to optimize our commercial approach. In many markets, our sales cycle is high touch, where we benefit by dedicating resources to functions that range from demand generation, both in the field and in digital marketing, through fulfillment support and renewals. Country to country, particularly within the EU, Japan, and Australia, we adapt our selling motion to a variety of payment schemes, varying constraints on our marketing activity, and differing levels of government and private payor involvement. We support patients and healthcare professionals in their treatment decisions and ongoing product utilization, building relationships with over 36,000 prescribing HCPs globally, including through clinical field professionals.
We have built a scaled manufacturing base, which enables our profitability and provides substantial operating leverage as we grow. We have produced over 5 million insulin pumps since 2001. Our manufacturing capabilities include automated production lines for our CGM sensors, which can produce a sensor every            seconds.
Significant body of compelling clinical and real-world evidence demonstrating our technology’s superior performance
The MiniMed 780G system has a strong base of clinical evidence, supported by over 200 clinical publications, six randomized controlled trials, and four economic analyses, as of March 2025. In addition, there is a significant base of real-world data and experience as well from users, as hundreds of thousands of people have used our products. Broadly, this evidence supports the superiority of our system against other existing treatment options. Over the years, our products have produced consistent high-quality results for users.
A real-world study of adults using recommended settings observed an approximately 81% TIR outcome, well above the 70% minimum ADA guideline, and that 86% of MiniMed patients achieve at least that minimum 70% TIR. In a published meta-analysis, MiniMed users also exhibited the largest improvement in TIR when compared with competing systems, showing a mean difference of over 21% net higher TIR as compared with MDI, or five hours per day improvement. In the ADAPT randomized controlled study, users of our MiniMed780G system with our SmartGuard algorithm and Meal Detection technology achieve a significant average reduction in A1C of 1.4%, compared to MDI therapy with CGM alone.
Our system is also differentiated in its ability to deliver improved outcomes across a variety of diverse patient ages, diets, and lifestyles across the world. It is effective in difficult-to-treat populations: For example, evidence shows that high-risk T1D youth (aged 13-25 years) achieve more than nine additional hours of TIR after switching to a MiniMed 780G from MDI. It is simple enough for all users: patients naive to technology achieve 85% TIR after switching to MiniMed 780G. The MiniMed 780G ranked first in pump satisfaction in the United States in 2024, its first full year on the market, according to dQ&A, a quarterly independent survey of more than 1,800 PWD. Taken together, evidence shows that our solutions, through the simplicity of using one purpose-built technology ecosystem, improves the quality of life for our patients.

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Industry-defining innovation track record, skilled global R&D team, and robust proprietary Virtual Patient Model
We have a 40+ year history of demonstrated excellence in innovation. We are committed to making material contributions to improving the lives of PWD through industry-defining inventions, including the first insulin pump with mass-market appeal and usability, the first physician-use CGM system, and the first hybrid closed-loop pump system. We support our innovation mission with a strong base of scientific, engineering, and regulatory expertise. Leading our efforts are            research and development professionals. We have continuously invested in these capabilities and our innovation, deploying over $750 million in research and development over the last two fiscal years.
Over the years, we have accumulated a wealth of longitudinal patient data and experience to support our continued innovation as the only company that has developed and commercialized both insulin delivery systems and CGM systems. Leveraging this proprietary data, we have constructed a robust Virtual Patient Model comprised of            datapoints from a wide variety of patients that simulates real-world conditions across a range of physiologies. With this Virtual Patient Model, we can accelerate our ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. We believe it is a critical differentiator versus our competition, as dosing algorithms become more complicated and precise—eventually creating a completely hands-free experience, eliminating elements of user input such as carb counting.
Large intellectual property portfolio, fortifying our competitive positioning
Over our decades in operation, we have accumulated a large body of intellectual property. We vigorously safeguard our proprietary rights through a combination of patents, copyrights, trade secrets, nondisclosure agreements, and other legal protections. As of January 2025, we own or have rights to a large global patent portfolio with over 2,500 patents and patent applications worldwide, certain of which relate to various current or prospective aspects of the MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems. Protecting our intellectual property is a core strategic focus for our business, as we believe many of our current technologies and those in our pipeline are superior advancements to other products that are available today.
Attractive financial profile characterized by strong net sales growth, high device content per customer, and recurring revenue visibility
Our competitive strengths and execution of our strategy has resulted in an attractive financial profile for our business. We have demonstrated double-digit year-over-year net sales growth in the last            fiscal years, driven by growing sales of our MiniMed 780G system as well as the successful launch of our Simplera CGM sensor in the EU and the United States and Simplera Sync in the EU. Being the only player in the market that commercializes all parts of an integrated diabetes management system allows us to have the opportunity to generate greater revenue per customer compared to competitors that only offer components of such systems and positions us to grow and take share through commercial execution, particularly with our next generation of products.
Our offerings are designed to generate a significant amount of recurring revenue. We have a robust global base of more than            pump users as of           . To this user base, we sell compatible consumable products, including insulin CGM sensors, infusion sets, reservoirs, and other software and services. In fiscal year 2024, 77% of our total revenue came from the sales of CGM consumables, software, and services, which are recurring in nature and we believe make our core revenue base durable and resilient. We are well-positioned to operate at an attractive margin profile in the near- and long-term as a result of our best-in-class clinical outcomes, scaled commercial presence and infrastructure, and pipeline of innovative products, including our patch pump in development.
Highly experienced management team with a purpose-driven workforce—driving performance with a culture of accountability
Our global organization is led by an experienced, proven, and performance-driven senior management team that manages all aspects of our business. Our senior management team consists of industry and corporate veterans with a track record of leadership both within Medtronic and in other select world-class organizations. This team has a passionate focus on helping PWD, and has been responsible for key recent organizational achievements that put our

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business on its current trajectory, including the 2023 U.S. FDA approval of our MiniMed 780G system, 2024 CE Mark and 2025 U.S. FDA approval for MiniMed 780G with Simplera Sync sensor, 2024 U.S. FDA approval of our Simplera CGM sensor, and our recent global sensor partnership with Abbott announced in 2024.
We are supported by a dedicated, mission-focused global team of over            employees as of April 2025.           % of those employees have a strong connection to Diabetes, because they either have Diabetes themselves or have a close loved one who lives with Diabetes. Together, our team has built a culture of accountability and execution, where any individual can reach their full potential, make a difference for our customers, and be rewarded for it. We pride ourselves on our MiniMed Business System and Ways of Working and have established over 1,000 ongoing continuous improvement initiatives and milestones with individual dedicated initiative owners driving towards milestones to improve the business every day. These initiatives and focus have driven our recent momentum and our business on its current trajectory.
Our Growth Strategies
We aim to generate sustainable and profitable growth through execution of our corporate strategies.
Serve unmet needs with our current AID system generation of solutions by executing our commercial strategy and expanding clinical indications
We plan to continue to drive adoption of AID across our addressable market and additional population segments. In our current addressable market, we are driving sales of our MiniMed 780G system by communicating its clinical efficacy and customer experience benefits to PWD and prescribing HCPs through field clinical engagement, digital marketing, and our other commercial activities. Alongside patients new to therapy, we are focused on upgrading individuals using our prior pump generations, those using competing pumps, and others who are currently using more traditional solutions like MDI. We believe this most recent generation will continue to resonate with customers. Another key growth strategy is to increase the attachment rate on our CGM from our insulin pump customers which we believe we can do with our next-generation Simplera Sync CGM. Since the launch of our Simplera Sync sensor in the EU, nine of ten new patients using MiniMed 780G in those markets have purchased our Simplera Sync sensors.
We also have an opportunity to grow the addressable market for MiniMed 780G through expanded indication labeling. The MiniMed 780G system is currently indicated for people living with T1D, and we are actively pursuing additional labeling for people living with T2D who require intensive insulin therapy. In addition, we are continuing investment in clinical research to pursue indications for people with T1D between two and seven years of age, for pregnant women, and for those who use new insulin formulations.
Leverage algorithm and dosing expertise to drive adoption of our current Smart MDI system generation
In addition to AID, we continue to drive momentum in our Smart MDI system solution. Our dosing algorithm technology and connected InPen solution help patients with T1D or T2D to optimize their daily injections, driving better glycemic control versus other traditional therapy options. Our current-generation InPen with Simplera CGM and algorithm support has been proven to decrease severe hypoglycemic events by 13% in the 90 days after initiating InPen treatment, and by more than 30% among users aged 65 and over. As we pursue our strategy to drive Smart Dosing adoption for people with T2D, our Smart MDI is an available attractive option for those requiring basal insulin treatment. As with our AID strategy, we plan to continue to drive uptake through our dedicated commercial functions across our markets.
Expand CGM options for PWD with global Abbott CGM partnership
In addition to our Simplera and Simplera Sync, we plan to introduce an additional complementary CGM option through our global partnership with Abbott. Abbott is expected to supply us with an alternative CGM sensor based on Abbott’s most advanced technology that will work exclusively with certain of our Smart Dosing devices and software across both AID and Smart MDI systems. We believe our partnership with Abbott will allow us to expand access to our advanced AID and Smart MDI systems that deliver best-in-class outcomes with the most widely used CGM in the world.

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Deliver breakthrough innovation with our pipeline including our next-generation AID and Smart MDI solutions
We believe our pipeline is at a critical turning point where our next-generation AID system will create significant competitive differentiation to fulfill our mission of safely and effectively automating diabetes management to deliver a “hands-off” patient experience. We plan for this system to provide our customers with much greater choice for AID treatment using new technologies across insulin administration, CGM, and dosing algorithm technologies, in one unified platform and one consistent application for user and HCP experience, all while further reducing patient burdens significantly and raising the bar for clinical outcomes.
Our rich pipeline includes the MiniMed Flex, our smaller, screenless, newly-designed insulin pump; our next-generation SmartGuard Advance dosing algorithm; and our MiniMed Fit patch pump with extended wear. In addition, we are working to progress an alternative CGM sensor in our global partnership with Abbott. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.
Accelerate growth through strategic partnerships and tuck-in acquisition opportunities
As an independent company, we expect to have independent financial flexibility, scale, and access to capital markets that we may utilize to complement our organic initiatives with additional inorganic opportunities when appropriate. We have identified an attractive set of strategic opportunities across potential partnerships and tuck-in acquisitions. As part of this strategy, we expect to continue to pursue attractive strategic collaboration opportunities, such as our announced partnership with Abbott to expand CGM choice and access to our AID and Smart MDI solutions. In addition, we expect to be opportunistic in pursuing growth-enhancing partnerships and/or tuck-in acquisitions.
Drive profit margin expansion by capitalizing on attachment rate and utilization of our fully integrated diabetes systems
Our aim is to grow our profit and cash flow at a higher rate than our revenues through a number of levers. We first plan to drive sales of our full-system solution to optimize our opportunity to generate greater revenue per customer, compared to competitors that only offer components of such systems, which we believe will translate to higher margins as we sell higher volumes of product. As our CGM sensors, insulin pumps, and Smart MDI solutions continue to proliferate, we also have an opportunity to expand our margins by building out and capitalizing further on our high-volume and automated manufacturing. In particular, we believe our process for manufacturing our sensors has potential for significant expansion at higher volumes. We are currently working to install a second and third automated machine manufacturing line for our Simplera sensor to expand manufacturing capacity. While executing on these opportunities, we also plan to continue to execute our regular cadence of cost transformation initiatives, which have resulted in cost savings in recent periods.

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Our Commercial Organization
We believe our commercial and service capabilities, scaled manufacturing capabilities, and broad and deep commercial reach provide us with a key competitive advantage among leading diabetes device manufacturers and the ability to realize durable growth at scale over the long term, as improving standards of care proliferate globally.
Our global commercial operations consist of            employees as of           . Our customer care and technology support operations represent            of employees across our commercial functions, with scaled global call centers that support 25 different languages on a 24/7/365 basis. Our reach, access, and relationships within the physician community have been cultivated over decades of strong partnership. As of April 2025, we have active relationships with over 36,000 prescribing physicians globally, primarily endocrinologists and diabetes educators. We believe our omnichannel B2B2C marketing capabilities, digital and in the field, strong relationships in the diabetes community, and global brand reputation position us as the preferred customer choice throughout the entire customer journey.
PWD often have strong preferences about their choice in treatment, with prescribing HCPs having a position of influence on these choices by providing a clinical perspective and recommendation for their patients. As a result of this characteristic of our industry, we invest heavily in our brand and customer-facing marketing activities, in addition to our clinical activities in the field. We also provide wraparound support resources for patients to track their care and for providers to evaluate their patient population in their clinic. We have long-standing relationships with top patient advocacy groups who are highly influential on consumer choice and evolving clinical standards of care. We also have invested in establishing credibility and trust with KOLs and social advocacy organizations who drive awareness and influence. As part of our broader marketing efforts, we engage with over 1,500 social media champions who speak directly to audiences about diabetes technology treatment offerings and share their experiences. On our own social media platforms, we have over 1.4 million global followers as of March 2025 with whom we can communicate directly about our technologies and share user-generated content. This strong audience and content creator network enables our brand to reach millions more PWD. For example, our Blue Balloon empathy campaign in 2024 generated over 1.2 billion impressions. These end-to-end marketing capabilities and diverse media channels drive high brand affinity and preferred customer choice in the industry. Today, MiniMed represents one of the most trusted diabetes brand globally, according to the 2024 Ipsos Global Brand Health Study and 2024 dQ&A market survey.
We offer a number of end-to-end digitally enabled customer service platforms that give our customers the ability to self-manage care when they want to, as well as receive high-touch human interactions when it matters most. From onboarding tools and eCommerce shopping to proactive outbound services and therapy dashboards, we strive to offer our customers a five-star customer experience. In some countries, we are even able to offer our devices and related services in a bundled therapy subscription offering for more support and customization. These services provide a unique and differentiated therapy experience, reduce sale and support friction, and foster long-term loyalty among our customers.
Strategically, we invest in markets where we believe our state-of-the-art technologies have the best chance for broad adoption and reimbursement. As we launch new products and go to market, our commercial capabilities and reach enable us to drive uptake and adoption as quickly as possible.
In the United States
Our sales infrastructure includes territory managers who support over 25,000 prescribing HCPs as of April 2025 and who have built deep relationships with KOLs. We consider this breadth to be a key growth enabler in our market, as our engagement with these clinical professionals helps to proliferate broader understanding and appreciation of our differentiated clinical data and user experience.
We partner closely with our network of HCPs to provide training, education, and service at scale. Approximately 50% of our team of advanced diabetes clinical educators are CDCES-credentialed. This team conducts thousands of device trainings each year to help physicians better support their patients, in addition to training completed by contracted external trainers. In addition to our team of professionals, we offer technology services for HCPs through our CareLink Clinic platform that helps them run their clinics more effectively. CareLink Clinic transforms real-time patient data into clear and understandable dashboards and insights, with streamlined

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ability to identify potential issues their patients may be having with their diabetes management. Through our MiniMed Outcomes platform, we are able to show aggregated outcome data at a clinic level. This allows clinicians to allocate their time to the most vulnerable patients while reducing the number of visits for patients who have good glycemic control. Clinics can also assess their overall performance in supporting PWD by looking at their data at a population-wide level. Today, nine in ten HCPs agree that our CareLink Clinic reports are the best-in-class for treating patients on AIDs, according to physician surveys conducted by Medtronic. In addition to CareLink, we invest in research and education for use of our technology in diverse environmental use conditions such as adolescents, fasting, exercise, pregnancy, and older patients. This helps support the variety of use cases a clinic must handle.
Driving the quality of our customer service function is a team of employees responsible for helping customers navigate resupply needs, processing orders and fielding customer calls for any questions or troubleshooting needs that customers may have. We operate scaled global call centers, available on a 24/7/365 basis and supporting 25 different languages, with a single customer service line that covers hundreds of thousands of calls annually. These technical support resources are also available to HCPs to ensure they always have the latest information to help them care for their patients. With our reach, we invest in customer-centric initiatives. For example, our goal is that a customer who needs a replacement product can receive one the next day no matter where they are. Our team also helps patients navigate the complexity of various insurance plans in the United States including Medicare and Medicaid. We also mobilize support for communities and disaster relief to ensure users have adequate Diabetes supplies. This record of support over 40 years reinforces the brand equity of MiniMed.
Our channel expertise and distributor relationships drive revenue stickiness, differentiation and scale. As of fiscal year 2024, approximately 70% of our business in the United States shipped directly to patients, versus 30% indirect with distributor partners. Our distribution team manages over 25 partner relationships, including with the top distributors and wholesalers. We sell through DME and pharmacy channels across the United States, with pharmacy relationships across the United States and contracts in place with major distributors.
To ensure our customers are able to access our products through their insurance, our Health Plan Solution team actively communicates and coordinates with health plans and payors. Today, this team manages hundreds of direct contracts that cover nearly all of commercial and Medicare Advantage patients. As part of this function, we leverage our considerable data repository to provide evidence of benefits that our products provide to their beneficiaries.
We closely monitor policy changes and engage often with national diabetes advocacy groups, including Diabetes Technology Access Coalition (DTAC), Advamed, and Medical Device Manufacturers Association (MDMA), to lobby and influence policy makers for adequate reimbursement pathways and access programs for our products. We also provide data and support to these groups as they continuously evaluate their standards of care for diabetes treatment.
Outside of the United States
Globally, the diabetes market is very heterogeneous, requiring highly specific yet broad expertise in order to operate and succeed. A considerable portion of our sales have come from the EMEA region. This region is highly diverse, where there are nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement.
For example, in Italy, its national health service delegates procurement to 19 regions and two autonomous provinces, within a tender framework. Across Italy, our business has achieved a greater than 95% sensor adoption rate for those customers who use our insulin pumps, and has been ranked as a number one or two leading brand for insulin pump users in each of the 2022-2024 dQ&A Italy Patient Voice surveys. We achieve this through a local tailored approach to HCP advocacy, partnering with around 300 patient groups and 2,000 HCPs as of March 2024, given Italy also limits digital marketing and advertising activities.
In contrast, France delegates procurement, fulfillment, and training to private service providers, with whom we negotiate pricing and supply agreements. These service providers are also the only parties than can have direct patient contact, meaning demand generation activity generally focuses on making our economic case to the service

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providers and HCPs, while also using more social media and press to highlight our products and brand instead of conducting field clinical sales activities.
Our European commercial organization is large, supporting thousands of HCPs, and boasts a long tenure of experience in the diabetes industry. We have built a large patient advocacy organization inclusive of partnerships with national, regional, and local associations. As of fiscal year 2024, we have developed deep relationships with KOLs, including 60 regional KOLs, over 100 additional country-level KOLs, and a team of patient advisors in the region who help to drive advocacy. We also strategically leverage our large digital footprint in these markets in compliance with country-level regulations regarding digital marketing activities. Customers in EMEA also value our integrated system sale and related wraparound services. We offer a number of digital care management platforms, training and onboarding tools, and in some countries are able to offer our devices and related services in a bundled subscription offering.
Research and Development
Our multidisciplinary capabilities in research and development, underscored by our deep clinical experience, enable our business to develop breakthrough innovative solutions for PWD. We have a highly experienced team, with the expertise to drive our robust pipeline. Our team is composed of            research and development professionals.
There are significant opportunities in diabetes technology, and we have a disciplined approach to our portfolio, aligning projects with our long-term strategic goals and growth vectors. We have completely overhauled the architecture of our software, digital, hardware, and manufacturing platforms. This will allow us to accelerate new product introductions through the scale benefits of one app and one algorithm for all devices and user personas.
Our differentiated strengths in our R&D platform result from the amount of data we have and our experience in not only developing algorithms but also clinically validating them. Algorithm design and enhancements drive superior clinical performance of our AID system by optimizing insulin delivery timing and amounts. To optimize our development process, we created a digital twin of patients which aggregates            data points from many thousands of patients and enables us to accelerate our ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. We believe it is a critical differentiator versus our competition, as dosing algorithms become more complicated and precise. This platform has the potential to reduce our R&D timeline by allowing us to expedite the testing and iteration process. It significantly increases our confidence in product performance under the scrutiny of clinical trials and regulatory review.
Our primary research and development activities take place in our Northridge, California corporate headquarters, with additional research and development personnel based in San Diego and Israel. As of           , we employed approximately            research and development individuals worldwide. We invest with a commitment to innovating next-generation diabetes care solutions that enhance the standard of care for our customers and drive organic growth for our business. R&D expenses incurred in fiscal years 2023, 2024, and 2025 were $429 million, $437 million, and $          , respectively. Our substantial investment in R&D directly fuels large intellectual property generation, as evidenced by the numerous patents filed each year that stem from these development efforts. This strong link between innovation and intellectual property protection ensures that our product pipeline remains both cutting-edge and strategically safeguarded.

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Clinical Research, Medical Office, and Regulatory Affairs
Our Clinical Research, Medical Office (which includes medical safety), and Regulatory Affairs functions are comprehensive in scope and impact, supporting our ability to develop and market our medical-grade technologies.
Clinical Research creates objective and scientific evidence demonstrating safety, performance and clinical value of products that allows our business to gain market access and adoption. Our Clinical Research team’s responsibilities include developing comprehensive global evidence strategy, innovative study design and execution, evidence-generation pathways, post-market surveillance, clinical evaluation, external and collaborative research, and global investigator and site engagement.
The Medical Office provides strategic development and execution, subject expertise, and relationships necessary to create meaningful benefits for patients and healthcare providers. Our Medical Safety team of experienced safety professionals engages across the product lifecycle to promote early identification and quick mitigation of potential patient safety issues. They review literature for safety investigations, support post-market surveillance, develop Issue Impact Assessments, provide input on potential Field Corrective Actions, maintain other safety records, and provide input to our risk management processes. Our Medical Science and Medical Affairs teams assist in our efforts including input to product development to provide context for clinical needs and value proposition, objective input to portfolio management and market assessments, engagement with patients, providers, and professional societies, dissemination of evidence to relevant stakeholders, developing health economic evidence and tools and providing reimbursement expertise, and clinician education strategy and tactical execution.
Regulatory Affairs ensures global access to our products, processing hundreds of regulatory filings annually across our countries of operation. Our dedicated regulatory teams execute on core registration processes, provide ongoing commercialized regulatory support, and coordinate with distributors and local registration groups. The Regulatory Affairs team allows our business to transition our portfolio as regulatory environments evolve, while also achieving market access for our new product releases.
Manufacturing & Supply Chain
We operate with a global manufacturing, supply, and distribution footprint that allows us to meet the demand for our products in a reliable and timely manner. We apply lean principles to grow our efficiency with manufacturing automation, supply chain digitization, and other strategies. Our experience in serving hundreds of thousands of PWD and producing millions of products annually has helped us understand the intricacies of manufacturing high volumes of products at scale and shipping them around the globe. We have built a global network of suppliers representing a durable and secure supply chain for our business. Our manufacturing operations are led by a team whose members have extensive experience in the commercial manufacturing of medical devices, including other technological advances in diabetes treatment.
We operate two primary internal dedicated manufacturing facilities located in Northridge, California and Juncos, Puerto Rico. We produce our pumps, reservoirs, and sensors at these facilities, in part to protect our IP. Our current manufacturing infrastructure features a range of capabilities including sensor fabrication, reservoir production, pump programming, assembly, testing, packing, and release. We also leverage our contract manufacturing partnerships for additional services including application-specific integrated circuit production, substrate production, warehousing, postponement, kitting / final goods, and transmitter recharge processes.
We are registered with the U.S. FDA as a medical device manufacturer and we are subject to and maintain compliance with ISO manufacturing standards, including ISO 13485 certification, current Good Manufacturing Practices, and the relevant QSR requirements.
We use a broad range of raw materials and components in the manufacturing of our products, purchasing these inputs from a diverse set of third-party suppliers globally. Our global scale allows us to provide our customers with improved supply chain security at a reduced cost and risk. We focus on manufacturing and supply chain efficiencies and security on an ongoing basis, developing business contingencies and remediation plans to ensure we can meet customer needs.

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We ship our products annually to over 100 countries. We operate one primary distribution hub globally in Louisville, Kentucky, and utilize commercial freight carriers to distribute our products to customers around the world.
Our Competition
The diabetes medical device industry is highly competitive, with companies constantly innovating and developing new products, technologies, and treatment approaches. However, due to thresholds for manufacturing scale, IP protection, and regulatory infrastructure, there are a small number of scaled competitors. Of these players, we have the largest global presence in AID/Smart Dosing, ensuring broad access and support for patients worldwide. With decades of experience operating in U.S. and international markets, our robust infrastructure for distribution, training, and long-term service support makes us a formidable competitor in these regions.
Today, we are the only company commercializing a fully integrated diabetes ecosystem, a key advantage which helps us drive superior outcomes and reduced burden for PWD. Our ecosystem includes the MiniMed 780G system for automated insulin delivery, including the insulin pump, CGM, insulin dosing algorithm, and a broad consumables portfolio and the InPen Smart Insulin Pen for MDI users, expanding automation beyond our pump solutions. Our solutions come with real-time analytics and decision support tools to further optimize therapy for our patients.
In the market for insulin pumps, we compete with companies such as Insulet Corporation; Beta Bionics, Inc., Tecnicas Medioambientales Tecmed S.A.; and Sequel Med Tech LLC. In the market for CGMs, we compete with companies such as Dexcom, Inc.
In addition, we face competition beyond devices from a number of existing pharmaceutical companies, medical researchers, and startups, and large tech companies that are pursuing new diabetes treatments including preventative therapies for T1D, potential beta-cell replacement therapies, and alternative approaches to non-invasive glucose monitoring and smart insulin formulations.
Intellectual Property
We rely on a combination of intellectual property rights, including our patents, trademarks, trade secrets, and copyrights, as well as rights to third-party intellectual property pursuant to licenses and other contracts relating to a wide array of third-party technologies, to establish, maintain, protect, and enforce the intellectual property and other proprietary information used in our business. Over our decades in operations, we have accumulated a large intellectual property portfolio. Establishing, maintaining, protecting, and enforcing our intellectual property and other proprietary rights in the United States and around the world is important to our success, and we consider these rights, in the aggregate, to be material to our business; however, we believe that no single intellectual property asset or license is material in relation to our business as a whole.
To facilitate the Separation and enable our operations to continue with minimal interruption following the Separation, Medtronic will grant to us licenses to use certain intellectual property rights retained by Medtronic that we used in the conduct of our business prior to the Separation, including the “Medtronic” name and logo, for a limited duration following the Separation, even if Medtronic ceases to own a controlling equity interest in our company. In addition, we will grant to Medtronic a license to use certain intellectual property rights owned by us following the Separation. Additional details relating to this post-transaction relationship can be found under, “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Intellectual Property Cross-License Agreement.”
We seek to establish, maintain, protect, and enforce our intellectual property and other proprietary rights by all appropriate means, but the steps we have taken, and will take in the future, may prove inadequate. Third parties could infringe, misappropriate, or otherwise violate our intellectual property and other proprietary rights. In addition, despite our internal processes for intellectual property clearance, we could face allegations of infringement, misappropriation, or violation of the intellectual property or other proprietary rights of third parties. Under either circumstance, our business, results of operations, financial condition, or cash flows could be adversely affected. For

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additional information about these and other risks associated with our use of intellectual property and proprietary information in our business, see “Risk Factors.”
Trademarks
Our trademark protection is an important part of establishing and maintaining brand recognition for our products in the United States and around the world. The vast majority of our net sales are derived from products bearing proprietary trademarks and trade names. These trademarks and trade names distinguish our products from our competitors’ products. We seek to obtain protection for these trademarks and trade names by all appropriate means, and we consider them, in the aggregate, to be material to our business.
As of           , we own or have rights to            trademark registrations and applications worldwide. Trademarks registered in the United States remain in force for 10 years and may be renewed every 10 years after issuance so long as the mark is still being used in commerce. Trademarks registered in other countries generally have varying terms and renewal policies. Filing a trademark application does not guarantee that the trademark application will proceed to registration. Our trademarks could be challenged, invalidated, declared generic, infringed, or otherwise violated. Opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive these proceedings.
Patents
We actively file and maintain a portfolio of patents in the United States and around the world and seek to obtain and enforce patent protection by all appropriate means. Our patent portfolio focuses on certain features of our products (for example, MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems), including methods of use, manufacturing processes, delivery devices, sensors, software, designs, and packaging. As a result, our products are often protected by multiple patents covering a variety of distinct features of the product. This diminishes our reliance on any individual patent for a product’s commercial success because the inability to obtain patent protection for one feature of the product can often be offset by patent protection of a different feature or by other types of intellectual property protection. Consequently, while we consider these patents, and the protection thereof, to be important, we do not consider any single patent to be material to any material product or product family, and we do not expect the expiration of any single patent to have a material impact on any material product or product family.
As of January 1, 2025, we own or have rights to over 2,500 patents and patent applications worldwide. The term of individual patents depends upon the country in which the patent is obtained. In the United States, the patent term is generally 20 years from the date the earliest non-provisional patent application to which the patent claims priority is filed, and, in many other countries, the patent term is also generally 20 years from the filing date of the patent application. Our issued patents are subject to the applicabale patent term as well as any potential patent term adjustments or patent term extensions that may extend the life of the issued patents, assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We cannot predict whether the patent applications we pursue or in-license will issue as patents in any particular jurisdiction or whether the claims of any owned or in-licensed issued patents will provide any protection from competitors. Even if our owned or in-licensed pending patent applications are granted as issued patents, those patents, as well as any other issued patents we may own or license from third parties now or in the future, may be challenged, circumvented, or invalidated by third parties. Consequently, we may not successfully obtain or maintain adequate patent protection for our products, manufacturing processes, delivery devices, sensors, software, designs, or packaging.
Other Proprietary Rights
For certain of our products, processes, product designs, formulations, practices, software, technical data, and strategies, we rely on trade secrets, know-how, and other proprietary information, which we seek to protect, in part, through IT systems and by confidentiality and nondisclosure agreements with our employees, vendors, consultants, and other commercial partners. We also seek to enter into agreements whereby our employees, vendors, consultants, and other commercial partners assign to us the rights in any intellectual property they develop in the course of their

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engagement with us. However, these agreements may not effectively prevent disclosure or misappropriation of our trade secrets, know-how, or other proprietary information, and disputes may still arise with respect to the ownership of the intellectual property and proprietary information used in our business. In addition, third parties may independently develop substantially equivalent proprietary information or improperly gain access to or disclose our trade secrets.
Quality Assurance
Our customers and providers value high-quality manufacturing and reliability of top-quality products. Through our automated inspection and testing, supplier quality development program, and zero-loss mindset, we deliver world-class products and services to our providers. We have dedicated quality teams that support product design, development controls, quality assurance, and corrective and preventative actions. Meanwhile, our shared enterprise-level quality teams support quality controls, quality management systems, and post-market vigilance. We believe we have built a solid track record in quality and compliance, delivering our products to the highest standards of our healthcare providers, often for use with their most vulnerable PWD.
Through our last 40 years of marketed products, our team has learned and improved upon our diverse capabilities in quality assurance to allow us to optimize PWD safety and experience. Our team develops and maintains the processes for developing state-of-the-art solutions for our providers and their PWD in compliance with all applicable standards and regulations. Our quality assurance efforts focus on both the development of new products and continuously enhancing our existing products. In partnership with our deep talent pool of experienced clinicians, our quality assurance team solves clinical problems and provides guidance in the development processes that assure the quality and efficacy of our devices.
Our quality capabilities are robust and built on a foundation of a highly mature organization. Our engineers and compliance professionals assure quality and compliance to worldwide regulations for quality management systems, product development, risk management, supplier quality compliance, design test equipment conformance, and employee training. Through continuous investment in our people and processes, quality assurance programs prioritize PWD safety and compliance to all worldwide standards.
As proof of our commitment to continuous quality improvement and rigorous adoption of standards, we applied for and were selected as a participant in the U.S. FDA Voluntary Improvement Program (VIP) in 2023. The U.S. FDA’s VIP is a voluntary program facilitated through the Medical Device Innovation Consortium (MDIC) that evaluates the capability and performance of a medical device manufacturer’s practices using third-party appraisals, and is intended to guide improvement to enhance the quality of devices.
We expect the highest standards of ethics and integrity from our employees and suppliers. Our employees are encouraged to say something if they see something. Our Chief Quality Officer, in partnership with our Chief Medical Officer, is empowered to make decisions related to safety and quality even and especially if there is an adverse impact on the business.
People and Culture
We have a highly experienced and diverse team with deep technical expertise, ethics and integrity, and a strong track record of success. Our employee base consists of approximately            people globally including a scaled technical workforce of more than           % in innovation and research and development as of           .
Our employees are united and committed in our mission of improving the lives of PWD, with           % of our employees having a personal connection with the condition. We foster a workplace where employees feel their efforts make a meaningful impact on patients.
We are committed to cultivating a culture of meritocracy and fairness, ensuring that individuals from all backgrounds can reach their full potential. We want to be a great place to work where our people know their efforts are making a difference for patients and the company. We are committed to ensuring quality assurance in how we lead from hire to retire. This begins with a deep understanding of the skills and talents required for success in every role, allowing us to compete for and attract the best people. Our compensation structure is designed to reflect

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customer success, company performance, and both team and individual contributions. Once we hire someone, we focus on reducing the time it takes for them to become productive. Managers play a key role by providing consistent, timely, and clear feedback to help employees reach their full potential. We set high expectations that are intended to drive meaningful and competitive impact. To maintain our agility and responsiveness, we work to eliminate bureaucratic barriers that could slow our speed to market.
MiniMed Ways of Working
To achieve our mission, we align our team around six core ways of working:
•We are obsessed with customers in everything we do. We are obsessed with our customers including PWD and their caregivers, HCPs, and payors in everything we do. We always start from the customer and work backwards to simplify their experience. We work to minimize forces that reduce our ability to serve our customers efficiently. We advocate for the customer in all layers and details of the business. Their loyalty is our competitive advantage.
•We are a company of owners, and we take results personally. We manage for the short term and the long term. We optimize for the whole and not just our team. We prioritize efficiency and action, focusing on overcoming challenges to deliver results even in the face of challenges. We are resourceful and consistently seek opportunities to maximize impact while minimizing costs. We are a performance-driven team. We value and reward results.
•We attract, develop, and retain the best people. We seek out exceptional people. Our people believe in the culture of kaizen and that learning is never complete. We solve problems quickly to unlock obstacles that prevent people from doing their best work. Our leaders take seriously their responsibility to develop and coach the next generation.
•We insist on excellence. We strive for excellence and continuously raise the bar on quality of our products, services, and processes. Our leaders are both a telescope and a microscope, able to dive deep to solve problems, and no job is beneath us.
•We are courageous. We think big, start small, and move fast. We prioritize doing what is right, even when it is not the easiest or most popular choice. We have the confidence to speak up, to be transparent, to challenge ideas and decisions respectfully. Conflicts are addressed openly and debated deeply. We are “all in” and united once decisions are made. “One team” is our mantra, and team success trumps all.
•We let the best ideas win. Our people are confidently humble. We believe the best ideas should win regardless of where they come from. We actively seek and value diverse perspectives, both internally and externally, to foster innovation to better serve our customers.
We embrace the culture of kaizen and continuous improvement in our talent and succession processes, with a cadence of talent deep dives throughout the year, to foster talent movement and career development. Every leader is personally responsible for the development of their teams including the use of new tools and programs such as GenAI and DevSecOps and productivity tools. We provide an Employee Assistance Program for counseling, financial, and mental health support and we promote social connections and campus life through affinity groups and volunteer programs.
MiniMed Operating System
The way that we run the company is based on the MiniMed Ways of Working (leadership behaviors) and the MiniMed Operating System (MOS) which is our framework of tools, procedures and processes to get things done and achieve transformational results across every functional area of the company. In the short term, our MOS helps drive accountability, better decision-making, risk management, and consistent execution. In the long term, our goal is to build new capabilities to position us for scale and future growth.

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Properties
Our principal executive office and main operational headquarters is in Northridge, California. We leverage several other facilities in conjunction with our former parent Medtronic through supply and transitional services arrangements.
Our principal properties are located in Northridge, California and Juncos, Puerto Rico. We have additional facilities, such as sales offices, around the world that support our operations.
Our Northridge, California facility is 508,000 square feet in total and primarily serves as our corporate headquarters, and as a manufacturing and research and development hub. We lease the underlying land and own the buildings on the land.
Our Juncos, Puerto Rico facility is 252,000 square feet in total and is primarily used as a manufacturing facility. We own the land and the buildings.
We believe we are currently maximizing available productive space to develop, manufacture, and market our products. Our facilities are well-maintained and can adequately meet our current needs and suitable additional or substitute space would be available if needed. In addition to these sites, we partner with third-party manufacturers for various contracted manufacturing services.
Seasonality
Our total revenues vary slightly from quarter to quarter. Based on historical experience, we generally have higher revenues toward calendar year end and lower sales in the first calendar months of the following year. The trend is primarily driven by annual insurance deductible resets and unfunded flexible spending account dynamics in the U.S. market, which is partially counteracted by lower pump sales as our competitors push for a strong end to their fiscal years, which align to calendar years. Our significant recurring revenue streams in infusion sets, reservoirs, and CGMs have generally mitigated quarterly seasonal fluctuations in pump sales.
Government Regulation and Product Approval Process
Our operations and products are subject to extensive regulation by numerous government agencies globally. Our business is global, and we are required to comply with the unique regulatory requirements of each country in which we market and sell our products; this makes our business subject to the risks and costs associated with such regulations. Our business is subject to the rules and regulations of the U.S. FDA, the EU MDR, and various other individual country regulatory bodies and agencies which can affect market access in an ever-changing regulatory environment. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-market surveillance of our products. Some jurisdictions mandate reporting of marketing expenditures, pricing disclosures, and payments to healthcare providers. Others require the registration of medical device sales representatives.
United States Regulations
In the United States, the Federal Food, Drug and Cosmetic Act and the U.S. FDA’s implementing regulations govern:
•product design and development;
•pre-clinical and clinical testing;
•establishment registration and product listing;
•product manufacturing;
•labeling and storage;
•pre-market clearance or approval;

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•advertising and promotion;
•product sales and distribution;
•recalls and field safety corrective actions; and
•servicing and post-market surveillance.
Each medical device we seek to commercially distribute in the U.S. must first receive from the U.S. FDA 510(k) clearance through the pre-market notification process, approval of a pre-market approval (“PMA”) application, or de novo classification, unless the device is specifically exempted. Both the 510(k) clearance and PMA processes can be resource-intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.
The U.S. FDA classifies medical devices into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, pre-market notification, and adherence to QSR, which cover manufacturers’ methods and documentation of the design, testing, production, control quality assurance, labeling, packaging, sterilization, storage, and shipping of products. Class II devices are subject to special controls such as performance standards, post-market surveillance, U.S. FDA guidelines, or particularized labeling, as well as general controls.
We offer two types of systems for PWD requiring intensive insulin therapy: our AID systems, which include the MiniMed 780G System and its predecessors, and our Smart MDI systems, which include the InPen injector. Both types of systems consist of components that are regulated by the U.S. FDA.
Our MiniMed 780G insulin pump, MiniMed Simplera Sync CGM sensor, and SmartGuard dosing algorithm technology are Class III medical devices and have been approved by the U.S. FDA through the PMA process. The U.S. FDA defines a Class III medical device as one that supports or sustains human life or is of substantial importance in preventing impairment of human health or presents a potential, unreasonable risk of illness or injury. We have submitted our MiniMed 780G insulin pump and SmartGuard dosing algorithm as Class II medical devices.
Our insulin reservoirs are Class II infusion pumps and have been approved by the U.S. FDA through the 510(k) process. The U.S. FDA defines a Class II infusion pump as a medical device that delivers fluids into a patient’s body in controlled amounts.
Our InPen injector is a Class II piston syringe and has received 510(k) clearance from the U.S. FDA. A Class II piston syringe is defined by the U.S. FDA as a medical device consisting of a calibrated hollow barrel and a movable plunger. At one end of the barrel, there is a nozzle for fitting the hub of a hypodermic single lumen needle. A piston syringe is used to inject fluids into, or withdraw fluids from, the body.
Our InPen app is a diabetes management tool that helps patients track insulin doses, calculate insulin doses using current glucose and carbohydrates and interact with their healthcare teams, which is classified by the U.S. FDA as a Class II Predictive Pulmonary-Function Value Calculator.
U.S. FDA Pre-Market Notification (510(k)) Process
To obtain 510(k) clearance, a manufacturer must submit a pre-market notification to the U.S. FDA demonstrating that the proposed device is substantially equivalent to a previously-cleared 510(k) device, is a device that was in commercial distribution before May 28, 1976 for which the U.S. FDA has not yet called for the submission of PMA applications, or is a device that has been reclassified from Class III to either Class II or I. In rare cases, Class III devices may be cleared through the 510(k) process. The U.S. FDA’s 510(k) clearance process usually takes from three to 12 months from the date the application is submitted and filed with the U.S. FDA, but may take significantly longer, particularly for a novel type of product. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the U.S. FDA requires significant clinical data to

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support substantial equivalence. In reviewing a pre-market notification submission, the U.S. FDA may request additional information, including clinical data, which may significantly prolong the review process.
If the U.S. FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the U.S. FDA determines that the device is not substantially equivalent to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. Once a de novo application is reviewed and approved, the device is given Class II status, and future devices from the company or a competitor may use the company’s de novo-classified device as a 510(k) predicate.
After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require a PMA. The U.S. FDA requires each manufacturer to make this determination initially, but the U.S. FDA may review any such decision and may disagree with a manufacturer’s determination. If the U.S. FDA disagrees with a manufacturer’s determination, the U.S. FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA is obtained. Under these circumstances, the U.S. FDA may also subject a manufacturer to significant regulatory fines or other penalties.
Over the last several years, the U.S. FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult and costly for manufacturers to utilize the 510(k) clearance process for their products.
Pre-Market Approval Process
The second, more rigorous process, known as pre-market approval, requires us to independently demonstrate that a medical device is safe and effective for its intended use. This process is generally much more time-consuming and expensive than the 510(k) process. High-risk devices (Class III) require premarket approval through this process, where the manufacturer must provide clinical data and other evidence to demonstrate that the device is safe and effective. This process is typically used for devices like pacemakers, stents, and other life-sustaining devices.
A PMA application must be backed by valid scientific evidence, typically consisting of extensive technical, pre-clinical, clinical, manufacturing, and labeling data to demonstrate the device’s safety and effectiveness to the U.S. FDA’s satisfaction. Additionally, the PMA submission must provide a comprehensive description of the device and its components, as well as a detailed account of the methods, facilities, and controls used in its manufacturing process, along with proposed labeling. Once the PMA application is submitted and deemed sufficiently complete, the U.S. FDA initiates a thorough review of the provided information. During this process, the U.S. FDA may request additional details or clarification of existing data. Furthermore, the agency may convene an external advisory panel of experts to assess and provide recommendations on the application. The U.S. FDA also typically conducts a pre-approval inspection of the manufacturing facility to verify compliance with QSR, which mandates adherence to design, testing, control, documentation, and other quality assurance procedures.
The U.S. FDA’s review of a PMA application generally spans between one and three years, though it can take significantly longer. Approval may be delayed, restricted, or denied for various reasons, including:
•the device failing to meet the U.S. FDA’s safety or effectiveness standards;
•insufficient data from pre-clinical studies or clinical trials to support approval;
•non-compliance of the manufacturing process or facilities with regulatory requirements; and
•new U.S. FDA policies or regulatory changes necessitating additional data.
If the U.S. FDA’s evaluation of a PMA application is favorable, it will issue either an approval letter or an approvable letter, the latter typically outlining conditions that must be satisfied before final approval is granted. Once these conditions are met to the U.S. FDA’s satisfaction, the agency will issue a PMA approval letter

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authorizing the device’s commercial marketing while imposing any necessary conditions or limitations. Conversely, if the U.S. FDA’s evaluation is unfavorable—whether due to deficiencies in the application or manufacturing process—it may deny approval outright or issue a not approvable letter. In some cases, the U.S. FDA may determine that additional testing or clinical trials are required, potentially delaying approval for several months or even years while further studies are conducted and new data is submitted as an amendment to the PMA.
The PMA process is often costly, uncertain, and time-consuming. Many devices submitted for U.S. FDA approval by other companies have failed to gain authorization for commercial marketing.
De Novo Classification Process
Devices of a new type that the U.S. FDA has not previously classified based on risk are automatically classified into Class III, regardless of the level of risk they pose. However, the U.S. FDA may authorize such novel devices that are low to moderate risk through the de novo classification process. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the U.S. FDA that the device was not substantially equivalent. A manufacturer may also request de novo classification directly without first submitting a 510(k) premarket notification to the U.S. FDA and receiving a not substantially equivalent determination. The U.S. FDA is required to classify the device within 120 days following receipt of the de novo application, although in practice, the U.S. FDA’s review may take significantly longer.
When the U.S. FDA grants a request for de novo classification, the device is granted marketing authorization and can serve as a predicate for future devices of that type through a 510(k) premarket notification.
Exempt Devices
If a manufacturer’s device falls into a generic category of Class I or Class II devices that the U.S. FDA has exempted by regulation, a pre-market notification is not required before marketing the device in the U.S. Manufacturers of such devices are required to register their establishments and list their devices. Some 510(k)-exempt devices are also exempt from QSR requirements, except for QSR’s complaint handling and recordkeeping requirements. The MiniMed mobile app and the Carepartner mobile app are Class II exempt devices. The CareLink Connect mobile app is a Class I exempt device.
Post-Market Regulation of Medical Devices
After a device is placed on the market, numerous regulatory requirements apply, including:
•establishment registration and device listing;
•QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during the development and manufacturing process;
•labeling regulations and prohibitions against the promotion of products for uncleared, unapproved, or “off-label” uses, and other requirements related to promotional activities;
•medical device reporting regulations, which require that manufacturers report to the U.S. FDA if their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
•corrections and product recall reporting regulations, which require that manufacturers report to the U.S. FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug and Cosmetic Act that may present a risk to health. In addition, the U.S. FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and
•post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and efficacy data for the device.

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Failure to comply with applicable regulatory requirements can result in enforcement actions by the U.S. FDA and other regulatory agencies, which may include any of the following sanctions: untitled letters or warning letters; fines, injunctions, consent decrees, civil, or criminal penalties; recall or seizure of our current or future products; operating restrictions; partial suspension or total shutdown of production; refusal of or delay in granting 510(k) clearance or PMA of new products or modified products; rescinding previously granted 510(k) clearances or withdrawing previously granted PMAs; or refusal to grant import or export approval of our products.
We are subject to announced and unannounced inspections by the U.S. FDA, and these inspections may include the manufacturing facilities of our subcontractors. If, as a result of these inspections, the U.S. FDA determines that our equipment, facilities, laboratories, or processes do not comply with applicable U.S. FDA regulations and conditions of product approval, the U.S. FDA may seek civil, criminal, or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations. We have been subject to U.S. FDA inspections of our facilities on multiple occasions.
Our business is subject to advertisement and promotion regulation as well, which if deemed violated can result in fines, imprisonment, or orders forfeiting products, prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or conduct a product recall.
Other U.S. Healthcare Laws
Our current and future business operations are subject to other U.S. healthcare regulations and enforcement at the federal, state, and local levels. These regulations encompass various laws, including but not limited to federal and state anti-kickback statutes, fraud and abuse laws, false claims laws, healthcare professional payment transparency requirements, and various state licensing regulations.
The federal Anti-Kickback Statute (“AKS”) prohibits individuals and entities from knowingly and willfully offering, soliciting, receiving, or providing any form of remuneration—whether directly or indirectly, overtly or covertly, in cash or in kind—to induce referrals for medical services, or to encourage the purchase, lease, ordering, or recommendation of any item or service that is reimbursable under federal healthcare programs such as Medicare and Medicaid. While there are statutory exceptions and regulatory safe harbors that protect certain common business practices from prosecution, they are narrowly defined. Any practice that includes financial incentives aimed at influencing prescriptions, purchases, or recommendations may come under regulatory scrutiny if it does not fall within one of these protected categories. Failure to meet the criteria for an exception or safe harbor does not automatically render an arrangement illegal under the AKS; rather, the legality of the transaction is assessed on a case-by-case basis, taking all relevant circumstances into account. Some court interpretations of the statute suggest that if any purpose of a financial arrangement is to induce referrals for federally funded healthcare services, it constitutes a violation. Additionally, ignorance of the law or lack of intent to violate it does not exempt an individual or entity from liability. Penalties for violating the AKS include imprisonment, fines, and possible exclusion from federal healthcare programs such as Medicare and Medicaid. In the past, the U.S. government has enforced the AKS to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians.
The False Claims Act (FCA) prohibits the submission of false or fraudulent claims for payment to the U.S. government. This law allows both government agencies and private individuals (“whistleblowers”) to bring legal actions against alleged violators. Because complaints are filed under seal, a company may not be aware of a claim against it until months or even years into the investigation. If the government joins the lawsuit and successfully recovers damages, or if the private plaintiff prevails without government intervention, the whistleblower is entitled to a portion of the settlement. The FCA has been a key tool in government investigations of life sciences companies, particularly in cases related to the promotion of products for unapproved uses and other sales and marketing practices. The government may also claim that any reimbursement request related to an AKS violation constitutes a false claim under the FCA, exposing companies to further penalties. Over the years, the FCA has led to multi-million and even multi-billion dollar settlements, including individual criminal convictions, and remains a primary focus of enforcement efforts in the healthcare industry.

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The Civil Monetary Penalties Statute imposes financial penalties on individuals or entities found to have submitted claims to federal healthcare programs that they knew or should have known were false, fraudulent, or for services not provided as claimed. Additionally, many states have laws that closely mirror federal fraud and abuse statutes, and in some cases, they apply to transactions involving private insurers and third-party payors as well.
The Physician Payments Sunshine Act, a component of the Affordable Care Act, mandates that manufacturers of specific medical devices, drugs, and biologics report payments and other transfers of value made to physicians and teaching hospitals. These reporting requirements cover financial relationships with healthcare professionals, including consulting fees, travel, and ownership interests.
Under HIPAA, federal criminal statutes prohibit actions such as knowingly executing or attempting to execute a scheme to defraud a healthcare benefit program, whether it be a government-funded program or a private insurer. HIPAA also prohibits making false or fraudulent statements regarding the delivery of healthcare services or payments. HIPAA violations may result in civil and criminal penalties. The Health Information Technology for Economic and Clinical Health Act (or HITECH Act) expanded HIPAA by increasing civil and criminal penalties, extending liability to business associates handling protected health information, and granting state attorneys general the authority to bring lawsuits in federal court for HIPAA violations.
A majority of states require that DME providers be licensed in order to sell products in that state. Certain of these states require, among other things, that DME providers maintain an in-state location. In order to sell products through the pharmacy channel, we are also subject to certain state pharmacy licensing regulations. Failure to comply with a state’s pharmacy licensing requirements could temporarily prohibit us from selling our products in that state. Relationships with third-party vendors may provide access to those states where we cannot meet state requirements. In addition, we are subject to certain state laws regarding professional licensure with respect to our advanced diabetes clinical educators.
Anti-Corruption Matters
The U.S. FCPA, national anti-corruption laws of EU member states, and other anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials and other persons for the purpose of obtaining or retaining business and to ensure adequate internal controls, books, and records. Global enforcement of anti-corruption laws has increased in recent years, including investigations and enforcement proceedings leading to assessment of significant fines and penalties against companies and individuals. Our international operations create a risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents, or distributors. We maintain various controls aligned with legal requirements to prevent and prohibit improper practices, including policies, programs, and training for our employees and third-party intermediaries acting on our behalf. However, existing safeguards and any future improvements may not always be effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we could be held responsible. In addition, regulators could seek to hold us liable for conduct committed by companies in which we invest or that we acquire. Any alleged or actual violations of these regulations may subject us to government scrutiny, criminal or civil sanctions, and other liabilities, including exclusion from government contracting, and could disrupt our business, adversely affect our reputation and result in a material adverse effect on our business, results of operations, financial condition, and cash flows.
We have regular and ongoing interactions with governmental agencies, and our practice is to cooperate with such inquiries. In addition, from time to time, we may self-disclose potential concerns to governmental regulators. Like many in the medical device industry or with international operations, we may engage in periodic discussions with the SEC, U.S. Department of Justice, EU Member State authorities, and various authorities in China regarding certain activities. We are committed to regularly evaluating and, as appropriate, strengthening our anti-corruption compliance programs and practices. Any possible future determination that certain of our operations and activities, and/or those of our third-party distributors, are not in compliance with existing laws could result in the imposition of fines, penalties, and equitable remedies in the U.S., EU, or other jurisdictions. We have not recorded an expense in connection with these matters because any potential loss is not currently probable and reasonably estimable. Additionally, we are unable to reasonably estimate the range of loss, if any, that may result from these matters.

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International Regulations
International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. To market our products in other countries, we must obtain regulatory approvals and comply with safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for U.S. FDA clearance or approval, and the requirements may differ. The EU/EEA requires a CE conformity mark in order to market medical devices. The United Kingdom requires a separate clearance. Many other countries, such as Australia, India, New Zealand, Pakistan, and Sri Lanka, utilize CE or U.S. FDA clearance or approval as part of their local regulatory compliance, although others, such as China, Brazil, Canada, and Japan, require altogether separate regulatory filings. Loss or inability to gain regulatory licenses from an agency in one country may affect license considerations in another.
European Union
In the EU/EEA, our existing devices are required to comply with the Essential Requirements of the EU Medical Devices Directive 93/42/EEC (the “EU MDD”), while any new products placed in the EU/EEA must comply with the EU MDR. Compliance with these requirements entitles us to affix the CE marking of conformity to our medical devices, without which they cannot be commercialized in the EU/EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE marking of conformity, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification.
Conformity assessment is the process demonstrating whether the requirements of the EU MDR relating to a device have been fulfilled. A conformity assessment consists of an evaluation of general product safety and performance, technical documentation and records, clinical evaluation, and post-market surveillance activities and records. Except for low-risk medical devices (Class I), where the manufacturer can issue an EU Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements of the EU MDD (for existing products) or the EU MDR (for new products), a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EU/EEA to conduct conformity assessments through audit and examination of a manufacturer’s products and processes. The higher the risk class of the device, the greater the involvement of a Notified Body in the conformity assessment.
Pursuant to EU MDR Article 51, taking into account device intended purposes and inherent safety risk, devices are divided into the following classes: I, Is, Im, IIa, IIb, and III, with Class I being the lowest risk class and Class III being the highest risk class. Our business portfolio includes high-risk class products such as the Class II 780G insulin pump. As such, our business is subject to the highest level of scrutiny and all associated business risks.
After conformity assessment and market release of a product, our business is subject to post-market scrutiny throughout the life of our products. There is continued post-market clinical evaluation of our products through internal and external post-market surveillance of not only our products but also competitor products throughout the product lifecycle.
Further, the advertising and promotion of our products in the EU/EEA are subject to the laws of individual EU/EEA Member States implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EU/EEA Member State laws governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals. In some EU/EEA Member States, such as Italy, we are not allowed to sell our products directly to patients.
Failure to comply with EU Member State laws implementing the Medical Device Directive and, more recently, the EU Medical Device Regulation, the EU and EU Member State laws on the promotion of medicinal products, or other applicable regulatory requirements can result in enforcement action by the applicable EU Member State authorities. An enforcement action may result in any of the following: fines, imprisonment, orders forfeiting products or prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or conduct a product recall.

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Other Global Markets
The regulatory review processes for medical devices and drugs varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. We have obtained approval to sell our products in over 80 countries. If our business is found to be noncompliant with any applicable healthcare regulation, we could face severe consequences, including civil and criminal penalties, fines, damages, operational restrictions, exclusion from federal, state, and foreign healthcare programs, and even imprisonment.
Data Privacy and Security Laws
In the normal course of our business, we handle personal and/or sensitive data. As a result, we are subject to a wide range of data privacy and security regulations at the federal, state, local, and international levels. These obligations include various laws, regulations, guidance, and industry standards governing data privacy, security, and protection. Relevant regulations may include, but are not limited to, HIPAA, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Children’s Online Privacy Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the CCPA, the EU GDPR, the UK GDPR, the Personal Information Protection and Electronic Documents Act in Canada, the Privacy Act 1988 in Australia, the Personal Information Protection Law in China, the General Data Protection Law in Brazil, and the Act on the Protection of Personal Information in Japan.
HIPAA Privacy and Security Rules
The privacy and data security regulations under HIPAA, as amended, contain detailed requirements concerning the use, disclosure, security, storage, access, and transmission of individually identifiable health information. HIPAA-covered entities and business associates must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality, and availability of certain electronic health information received, maintained, or transmitted. In the event of a data breach, a HIPAA-covered entity must promptly notify affected individuals of the breach and report the breach to the federal government. In addition to federal enforcement, state attorneys general may bring civil actions on behalf of state residents for violations of HIPAA, obtain damages on behalf of state residents, and enjoin further violations.
U.S. State Data Privacy Laws
Several U.S. states have enacted or proposed their own data privacy laws—for example, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, and the CCPA. These laws illustrate the increasingly stringent U.S. regulatory landscape surrounding personal data processing, which may expand our compliance responsibilities and increase our potential exposure for noncompliance. For instance, the CCPA applies to personal information of consumers, business representatives, and employees who are California residents and imposes specific obligations on covered businesses. These include requirements to provide detailed disclosures regarding the collection, use, and sharing of personal data, as well as to respond to consumer requests relating to the access to, deletion of, and sharing of personal information collected by covered businesses, and a consumer’s right to opt out of certain sales of their personal information. The CCPA also includes enforcement mechanisms, such as civil penalties for violations and a private right of action for certain data breaches, which can result in statutory damages.
As U.S. data privacy legislation continues to evolve, we are, or may become, subject to various federal and state consumer protection laws that require us to publish clear, accurate, and transparent statements regarding how we collect, use, disclose, and otherwise process personal data, as well as the choices individuals have regarding their information.
The General Data Protection Regulation (GDPR)
The collection and use of personal data (including health data) in the European Economic Area (EEA) are governed by the EU GDPR and national implementing legislation in EEA Member States. The EU GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in

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connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The EU GDPR establishes stringent requirements applicable to the processing of personal data, including strict requirements relating to the validity of consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for “high risk” processing, limitations on retention of personal data, special provisions for “special categories of personal data” including health and genetic information of data subjects, mandatory data breach notification (in certain circumstances), “privacy by design” requirements, and direct obligations on service providers acting as processors. The EU GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism has been put in place. Failure to comply with the requirements of the EU GDPR and the related national data protection laws of the EEA Member States may result in fines up to 20 million euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the EU GDPR affords various data protection rights to individuals (i.e., the right to erasure of personal data) in certain circumstances, and the ability for data subjects to claim material and non-material damages resulting from infringements of the EU GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the EU GDPR will require significant time, resources, and expense, and we may be required to put in place additional mechanisms ensuring compliance with evolving data protection rules.
AI Regulation
As a result of the release and availability of AI technologies, including generative AI platforms, we have seen a global trend toward more comprehensive and refined regulation of AI that will impact our business, such as the EU AI Act, that are designed to ensure the ethical use, security, and privacy of AI and create standards for transparency, accountability, and fairness. Obligations imposed by the EU AI Act and similar regimes may lead to regulatory fines or penalties, require us to change our business practices, retain our AI technologies, or prevent or limit our use of AI technologies.
Environmental, Health, and Safety and Sustainability Laws and Regulations
We are subject to EHS and sustainability laws and regulations concerning, among other things: the generation, handling, transportation, storage, and disposal of hazardous substances or wastes; human health and safety; the remediation of hazardous substances or materials; emissions or discharges into the land, air, or water; and climate change. We are further subject to numerous laws and regulations concerning, among other things, chemical constituents in medical products and end-of-life disposal and take-back programs for medical devices. Our operations and those of certain of our third-party suppliers involve the use of substances subject to these laws and regulations. In addition, many regulatory agencies in the United States and internationally are imposing new and evolving regulatory requirements on the safe use of certain chemicals. See “Risk Factors—Legal and Regulatory Risks—We are subject to EHS laws and regulations and the risk of environmental liabilities, violations, and litigation.” New laws and regulations, violations of these laws and regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require us to incur costs, become the basis for new or increased liabilities, fines or sanctions, or other risks, or, in extraordinary situations, result in the shutdown of facilities.
Legal Proceedings
We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Please refer to Note 14, “Commitments and Contingencies,” to the combined financial statements appearing elsewhere in this prospectus.

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MANAGEMENT
Executive Officers
We are in the process of identifying the persons who will be our executive officers following the completion of the Distribution and will include information concerning those persons in an amendment to this prospectus.
The following table sets forth the name, age, and position of the individuals who are expected to serve as our executive officers upon completion of this offering, followed by a biography of each executive officer.

Name	Age	Position

Directors
We are in the process of identifying the persons who will serve on the Board following the completion of the Distribution and will include information concerning those persons in an amendment to this prospectus.
The following table will set forth the name, age, and position of the individuals who are expected to serve as our directors upon completion of this offering, followed by a biography of each director.

Name	Age	Position

Composition of the Board of Directors; Classes of Directors
Our business and affairs are managed under the direction of the Board. Our amended and restated certificate of incorporation will provide that the Board will consist of not fewer than            directors nor more than            directors, the actual number to be determined by the Board from time to time. Effective prior to the completion of this offering, the Board will consist of            directors.
The Board is divided into three classes, denominated as class I, class II, and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our stockholders beginning in           , the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified.            will serve as class I directors whose terms expire at the            annual meeting of stockholders.            will serve as class II directors whose terms expire at the            annual meeting of stockholders.            will serve as class III directors whose terms expire at the            annual meeting of stockholders.
Director Independence
The Board has undertaken a review of the independence of each of our directors. Based on information provided by our directors concerning their background, employment, and affiliations, the Board has determined that           ,            and            qualify as “independent” under the rules of           . In assessing the independence of each of our directors, the Board considered the relationships that each director has with us and with Medtronic as well as all other facts and circumstances that the Board deemed relevant to assess the independence of each of our directors.
The Board will assess, at least annually, the independence of each of our directors and make a determination as to which of our directors are independent.
Controlled Company Exemption
Upon completion of this offering, Medtronic will own            % of the voting power of our shares of common stock eligible to vote in the election of our directors (or            % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of            and, therefore, will qualify for

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exemptions from certain corporate governance requirements of           . Accordingly, we will not be required to have a majority of “independent directors” on the Board as defined under the rules of            and we will not be required to have a compensation committee or a nominating and corporate governance committee, in each case composed entirely of independent directors.
We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of           . Accordingly, we will not be required to have a majority of “independent directors” on the Board as defined under the rules of           .
The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the applicable requirements of the Exchange Act and           , which require that the Audit Committee be composed of (1) at least one independent director upon the listing of our common stock, (2) a majority of independent directors within 90 days of listing, and (3) exclusively independent directors within one year of listing. Upon the completion of this offering, we expect the Audit Committee will be composed of a majority of independent directors. See “—Committees of the Board of Directors—Audit Committee.”
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of           . In the event that we cease to be a “controlled company,” to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of            within the applicable transition periods specified in the rules of           .
Board of Directors Leadership Structure
Our Principles of Corporate Governance will provide that, on an annual basis, and at such other times as the Nominating and Corporate Governance Committee deems appropriate (including in connection with a Chief Executive Officer transition), the Nominating and Corporate Governance Committee will review the Board’s leadership structure. In conducting its review, the Nominating and Corporate Governance Committee will consider such facts and circumstances as it deems appropriate from time to time.
Meetings of the Board of Directors
Our Principles of Corporate Governance will provide that our directors are expected to attend Board meetings and meetings of the Board committees on which they serve, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. Our Principles of Corporate Governance will also provide that our independent directors will meet in regular executive sessions without any non-independent directors or members of management present.
Committees of the Board of Directors
Effective prior to the completion of this offering, the Board will have the following standing committees: (1) the Audit Committee, (2) the Compensation and Talent Committee, and (3) the Nominating and Corporate Governance Committee. The Board will adopt a written charter for each committee and these charters will be available on our website at           . The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.
Audit Committee
The initial members of the Audit Committee will be            , and            will serve as Chair of the Audit Committee. The Board has determined that            is an “audit committee financial expert” as defined under the rules of the SEC. In addition, the Board has determined that each of the members of the Audit Committee is independent under the rules of            and under Rule 10A-3 under the Exchange Act. The responsibilities of the Audit Committee are expected to include:
•reviewing the adequacy and effectiveness of our internal control over financial reporting, including information technology and security systems related to internal controls, and disclosure controls and procedures;

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•undertaking the appointment, compensation, retention, and oversight of our external independent registered public accounting firm, which reports directly to the Audit Committee;
•overseeing the independence, qualifications, and performance of the independent registered public accounting firm and the performance of our internal auditors;
•considering, at least annually, the independence of the independent registered public accounting firm;
•pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm and establishing policies and procedures for the engagement of the independent registered public accounting firm to provide auditing and permitted non-audit services;
•reviewing, at least annually, a report by the independent registered public accounting firm describing its internal quality-control procedures and any material issues raised by the most recent internal quality-control review and any recent investigations by regulatory or professional agencies, and any steps taken to deal with any such issues, and all relationships between us and the independent registered public accounting firm;
•reviewing the experience and qualifications of the lead partner of the independent registered public accounting firm each year and considering whether there should be rotation of the lead partner or the independent auditor itself;
•establishing clear policies for hiring current and former employees of the independent registered public accounting firm;
•overseeing our compliance with applicable legal and regulatory requirements;
•advising the Board with regard to our policies and procedures regarding compliance with laws and regulations;
•reviewing with the General Counsel and independent registered public accounting firm: legal matters that may have a material impact on the financial statements; any fraud involving management or other employees who have a significant role in our internal controls; compliance policies; and any material reports or inquiries received that raise material issues regarding our financial statements and accounting or compliance policies;
•reviewing annual audited financial statements with management and our independent registered public accounting firm and recommending to the Board whether the financial statements should be included in our Annual Report on Form 10-K;
•reviewing and discussing with management and our independent registered public accounting firm quarterly financial statements and earnings releases;
•reviewing major issues and changes to our accounting and auditing principles and practices, including analyses of the effects of non-GAAP financial measures, regulatory and accounting initiatives, and off-balance sheet structures on our financial statements;
•discussing policies with respect to risk assessment and risk management, including risks affecting our financial statements, operations, business continuity, and reputation and the reliability and security of our information technology and security systems (including cybersecurity), and the steps management has undertaken to monitor and control such exposures;
•preparing the report of the Audit Committee as required by the rules and regulations of the Exchange Act;
•meeting with the independent registered public accounting firm prior to the audit to review the scope and planning of the audit;
•reviewing the results of the annual audit examination;

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•reviewing with the independent registered public accounting firm its evaluation of our identification of, accounting for, and disclosure of related person transactions;
•reviewing with the independent registered public accounting firm the performance of our internal audit function and the results of any significant internal audits;
•reviewing candidates for the position of Chief Financial Officer;
•reviewing reports from management regarding compliance processes relating to our Code of Conduct and related policies;
•establishing procedures concerning the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and
•meeting privately in separate executive sessions periodically with management, internal auditors, and the independent registered public accounting firm.
The Audit Committee may form and delegate authority to subcommittees as it deems appropriate. The Audit Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
Compensation and Talent Committee
The initial members of the Compensation and Talent Committee will be            , and            will serve as Chair of the Compensation and Talent Committee. The Board has determined that each of the members of the Compensation and Talent Committee is independent under the rules of            and under Rule 10C-1 under the Exchange Act. In addition, we expect that each of the members of the Compensation and Talent Committee will qualify as “non-employee directors” under Rule 16b-3 under the Exchange Act. The responsibilities of the Compensation and Talent Committee are expected to include:
•periodically reviewing our executive compensation philosophy and significant other compensation programs;
•providing oversight and recommending company-wide incentive compensation and equity-based compensation programs;
•annually reviewing compensation programs of senior management, defined as any person who meets the definition of “officer” under Section 16 of the Securities Exchange Act of 1934, as amended;
•annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and all other senior management;
•annually determining and approving the total compensation of the Chief Executive Officer, based on its own evaluation of performance in light of the goals and objectives;
•annually conducting a talent review and approving the total compensation of all other senior management;
•reviewing and approving stock and other long-term incentive awards;
•monitoring compliance by the Chief Executive Officer and senior management with our stock ownership guidelines;
•reviewing and administering our Clawback Policy;
•annually reviewing our qualified benefit plans and nonqualified benefit plans;
•periodically reviewing severance arrangements for senior management and recommending changes to the Board as needed;

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•reviewing and discussing with management the Compensation Discussion and Analysis required by the rules of the SEC and recommending to the Board the inclusion of the Compensation Discussion and Analysis in our annual proxy statement;
•assisting the Board in reviewing results of any stockholder advisory votes on executive compensation, responding to other stockholder communications that relate to the compensation of executive officers, and reviewing and recommending to the Board for approval the frequency with which we will conduct stockholder advisory votes;
•preparing the Compensation and Talent Committee’s report to be included in our annual proxy statement; and
•assessing risk relating to our compensation policies and practices.
The Compensation and Talent Committee may form and delegate authority to subcommittees as it deems appropriate. The Compensation and Talent Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
Nominating and Corporate Governance Committee
The initial members of the Nominating and Corporate Governance Committee will be            , and            will serve as Chair of the Nominating and Corporate Governance Committee. The Board has determined that each of the members of the Nominating and Corporate Governance Committee is independent under the rules of           . The responsibilities of the Nominating and Corporate Governance Committee are expected to include:
•formulating our policies and procedures for identifying a pool of qualified director candidates and for evaluating and recommending candidates to the Board for nomination for election as directors;
•implementing the Nominating and Corporate Governance Committee’s policies to identify, evaluate, and recommend to the Board individuals for the Board to nominate for election as directors;
•reviewing and making recommendations to the Board regarding whether members of the Board should stand for re-election;
•considering matters relating to the retirement of a director, including term or age limits;
•considering any resignation offered by a director;
•developing an annual evaluation process for the Board and its committees;
•recommending to the Board directors to serve as members of each committee and recommending any changes to the Board or standing committees that the Committee believes desirable;
•monitoring emerging corporate governance trends and overseeing and evaluating our corporate governance policies and programs to align with market best practices;
•reviewing our Principles of Corporate Governance at least annually and recommending changes to the Board to align with market best practices;
•reviewing stockholder proposals and recommending to the Board proposed Company responses to such proposals;
•reviewing, in accordance with our related person transaction policies and procedures, transactions and relationships with related parties that are required to be approved or ratified thereunder;
•reviewing our related person transaction policies and procedures on a periodic basis and recommending changes to the Board;

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•reviewing the independence standards under the corporate governance standards of            and providing at least annually to the Board the Committee’s assessment of which directors should be deemed independent directors;
•reviewing at least annually the requirements of a “financial expert” under the applicable rules of the SEC and determining which directors are “financial experts”;
•overseeing and reviewing on a periodic basis the continuing education program for directors and the orientation program for new directors;
•providing advice to the Board regarding director compensation and benefits;
•reviewing our stock ownership guidelines for directors, monitoring compliance with such guidelines, and recommending changes to the Board; and
•reviewing our corporate political contributions and philanthropic activities, including charitable contributions.
The Nominating and Corporate Governance Committee may form and delegate authority to subcommittees as it deems appropriate. The Nominating and Corporate Governance Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
Compensation Committee Interlocks and Insider Participation
During 2024, we were not a standalone company, and we did not have a compensation committee or any other committee serving a similar function. Decisions with respect to the compensation for that fiscal year of the individuals who will serve as our executive officers upon completion of this offering were made by Medtronic, as described in the section of this prospectus entitled “Executive and Director Compensation.”
Principles of Corporate Governance
The Board will adopt Principles of Corporate Governance describing our corporate governance practices, policies, and framework. The Principles of Corporate Governance will be published on our website at           . These materials will be available in print to any stockholder upon request. From time to time, the Board will review and update these documents as it deems necessary and appropriate to keep abreast of governance regulations.
Board of Directors Oversight of Risk Management
The Board, in exercising its overall responsibility to oversee the management of the business, will consider risks when reviewing our strategic plan, financial results, merger and acquisition-related activities, legal and regulatory matters, and our public filings with the SEC. The Board’s oversight of risk management will include full and open communications with management to review the adequacy and functionality of the risk management processes used by management.
Code of Conduct
All our employees, including the Chief Executive Officer and other senior management, will be required to comply with a Code of Conduct to help ensure that our business is conducted in accordance with the highest standards of ethical behavior. The Code of Conduct will cover all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, intellectual property, and confidential information, as well as requiring strict adherence to all laws and regulations applicable to our business. Employees will be required to bring any violations and suspected violations of the Code of Conduct to our attention through management or legal counsel or by using our confidential compliance line. In addition, the Code of Ethics for Senior Financial Officers will provide specific policies applicable to the Chief Executive Officer, Chief Financial Officer, and other senior financial officers designated from time to time by the Chief Executive Officer.

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These policies relate to internal controls, the public disclosures of our violations of the securities or other laws, rules or regulations, and conflicts of interest. The members of the Board will be subject to a Code of Business Conduct and Ethics relating to director responsibilities, conflicts of interest, strict adherence to applicable laws and regulations, and promotion of ethical behavior.
Our codes of conduct will be published on our website at           , and will be available in print to any stockholder who requests them. We intend to disclose future amendments to, or waivers for directors and executive officers of, the codes of conduct on our website promptly following the date of such amendment or waiver, to the extent required by applicable rules and regulations.

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EXECUTIVE AND DIRECTOR COMPENSATION
Executive Officer and Director Compensation
We are in the process of identifying the persons who will be our executive officers and directors following the Separation and the compensation arrangements that will be applicable to such individuals. Prior to the effectiveness of the registration statement of which this prospectus forms a part, information regarding the compensation of our executive officers and directors will be included in an amendment to this prospectus.
Equity Incentive Plan
In connection with the Separation, we expect to adopt an equity incentive plan (the “Equity Incentive Plan”). Prior to the effectiveness of the registration statement of which this prospectus forms a part, a summary of the material terms of the Equity Incentive Plan will be included in an amendment to this prospectus.

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PRINCIPAL STOCKHOLDER
The following table sets forth the number and percentage of shares of our common stock beneficially owned (1) immediately prior to the completion of this offering and (2) upon completion of this offering, by:
•each person or group known by us to beneficially own more than 5% of the shares of our common stock;
•each person whom we anticipate will serve on the Board upon completion of this offering and each of our named executive officers; and
•all persons whom we anticipate will serve on the Board or as our executive officers upon completion of this offering, collectively as a group.
Percentage of beneficial ownership in the following table is based on            shares of our common stock outstanding immediately prior to the completion of this offering and            shares of our common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, or            shares of our common stock, assuming the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account, or similar arrangement, or (4) the automatic termination of a trust, discretionary account, or similar arrangement. Shares issuable pursuant to such rights to acquire are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those rights to acquire but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares of our common stock beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the footnotes to the following table, the address for each stockholder listed below is c/o MDT Sub Holdings, Inc., 18000 Devonshire St., Northridge, CA 91325.

	Shares of our common stock beneficially owned prior to the completion of this offering		Shares of our common stock beneficially owned following the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments)		Shares of our common stock beneficially owned following the completion of this offering (assuming full exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments)
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% Stockholder
Medtronic plc		100%
Directors and Named Executive Officers

All Directors and Named Executive Officers as a Group ( persons)		0%

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions, or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements for our executive officers and directors, which are described in the section of this prospectus entitled “Executive and Director Compensation.”
Historical Relationship with Medtronic
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit. We were incorporated in Delaware on February 27, 2025 in connection with the Separation and were formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Diabetes Operating Unit. Prior to the completion of this offering, we are a wholly owned subsidiary of Medtronic and all of our outstanding shares of common stock are owned by Medtronic.
Medtronic has historically provided certain corporate services to us, and costs associated with these services have been allocated to us in our combined financial statements included elsewhere in this prospectus. The allocations include certain expenses for services from Medtronic that may have been historically allocated to the Diabetes Operating Unit, including, but not limited to, insurance; warehousing, distribution, and logistics; quality; regulatory; compliance; EHS; finance; tax; investor relations; treasury; human resources; benefits administration; procurement; demand and supply planning; information technology systems and infrastructure; legal; corporate strategy and corporate development; corporate governance; other professional services; and general commercial support functions. The allocations may not reflect the expenses the Diabetes Operating Unit would have incurred if it had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by the Diabetes Operating Unit in the period in which the costs were recorded. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Following the completion of this offering, we expect that Medtronic and its affiliates will continue to provide certain services related to these functions on a transitional basis pursuant to the Transition Services Agreement, the Supply Agreement, the R&D Services Agreement, and other transitional agreements. Upon completion of this offering, we will assume responsibility for all of our standalone public company costs, including the costs of corporate services provided by Medtronic and its affiliates to us prior to the Separation.
Agreements to be Entered into in Connection with the Separation
Prior to the completion of this offering, we and Medtronic will enter into a separation agreement (the “Separation Agreement”). The Separation Agreement will contain key provisions relating to our separation from Medtronic, this offering, and the Distribution or other disposition of the shares of our common stock owned by Medtronic following the completion of this offering. In connection with the Separation, we will also enter into various other agreements with Medtronic that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to us and will result in the separation of our business from Medtronic.
The agreements we will enter into with Medtronic in connection with the Separation, in addition to the Separation Agreement, include:
•the Tax Matters Agreement;
•the Employee Matters Agreement;

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•the Intellectual Property Cross-License Agreement
•the Trademark Agreements;
•the Transition Services Agreement;
•the Supply Agreement; and
•the R&D Services Agreement.
These agreements will, together with the Separation Agreement, govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. The material terms of the Separation Agreement and the other agreements we will enter into with Medtronic in connection with the Separation are summarized below. Certain of these agreements that we believe are material agreements have been filed as exhibits to the registration statement of which this prospectus forms a part, and the following summaries of such agreements are qualified in their entirety by reference to the full text of such agreements, filed as exhibits to this registration statement.
Separation Agreement
We will enter into the Separation Agreement with Medtronic prior to the completion of this offering. The Separation Agreement will set forth our agreements with Medtronic regarding the principal actions to be taken in connection with the Separation. The Separation Agreement will also set forth other agreements that will govern aspects of our relationship with Medtronic following the completion of this offering.
Transfer of Assets and Assumption of Liabilities
The Separation Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary to effect the Separation. In exchange for these assets, we will, as consideration, assume the liabilities associated with the assets of the Diabetes Operating Unit and issue to Medtronic shares of our common stock. The Separation Agreement will provide that such transfers and assumptions will result in us generally holding (1) all assets primarily related to, or used or held for use primarily in connection with, our business or operations and (2) all liabilities to the extent relating to, arising out of, or resulting from the past or current operation or conduct of our business. However, the Separation Agreement also provides that certain assets and liabilities will be allocated between us and Medtronic without regard to such general rule.
In addition, we and Medtronic will agree to use our respective reasonable best efforts to divide, partially assign, modify, or replicate (in whole or in part) the other party’s rights and obligations under and in respect of any contract or agreement that relates in any material respect to both our business and Medtronic’s business. The Separation Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Medtronic. See “—Intercompany Arrangements.”
Internal Transactions
The Separation Agreement will provide for certain internal transactions related to our separation from Medtronic that will occur prior to the completion of this offering.
Intercompany Arrangements
All agreements, arrangements, commitments, and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Medtronic, on the other hand, will terminate effective as of the consummation of the Separation, except specified agreements and arrangements that are either (1) intended to survive the Separation or (2) between a Deferred Local Business (as defined below under “—Deferred Markets”), on the one hand, and Medtronic, on the other hand.

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Credit Support
We will agree to use our reasonable best efforts to arrange, prior to the completion of this offering, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit, or similar assurances of credit support currently provided by or through Medtronic or any of its subsidiaries for the benefit of our business.
Representations and Warranties
In general, neither we nor Medtronic will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation Agreement, any other agreement we will enter into with Medtronic in connection with the Separation or any representation letter delivered in connection with the Separation, all assets will be transferred on an “as is,” “where is” basis.
Deferred Markets
The Separation Agreement will provide that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents, and for other business reasons, we and Medtronic will defer until after the completion of this offering the transfer of certain assets and assumptions of certain liabilities of our businesses in certain jurisdictions (each, a “Deferred Local Business”). From and after the completion of this offering and until such time as a Deferred Local Business has been transferred to us, the Separation Agreement will generally provide that (1) Medtronic will hold and operate a portion or the entirety of such Deferred Local Business on our behalf, (2) Medtronic will use reasonable best efforts to treat and operate, insofar as reasonably practicable and to the extent permitted by applicable law, each such Deferred Local Business in the ordinary course of business in all material respects consistent with past practice, and (3) we will use reasonable best efforts to provide all support reasonably necessary or reasonably requested by Medtronic with respect to the operation of each such Deferred Local Business. In addition, we and Medtronic will agree to use our reasonable best efforts to take all actions to permit and effect the transfer of each Deferred Local Business as promptly following the completion of this offering as reasonably practicable.
With respect to certain Deferred Local Businesses, we and Medtronic will enter into a net economic benefit arrangement, pursuant to which, among other things, Medtronic will transfer to us the net profits from the operation of each such Deferred Local Business (or, in the event the operations of any such Deferred Local Business result in net losses to Medtronic, we shall reimburse Medtronic for the amount of such net losses). We will control pricing and other strategic decisions in relation to products subject to the net economic benefit arrangement and maintain the risk of loss for all products subject to the net economic benefit arrangement, even if Medtronic has legal title to such products or stores such products in its facilities. We will reimburse Medtronic for any amounts paid to customers for returned products and will be responsible for costs related to a recall or a similar event.
The transfers of the Deferred Local Businesses are subject to the satisfaction of conditions, certain of which are beyond our or Medtronic’s control, including governmental approvals or other consents. As a result, we cannot assure you when such Deferred Local Businesses will ultimately be transferred to us, if ever. See “Risk Factors—Risks Related to the Separation and the Distribution—The transfer of certain assets and liabilities from Medtronic to us contemplated by the Separation will not be complete prior to the completion of this offering.” Upon the transfer of certain Deferred Local Businesses, we may be required to compensate Medtronic for certain increases in the value of such Deferred Local Businesses between the completion of this offering and the transfer of such Deferred Local Businesses (or, in the event of certain value decreases, Medtronic will be required to compensate us).
Delayed or Improper Transfers
In the event that it is discovered any time after the consummation of the Separation that there was an omission of transfer or conveyance by us to or Medtronic of any assets or liabilities, as the case may be, we and Medtronic will agree to use our respective reasonable best efforts to promptly effect any such transfer, conveyance, acceptance or assumption of such assets or liabilities. In addition, in the event that it is discovered any time after the Separation

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that there was an improper transfer or conveyance, or acceptance or assumption of any asset or liability, as the case may be, we and Medtronic will agree to use our respective reasonable best efforts to promptly transfer or convey such asset or liability back to the transferring or conveying party or to rescind any acceptance or assumption of such asset or liability. Further, to the extent that any transfer or conveyance of an asset (subject to certain exceptions as described in the Separation Agreement) required by the Separation Agreement to be so transferred, conveyed, accepted or assumed shall not have been completed on or prior to the Separation, we and Medtronic will also agree to use our respective reasonable best efforts to effect such transfer, conveyance, acceptance, or assumption as promptly following the date of the Separation as reasonably practicable.
The Initial Public Offering
The Separation Agreement will govern our and Medtronic’s respective rights and obligations with respect to this offering. Prior to the completion of this offering, we will agree to take all actions reasonably requested by Medtronic in connection with this offering.
Conditions
The Separation Agreement will provide that certain conditions must be satisfied or waived by Medtronic, in its sole and absolute discretion, before the Separation can occur. Medtronic’s obligation to consummate the Separation is subject to, among other things, receipt of the authorization and approval of the board of directors of Medtronic, which authorization and approval shall not be withdrawn.
Subsequent Stock Issuances
The Separation Agreement will provide that, prior to the Distribution, we will not issue any shares of our common stock without the prior written consent of Medtronic, which consent may be withheld in Medtronic’s sole discretion. Further, regardless of whether or not Medtronic consents to any such stock issuance, in no case prior to the Distribution may any issuance of shares of our common stock result in Medtronic owning less than 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors.
Exchange of Information
We and Medtronic will each agree to provide each other, following the completion of this offering, with information relating to periods prior to the completion of this offering which is reasonably necessary to (1) comply with reporting, disclosure, filing, notification, or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative, and other proceedings, (2) satisfy audit, accounting, regulatory, litigation, and other similar requirements or (3) comply with any obligations under the Separation Agreement or any related agreement in connection with the Separation. We and Medtronic will also agree to provide each other, following the completion of this offering, with information to the extent relating to Medtronic and its business or assets or us and our business and assets, respectively.
In addition, we will agree to comply with certain covenants relating to our financial reporting for so long as Medtronic is required to consolidate our results of operations and financial position, to account for its investment in us under the equity method of accounting or to complete a financial statement audit for any such period. These covenants will include, among others, covenants regarding:
•delivery or supply of monthly, quarterly, and annual financial information and periodic budgets and financial projections to Medtronic;
•maintenance of certain disclosure and financial controls;
•provision to Medtronic of access to our auditors and certain books and records related to internal accounting controls or operations; and
•cooperation with Medtronic to the extent reasonably requested by Medtronic in the preparation of Medtronic’s public filings and press releases.

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Distribution or Other Disposition
Medtronic will have the sole and absolute discretion, subject to applicable law, to determine the terms of, and whether and when to proceed with, any subsequent Distribution or other disposition of the shares of our common stock owned by Medtronic following the completion of this offering. We will be required to cooperate with Medtronic to effect any such subsequent Distribution or other disposition.
Termination
Medtronic, in its sole and absolute discretion, will be permitted to terminate the Separation Agreement at any time prior to the completion of this offering.
Release of Claims
We and Medtronic will each agree, subject to certain exceptions, to release the other party and its affiliates, successors, and assigns and all persons that, at or prior to the completion of this offering, have been the other party’s stockholders, directors, officers, agents, or employees, and their respective heirs, executors, administrators, successors, and assigns, from any and all claims against any of them that arise out of or relate to events, circumstances, or actions occurring or failing to occur or any conditions existing at or prior to the completion of this offering.
Indemnification
We and Medtronic will each agree to indemnify the other party and each of the other party’s current and former stockholders, directors, officers, agents, and employees, and each of the heirs, executors, successors, and assigns of any of them, against certain liabilities incurred in connection with the Separation and our and Medtronic’s respective businesses. The amount of each party’s indemnification obligations will be reduced by any insurance proceeds or other third-party proceeds the party being indemnified receives. The Separation Agreement will also specify procedures regarding claims subject to indemnification.
Management of Legal Actions
The Separation Agreement will govern the management and direction of pending and future legal actions in which we or Medtronic is named as a party. In general, neither we nor Medtronic may resolve any legal action without the prior written consent of the other party if such resolution (1) contains any finding or admission of any violation of law by such other party, (2) would result in any non-monetary remedy against such other party, or (3) does not include a full and unconditional release of such other party (to the extent such other party is a named party in the legal action).
Insurance
The Separation Agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by Medtronic’s existing commercial insurance policies provided by third-party insurers prior to the Distribution and set forth procedures for the administration of insured claims and related matters.
Dispute Resolution
We and Medtronic will attempt in good faith to resolve disputes arising under the Separation Agreement by negotiation among our respective senior officers. Any dispute unable to be resolved through this process may be referred to non-binding mediation for resolution. If we and Medtronic are unable to resolve a dispute through negotiation or mediation, then either we or Medtronic may submit the dispute to the Court of Chancery of the State of Delaware or, in certain circumstances, to an alternative court in the State of Delaware.

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Tax Matters Agreement
We will enter into a tax matters agreement (the “Tax Matters Agreement”) with Medtronic prior to the completion of this offering. The Tax Matters Agreement will govern our and Medtronic’s respective rights, responsibilities, and obligations following the completion of this offering with respect to tax matters, including tax liabilities, tax attributes, tax returns, and tax contests. In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) intended to preserve the tax-free status of various transactions related to the Separation and the Distribution.
Allocation of Taxes
Under the Tax Matters Agreement, Medtronic will generally be responsible for (1) all tax returns that only include Medtronic or one of its subsidiaries (and not us or one of our subsidiaries) and (2) all U.S. federal income taxes imposed on a consolidated tax return group that includes Medtronic or its subsidiaries and us or our subsidiaries, and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the date of the completion of the initial public offering, except we will be responsible for taxes resulting from any breach of certain covenants made by us in the Tax Matters Agreement or other Separation-related agreements. We will generally be responsible for all U.S. federal, state, or foreign income, franchise, capital gain, withholding, or similar taxes imposed on a separate return basis on us (or any of our subsidiaries or any subgroup consisting solely of us and our subsidiaries), as applicable, with respect to taxable periods (or portions thereof) that end after the date of the completion of the initial public offering, except Medtronic will be responsible for taxes resulting from any breach of any covenant made by Medtronic in the Tax Matters Agreement or other Separation-related agreements. Medtronic will be responsible for certain other taxes attributable to the Separation.
Neither our obligations nor Medtronic’s obligations under the Tax Matters Agreement will be limited in amount or subject to any cap. In addition, because certain of our subsidiaries were members of a consolidated U.S. federal income tax group that includes certain subsidiaries of Medtronic, such subsidiaries have (and will continue to have following the offering and, if pursued, the Distribution) joint and several liability with such subsidiaries of Medtronic to the IRS for the consolidated U.S. federal income taxes of such members of the Medtronic group relating to the taxable periods in which we were part of the group.
Preservation of the Tax-Free Status of Certain Steps of the Separation and the Distribution
The Distribution is conditioned on, among other things, the receipt of the Tax Opinions by Medtronic’s U.S. tax advisors to the effect that the Distribution will be tax-free to Medtronic and its shareholders. The Tax Opinions will rely on certain facts, assumptions, representations, and undertakings from us and Medtronic regarding the past and future conduct of the companies’ respective businesses and other matters.
In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets, and similar transactions) intended to preserve the tax-free status of the Distribution and certain Separation-related transactions. The Tax Matters Agreement will provide special rules that allocate tax liabilities in the event either (1) the Distribution and certain related transactions fail to qualify as a transaction that is generally tax-free or (2) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes and related amounts imposed on Medtronic or us (or such entity’s respective subsidiaries) that arise from the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events, or transactions relating to such party’s respective shares, assets, or business, or a breach of, or inaccuracy in, the relevant representations or covenants made by that party in the Tax Matters Agreement. Our indemnification obligations to Medtronic under the Tax Matters Agreement are not expected to be limited in any amount or subject to any cap. If we are required to pay any taxes or indemnify Medtronic and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.

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Employee Matters Agreement
We and Medtronic will enter into an employee matters agreement (the “Employee Matters Agreement”) prior to the Distribution that will address certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees, the treatment of outstanding Medtronic equity awards held by our employees, and compensation and benefit plans and programs in which our employees participate.
Intellectual Property Cross-License Agreement
We will enter into an intellectual property cross-license agreement (the “Intellectual Property Cross-License Agreement”) with Medtronic prior to the completion of this offering. Pursuant to the Intellectual Property Cross-License Agreement, we and Medtronic (in such capacity, the “licensor”) will grant to the other party (in such capacity, the “licensee”) certain irrevocable, non-exclusive, worldwide, royalty-free, non-sublicensable (subject to certain exceptions), and non-transferable (subject to certain exceptions) licenses that are intended to provide the parties freedom to operate in their respective businesses.
Trademark Agreements
In connection with the Separation, we and Medtronic will enter into a transitional trademark cross-license agreement and a trademark co-existence agreement (collectively, the “Trademark Agreements”) that collectively will govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to trademarks.
Transitional Trademark Cross-License Agreement
We will enter into a transitional trademark cross-license agreement (the “Transitional Trademark Cross-License Agreement”) with Medtronic. Pursuant to the Transitional Trademark Cross-License Agreement, Medtronic will grant us a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up worldwide license to use certain trademarks owned by Medtronic (the “Licensed Medtronic Marks”), consisting primarily of marks related to “Medtronic,” on a transitional basis following the completion of this offering. Medtronic will retain exclusive ownership of the Licensed Medtronic Marks, including any goodwill that might be acquired by our use of such marks. Additionally, we will grant Medtronic a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up worldwide license to use certain trademarks allocated to us that are currently used in Medtronic’s retained business for a transitional time period following completion of this offering.
The term of the Transitional Trademark Cross-License Agreement will be no more than one year following the completion of the Separation.
The licenses granted pursuant to the Transitional Trademark Cross-License Agreement will extend only to the licensee’s existing uses, and certain intended uses of the licensed trademarks as of the date of the Transitional Trademark Cross-License Agreement. Each licensee will agree to adhere to certain quality standards in using the licensed trademarks. Subject to certain exceptions, the licensee is not permitted to (1) use or register in any jurisdiction any trademarks confusingly similar to, or consisting in whole or in part of, any of the licensed trademarks or (2) register any of the licensed trademarks in any jurisdiction, without, in each case, the express prior written consent of the licensor.
The licensor will retain the sole right to file, prosecute, maintain, and renew, as applicable, the licensed trademarks. The licensor will also retain the sole right to defend, enforce and protect the licensed trademarks at its cost.
Trademark Co-Existence Agreement
We will enter into a trademark co-existence agreement (the “Trademark Co-Existence Agreement”) with Medtronic prior to the completion of this offering. The Trademark Co-Existence Agreement will establish certain global parameters regarding registration and use of trademarks related to the “CARELINK” brand used in Medtronic’s and our respective businesses (the “Co-Existing Trademarks”). These parameters are intended to avoid

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confusion among consumers regarding the Co-Existing Trademarks. The parties will also agree to undertake additional cooperative efforts to mitigate any actual consumer confusion that may occur regarding the Co-Existing Trademarks. The Trademark Co-Existence Agreement will remain in effect as long as the parties, or their successors or assigns, are using, or intend to use, the Co-Existing Trademarks.
Transition Services Agreement
We will enter into a transition services agreement (the “Transition Services Agreement”) with Medtronic prior to the completion of this offering. Pursuant to the Transition Services Agreement, Medtronic will provide us and we will provide Medtronic with specified services for a transitional period following the completion of this offering. The Transition Services Agreement is intended to help ensure an orderly transition following the completion of this offering and will facilitate cooperation between Medtronic and us to exit, transition, migrate, and integrate each Medtronic Service to us as soon as reasonably practicable. The cost of these services will be negotiated between us and Medtronic and may not necessarily be reflective of prices we could have obtained for similar services from an independent third party.
In general, the services will begin on the date of the closing of this offering and will cover a period generally not expected to exceed            months following the completion of this offering.
Supply Agreement
We and Medtronic will enter into a supply agreement in connection with the Separation pursuant to which Medtronic and its affiliates will provide us with certain manufacturing and assembly services for a transitional period of time with respect to certain products.
R&D Services Agreement
We and Medtronic will enter into a research and development services agreement in connection with the separation pursuant to which Medtronic and its affiliates will provide us, on a transitional basis, with certain research and development services at certain research and development centers. The services will commence on the Distribution Date and terminate for each research and development center upon the completion of the certain research and development services.
Other Agreements with Medtronic
Intercompany Debt
As of               , we had $              in principal amount of intercompany debt owed to Medtronic under one or more notes. As part of the Separation, we intend to use part of the net proceeds from this offering to repay (or cause one or more of our subsidiaries to repay) $              in principal amount of intercompany debt owed to Medtronic. After giving effect to such repayment, we do not expect to have any material outstanding indebtedness to Medtronic. We do not expect the repayment of this intercompany debt to have a material impact on our business, results of operations, or financial condition.
Real Estate Agreements
Prior to the completion of this offering, Medtronic’s owned real property and leased space will be allocated to Medtronic or us, as the case may be, in a manner that is consistent with the different business uses and needs of Medtronic and us. To the extent owned property or leased space is to be shared by Medtronic and us on a long-term basis or associated real estate services need to be provided by one party to the other, we may enter into various agreements with Medtronic that will govern each party’s rights and obligations with respect to any such owned or leased property, shared space, or service provided. In addition, certain facilities will, pursuant to transition services agreements, be shared between Medtronic and us for a limited period of time following the completion of this offering. We do not expect these real estate agreements between us and Medtronic, individually or in the aggregate, to comprise a material portion of our property portfolio nor to have a material impact on our business, results of operations, or financial condition.

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Related Person Transaction Policies and Procedures
Prior to the completion of this offering, the Board will adopt written related person transaction policies and procedures. The policies will require that all “interested transactions” (as defined below) between us or any of our subsidiaries and a “related person” (as defined below) will be subject to approval or ratification by the Nominating and Corporate Governance Committee. In determining whether to approve or ratify such transactions, the Nominating and Corporate Governance Committee will consider, among other factors it deems appropriate, whether the interested transaction is on the same terms as are generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction, and any other information regarding the interested transaction or the related person that would be material to investors in light of the circumstances. An interested transaction may be approved only if it is determined in good faith that, under all of the circumstances, the interested transaction is in the best interests of us and our stockholders. In addition, the Nominating and Corporate Governance Committee will review certain categories of interested transactions and deem them to be pre-approved or ratified. Finally, the policies will provide that no director shall participate in any discussion or vote regarding an interested transaction for which he or she is a related person, except that the director shall provide all relevant information concerning the interested transaction to the Nominating and Corporate Governance Committee.
Under the policies, an “interested transaction” will be defined as any transaction, arrangement, or relationship or series of similar transactions, arrangements, or relationships (including any indebtedness or any guarantee of indebtedness) in which:
•the aggregate amount involved will or may be expected to exceed $120,000 in any twelve-month period;
•we or one of our subsidiaries is a participant; and
•any related person has or will have a direct or indirect interest (other than solely as a result of being a director and/or a less than ten percent beneficial owner of another entity).
An “interested transaction” will include a material amendment or modification to an existing interested transaction.
A “related person” will be defined as any:
•person who is or was (since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement) an executive officer, director, or nominee for election as a director of Medtronic (even if they do not presently serve in that role);
•greater than 5% beneficial owner of our common stock; or
•immediate family member of any of the foregoing, as such terms are interpreted under Item 404 of Regulation S-K.
Our related person transaction policies and procedures will not be in effect at the time we enter into the agreements described above under “—Agreements to be Entered into in Connection with the Separation.” Each of the agreements between us and Medtronic that has been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of our related person transaction policies or procedures.

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DESCRIPTION OF CAPITAL STOCK
In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following description summarizes the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering, as well as relevant sections of the DGCL. The following description is not complete and is qualified by reference to the full text of our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the applicable provisions of the DGCL.
General
Our authorized capital stock will consist of            shares of common stock, par value $0.01 per share; and            shares of preferred stock, par value $0.01 per share. Upon completion of this offering, there will be           shares of our common stock outstanding and no shares of our preferred stock outstanding.
Common Stock
Holders of shares of our common stock will be entitled to the rights set forth below.
Voting Rights
Each holder of shares of our common stock will be entitled to one vote per share of our common stock on all matters which may be submitted to the holders of shares of our common stock. At any meeting of our stockholders, the holders of a majority in voting power of the outstanding shares entitled to vote at such meeting must be present in person or represented by proxy in order to constitute a quorum.
At any meeting of our stockholders, all questions, except as otherwise expressly provided by statute, our amended and restated certificate of incorporation or our amended and restated bylaws, will be determined by vote of the majority of voting power of the outstanding shares present in person or represented by proxy at such meeting and entitled to vote. Except as otherwise required by law, a nominee for election as a director will be elected to the Board at a meeting at which a quorum is present by a plurality of the votes cast at such meeting.
Our amended and restated certificate of incorporation will provide that any director may be removed from office at any time, with or without cause, by vote of the majority of voting power of the outstanding shares entitled to vote thereon.
Dividend Rights
Subject to any preferential rights of any outstanding shares of our preferred stock, each holder of shares of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of any assets lawfully available for the payment of dividends.
Liquidation, Dissolution, and Winding-Up Rights
In the event of a liquidation, dissolution, or winding-up of the Company, each holder of shares of our common stock will be entitled to ratable distribution of our net assets that remain after the payment in full of all liabilities and the liquidation preferences of any outstanding shares of our preferred stock.
Other Rights
Holders of shares of our common stock will have no preemptive or conversion rights to purchase, subscribe for, or otherwise acquire any shares of our common stock or preferred stock or other securities. There are no redemption or sinking fund provisions applicable to the shares of our common stock.

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Preferred Stock
The Board will be authorized, without further vote or action by our stockholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. Cumulative dividends, dividend preferences, and conversion, exchange, and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of our shares of common stock or for other corporate purposes.
Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and Our Amended and Restated Bylaws
Provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest, or otherwise, or to remove incumbent directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe the benefits of increased protection of the Board’s ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals, including because negotiation of these proposals could result in an improvement of the terms of the proposals.
Delaware Anti-Takeover Statute
We will be subject to Section 203 of the DGCL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock the outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares (1) owned by persons who are directors and also officers and (2) held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with its affiliates or associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock.
The existence of Section 203 of the DGCL would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging takeover attempts that might result in a premium over then-prevailing market price for the shares of our common stock held by our stockholders.
A Delaware corporation may “opt out” of Section 203 of the DGCL by including a provision expressly electing not to be governed by Section 203 of the DGCL in its original certificate of incorporation or in its certificate of

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incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting stock. We will not elect to “opt out” of Section 203 of the DGCL.
So long as Medtronic beneficially owns a majority of the voting power of our outstanding capital stock, and therefore has the ability to direct the election of all the members of the Board, directors designated by Medtronic to serve on the Board would have the ability to authorize a party, including a potential transferee of Medtronic’s shares of common stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such other party.
Size of Board and Vacancies
Our amended and restated certificate of incorporation will provide that the Board will consist of not fewer than            directors nor more than            directors, the actual number to be determined by the Board from time to time. Effective prior to the completion of this offering, the Board will consist of            directors.
Our amended and restated certificate of incorporation will provide that any vacancies in the Board, however created, will be filled by appointment made by a majority of the remaining directors. In addition, our amended and restated certificate of incorporation will provide that any directorship to be filled by reason of an increase in the number of directors on the Board may be filled by election by a majority of the directors then in office.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that the Board will be classified with approximately one-third of the directors elected each year. The number of directors will be fixed from time to time by the board of directors, acting by the vote of not less than a majority of the directors then in office. The directors will be divided into three classes, designated class I, class II, and class III.            will serve as class I directors whose terms expire at the            annual meeting of stockholders.            will serve as class II directors whose terms expire at the            annual meeting of stockholders.            will serve as class III directors whose terms expire at the            annual meeting of stockholders or, in each case, upon such director’s earlier death, resignation or removal. At each annual meeting of stockholders beginning in           , successors to the class of directors whose terms expire at that annual meeting will be elected for a three-year term and until their successors are duly elected and qualified. In addition, any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation, or disqualification of a director or other cause will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.
Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that a special meeting of our stockholders may be called at any time by (1) the Chair of the Board, (2) a majority of the Board, or (3) our Chief Executive Officer. Our amended and restated certificate of incorporation will provide that our stockholders will not have the ability to call a special meeting.
Stockholder Action by Written Consent
Our amended and restated certificate of incorporation will provide that (1) until such time as Medtronic ceases to beneficially own a majority of the voting power of our shares of common stock, holders of shares of our common stock will be permitted to act by written consent without a duly called annual or special meeting of our stockholders if such written consent is signed by holders of shares of our common stock having at least the minimum number of votes necessary to authorize such action and (2) from and after the time that Medtronic ceases to beneficially own a majority of the voting power of our shares of common stock, holders of shares of our common stock will not be able to act by written consent without a duly called annual or special meeting of our stockholders.
Requirements for Advance Notification of Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures for business (including any nominations for director) to be properly brought by a stockholder before an annual or special meeting of our

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stockholders. In general, any such notice must be received by us not less than 120 days nor more than 150 days prior to the first anniversary of the date on which we first released our proxy materials for the preceding year’s annual meeting, or in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days from the first anniversary of the preceding year’s annual meeting, notice by the proposing stockholder to be timely must be received not later than the 10th day following the day on which public announcement of such meeting is first made.
In addition, our amended and restated bylaws will require that, in order to submit a nomination for director, a stockholder must also submit all information relating to such person that is required to be disclosed in solicitations of proxies as well as certain other information.
No Cumulative Voting
The DGCL provides that stockholders of a company are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock
The authority that the Board will possess to issue preferred stock, as described under “—Preferred Stock,” could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, or proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of shares of our common stock.
Amendments to Certificate of Incorporation
Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the classification of the Board, the calling of special meetings of stockholders, stockholder action by written consent, certain relationships and transactions with Medtronic (including relating to corporate opportunities) and any provision relating to the amendment of any of these provisions.
Amendments to Bylaws
Our amended and restated certificate of incorporation will provide that our amended and restated bylaws may be amended, altered, or repealed and new bylaws made by (1) the Board or (2) vote of at least two-thirds of the total voting power of the outstanding shares entitled to vote thereon at a meeting of our stockholders called for that purpose.
Conflicts of Interest; Corporate Opportunities
In order to address potential conflicts of interest between us and Medtronic, our amended and restated certificate of incorporation will include certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Medtronic and its directors, officers, or employees and our rights, powers, duties, and liabilities and those of our directors, officers, employees, and stockholders in connection with our relationship with Medtronic. These provisions generally recognize that we and Medtronic may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Medtronic will continue to have contractual and business relations with each other, including directors, officers, and/or employees of Medtronic serving as our directors, officers, and/or employees.
Following the completion of this offering and until (1) Medtronic ceases to beneficially own any shares of our capital stock and (2) no person who is a Medtronic director, officer, or employee is also serving as our director or officer, the Board is expected to renounce any interest or expectancy of ours in any corporate opportunities that are presented to our directors, officers, or employees who are also directors, officers, or employees of Medtronic, and such director, officer, or employee will have no duty to communicate or present such corporate opportunity to us, in each case so long as such corporate opportunity was not expressly offered to such person solely in their capacity as

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our director or officer. Moreover, our amended and restated articles of incorporation will provide that Medtronic will have no duty to communicate information regarding a corporate opportunity to us or refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers, or vendors.
Limitations on Liability, Indemnification of Officers and Directors, and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties as directors or officers. Our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and our amended and restated bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and, subject to certain exceptions, officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers, and certain employees for some liabilities.
The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation will not alter the liability of directors and officers under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding against us or any of our directors, officers, or employees for which indemnification is sought.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or stockholders to us or our stockholders;
•any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation or our amended and restated bylaws;
•any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware; or
•any action asserting a claim governed by the internal affairs doctrine.
However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.

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In addition, our amended and restated certificate of incorporation will provide that the foregoing provision will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees, or stockholders, which in each case may discourage such lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of these exclusive forum provisions.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and our authorized but unissued shares of preferred stock will be available for future issuance without further vote or action by our stockholders. We may use additional shares for a variety of purposes, including to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could also discourage attempts by third parties to obtain control of us through a merger, tender offer, or proxy contest or otherwise by making such attempts more difficult or more costly.
Listing
We intend to list our shares of common stock on            under the symbol “          .”
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock will be           .

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SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock, and we cannot predict with certainty the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of shares of our common stock prevailing from time to time. We also cannot predict with certainty whether or when Medtronic will complete the Distribution or otherwise sell its remaining equity interest in our company. The sale or other availability of substantial amounts of shares of our common stock (including shares issued on the exercise of options, warrants, or convertible securities, if any) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock and our ability to raise additional capital through a future sale of securities.
Upon completion of this offering, we will have            shares of common stock outstanding (or            shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). This includes            shares of common stock (or            shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments) that we are offering to be sold in this offering, which shares will be freely tradable without restriction or further registration under the Securities Act, subject to the provisions of Rule 144 described below under “—Rule 144” and any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements.”
Sale of Restricted Shares
Subject to any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements,” all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold publicly in compliance with the limitations of Rule 144 described below under “—Rule 144.” As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.
Upon completion of this offering, Medtronic will own            % of our outstanding shares of common stock (or            % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). These shares will be “restricted securities” as that term is defined in Rule 144. Subject to any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements,” Medtronic will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and has not been one of our affiliates at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding; and
•the average weekly trading volume of shares of our common stock on            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

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provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
S-8 Registration Statement
In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of            shares of our common stock that we expect to reserve for issuance under our proposed Equity Incentive Plan. The registration statement will become effective automatically upon filing with the SEC, and shares of our common stock covered by the registration statement will be eligible for resale in the public market immediately after the effective date of the registration statement, subject to the lock-up agreements described below under “—Lock-Up Agreements” and subject to the resale restrictions described under “—Rule 144” in the case of shares of our common stock held by our affiliates.
Lock-Up Agreements
In connection with this offering, we, our executive officers, our directors, and Medtronic have agreed with the underwriters that, except with the prior written consent of each of                     , we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is            days after the date of this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock.            and            may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. See “Underwriting.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax considerations to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of shares of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. We cannot assure you that the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the purchase, ownership, and disposition of shares of our common stock.
This discussion is limited to Non-U.S. Holders that hold shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address considerations relevant to Non-U.S. Holders subject to special rules, including:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding shares of our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;
•persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons subject to special tax accounting rules, including as a result of any item of gross income with respect to shares of our common stock being taken into account on an applicable financial statement; and
•tax-qualified retirement plans.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations to them.

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THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our common stock. In the event that we make a distribution of cash or other property (other than certain distributions of our stock) in respect of shares of our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce a Non-U.S. Holder’s basis in shares of our common stock, but not below zero, and then will be treated as gain from the sale of shares of our common stock, as described below under “—Gain on Sale or Other Disposition of Shares of Our Common Stock.”
Dividends paid to a Non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below), a Non-U.S. Holder will be required to provide a properly executed applicable IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under a treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be taxed on the dividends on a net income basis at regular rates applicable to a U.S. person. In this case, the Non-U.S. Holder will be exempt from the withholding tax discussed in the preceding paragraph, although the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax considerations of the ownership and disposition of shares of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) for corporations.

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Gain on Sale or Other Disposition of Shares of Our Common Stock
Subject to the discussion below under “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become a USRPHC in the future. Even if we were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other

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account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

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UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares offered by us. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Total
The underwriters are committed to take and pay for all of the shares offered by us, if any are taken, other than the shares covered by the option to purchase additional shares to cover over-allotments described below unless and until this option is exercised.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to           additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions solely to cover over-allotments. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares to cover over-allotments of our common stock, as described above.

	No Exercise	Full Exercise
Per Share	$	$
Total
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our executive officers, our directors, and Medtronic plc have agreed with the underwriters that, except with the prior written consent of each of           and           , we and they will not, subject to certain exceptions (a description of which will be included in a subsequent filing), during the period beginning on the date of this prospectus and continuing through the date that is           days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. The lock-up agreements are subject to specified exceptions.           and           may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements.
See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price has been negotiated among us, Medtronic plc, and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

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We intend to apply to list our shares of common stock on           under the symbol “           .”
In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option to purchase additional shares to cover over-allotments described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares to cover over-allotments or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option to purchase additional shares to cover over-allotments described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option to purchase additional shares to cover over-allotments described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on           , in the over-the-counter market or otherwise.
We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $           . We have also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”)-related expenses incurred by them in connection with this offering in an amount up to $           .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express

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independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(1)to any legal entity which is a qualified investor as defined in Article 2 of the Prospectus Regulation;
(2)to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(3)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (1) has been approved by the Financial Conduct Authority or (2) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(1)to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
(2)to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
(3)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”);
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation and

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each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our or the underwriters’ behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
In addition, this document is being distributed only to, and is directed only at, (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (iii) high net worth companies, and other persons to whom it may be lawfully communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).
The shares are only available to, and any invitation, offer, or agreement to subscribe, purchase, otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Australia
This document:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within twelve months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of twelve months from the date of issue of the shares of common stock, offer, transfer, assign, or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

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Canada
The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong).
No advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the SFO and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock. Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and the other applicable laws and regulations, directives, and ministerial guidelines of Japan.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3)

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otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual how is an accredited investor, the securities or securities-based derivative contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:
(i)to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA);
(ii)where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA;
(iii)where no consideration is or will be given for the transfer;
(iv)where the transfer is by operation of law;
(v)as specified in Section 276(7) of the SFA; or
(vi)as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore, and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares of common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
Ireland
Any issuance or placement of the shares of common stock must be in conformity with: (a) the European Union (Markets in Financial Instruments) Regulations 2017 (S.I 375 of 2017), as amended, and Regulation (EU) No. 600 of 2014, and any codes of conduct used in connection therewith and the provisions of the Investor Compensation Act 1998, as amended (to the extent applicable); (b) the provisions of the Companies Act 2014 (as amended), the Irish Central Banks Acts 1942 to 2018 (as amended) and any codes of conduct rules made under Section 117(1) of the Central Bank Act 1989; (c) the provisions of the European Union (Prospectus) Regulations 2019 (S.I. 380 of 2019) (as amended) and any rules issued under Section 1363 of the Companies Act 2014 (as amended) by the Central Bank of Ireland; and (d) the provisions of the Market Abuse Regulation (EU 596/2014), the European Union (Market Abuse) Regulations 2016 (S.I. 349 of 2016), as amended, and any rules issued under Section 1370 of the Companies Act 2014 (as amended) by the Central Bank of Ireland.

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LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

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EXPERTS
The financial statements as of April 26, 2024 and April 28, 2023 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. For additional information about us and the shares of our common stock offered hereby, you should refer to the registration statement and the exhibits thereto, which are available on the internet website maintained by the SEC at www.sec.gov.
Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic and current reports, proxy statements and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at            as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website that contains such reports and other information filed electronically with the SEC at www.sec.gov.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

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Report of Independent Registered Public Accounting Firm
To the Board of Directors of Medtronic plc and Shareholder of MDT Sub Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of the Diabetes Business of Medtronic plc (the "Company") as of April 26, 2024 and April 28, 2023, and the related combined statements of loss, comprehensive loss, equity and cash flows for the years then ended, including the related notes (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of April 26, 2024 and April 28, 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Corporate and Shared Expenses Allocated to the Diabetes Business Combined Financial Statements
As described in Notes 1 and 16 to the combined financial statements, on May 21, 2025, Medtronic plc (“Medtronic”) announced its intention to pursue a separation of the Diabetes business. The combined financial statements reflect certain corporate and shared expenses that have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. These expenses have been allocated by

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management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures and totaled $322 million for the year ended April 26, 2024.
The principal consideration for our determination that performing procedures relating to corporate and shared expenses allocated to the Diabetes business combined financial statements is a critical audit matter is a high degree of auditor effort in performing procedures related to management’s determination of the corporate and shared expenses allocated to the Diabetes business.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included, among others (i) evaluating management’s process for determining the allocation methodologies; (ii) testing the completeness and accuracy of the data used by management in the allocation; and (iii) testing the allocation of corporate and shared expenses between Medtronic and the Diabetes business.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 29, 2025
We have served as the Company’s auditor since 2024.

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Diabetes Business of Medtronic plc
Combined Statements of Loss

	Fiscal Year
(in millions)	2024	2023
Net sales	$2,469	$2,245
Cost of products sold	1,032	937
Gross profit	1,436	1,308
Operating expenses:
Research and development expense	437	429
Selling, general, and administrative expenses	1,057	960
Other operating expense (income), net	11	(12)
Operating loss	(69)	(69)
Other non-operating expense, net	1	7
Loss before income taxes	(70)	(76)
Income tax provision	38	16
Net loss	(107)	(92)
Net income attributable to noncontrolling interests	(5)	(5)
Net loss attributable to Diabetes Business	$(112)	$(96)
The accompanying notes are an integral part of these combined financial statements.

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Diabetes Business of Medtronic plc
Combined Statements of Comprehensive Loss

	Fiscal Year
(in millions)	2024	2023
Net loss	$(107)	$(92)
Other comprehensive loss, net of tax:
Translation adjustment	(7)	(2)
Other comprehensive loss	(7)	(2)
Comprehensive loss attributable to Diabetes Business	$(114)	$(94)
The accompanying notes are an integral part of these combined financial statements.

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Diabetes Business of Medtronic plc
Combined Balance Sheets

(in millions)	April 26, 2024	April 28, 2023
ASSETS
Current assets
Cash and cash equivalents	$54	$58
Accounts receivable, less allowances and credit losses of $40 and $41, respectively	507	430
Inventories	292	298
Other current assets	43	58
Total current assets	895	844
Property, plant, and equipment, net	636	589
Goodwill	2,255	2,255
Other intangible assets, net	161	194
Tax assets	16	17
Other assets	131	121
Total assets	$4,094	$4,020
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$190	$213
Accrued compensation	169	136
Accrued rebates	39	29
Other accrued expenses	120	141
Total current liabilities	518	519
Other liabilities	128	99
Total liabilities	647	618
Commitments and contingencies (Note 14)
Parent company equity
Net investment from Parent	3,464	3,411
Accumulated other comprehensive loss	(16)	(9)
Total parent company equity	3,448	3,402
Total liabilities and parent company equity	$4,094	$4,020
The accompanying notes are an integral part of these combined financial statements.

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Diabetes Business of Medtronic plc
Combined Statements of Equity

(in millions)	Parent company investment	Accumulated other comprehensive loss	Total parent company equity
April 29, 2022	$3,272	$(7)	$3,266
Net loss	(92)	—	(92)
Net transfers from parent	231	—	231
Other comprehensive loss	—	(2)	(2)
April 28, 2023	$3,411	$(9)	$3,402
Net loss	(107)	—	(107)
Net transfers from parent	160	—	160
Other comprehensive loss	—	(7)	(7)
April 26, 2024	$3,464	$(16)	$3,448
The accompanying notes are an integral part of these combined financial statements

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Diabetes Business of Medtronic plc
Combined Statements of Cash Flows

	Fiscal Year
(in millions)	2024	2023
Operating Activities:
Net loss	$(107)	$(92)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	129	115
Provision for credit losses	22	15
Deferred income taxes	3	(11)
Stock-based compensation	38	35
Postretirement benefit plan expense	8	10
Other, net	21	14
Change in operating assets and liabilities:
Accounts receivable, net	(105)	(70)
Inventories	5	(28)
Accounts payable and accrued liabilities	(4)	14
Other operating assets and liabilities	30	(6)
Cash provided by (used in) operating activities	41	(6)
Investing Activities:
Additions to property, plant, and equipment	(148)	(167)
Purchases of investments	(5)	(13)
Sales and maturities of investments	11	—
Other investing activities, net	(14)	—
Cash used in investing activities	(157)	(180)
Financing Activities:
Net transfers from Parent	112	182
Other financing activities, net	—	3
Cash provided by financing activities	112	185
Net change in cash and cash equivalents	(4)	(1)
Cash and cash equivalents at beginning of period	58	60
Cash and cash equivalents at end of period	$54	$58
The accompanying notes are an integral part of these combined financial statements.

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1. Description of the Business and Basis of Presentation
Background On May 21, 2025, Medtronic plc ("Medtronic" or "Parent") announced its intention to pursue a separation of the Diabetes business (referred to herein as the "Company," "we," "us," or "our"), which has historically been the Diabetes Operating Unit.
Description of the Business The Company is a global medical technology provider that develops, manufactures, and markets products and services for the management of Type 1 and Type 2 diabetes. The primary products from which the Company derives its revenues include those focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens.
Basis of Presentation The Company has historically operated as part of Medtronic and not as a standalone company. These combined financial statements reflect the combined historical financial position, results of operations, and cash flows of the Company as historically managed within Medtronic for the periods presented. The combined financial statements have been prepared in United States ("U.S.") dollars and in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The accounting policies used to derive the combined financial statements are consistent with those used by the Parent. The combined financial statements may not be indicative of the Company's future performance and do not necessarily reflect what the results of operations, financial position, and cash flows would have been had it operated as an independent company during all periods presented. Amounts reported in millions within this annual report are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.
All revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with our business activities are included in the combined financial statements herein. Also, the Company has historically functioned together with other businesses controlled by Medtronic. Accordingly, the Company relied on Medtronic's corporate and other support functions for its business and certain corporate and shared expenses have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. Total costs allocated to the Company were $322 million and $314 million for the years ended April 26, 2024 and April 28, 2023, respectively, and are included in the combined statements of loss. All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included in Net investment from Parent. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Management considers the basis on which these expenses have been allocated to be a reasonable reflection of the utilization of such services by the Company.
The combined financial statements also include certain assets and liabilities that have historically been recorded at the Medtronic corporate level but are specifically identifiable or otherwise attributable to the Company. Cash and cash equivalents legally owned and held by the Company are reflected in the combined balance sheets. Cash pooling, related interest, and intercompany arrangements are excluded from the asset and liability balances in the combined balance sheets. Third-party debt and related interest expense of Medtronic were not attributed to the Company for the periods presented as the Company is not the sole legal obligor of such debt and Medtronic’s borrowings were not directly attributable to the Company, nor secured solely by the Company’s assets or guaranteed by the Company.
Net investment from Parent represents Medtronic’s interest in the Company’s net assets. As a direct ownership relationship does not exist between the various entities of the Company, Net investment from Parent is shown in the combined balance sheets herein. All significant transactions between Medtronic and the Company have been included in the combined financial statements. All intercompany transactions and balances have been eliminated. Medtronic uses a centralized approach to cash management and financing of its operations and Medtronic funds the Company’s operating and investing activities as needed. The Company historically participated in related cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. Under these

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cash pooling arrangements, cash balances are remitted regularly from the Company’s accounts. As a result of our participation in Medtronic’s centralized cash management arrangements, the Company holds limited cash. Therefore, the Company will continue to be funded through Medtronic’s cash management strategy through the anticipated separation. Accordingly, management believes that the Company will have sufficient liquidity to continue as a going concern. Transactions between Medtronic and the Company are deemed to have been settled immediately through Medtronic's net investment. The net effect of the settlement of related party transactions is reflected as “Net transfers to parent,” a financing activity in the combined statements of cash flows and “Net investment from Parent” in the combined balance sheets.
2. Summary of Significant Accounting Policies
Use of Estimates The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Estimates are used when accounting for items such as income taxes, contingencies, goodwill and intangible assets, equity investments, rebates, and liability valuations. Actual results may or may not differ from those estimates.
Fiscal Year-End The Company utilizes a 52/53-week fiscal year, ending the last Friday in April, for the presentation of its combined financial statements and related notes thereto at April 26, 2024 and April 28, 2023, and for each of the fiscal years ended April 26, 2024 (fiscal year 2024) and April 28, 2023 (fiscal year 2023).
Cash Equivalents The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.
Investments The Company invests in marketable equity securities, including investments that do not have readily determinable fair values and investments accounted for under the equity method. Certain of the Company’s investments in marketable equity securities are long-term, strategic investments in companies that are in various stages of development and are included in other assets on the combined balance sheets. Equity investments that do not have readily determinable fair values are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Equity securities accounted for under the equity method are initially recorded at the amount of the Company’s investment and are adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Securities accounted for under the equity method are reviewed quarterly for changes in circumstance or the occurrence of events that suggest other than temporary impairment has occurred.
Accounts Receivable and Allowance for Doubtful Accounts and Credit Losses The Company grants credit to customers in the normal course of business and maintains an allowance for doubtful accounts for potential credit losses. When evaluating allowances for doubtful accounts, the Company considers various factors, including historical experience and customer-specific information. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible.

(in millions)	April 26, 2024	April 28, 2023
Allowance for credit losses, beginning of period	$41	$62
Provision	22	15
Utilization	(23)	(36)
Allowance for credit losses, end of period	$40	$41
Inventories Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company reduces the carrying value of inventories for items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments, or other economic factors.
Property, Plant, and Equipment Property, plant, and equipment is stated at cost and depreciated over the useful lives of the assets using the straight-line method. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. The Company

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
assesses property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. The cost of interest that is incurred in connection with significant ongoing construction projects is capitalized using a weighted average interest rate. These costs are included in property, plant, and equipment and amortized over the useful life of the related asset. Upon retirement or disposal of property, plant, and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts. The difference, if any, between the net asset value and the proceeds, is recognized in earnings.
Goodwill and Intangible Assets Goodwill attributed to the Company represents the historical goodwill balances in the Parent's Diabetes business arising from acquisitions specific to the Company. Goodwill is the excess of the purchase price over the estimated fair value of identified net assets of acquired businesses. The Company assesses goodwill for impairment annually in the third quarter of the fiscal year and whenever an event occurs, or circumstances change that would indicate the carrying amount may be impaired. The Company operates as a single segment, which is considered to be the sole reporting unit. Therefore, impairment testing for goodwill is performed at the enterprise level. The Company calculates the excess of the reporting unit's fair value over its carrying amount, including goodwill, utilizing a discounted cash flow analysis and revenue and earnings multiples using comparable public company information. The test for impairment of goodwill requires the Company to make several estimates related to projected future cash flows and appropriate multiples to determine the fair value of the goodwill reporting unit. Significant assumptions used in the reporting unit fair value measurements include forecasted cash flows, including revenue and expense growth rates, discount rate, and revenue and earnings multiples. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit.
Intangible assets include purchased technology, patents, trademarks, tradenames, and customer relationships. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives typically ranging from 7 to 20 years. Amortization is recognized within cost of products sold and selling, general, and administrative expenses in the combined statements of loss. Intangible assets with a definite life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group, which includes intangible assets, may not be recoverable. When events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, the Company compares the asset group’s carrying value to its respective undiscounted future cash flows. If the carrying value is not recoverable, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value. The fair value of the asset group is estimated by utilizing a discounted cash flow analysis.
Lessor Arrangements In certain geographies, insulin pumps are leased to customers, including on a stand-alone basis or in arrangements that include the pump and ongoing purchase of consumable products, which are accounted for as operating leases. The lease terms are typically up to four years. For arrangements that contain both pumps and consumables, consideration is allocated between the lease and non-lease components based on the relative standalone price. Operating lease revenue is recognized within net sales in the combined statements of loss and represented less than 3 percent of the Company’s total net sales for fiscal years 2024 and 2023. Assets related to operating leases are reported within property, plant, and equipment, net in the combined balance sheets.
Self-Insurance The Company participates in Medtronic's self-insurance program, which self-insures the majority of its insurable risks, including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers’ compensation, comprehensive general, and product liability. Insurance coverage is obtained for risks required to be insured by law or contract. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. The self-insurance program may not be indicative of the Company's future insurance structure on a standalone basis.
Retirement Benefit Plans Certain of the Company’s employees participate in benefit plans administered and sponsored by Medtronic, including defined benefit plans and other post-retirement plans. The Company accounts for the participation in these benefit programs as multi-employer benefit plans. An allocated portion of the cost associated with the multi-employer plans is reflected in the combined financial statements, and any net assets or obligations associated with the multiemployer plans are retained by Medtronic. The allocated service costs

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
associated with the multi-employer plans reflected in these combined financial statements was $8 million and $10 million in fiscal years 2024 and 2023, respectively.
Fair Value Measurements The Company follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and non-recurring basis. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:
#Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
#Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
#Level 3 - Inputs are unobservable for the asset or liability.
Revenue Recognition The Company derives its revenues from the sale of AID systems and smart multiple daily injection (MDI) systems. In the United States, the Company primarily sells its products directly to patients and indirectly with independent distributors. Outside of the United States, the diabetes market is highly varied, with nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement. The Company recognizes revenue when control is transferred to the customer. For products sold through direct sales representatives and independent distributors, control is typically transferred upon shipment or upon delivery, based on the contract terms and legal requirements. Payment terms vary depending on the country of sale, type of customer, and type of product.
If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative standalone selling price. Contracts for the sale of certain products may include promises related to ongoing monitoring services that are typically provided throughout the four-year warranty period. The services are considered immaterial in the context of the contract, and the Company has elected to account for these using the practical expedient under ASC 606-10-25-16A which permits a company make a cost accrual for the costs of providing the services if revenue is recognized before those immaterial services are transferred to the customer. The cost accrual for these services is included in other accrued expenses and other liabilities in the combined balance sheets.
Shipping and handling is treated as a fulfillment activity rather than a promised service, and therefore, is not considered a performance obligation. Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue producing transaction and collected by the Company from customers (for example, sales, use, value added, and some excise taxes) are not included in revenue. For contracts that have an original duration of one year or less, the Company uses the practical expedient applicable to such contracts and does not adjust the transaction price for the time value of money.
The amount of revenue recognized reflects sales rebates and returns and other revenue adjustments, which are estimated based on sales terms, historical experience, and trend analysis. In estimating rebates, the Company considers the lag time between the point of sale and the payment of the rebate claim, the stated rebate rates, and other relevant information. The Company records adjustments to rebates and returns reserves as increases or decreases of revenue.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
The Company records a deferred revenue liability if a customer pays consideration, or the Company has the right to invoice, before the Company transfers a good or service to the customer. Deferred revenue primarily relates to software upgrades for certain products.
Shipping and Handling Shipping and handling costs incurred to physically move product from the Company's premises to the customer's premises are recognized in selling, general, and administrative expenses in the combined statements of loss and were $50 million and $51 million in fiscal years 2024 and 2023, respectively. Other shipping and handling costs incurred to store, move, and prepare products for shipment are recognized in cost of products sold in the combined statements of loss.
Warranty The Company offers warranties on certain product offerings. The majority of the Company's warranty liability relates to the four-year warranty on insulin pumps offered to original users and may replace any pumps that do not function as intended, in accordance with the product specifications within the warranty period. Estimated warranty costs associated with a product are recorded within cost of products sold at the time revenue is recognized. The Company estimates future warranty costs by analyzing historical and anticipated rates of warranty claims and the number and cost of units sold. The Company assesses the adequacy of the warranty reserves on a quarterly basis and adjusts these amounts as necessary.
Research and Development Research and development costs are expensed when incurred. Research and development costs include costs of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.
Contingencies The Company records a liability in the combined financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable, and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed.
Income Taxes The Company is included in the foreign and domestic tax returns of Medtronic and its U.S. and foreign affiliates. The Company calculated the provision for income taxes by using a separate-return method. Under this method, the Company assumed the filing of a separate return with the tax authority in each jurisdiction in which the Company operates, thereby reporting the taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Medtronic. The Company’s current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that it could claim on its hypothetical return and assesses the need for a valuation allowance on the basis of our projected separate-return results.
Post separation, the Company’s operating footprint, as well as tax return elections and assertions may be different and therefore, the Company’s hypothetical income taxes, as presented in the combined financial statements, may not be indicative of the Company’s future income taxes. The current tax provision (or benefit) determined under the separate-return method is considered to be settled immediately and, therefore, is effectively included in net transfers (to) from Parent.
Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax balances on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax balances is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent it is believed these assets are more likely than not to be realized. In making such a determination, the Company considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If it is determined that the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
Uncertain tax positions are recorded on the basis of a two-step process in which (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
Other Operating Expense (Income), Net Other operating expense (income), net primarily includes restructuring expense, royalty expense, certain expenses related to a previously contemplated acquisition, Puerto Rico excise taxes, currency remeasurement, and income from research and development funding arrangements.
Other Non-Operating Expense, Net Other non-operating expense, net includes investment gains and losses.
Currency Translation Assets and liabilities of non-U.S. dollar functional currency entities are translated to U.S. dollars at period-end exchange rates, and the currency impacts arising from the translation of the assets and liabilities are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive loss, on the combined balance sheets. Elements of the combined statements of loss are translated at the average monthly currency exchange rates in effect during the period. Currency transaction gains and losses are included in other operating expense (income), net in the combined statements of loss.
Stock-Based Compensation The Company’s employees participate in Medtronic’s stock compensation plans. Stock-based compensation is measured at fair value at the grant date. Stock-based compensation expense associated with stock options, restricted stock units, performance share units, and the employee stock purchase plan are attributable to or 100% allocable to the Company employees and recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Company estimates pre-vesting forfeitures at the time of grant and revises the estimates in subsequent periods. The combined statements of loss also include allocations of stock-based compensation expense related to corporate functions.
Earnings Per Share  Earnings per share data has not been presented in the accompanying combined financial statements because the Diabetes business does not operate as a separate legal entity with its own capital structure.
Recently Adopted Accounting Standards
Supplier Finance Programs
In September 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50), which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The Company adopted this guidance on April 29, 2023. At April 26, 2024 and April 28, 2023, the Company had $25 million and $24 million of outstanding payables, respectively, associated with the supplier financing program recorded in accounts payable in the combined balance sheets.
Not Yet Adopted Accounting Standards
Segment Reporting
In November 2023, the FASB issued ASU 2023-07, Improvements to Segment Reporting (Topic 280), which requires incremental disclosures on reportable segments, primarily through enhanced disclosures on significant segment expenses. The Company will adopt this guidance beginning in the fourth quarter of fiscal year 2025 and for interim periods starting in fiscal year 2026. The adoption of this guidance will not have a material impact to the Company's results of operations, cash flows, or financial condition.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Income Taxes
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740), which requires incremental annual disclosures on income taxes, including rate reconciliations, income taxes paid, and other disclosures. The Company will adopt this guidance beginning in the fourth quarter of fiscal year 2026. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.
3. Revenue
The Company's revenues are principally derived from the sale of automated insulin delivery solutions for diabetes management to individuals, distributors, healthcare providers, and other institutions globally. The table below includes net sales by market geography for fiscal years 2024 and 2023:

(in millions)	Fiscal Year 2024	Fiscal Year 2023
U.S.(1)	$833	$832
International(2)	1,636	1,413
Total	$2,469	$2,245
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
At April 26, 2024, $39 million of rebates and other adjustments were classified as accrued rebates and $15 million of rebates and other adjustments were classified as other liabilities in the combined balance sheets. At April 28, 2023, $29 million of rebates and other adjustments were classified as accrued rebates and $11 million of rebates and other adjustments were classified as other liabilities in the combined balance sheets. There were $9 million and $7 million of return reserves classified as other accrued expenses in the combined balance sheets at April 26, 2024 and April 28, 2023, respectively
Deferred Revenue and Remaining Performance Obligations
Deferred revenue at April 26, 2024 and April 28, 2023 was $16 million and $23 million, respectively. At April 26, 2024 and April 28, 2023 $11 million and $19 million was included in other accrued expenses, respectively, and $6 million and $4 million was included in other liabilities respectively. During fiscal year 2024, the Company recognized $12 million of revenue that was included in deferred revenue as of April 28, 2023. During fiscal year 2023, the Company recognized $15 million of revenue that was included in deferred revenue as of April 29, 2022.
Remaining performance obligations include goods and services that have not yet been delivered or provided under existing, noncancellable contracts with minimum purchase commitments. At April 26, 2024, the estimated revenue expected to be recognized in future periods related to unsatisfied performance obligations for executed contracts with an original duration of one year or more was approximately $15 million. The Company expects to recognize revenue on the majority of these remaining performance obligations over the next two years.
4. Inventories
Inventory balances were as follows:

(in millions)	April 26, 2024	April 28, 2023
Finished goods	$165	$184
Work-in-process	28	27
Raw materials	99	87
Total	$292	$298

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5. Financial Instruments
The Company holds investments in equity investments without readily determinable fair values and investments accounted for under the equity method. Equity investments that do not have readily determinable fair values are included within Level 3 of the fair value hierarchy, as they are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.
The following table summarizes the Company's equity and other investments at April 26, 2024 and April 28, 2023, which are classified as other assets in the combined balance sheets:

(in millions)	April 26, 2024	April 28, 2023
Investments without readily determinable fair values	$74	$80
Equity method investments	2	—
Total equity investments	$76	$80
The table below includes activity related to the Company's portfolio of equity and other investments.

(in millions)	April 26, 2024	April 28, 2023
Proceeds from sales	$11	$—
Impairment losses recognized	(1)	(7)
6. Goodwill and Other Intangible Assets
Goodwill
As of April 26, 2024 and April 28, 2023, the carrying amount of goodwill was $2,255 million. The Company did not engage in any business combinations or other transactions that would affect the carrying amount of goodwill. The only changes to goodwill during the periods were insignificant changes due to currency translation adjustments.
The Company did not recognize any goodwill impairment charges during fiscal years 2024 and 2023.
Intangible Assets
The following table presents the gross carrying amount and accumulated amortization of intangible assets:

	April 26, 2024		April 28, 2023
Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Purchased technology and patents	$246	$(101)	$246	$(78)
Customer-related	68	(56)	69	(47)
Trademarks, tradenames, and other	5	(2)	5	(2)
Total	$320	$(159)	$320	$(126)
The Company did not recognize any definite-lived intangible asset impairment charges during fiscal years 2024 and 2023.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Amortization Expense
Intangible asset amortization expense was $33 million for both fiscal years 2024 and 2023, of which $24 million was recognized within cost of products sold and $9 million within selling, general, and administrative expenses in the combined statements of loss in each fiscal year. Estimated aggregate amortization expense by fiscal year based on the current carrying value and remaining estimated useful lives of definite-lived intangible assets at April 26, 2024 is as follows:

(in millions)	Amortization Expense
2025	$29
2026	26
2027	26
2028	25
2029	22
Thereafter	33
7. Property, Plant, and Equipment
Property, plant, and equipment balances and corresponding estimated useful lives were as follows:

(in millions)	April 26, 2024	April 28, 2023	Estimated Useful Lives (in years)
Equipment	$342	$339	Up to 10
Computer software	334	315	Up to 10
Land and land improvements	7	7	Up to 20
Building and leasehold improvements	214	213	Up to 30
Construction in progress	294	252
Property, plant, and equipment	1,192	1,126
Less: Accumulated depreciation	(556)	(537)
Property, plant, and equipment, net	$636	$589
Depreciation expense of $96 million and $82 million was recognized in fiscal years 2024 and 2023, respectively.
8. Other Accrued Expenses
Other accrued expenses included in the combined balance sheets were as follows:

(in millions)	April 26, 2024	April 28, 2023
Accrued warranties	$19	$20
Deferred income	11	19
Ancillary services cost accrual	9	8
Right of return	9	7
Operating lease obligations	8	7
Other accrued expenses(1)	65	81
Total	$120	$141
__________________
(1)Other accrued expenses includes general accrued expenses as well as accruals related to restructuring, product remediation, clinical trials, and consultant fees.

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As further described in Note 2, the Company provides warranties on certain product offerings. The following table provides a reconciliation of the changes in product warranty liabilities for fiscal years 2024 and 2023:

	Fiscal Year
(in millions)	2024	2023
Balance at the beginning of the period	$62	$85
Provisions for warranties issued during the period	22	15
Settlements made during the period	(26)	(23)
Adjustment of prior estimates	6	(15)
Balance at end of the period	$65	$62
As of April 26, 2024 and April 28, 2023, total product warranty reserves were included in the following combined balance sheet accounts:

(in millions)	April 26, 2024	April 28, 2023
Other accrued expenses	$19	$20
Other long-term liabilities	45	42
Total warranty reserves	$65	$62
9. Income Taxes
The income tax provision is based on income before income taxes reported for financial statement purposes. The components of loss before income taxes, based on tax jurisdiction, are as follows:

	Fiscal Year
(in millions)	2024	2023
U.S.	$(176)	$(30)
International	106	(46)
Loss before income taxes	$(70)	$(76)
The income tax provision consists of the following:

	Fiscal Year
(in millions)	2024	2023
Current tax expense:
U.S.	$13	$13
International	21	15
Total current tax expense	34	27
Deferred tax expense (benefit):
International	3	(12)
Net deferred tax expense (benefit)	3	(11)
Income tax provision	$38	$16

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Tax assets (liabilities), shown before jurisdictional netting of deferred tax assets (liabilities), are comprised of the following:

(in millions)	April 26, 2024	April 28, 2023
Deferred tax assets:
Net operating loss, capital loss, and credit carryforwards	79	61
Capitalization of research and development	251	199
Other accrued liabilities	7	7
Accrued compensation	15	11
Stock-based compensation	11	9
Lease obligations	11	6
Accumulated depreciation	4	—
Other	6	4
Gross deferred tax assets	383	298
Valuation allowance	(360)	(273)
Total deferred tax assets	22	25
Deferred tax liabilities:
Intangible assets	—	(3)
Right of use leases	(10)	(6)
Accumulated depreciation	—	(1)
Inventory	—	(2)
Total deferred tax liabilities	(10)	(11)
Income tax receivables	1	1
Tax assets, net	13	15
Reported as (after valuation allowance and jurisdictional netting):
Other current assets	1	1
Tax assets	16	17
Other liabilities	(4)	(4)
Tax assets, net	$13	$15
No deferred taxes have been provided for undistributed earnings of the Company's subsidiaries of $286 million and $112 million for periods April 26, 2024 and April 28, 2023, respectively, as these earnings have been and under current plans continue to be permanently reinvested in the subsidiaries. These amounts represent the separate current after-tax income of foreign subsidiaries accrued during these periods. Due to the number of legal entities and jurisdictions involved, the complexity of the legal structure of the separate operations making up these financial statements, and the complexity of the tax laws in the varying tax jurisdictions, the Company believes it is not practicable to estimate the amount of additional taxes that would result to the extent these permanently reinvested earnings were distributed in the future. For earnings not considered permanently reinvested, the Company has determined that these earnings would result in immaterial future tax costs of the Company, if and when distributed.
At April 26, 2024, the Company had approximately $9 million of tax effected net operating loss carryforwards in certain non-U.S. jurisdictions, which will expire during fiscal years 2028 through 2041.
At April 26, 2024, the Company had less than $1 million of tax effected U.S. federal net operating loss carryforwards, all of which have no expiration. For U.S. state purposes, the Company had $6 million of tax effected net operating loss carryforwards at April 26, 2024, all U.S. state loss carryforwards will expire during fiscal years 2025 through 2042.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
At April 26, 2024, the Company also had $63 million of tax credits available to reduce future income taxes payable, of which $42 million have no expiration. The remaining credits will expire during fiscal years 2025 through 2038.
The Company has established valuation allowances primarily related to the uncertainty of the utilization of certain deferred tax assets in the U.S. federal and State jurisdictions, as well as certain tax loss carryforwards in various jurisdictions outside of the U.S. A rollforward of the Company's valuation allowances are as follows:

(in millions)	April 26, 2024	April 28, 2023
Valuation allowances, beginning of period	$273	$201
Charges to tax expense	90	74
Charges to other accounts	(3)	(2)
Valuation allowances, end of period	$360	$273
The increase in the valuation allowance in 2024 and 2023 was primarily due to an increase in the U.S. federal and State deferred tax assets.
The Company’s effective income tax rate varied from the U.S. federal statutory tax rate as follows:

	Fiscal Year
	2024	2023
U.S. federal statutory tax rate	21.0%	21.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of federal tax benefit	(2.5)	(3.3)
Research and development credit	29.3	25.5
International	6.7	(10.1)
Puerto Rico excise tax	—	17.0
Foreign derived intangible income	6.9	15.3
Valuation allowance adjustment	(114.0)	(86.3)
Stock-based compensation	(2.8)	(1.5)
U.S. tax on foreign earnings	5.2	5.8
Other, net	(1.7)	(5.3)
Uncertain tax positions	(2.3)	0.8
Effective tax rate	(54.2)%	(21.1)%
The Company recognizes the amount of income tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. Changes in unrecognized tax benefits impacting the provision for income taxes of the Company have been reflected in the combined statements of loss. Interest and penalties are also recognized in income tax provision in the combined statements of loss. For uncertain tax positions that the Company expects to be legally liable for, there were no unrecognized tax benefits inclusive of interest and penalties that have been recorded to non-current liabilities on the combined balance sheets for the periods ending April 26, 2024 and April 28, 2023, respectively. For uncertain tax positions where the Company is not legally and directly liable for, unrecognized tax

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
benefits and interest and penalties are charged to Net investment from Parent on the combined balance sheets. A roll-forward of total unrecognized tax benefits attributable to the operations of the Company is as follows:

	Fiscal Year
(in millions)	2024	2023
Gross unrecognized tax benefits at beginning of fiscal year	$11	$11
Gross increases:
Current year tax positions	1	1
Gross decreases:
Prior year tax positions	—	(2)
Gross unrecognized tax benefits at end of fiscal year	12	11
Settled with Parent	(12)	(11)
Gross unrecognized tax benefits	$—	$—
If all of the Company’s unrecognized tax benefits at April 26, 2024 and April 28, 2023 were recognized, $12 million and $11 million would impact the Company’s effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company’s effective tax rate in future periods.
The Company recognizes interest and penalties related to income tax matters in income tax provision in the combined statements of loss. During fiscal years 2024 and 2023, the Company had accrued gross interest and penalties of $3 million and $2 million, respectively, which were recorded to Net Investment from Parent. During fiscal years 2024 and 2023, the Company recognized an increase to gross interest expense of $1 million and a decrease to gross interest expense of less than $1 million, respectively, in income tax provision in the combined statements of loss.
The Company reserves for uncertain tax positions related to unresolved matters with the IRS and other taxing authorities. These reserves are subject to a high degree of estimation and management judgment. Resolution of these unresolved matters, or positions taken by the IRS or other tax authorities during future tax audits, could have an impact on the Company’s financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and that it has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts.
The major jurisdictions in which the Company operated which are subject to examination are as follows:

Jurisdiction	Earliest Open Year
United States - federal and state	2017
Puerto Rico	2019
Switzerland	2010
10. Stock Purchase and Award Plans
Medtronic plc currently issues stock awards under the 2021 Medtronic plc Long Term Incentive Plan ("2021 Plan"). The 2021 Plan provides for the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock and cash-based awards. Medtronic plc also allows participating employees to purchase Medtronic plc ordinary shares at a discount through payroll deductions. Shares were purchased under the Medtronic plc 2024 Employee Stock Purchase Plan and the Medtronic plc Amended and Restated 2014 Employees Stock Purchase Plan during the fiscal years presented.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
The following table presents the expense classification of stock-based compensation expense recognized by the Company for stock options, restricted stock, performance share units, and employee stock purchase plans in fiscal years 2024 and 2023:

	Fiscal Year
(in millions)	2024	2023
Stock options	$7	$6
Restricted stock	20	20
Performance share units	8	5
Employee stock purchase plan	3	3
Total stock-based compensation expense	$38	$35

Cost of products sold	$4	$3
Research and development expense	8	6
Selling, general, and administrative expense	26	26
Total stock-based compensation expense	38	35
Income tax benefits	(6)	(5)
Total stock-based compensation expense, net of tax	$32	$30
During fiscal years 2024 and 2023, the Company recognized $22 million and $23 million, respectively, of stock compensation expense related to direct Company employees, and $16 million and $12 million, respectively, of stock compensation expense related to allocations of Medtronic's corporate and shared employee stock-based compensation expenses.
The following quantitative stock option, restricted stock, and performance share unit information relates to awards to those employees specifically identified as employees of the Company.
Stock Options Options are granted at the exercise price, which is equal to the closing price of the Parent’s ordinary shares on the grant date. The majority of the options are non-qualified options with a ten-year life and a four-year ratable vesting term. The Black-Scholes option pricing model (Black-Scholes model) is used to determine the fair value of stock options at the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Parent’s stock price, and expected dividends. Expected volatility is based on a blend of historical volatility and an implied volatility of the Parent’s ordinary shares. Implied volatility is based on market traded options of the Parent’s ordinary shares.
The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year
(in millions)	2024	2023
Weighted average fair value of options granted	$18.44	$18.73
Assumptions used:
Expected life (years)	6.1 years	5.9 years
Risk-free interest rate	4.17%	2.81%
Volatility	24.30%	24.21%
Dividend yield	3.19%	2.83%

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
The following table summarizes stock option activity during fiscal year 2024:

	Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at April 28, 2023	774	$94.08
Granted	233	86.64
Exercised	(15)	66.13
Outstanding at April 26, 2024	993	92.75	6.3	$1
Expected to vest at April 26, 2024	433	94.44	8.5	—
Exercisable at April 26, 2024	512	91.44	4.2	1
The total cash received from the issuance of new shares upon stock option award exercises, the total intrinsic value of options exercised, and the related tax benefit during fiscal years 2024 and 2023 were not significant. Unrecognized compensation expense related to outstanding stock options at April 26, 2024 was $6 million and is expected to be recognized over a weighted average period of 2.6 years.
Restricted Stock Restricted stock units are expensed over the vesting period and are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The expense recognized for restricted stock units is equal to the grant date fair value, which is equal to the closing stock price on the date of grant. The majority of the restricted stock units either have a four-year ratable vesting term or cliff vest after three years. Restricted stock units are not considered issued or outstanding ordinary shares of the Parent. Dividend equivalent units are accumulated on restricted stock units during the vesting period.
The following table summarizes restricted stock activity during fiscal year 2024:

	Units (in thousands)	Wtd. Avg. Grant Price
Nonvested at April 28, 2023	309	$101.86
Granted	207	82.02
Vested	(118)	102.35
Nonvested at April 26, 2024	397	91.83
The following table summarizes the weighted-average grant date fair value of restricted stock granted, total fair value of restricted stock vested and related tax benefit during fiscal years 2024 and 2023:

	Fiscal Year
(in millions)	2024	2023
Weighted-average grant-date fair value per restricted stock	$82.02	$96.29
Fair value of restricted stock vested	12	25
Tax benefit related to restricted stock vested	2	3
Unrecognized compensation expense related to restricted stock as of April 26, 2024 was $24 million and is expected to be recognized over a weighted average period of 2.6 years.
Performance Share Units Performance share units typically cliff vest after three years. The awards include three metrics: relative total shareholder return (rTSR), revenue growth, and return on invested capital (ROIC). rTSR is considered a market condition metric, and the expense is determined at the grant date and will not be adjusted even if the market condition is not met. Revenue growth and ROIC are considered performance metrics, and the expense is recorded over the performance period, which will be reassessed each reporting period based on the probability of achieving the various performance conditions. The number of shares earned at the end of the three-year period will vary, based on only actual performance, from 0% to 200% of the target number of performance share units granted. Performance share units are subject to forfeiture if employment terminates prior to the lapse of

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
the restrictions. Performance share units are not considered issued or outstanding ordinary shares of the Parent. Dividend equivalent units are accumulated on performance share units for each component of the award during the vesting period.
The Company calculates the fair value of the performance share units for each component individually. The fair value of the rTSR metric will be determined using the Monte Carlo valuation model. The fair value of the revenue growth and ROIC metrics are equal to the closing stock price on the grant date.
The following table summarizes performance share unit activity during fiscal year 2024:

	Units (in thousands)	Wtd. Avg. Grant Price
Nonvested at April 28, 2023	69	112.26
Granted	60	104.83
Vested	(3)	130.31
Performance adjustments (1)	(19)	129.13
Nonvested at April 26, 2024	107	104.78
__________________
(1)Performance adjustments are adjustments to grants where the performance period has ended and actual performance is known.
The following table summarizes the weighted-average grant date fair value of performance share units granted during fiscal year 2024 and 2023:

	Fiscal Year
(in millions)	2024	2023
Weighted-average grant-date fair value per performance share units	104.83	105.55
The total fair value of performance share units vested and related tax benefit during fiscal years 2024 was not significant. There were no performance share units vested in fiscal year 2023. Unrecognized compensation expense related to performance share units as of April 26, 2024 was $6 million and is expected to be recognized over a weighted average period of 1.7 years.

11. Leases
The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. The Company determines whether a contract is a lease or contains a lease at inception date. Upon commencement, the Company recognizes a right-of-use asset and lease liability. Right-of-use assets represent the Company's right to use the underlying asset for the lease term. Lease liabilities are the Company's obligation to make the lease payments arising from a lease. As the Company’s leases typically do not provide an implicit rate, the Company’s lease liabilities are measured on a discounted basis using the Company's incremental borrowing rate. Lease terms used in the recognition of right-of-use assets and lease liabilities include only options to extend the lease that are reasonably certain to be exercised. Additionally, lease terms underlying the right-of-use assets and lease liabilities consider terminations that are reasonably certain to be executed.
The Company's lease agreements include leases that have both lease and associated nonlease components. The Company has elected to account for lease components and the associated nonlease components as a single lease component. The combined balance sheets do not include recognized assets or liabilities for leases that, at the commencement date, have a term of twelve months or less and do not include an option to purchase the underlying asset that is reasonably certain to be exercised. The Company recognizes such leases in the combined statements of loss on a straight-line basis over the lease term. Additionally, the Company recognizes variable lease payments not included in its lease liabilities in the period in which the obligation for those payments is incurred. Variable lease payments for fiscal years 2024 and 2023 were not material.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
The right-of-use assets, lease liabilities, lease costs, cash flows, and lease maturities associated with finance leases were not material to the combined financial statements at April 26, 2024 and April 28, 2023 and for fiscal years 2024 and 2023. The following table summarizes the balance sheet classification of the Company's operating leases, including the amounts of the right-of-use assets and lease liabilities at April 26, 2024 and April 28, 2023:

(in millions)	Balance Sheet Classification	April 26, 2024	April 28, 2023
Right-of-use assets	Other assets	$48	$29
Current liability	Other accrued expenses	8	7
Non-current liability	Other liabilities	41	23
The following table summarizes the weighted-average remaining lease term and weighted-average discount rate for the Company's operating leases at April 26, 2024 and April 28, 2023.

	April 26, 2024	April 28, 2023
Weighted-average remaining lease term	9.2 Years	9.1 Years
Weighted-average discount rate	3.5%	2.6%
Operating lease cost were $10 million and $8 million for fiscal years 2024 and 2023, respectively. Short-term lease cost were not significant in the periods presented.
The following table summarizes the cash paid for amounts included in the measurement of operating lease liabilities and right-of-use assets obtained in exchange for operating lease liabilities for fiscal years 2024 and 2023:

	Fiscal Year
(in millions)	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$10	$9
Right-of-use assets obtained in exchange for operating lease liabilities	29	8
The following table summarizes the maturities of the Company's operating leases at April 26, 2024:

(in millions) Fiscal Year	Operating Leases
2025	$9
2026	7
2027	6
2028	5
2029	5
Thereafter	23
Total expected lease payments	55
Less: Imputed interest	(6)
Total lease liability	$48

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
12. Accumulated Other Comprehensive Loss
The following table provides changes in accumulated other comprehensive loss, net of tax and by component:

(in millions)	Cumulative Translation Adjustments
April 29, 2022	$(7)
Other comprehensive loss	(2)
April 28, 2023	$(9)
Other comprehensive loss	(7)
April 26, 2024	$(16)
During fiscal years 2024 and 2023, there was no significant tax impact on cumulative translation adjustments and no reclassifications out of accumulated other comprehensive loss.
13. Research and Development Funding Arrangements
In fiscal year 2021, Medtronic entered into certain arrangements with Blackstone to receive funding related to the development of specific Diabetes products. Under these arrangements, Medtronic was eligible to receive up to $337 million of aggregate funding over the respective development periods for the relevant Diabetes products. As there is substantive and genuine transfer of risk to Blackstone, the development funding was recognized by Medtronic as an obligation to perform contractual services. The Company recognized the funding as income within other operating expense (income), net as the research and development costs were incurred and funding payments became due. If successful, upon regulatory approval and commercial launch in the U.S. of each individual Diabetes product, Blackstone is eligible to receive royalties based on a low-to-high single digit percentage of applicable net sales for a specified period of time. However, in each of the first two years post-U.S. commercial launch, these royalty payments are subject to a minimum threshold equal to 50% to 75% of the respective project's funding amount or, if greater, the applicable royalty percentage (Minimum Royalty). Under certain termination provisions, the Company’s payment obligation to Blackstone will survive and, in certain termination circumstances, a payment to Blackstone of a multiple of the funded amounts may be required. At the time of executing these contracts, the occurrence of such circumstances was deemed to be remote. The Company recognized income of $60 million and $100 million in fiscal year 2024 and 2023, respectively, in other operating expense (income), net in the combined statements of loss in connection with these Blackstone Agreements. Subsequent to fiscal year-end, one contract with Blackstone was terminated. Refer to Note 14 for further discussion.
14. Commitments and Contingencies
Legal Matters
The Company and its affiliates are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, shareholder related matters, environmental proceedings, tax disputes, and governmental proceedings and investigations, including those described below. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state, and local governmental agencies in the United States and in other jurisdictions in which the Company and its affiliates operate. As a result, interaction with governmental agencies is ongoing. The Company’s standard practice is to cooperate with regulators and investigators in responding to inquiries. With respect to intellectual property disputes, the Company is involved in or at risk for litigation relating to patents, trademarks, copyrights, trade secrets, and other intellectual property (IP) rights, and licenses, acquisitions or other agreements relating to such rights. This litigation includes, but is not limited to, alleged infringement, misappropriation, or other violation of IP rights, or breach of obligations related to IP rights, or other claims asserted by competitors, individuals, or, consistent with a growing trend across technology-intensive industries, other entities created specifically to fund IP litigation. With respect to commercial disputes, antitrust and competition issues have gained increased prominence, enforcement and private litigation have increased globally, and the Company is involved in or at risk for antitrust litigation, investigations or enforcement actions regarding a range of commercial

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
activities, including challenges to mergers and acquisition transactions, joint ventures, co-development or co-marketing arrangements, contracting practices, distribution agreements and employment agreements. The outcomes of legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the enforcement agencies or private claimants seek significant monetary damages and/or royalty payments, as well as other civil or criminal remedies (including injunctions barring or restricting the sale of products that are the subject of the proceeding, placing restrictions on competitive strategies or practices, or unwinding consummated transactions), any or all of which could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows.
The Company records a liability in the combined financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages with incomplete scientific facts or legal discovery, involve unsubstantiated or indeterminate claims for damages, potentially involve penalties, fines or punitive damages, or could result in a change in business practice. During fiscal years 2024 and 2023, and at April 26, 2024 and April 28, 2023, the certain litigation charges and accrued litigation charges, respectively, were not significant. The ultimate cost to the Company with respect to accrued litigation could be materially different than the amount of the current estimates and accruals and could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows. The Company includes accrued litigation in other accrued expenses and other liabilities on the combined balance sheets. While it is not possible to predict the outcome of the legal matters discussed below with certainty, the Company believes it is possible that the costs associated with these matters could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows, even in respect of those matters for which the Company believes that a potential loss is not currently probable.
Diabetes Pump Retainer Ring Litigation
Starting in fiscal year 2021, plaintiffs began filing lawsuits against the Company in U.S. state and federal courts alleging personal injury from Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021, including product recalls. As of May 28 2025, after a number of recent dismissals, there are 9 lawsuits filed on behalf of 20 individuals in the U.S. Plaintiffs’ firms previously notified the Company that they may file additional lawsuits in the future on behalf of several thousand additional claimants. Most of the filed suits are coordinated in California state court. There is also a purported class action filed in Canada in its early stages. The Company is also aware of inquiries made by state attorneys general regarding the recall. The Company has not recorded an expense related to damages in connection with these matters because the Company believes any potential loss is not currently probable and reasonably estimable. Additionally, the Company is unable to reasonably estimate the range of loss, if any, that may result from these matters.
EOFlow International Arbitration
In 2023, affiliates of the Company entered into agreements (Acquisition Agreements) to acquire EOFlow Co., Ltd. (EOFlow), a Korean company that had developed and commercialized insulin patch pump technology abroad. In mid-to-late 2023, it became apparent that EOFlow would be unable to meet multiple contractual obligations and closing conditions under the Acquisition Agreement. The Acquisition Agreements were terminated in late 2023. In mid-2024, EOFlow filed an arbitral claim against Medtronic before the Singapore International Arbitration Centre, asserting it is entitled to a $26 million break-up fee under the Acquisition Agreements and related letter agreements. The affiliates of the Company have asserted an arbitral counterclaim for EOFlow’s breaches of contractual representations and warranties in the Acquisition Agreements. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Witkin False Claims Act Matter
In May 2011, a former sales representative filed a qui tam lawsuit against the Company in the U.S. District Court for the District of Massachusetts alleging violations of the False Claims Act in connection with sales of certain insulin pump products in the period from 2007 to 2014 and wrongful termination. The U.S. Department of Justice declined to intervene. The case is currently in discovery. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable and reasonably estimable. Additionally, the Company is unable to reasonably estimate the range of loss, if any, that may result from this matter.
Italian Payback Litigation
In 2015, “payback” legislation was enacted in Italy requiring companies selling medical devices to make payments to the Italian state if Italy’s medical device expenditures exceed annual regional maximum ceilings. The payment amounts are calculated based upon the amount by which the regional ceilings were exceeded for any given year. There has been significant scrutiny on the legality and enforceability of the payback law since its inception, and litigation challenging the law has been proceeding through the Italian Courts. Since the law was enacted, the Company has recognized an estimate for the amount of variable consideration but has not made any payments under the payback law. In connection with this matter, at April 26, 2024 and April 28, 2023, $6 million and $5 million, respectively, were classified as accrued rebates and $15 million and $11 million, respectively, were classified as other liabilities in the combined balance sheets. Subsequent to year-end, in July 2024, two rulings by the Constitutional Court of Italy found that the medical device payback law is constitutional. Therefore, the Company increased its liability pertaining primarily to certain prior years since 2015 by $20 million during the three months ended July 26, 2024, as a reduction to net sales in the combined statements of loss. As litigation before Italian Courts is still pending, final resolution is unknown at this time, and it is possible that the amount of the Company’s liability could differ from the amount currently accrued.
Contract Termination with Blackstone
As described in Note 13, Medtronic is party to various research and development funding arrangements with Blackstone, which are subject to certain termination provisions. Subsequent to fiscal year 2024, the parties negotiated a contractual dispute resolution under one of the Diabetes product funding arrangements, and the Company recognized $165 million of certain litigation charges during fiscal year 2025 in connection with the resolution.
Guarantees
In the normal course of business, the Company and/or its affiliates periodically enter into agreements that require one or more of the Company and/or its affiliates to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising as a result of the Company or its affiliates’ products, the negligence of the Company's personnel, or claims alleging that the Company's products infringe on third-party patents or other intellectual property. The Company also offers warranties on various products. The Company’s maximum exposure under these guarantees is unable to be estimated. Historically, the Company has not experienced significant losses on these types of guarantees.
As of April 26, 2024 and April 28, 2023, the Company has outstanding bid and performance bonds of approximately $26 million and $21 million, respectively, issued to guarantee certain contractual obligations. These bid and performance bonds have various terms and can be drawn upon early. No amounts have been drawn as of the end of the fiscal year. The Company does not expect any material loss related to these guarantees.
The Company believes the ultimate resolution of the above guarantees is not expected to have a material effect on the Company’s combined earnings, financial position, and/or cash flows.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
15. Segment and Geographic Data
As described in Note 1, the primary products from which the Company derives its revenue include those focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens. The Company operates as one segment.
Geographic Information
Net sales are attributed to the country based on the location of the customer taking possession of the products or in which the services are rendered. Geographic property, plant, and equipment are attributed to the country based on the physical location of the assets.
The following table presents net sales for fiscal years 2024 and 2023, and property, plant, and equipment, net at April 26, 2024 and April 28, 2023, for countries with significant concentrations and all other countries:

	Net sales		Property, plant, and equipment, net
(in millions)	2024	2023	April 26, 2024	April 28, 2023
United States (1)	833	832	591	543
Rest of world	1,636	1,413	45	46
Total	$2,469	$2,245	$636	$589
__________________
(1)U.S. includes the United States and U.S. territories.
No single customer represented over 10 percent of the Company’s combined net sales in fiscal years 2024 and 2023.
16. Related Party Transactions
The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Medtronic. The following discussion summarizes activity between the Company and Medtronic.
Allocation of General Corporate Expenses
During the periods presented, the Company’s operations were integrated with Medtronic and its affiliates, and the Company received services including, but not limited to finance and accounting, legal, information technology, employee benefits and incentives, and stock-based compensation. These combined financial statements reflect charges for these services. When specific identification is not practicable, a proportional cost allocation method was utilized, depending on the nature of the services received. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a carve-out basis.
The major components of Medtronic corporate and shared expenses are as follows:

	Fiscal Year
(in millions)	2024	2023
Cost of products sold	$38	$31
Research and development expense	28	28
Selling, general, and administrative expenses	245	211
Other operating expense (income), net	11	43
Total	$322	$314

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Net Transfers from Parent
Net transfers from Parent are included within Net investment from Parent from the combined statements of equity and within financing activities in the combined statements of cash flows and represent the net effect of transactions between the Company and Medtronic. The reconciliation of net transfers to Parent between the combined statements of changes in equity and the combined statements of cash flows are as follows:

	Fiscal Year
(in millions)	2024	2023
Net transfers from Parent per the Combined Statements of Changes in Equity	$160	$231
Stock-based compensation expense	(38)	(35)
Multiemployer pension expense	(8)	(10)
Other, net	(2)	(4)
Net transfers from Parent per the Combined Statements of Cash Flows	$112	$182
17. Subsequent Events
These combined financial statements are derived from the consolidated financial statements of Medtronic plc, which issued its annual financial statements for the fiscal year ended April 26, 2024 on June 20, 2024. Accordingly, the Company has evaluated recognizable subsequent events through the date of June 20, 2024 and non-recognizable subsequent events through May 29, 2025, the date these financial statements were available for issuance.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

           Shares
MDT Sub Holdings, Inc.
Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC	BofA Securities
Through and including           ,            (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
          ,          .

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
PART II-INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Payable by the registrant
SEC registration fee	*
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	*
________________
*To be furnished by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (5) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will provide for such limitation of liability.
We will maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to payments which may be made by us to our directors and officers pursuant to the above indemnification provision or otherwise as a matter of law. Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL against liabilities that may arise by reason of their service to us and that we must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
The underwriting agreement, the form of which will be filed as an exhibit to this registration statement, will provide for indemnification of our directors and officers by the underwriters against certain liabilities. These indemnification provisions may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Item 15. Recent Sales of Unregistered Securities.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
•On February 27, 2025, the date of our incorporation, we issued 100 shares of our common stock to Medtronic Global Holdings SCA pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of shares did not involve a public offering.
We will issue additional shares of our common stock to Medtronic in connection with the Separation, which will be made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the shares will not involve a public offering.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated by reference herein.
(b)Financial Statement Schedules: Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement *
3.1	Form of Amended and Restated Certificate of Incorporation of MDT Sub Holdings, Inc. *
3.2	Form of Amended and Restated Bylaws of MDT Sub Holdings, Inc. *
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP *
10.1	Form of Separation Agreement *
10.2	Form of Tax Matters Agreement *
10.3	Form of Employee Matters Agreement *
10.4	Form of Intellectual Property Cross-License Agreement *
10.5	Form of Transitional Trademark Cross-License Agreement *
10.6	Form of Trademark Co-Existence Agreement *
10.7	Form of Transition Services Agreement *
10.8	Form of Supply Agreement *
10.9	Form of R&D Services Agreement *
10.10	Form of Equity Incentive Plan * †
21.1	Subsidiaries of MDT Sub Holdings, Inc. *
23.1	Consent of PricewaterhouseCoopers LLP *
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (contained in its opinion filed as Exhibit 5.1 hereto) *
24.1	Power of Attorney (included on the signature page to this registration statement) *
107.1	Filing Fee Table *
_______________
*To be filed by amendment.
†Indicates management contract or compensatory plan.
#Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in           , on                     .

MDT Sub Holdings, Inc.

By:
Name:
Title:	Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:		Chief Executive Officer and Director
(Principal Executive Officer)

By:		Chief Financial Officer
(Principal Financial Officer)

By:		Chief Accounting Officer
(Principal Accounting Officer)
II-4